UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: November 3, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Third Quarter 2015 Report of UBS Group AG, which appears immediately following this page.

Our financial results

Third quarter 2015 report

Third quarter 2015  report

Dear shareholders,

The macroeconomic backdrop for the quarter was very challenging as the S&P 500 and STOXX 600 had their worst quarterly performance since 2011 and market volatility rose to highs not seen since this period. Clients were very cautious and stayed on the sidelines of markets. This was particularly clear in Wealth Management with client transactional activity dropping to its lowest level in four years. In such periods of market uncertainty, our market insight and expert advice are highly appreciated by our clients. The performance of all asset classes reflected concerns about the economic outlook for China, with markets pricing in the potential for an economic hard landing. In July and August, a US rate hike was expected by markets and drove tensions in emerging markets, but in September expectations swung as the Fed refrained from raising rates. This exacerbated concerns about the slowdown in global growth and added to the seasonal impact we typically experience over the summer months.

Our third-quarter performance was solid, despite this extremely challenging environment. Once again, we demonstrated the benefits of our clear strategic direction, business mix, client-centric model and disciplined execution. We also stayed focused on risk control and effective resource allocation. The Group reported a net profit attributable to shareholders of CHF 2,068 million, with diluted earnings per share of CHF 0.54 and adjusted¹ profit before tax of CHF 979 million. The third quarter included a net tax benefit of CHF 1,295 million, mainly related to a net upward revaluation of our deferred tax assets, as well as CHF 592 million of net charges for provisions for litigation, regulatory and similar matters and CHF 298 million of net restructuring charges.

During the quarter, we completed the squeeze-out of minority shareholders of UBS AG and, in line with our commitment to return capital to shareholders, we distributed the previously announced supplementary dividend of CHF 0.25 per share to UBS Group AG shareholders.

UBS remains the best-capitalized large global bank, with a fully applied Swiss SRB Basel III CET1 capital ratio of 14.3% as of 30 September 2015, above our target of at least 13%. Our fully applied Swiss SRB leverage ratio increased to 5.0%. The bank issued CHF 1.5 billion of high-trigger additional tier 1 (AT1) perpetual capital notes in the third quarter. Also during the quarter, we completed our inaugural issuance of senior unsecured debt which will contribute to our total loss-absorbing capacity (TLAC), successfully placing CHF 4.2 billion of senior unsecured notes in anticipation of international regulatory developments, including revisions in the Swiss too big to fail framework.

On 21 October, the Swiss Federal Council proposed stricter capital rules for global systemically important banks, making the Swiss regime by far the most demanding in the world on a relative basis. The Swiss government's proposal sets out a targeted leverage ratio of 5% to qualify as well capitalized including at least 3.5% CET1 and up to 1.5% high-trigger AT1 capital. UBS intends to meet the newly proposed CET1 leverage ratio requirement of 3.5% by retaining sufficient earnings, while maintaining its commitment to a capital return payout ratio of at least 50% of net profit, subject to maintaining a fully applied Basel III CET1 ratio of at least 13% and 10% post-stress. Also, UBS plans to continue its issuance of AT1 instruments and TLAC-eligible senior debt to meet the new requirement without the need to increase the Group’s overall funding level. We will become compliant with the newly proposed rules at inception and intend to use the four-year phase-in period to fully implement the new requirements. To mitigate the additional substantial costs associated with the requirements to hold higher levels of equity and TLAC-eligible debt, we will continue to seek opportunities to reduce costs, to optimize our balance sheet and to reflect the increased cost of capital in our pricing of products and services.

Continuously improving effectiveness and efficiency is a key priority for us. We remain fully committed to our cost reduction target of CHF 2.1 billion and we made good progress in the third quarter, while continuing to carry significant regulatory costs. Improved efficiency allows us to continue our investments in technology, compliance and risk control, while creating the right cost structure to support long-term growth, particularly in Asia and the Americas.

Looking at the performance of our businesses in more detail, Wealth Management delivered a resilient adjusted¹ profit before tax of CHF 698 million against a backdrop of high market volatility, pronounced deleveraging in Asia and very low client activity levels. Net interest income rose on higher lending and deposit revenues. Despite lower average invested assets, recurring net fee income fell only slightly, as it was partly offset by increased mandate penetration, up 70 basis points to 27% of invested assets, and the continued effect of pricing initiatives. Transaction-based income declined primarily in Asia Pacific and Europe, mainly reflecting reduced client activity in response to market volatility. Net new money adjusted for the outflows from  the balance sheet and capital optimization program was CHF 3.5 billion, driven by inflows from all regions.

1 Refer to the "Group performance" section of this report for more information on adjusted results.

Third quarter 2015  report

Wealth Management Americas delivered a solid adjusted¹ profit before tax of USD 287 million, up 24% on the previous quarter. Overall operating income was broadly unchanged and productivity per advisor for revenue and invested assets was industry-leading. Recurring income reached a new record as net fee income rose on higher managed account fees and net interest income increased mainly from loan and deposit growth. Operating expenses fell primarily on lower net charges for provisions for litigation, regulatory and similar matters and other provisions. Net new money was USD 0.5 billion.

Retail & Corporate had its best result for the first nine months of the year since 2010 with an adjusted¹ third-quarter profit before tax of CHF 428 million. Net interest income from lending and deposits increased slightly as did recurring net fee income, while credit loss expenses were negligible in the quarter. Annualized net new business volume growth for retail clients was good at 2.5%, mainly driven by net new client assets and, to a lesser extent, net new loans, in line with our strategy to grow our high-quality retail loan business moderately and selectively. Year-to-date net new client accounts for retail customers hit a new record level, up 35% year-on-year, solidifying our position as the leading bank in our home market.

Asset Management recorded an adjusted¹ profit before tax of CHF 137 million. Management fees increased, primarily in Traditional Investments and Global Real Estate. Performance fees also rose, predominantly in Global Real Estate. Excluding money market flows, net new money outflows were CHF 7.6 billion, largely from lower-margin passive products, driven by client liquidity needs.

The Investment Bank delivered a very strong performance with an adjusted¹ profit before tax of CHF 614 million. Despite challenging market conditions, revenues were up 6% year on year. Compared to the prior year, Investor Client Services performed well with increased revenues in both Equities and FX, Rates and Credit. Costs were well controlled, with expenses falling compared to both the prior quarter and the prior year. The adjusted¹ return on attributed equity for the third quarter was 33.6%.

Corporate Center – Services recorded a loss before tax of CHF 257 million. Corporate Center – Group Asset and Liability Management reported a loss before tax of CHF 111 million. Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 818 million, driven by additional net charges for provisions for litigation, regulatory and similar matters, while achieving further progress in reducing the Swiss SRB leverage ratio denominator by CHF 12 billion to CHF 59 billion.

We were honored to be named “Outstanding Global Private Bank – Overall” as well as “Outstanding Global Private Bank – Asia Pacific” by Private Banker International. Additionally, we were awarded Private Banker International’s Most Innovative Digital Offering award. We were also pleased that UBS was named “Most Innovative Investment Bank for Financial Institutions” by The Banker in the Investment Banking Awards 2015. Staying at the forefront of innovation and providing best-in-class digital solutions for our clients is a key priority for UBS. As part of this effort, we launched The UBS Future of Finance Challenge, a competition for entrepreneurs and technology startups seeking ideas and solutions that will support the transformation of our industry. We received over 600 entries from startups in over 50 countries. Regional finals are taking place in Singapore, London, New York and Zurich and three winners from each region will be invited to the Global Final in Zurich in December.

At UBS, sustainable performance is one of our key Principles. During the quarter, we were named the industry group leader in the Dow Jones Sustainability Indices (DJSI), which acknowledged our support for clients and communities and our integration of societal and financial performance. UBS also joined the RE100 initiative, which urges the world's most influential companies to use only renewable power. We have committed to source 100% of our electricity from renewable sources by 2020. This will reduce our greenhouse gas footprint in 2020 by 75% compared with 2004 levels. In Switzerland, Germany and the UK, 100% of the electricity we use is already from renewable sources. In our home market, we have increased energy efficiency by more than 30% since 2000.

During the third quarter, UBS launched its first global brand campaign in five years. The campaign illustrates how we work with clients to achieve their goals and ambitions. Its tagline, “For some of life's questions you're not alone. Together, we can find an answer,” reflects our promise to embrace client goals as our own and work together to help find the best answers. We will also support an international exhibition of portraits by Annie Leibovitz entitled “Women.” The tour will launch in London in January 2016 and travel to 10 global cities over 12 months. The photographs from the exhibition will form part of the UBS Art Collection.

1 Refer to the "Group performance" section of this report for more information on adjusted results.

                                                                                  Axel A. Weber                                                  Sergio P. Ermotti

                                                                                  Chairman of the Board of Directors                      Group Chief Executive Officer

Outlook – Many of the underlying macroeconomic challenges and geopolitical issues that we have highlighted in previous quarters remain and are unlikely to be resolved in the foreseeable future. In addition, recently proposed changes to the too big to fail regulatory framework in Switzerland will cause substantial ongoing interest costs for the firm. We also continue to see headwinds from interest rates which have not increased in line with market expectations, negative market performance in certain asset classes and the weak performance of the euro versus the Swiss franc during the year. We are executing the measures already announced to mitigate these effects as we progress towards our targeted return on tangible equity in the short to medium term. Our strategy has proven successful in a variety of market conditions. We remain committed to our strategy and its disciplined execution in order to ensure the firm’s long-term success and deliver sustainable returns for our shareholders.

Yours sincerely,

Axel A. Weber                        Sergio P. Ermotti

Chairman of the                    Group Chief Executive Officer

Board of Directors

Third quarter 2015  report

UBS Group key figures

	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.9.15	30.6.15	31.12.14	30.9.14	30.9.15	30.9.14

Group results
Operating income	7,170	7,818	6,746	6,876	23,829	21,281
Operating expenses	6,382	6,059	6,342	7,430	18,575	19,224
Operating profit / (loss) before tax	788	1,759	404	(554)	5,254	2,057
Net profit / (loss) attributable to UBS Group AG shareholders	2,068	1,209	858	762	5,255	2,609
Diluted earnings per share (CHF)¹	0.54	0.32	0.23	0.20	1.40	0.68

Key performance indicators²
Profitability
Return on tangible equity (%)	18.3	11.0	8.0	7.1	15.7	8.3
Return on assets, gross (%)	3.0	3.1	2.6	2.7	3.2	2.8
Cost / income ratio (%)	88.7	77.4	93.2	107.5	77.8	90.3
Growth
Net profit growth (%)	71.1	(38.8)	12.6	(3.8)	101.4	15.7
Net new money growth for combined wealth management businesses (%)³	0.8	1.5	1.7	3.1	2.0	2.7
Resources
Common equity tier 1 capital ratio (fully applied, %)⁴	14.3	14.4	13.4	13.7	14.3	13.7
Leverage ratio (phase-in, %)⁵	5.8	5.4	5.4	5.4	5.8	5.4

Additional information
Profitability
Return on equity (RoE) (%)	15.9	9.4	6.8	6.1	13.6	7.1
Return on risk-weighted assets, gross (%)⁶	13.3	14.5	12.3	12.2	14.6	12.4
Resources
Total assets	979,746	950,168	1,062,478	1,044,899	979,746	1,044,899
Equity attributable to UBS Group AG shareholders	54,077	50,211	50,608	50,824	54,077	50,824
Common equity tier 1 capital (fully applied)⁴	30,948	30,265	28,941	30,047	30,948	30,047
Common equity tier 1 capital (phase-in)⁴	40,488	38,706	42,863	42,464	40,488	42,464
Risk-weighted assets (fully applied)⁴	216,314	209,777	216,462	219,296	216,314	219,296
Risk-weighted assets (phase-in)⁴	220,755	212,088	220,877	222,648	220,755	222,648
Common equity tier 1 capital ratio (phase-in, %)⁴	18.3	18.2	19.4	19.1	18.3	19.1
Total capital ratio (fully applied, %)⁴	22.0	21.2	18.9	18.7	22.0	18.7
Total capital ratio (phase-in, %)⁴	25.8	25.0	25.5	24.9	25.8	24.9
Leverage ratio (fully applied, %)⁵	5.0	4.7	4.1	4.2	5.0	4.2
Leverage ratio denominator (fully applied)⁵	946,476	944,422	997,822	980,669	946,476	980,669
Leverage ratio denominator (phase-in)⁵	952,156	949,134	1,004,869	987,327	952,156	987,327
Liquidity coverage ratio (%)⁷	127	121	123	128	127	128
Other
Invested assets (CHF billion)⁸	2,577	2,628	2,734	2,640	2,577	2,640
Personnel (full-time equivalents)	60,088	59,648	60,155	60,292	60,088	60,292
Market capitalization⁹	69,324	74,547	63,526	64,047	69,324	64,047
Total book value per share (CHF)⁹	14.41	13.71	13.94	13.54	14.41	13.54
Tangible book value per share (CHF)⁹	12.69	12.04	12.14	11.78	12.69	11.78

1 Refer to "Note 9 Earnings per share (EPS) and shares outstanding" in the "UBS Group financial statements" section of this report for more information.    2 Refer to the "Measurement of performance" section of our Annual Report 2014 for the definitions of our key performance indicators.   3 Based on adjusted net new money which excludes the negative effect on net new money (third quarter of 2015: CHF 3.3 billion, second quarter of 2015: CHF 6.6 billion) in Wealth Management from our balance sheet and capital optimization program.   4 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the "Capital management" section of this report for more information.    5 In accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information.    6 Based on phase-in Basel III risk-weighted assets.    7 Refer to the "Liquidity and funding management" section of this report for more information. Data for periods prior to 31 March 2015 are on a pro-forma basis.    8 Includes invested assets for Retail & Corporate.   9 Refer to the "UBS shares" section of this report for more information.

1.	UBS Group
10	Recent developments
16	Group performance

2.	UBS business divisions and Corporate Center
34	Wealth Management
38	Wealth Management Americas
43	Retail & Corporate
46	Asset Management
50	Investment Bank
54	Corporate Center

3.	Risk and treasury management
65	Risk and treasury management key developments
67	Risk management and control
85	Balance sheet
88	Liquidity and funding management
92	Capital management
117	UBS shares

4.	UBS Group financial statements
123	Interim consolidated financial statements UBS Group AG (unaudited)
177	Interim consolidated financial information UBS AG (unaudited)

5.	Legal entity financial information
183	UBS Group AG (standalone)
185	UBS AG (standalone)
189	UBS Switzerland AG (standalone)
193	UBS Limited (standalone)

Appendix

196	Abbreviations frequently used in our financial reports
198	Information sources

Corporate calendar UBS Group AG

Publication of the fourth quarter 2015 results:                Tuesday, 2 February 2016
Publication of the Annual Report 2015:                         Friday, 18 March 2016
Publication of the first quarter 2016 report:                    Tuesday, 3 May 2016
Publication of the second quarter 2016 report:               Friday, 29 July 2016

Corporate calendar UBS AG*

Publication of the third quarter 2015 report:                  Friday, 6 November 2015

* Publication dates of further quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English | SAP-No. 80834E-1504

© UBS 2015. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

Third quarter 2015 report

UBS and its businesses

We are committed to providing private, institutional and corporate clients worldwide, as well as retail clients in Switzerland, with superior financial advice and solutions, while generating attractive and sustainable returns for shareholders. Our strategy centers on our Wealth Management and Wealth Management Americas businesses and our leading universal bank in Switzerland, complemented by Asset Management and our Investment Bank. These businesses share three key characteristics: they benefit from a strong competitive position in their targeted markets, are capital-efficient, and offer a superior structural growth and profitability outlook. Our strategy builds on the strengths of all of our businesses and focuses our efforts on areas in which we excel, while seeking to capitalize on the compelling growth prospects in the businesses and regions in which we operate. Capital strength is the foundation of our success. The operational structure of the Group is comprised of the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Asset Management and the Investment Bank.

Wealth Management

Wealth Management provides comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. UBS is a global firm with global capabilities, and Wealth Management clients benefit from the full spectrum of UBS’s global resources, ranging from investment management solutions to wealth planning and corporate finance advice, as well as a wide range of specific offerings. Its guided architecture model gives clients access to a wide range of products from third-party providers that complement our own products.

Wealth Management Americas

Wealth Management Americas is one of the leading wealth managers in the Americas in terms of financial advisor productivity and invested assets. It provides advice-based solutions and banking services through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US and Canadian business as well as the international business booked in the US.

Retail & Corporate

Retail & Corporate provides comprehensive financial products and services to its retail, corporate and institutional clients in Switzerland, maintaining a leading position in these client segments and embedding its offering in a multi-channel approach. The retail and corporate business constitutes a central building block of UBS’s universal bank delivery model in Switzerland, supporting other business divisions by referring clients to them and assisting retail clients to build their wealth to a level at which we can transfer them to our Wealth Management unit. Furthermore, it leverages the cross-selling potential of products and services provided by its asset-gathering and investment banking businesses. In addition, it manages a substantial part of UBS’s Swiss infrastructure and Swiss banking products platform, which are both leveraged across the Group.

Asset Management

Asset Management is a large-scale, well-diversified asset manager with businesses across regions and client segments. It serves third-party institutional and wholesale clients, as well as clients of UBS’s wealth management businesses with a broad range of investment capabilities and styles across all major traditional and alternative asset classes. Complementing the investment offering, the fund services unit provides fund administration services for UBS and third-party funds.

Investment Bank

The Investment Bank provides corporate, institutional and wealth management clients with expert advice, innovative solutions, execution and comprehensive access to the world’s capital markets. It offers advisory services and access to international capital markets, and provides comprehensive cross-asset research, along with access to equities, foreign exchange, precious metals and selected rates and credit markets through its business units, Corporate Client Solutions and Investor Client Services. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a range of securities.

Corporate Center

The Corporate Center comprises three units: Corporate Center – Services, Corporate Center – Group Asset and Liability Management (Group ALM) and Corporate Center – Non-core and Legacy Portfolio. Corporate Center – Services provides Group-wide control functions such as finance, risk control (including compliance) and legal. In addition, it provides all logistics and support services, including operations, information technology, human resources, regulatory relations and strategic initiatives, communications and branding, corporate services, physical security, information security as well as outsourcing, nearshoring and offshoring. Corporate Center – Group ALM provides services such as liquidity, funding, balance sheet and capital management. Corporate Center – Non-core and Legacy Portfolio comprises the non-core businesses and legacy positions that were part of the Investment Bank prior to its restructuring.

UBS Group

Management report

Recent developments

Recent developments

Financial reporting and accounting changes

Fourth quarter reporting approach

Beginning with the fourth quarter of 2015, we will replace the publication of a fourth quarter financial report with the publication of an expanded quarterly media release. For the first three quarters of the fiscal year, we will continue to supplement the quarterly media release with the quarterly financial report published on or around the same day. Consistent with our past practice, our fourth quarter results will be supplemented by the Annual Report, which for 2015 will be published on 18 March 2016. The publication date for the fourth quarter media release 2015 will be 2 February 2016.

Global Asset Management renamed Asset Management

Effective October 2015, the business division Global Asset Management has been renamed Asset Management. This change is reflected throughout this report. The names of relevant legal entities will be changed accordingly during the fourth quarter of 2015.

A&Q hedge fund solutions renamed Hedge Fund Solutions

During the third quarter of 2015, A&Q hedge funds solutions, the multi-manager hedge fund business, was renamed Hedge Fund Solutions (HFS). This business continues to be reported together with the O’Connor business under the business line name O’Connor and Hedge Fund Solutions, within the business division Asset Management.

Changes to our annual performance targets and key expectations

In light of actual and forecasted changes in macroeconomic conditions and the announcement of a newly proposed too big to fail regulation, we have amended certain external performance targets and expectations for the Group and the business divisions for 2016 and future years. The table on the next page shows our annual performance targets and expectations. These performance targets exclude, where applicable, items that management believes are not representative of the underlying performance of our businesses, such as restructuring charges and gains and losses on sales of businesses and real estate. The performance targets assume constant foreign currency translation rates unless otherwise indicated.

The following performance targets and expectations have been amended:

–   Our Group adjusted cost / income ratio target remains 60–70%, with a short to medium-term expectation of 65–75%

–   We expect to achieve an adjusted return on tangible equity (RoTE) in 2016 at approximately the same level as 2015, an adjusted RoTE of approximately 15% in 2017 and we target an adjusted RoTE of above 15% from 2018 onwards.

–   We expect Group risk-weighted assets (RWA) to trend around CHF 250 billion in the short to medium term.

–   We expect the Group BIS Basel III leverage ratio denominator (LRD) to trend around CHF 950 billion in the short to medium term.

–   We have replaced the RWA limit for the Investment Bank with an RWA expectation of around CHF 85 billion in the short to medium term.

–   We have replaced the funded assets limit for the Investment Bank with a BIS Basel III LRD expectation of around CHF 325 billion in the short to medium term.

–   The Investment Bank will continue to represent no more than 30–35% of the Group's total LRD and RWA.

–   We have replaced the separate aggregate net cost reduction targets for Corporate Center - Services and Corporate Center – Non-core and Legacy Portfolio with an equal Corporate Center aggregate net cost reduction target of CHF 2.1 billion by year-end 2017, of which CHF 1.4 billion by year-end 2015.

Recent developments

Regulatory and legal developments

Swiss Federal Council proposes new capital requirements for Swiss systemically relevant banks

In October 2015, the Swiss Federal Council published proposed cornerstones of a revised Swiss too big to fail (TBTF) framework. For Swiss systemically relevant banks (SRB) which operate internationally, the proposal would revise existing Swiss SRB capital requirements as a new going concern requirement and would establish an additional gone concern capital requirement, which, together with the going concern requirement, represents the total loss-absorbing capacity (TLAC) required for Swiss SRB. The new requirements would be phased in and become fully applicable by the end of 2019. The proposal would make the Swiss capital regime by far the most demanding in the world.

The proposed going concern capital requirements consist of a basic requirement for all Swiss SRB which is set at 4.5% of the leverage ratio denominator (LRD) and 12.9% of risk-weighted assets (RWA). On top of that, a progressive buffer would be added, reflecting the degree of systemic importance. The progressive buffer for UBS is expected to be 0.5% of LRD and 1.4% of RWA, resulting in a total going concern capital requirement of 5.0% of LRD and 14.3% of RWA. The going concern leverage ratio proposal would require a minimum common equity tier 1 (CET1) capital requirement of 3.5% of LRD and of up to 1.5% in high-trigger additional tier 1 (AT1) capital instruments. The minimum CET1 capital requirement will remain unchanged at 10% of RWA, and the balance of the RWA-based capital requirement, i.e., 4.3%, may be met with high-trigger AT1 instruments.

The gone concern capital would be 5.0% of LRD and 14.3% of RWA for internationally active Swiss SRB and may be met with senior debt that is TLAC eligible. Banks would be eligible for a reduction of the gone concern capital requirement if they demonstrate improved resolvability.

The proposal envisages transitional arrangements for outstanding low-trigger AT1 and tier 2 instruments to qualify as going concern capital until maturity or first call date and at least until the end of 2019. Any high and low-trigger tier 2 capital remaining after 2019 will qualify as gone concern capital while low-trigger tier 1 capital instruments will continue to qualify as going concern capital.

We will become compliant with the newly proposed rules at inception and intend to use the four-year phase-in period to fully implement the new requirements. We intend to meet the newly proposed CET1 leverage ratio requirement of 3.5% by retaining sufficient earnings, while maintaining our commitment to a capital return payout ratio of at least 50% of net profit. Furthermore, we plan to continue our issuance of AT1 instruments and TLAC-eligible senior debt to meet the new requirements without the need to increase our overall funding. Subject to market and other conditions, we currently expect to replace maturing UBS AG senior debt with Group TLAC-eligible senior debt, and maturing UBS AG tier 2 instruments with Group AT1 instruments. As previously TBTF-compliant AT1 and tier 2 instruments will remain eligible for capital treatment under the new regime on a grandfathering basis, we do not intend to use the proposed changes in the TBTF regime as a trigger to exercise our right to call outstanding low-trigger AT1 or tier 2 loss-absorbing notes. Our total TLAC issuance will be affected by a capital rebate which we expect to receive for our improved resilience and resolvability. However, the amount of this resolvability rebate, which may be up to 2.0% of LRD and 5.7% of RWA of the gone concern capital requirement, is still not clear.

In addition to defining the new capital requirements, the Federal Council has proposed that the implementation of a Swiss emergency plan is to be completed by the end of 2019. The Swiss emergency plan defines the measures required to ensure a continuation of systemically relevant functions in Switzerland.

The Federal Department of Finance will propose amendments to the Capital Adequacy Ordinance and the Banking Ordinance for public comment and is expected to submit the amended ordinances to the Federal Council in the first quarter of 2016.

Changes to our legal structure

Over the past two years, we have undertaken a series of measures to improve the resolvability of the Group in response to TBTF requirements in Switzerland and other countries in which the Group operates.

During the third quarter, UBS Group AG completed the court procedure under article 33 of the Swiss Stock Exchange Act (SESTA procedure) resulting in the cancellation of the shares of the remaining minority shareholders of UBS AG. As a result, UBS Group AG now owns 100% of the outstanding shares of UBS AG. Following completion of the SESTA procedure, on 22 September 2015 UBS Group AG paid a supplementary capital return of CHF 0.25 per share to its shareholders.

In the third quarter, we established UBS Business Solutions AG as a direct subsidiary of UBS Group AG, to act as the Group service company. We will transfer the ownership of the majority of our existing service subsidiaries to this entity. We expect that the transfer of shared service and support functions into the service company structure will be implemented in a staged approach through 2018. The purpose of the service company structure is to improve the resolvability of the Group by enabling us to maintain operational continuity of critical services should a recovery or resolution event occur.

UBS AG has established a new subsidiary, UBS Americas Holding LLC, which we intend to designate as our intermediate holding company for our US subsidiaries prior to the 1 July 2016 deadline under new rules for foreign banks in the US pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank). During the third quarter of 2015, UBS AG contributed its equity participation in the principal US operating subsidiaries to UBS Americas Holding LLC to meet the requirement under Dodd-Frank that the intermediate holding company own all of our US operations, except branches of UBS AG.

→   Refer to the “Legal entity financial information” section of this report for more information

We have established a new subsidiary of UBS AG, UBS Asset Management AG, into which we expect to transfer the majority of the operating subsidiaries of Asset Management during 2016. We continue to consider further changes to the legal entities used by Asset Management, including the transfer of operations conducted by UBS AG in Switzerland into a subsidiary of UBS Asset Management AG.

Our strategy, our business and the way we serve the vast majority of our clients are not affected by these changes. These plans do not require UBS to raise additional common equity capital and are not expected to materially affect the firm’s capital-generating capability.

Recent developments

We are confident that the establishment of UBS Group AG and UBS Switzerland AG, along with our other announced measures, will substantially enhance the resolvability of the Group. FINMA has confirmed that these measures were in principle suitable to warrant a rebate under the current Swiss capital regulation. Therefore, we expect that the Group will qualify for a rebate on the gone concern capital requirements under the new Swiss TBTF proposal, which should result in lower overall capital requirements for the Group. The amount and timing of any such rebate will depend on the actual execution of these measures and can therefore only be specified once all measures are implemented.

We continue to consider further changes to the Group’s legal structure in response to capital and other regulatory requirements, and in order to obtain any reduction in capital requirements for which the Group may be eligible. Such changes may include the transfer of operating subsidiaries of UBS AG to become direct subsidiaries of UBS Group AG, consolidation of operating subsidiaries in the European Union, and adjustments to the booking entity or location of products and services. These structural changes are being discussed on an ongoing basis with FINMA and other regulatory authorities, and remain subject to a number of uncertainties that may affect their feasibility, scope or timing.

→   Refer to the “UBS Group – Changes to our legal structure” section of our Annual Report 2014 for more information on the establishment of UBS Group AG and to the “Recent developments” section of our second quarter 2015 report for more information on the establishment of UBS Switzerland AG

Switzerland and Germany clarify access to the German market for banks

In July 2015, the Swiss government announced that Switzerland and Germany have finalized the terms of their mutual memorandum to simplify the provision of cross-border financial services. With immediate effect, a simplified authorization regime for Swiss banks seeking to provide cross-border financial services in Germany has been provided by the German regulator, Federal Financial Supervisory Authority (BaFin).

The implementation of the memorandum strengthens legal certainty and clarifies the terms and conditions for access to the German market.

Swiss Parliament discusses tax compliance measures

In September 2015, the Swiss National Council adopted the legal basis for implementing the global automatic exchange of information (AEI) standard in tax matters and ratified the Organization for Economic Cooperation and Development (OECD) / Council of Europe Administrative Assistance Convention and the Multilateral Competent Authority Agreement.

Separately, in September 2015, the National Council declined to deliberate on a draft law proposed by the Federal Council that would require banks and other financial intermediaries in Switzerland to comply with enhanced due diligence requirements before accepting assets from clients resident in countries without an AEI agreement. Should the Council of States in the upcoming parliamentary session also dismiss a discussion, the draft law would be abandoned.

The effects of the aforementioned developments for UBS are currently uncertain. In the past, we have experienced outflows of cross-border client assets from our Swiss booking center as a result of changes in local tax regimes or their enforcement.

→   Refer to the “Risk factors” section of our Annual Report 2014 for more information

EU progresses towards the introduction of mandatory clearing for over-the-counter derivatives

In August 2015, the European Commission (EC) adopted a Commission Delegated Regulation, introducing a clearing obligation under the European Market Infrastructure Regulation (EMIR), which will make it mandatory for specified interest rate swap (IRS) contracts to be cleared through central counterparties. This clearing obligation will enter into force, subject to scrutiny by the European Parliament and Council of the EU, and will be phased in over three years. Subject to certain criteria, the implementation of the clearing obligation will be deferred for up to three years for over-the-counter (OTC) derivative contracts between two counterparties of the same corporate group, where one counterparty is established in the EU and the other outside the EU.

Also in August 2015, the European Securities and Markets Authority (ESMA) published a Final Report proposing a clearing obligation for credit default swaps (CDS) under EMIR. The CDS clearing obligation will enter into force subject to endorsement by the EC and subsequent scrutiny by the European Parliament and Council of the EU.

The clearing obligations for IRS and CDS are expected to come into force in the first half and the second half of 2016, respectively. These clearing obligations will affect UBS’s transactions in the relevant OTC derivatives, as well as the services UBS provides to clients to facilitate their clearing obligations.

European Securities and Markets Authority publishes technical standards on MiFID II / MiFIR

The EU Markets in Financial Instruments Directive II and Regulation package (MiFID II / MiFIR) came into force in July 2014. In September 2015, the ESMA published Regulatory Technical Standards and Implementing Technical Standards under MiFID II / MiFIR which set out detailed requirements to supplement the underlying legislation. The technical standards cover issues within the categories of pre- and post-trade transparency, market micro-structural issues, data publication, non-discriminatory access to central counterparties, trading venues and benchmarks, commodity derivatives, transaction reporting, post-trade issues and best execution.

The technical standards will come into force subject to endorsement by the European Commission and subsequent scrutiny by the European Parliament and Council of the EU. The bulk of the requirements will become effective in January 2017, although there will be transitional provisions in several areas.

MiFID II / MiFIR will affect many areas of UBS’s business, including the Investment Bank, Wealth Management and Asset Management, and an assessment of the potential impact and implementation measures is ongoing.

Reform of international tax rules under the OECD / G20 Base Erosion and Profit Shifting initiative

The OECD presented final tax reforms under its Base Erosion and Profit Shifting (BEPS) project, aiming to address the issue of shifting corporate profits to low-/no-tax environments where little or no economic activity of the corporation takes place. Key measures include (i) new minimum standards on country-by-country reporting, which are intended to give tax administrations, for the first time, an overview of the global operations of multinational enterprises, (ii) measures for the prevention of treaty shopping, and (iii) revision of the guidance on transfer pricing rules. The reforms are to be implemented through national legislation. Until then, it is difficult to assess the full impact on UBS. In Switzerland, the Federal Council has instructed the Federal Department of Finance to deliver analyses and proposals for implementation.

US Federal Reserve Proposes TLAC requirements

In October 2015, the Federal Reserve Board proposed long-term debt and TLAC requirements for US globally systemically important bank holding companies and US intermediate holding companies (IHC) that are controlled by non-US globally systemically important banks. Under the proposed regulation, covered IHC, including our IHC, would be required to have TLAC held by a non-US parent entity (internal TLAC) equal to the greatest of: (i) 16% or 18% of RWA, (ii) if the IHC is subject to the US supplementary leverage ratio, 6% or 6.75% of total leverage exposure and (iii) 8% or 9% of average total consolidated assets. The lower percentages would apply to an IHC if the home country resolution authority for the IHC’s parent banking organization certifies to the Federal Reserve Board that its resolution strategy for the parent banking organization does not involve the IHC entering a resolution proceeding in the US. FINMA has adopted a single point of entry resolution strategy and we anticipate that we will qualify for the lower internal TLAC requirement. The TLAC requirement must be met with tier 1 capital and eligible long-term debt, including tier 2 capital instruments that meet requirements for eligible long-term debt, that is issued directly by the covered IHC to a foreign entity that controls the covered IHC.

An IHC also would be required to maintain outstanding eligible long-term debt held by a non-US parent entity equal to the greatest of: (i) 7% of RWA, (ii) if the IHC is subject to the US supplementary leverage ratio, 3% of total leverage exposure and (iii) 4% of average total consolidated assets. In addition, an IHC would be required to maintain an internal TLAC buffer of 2.5% of RWA plus any countercyclical buffer. Failure to maintain the buffer would trigger restrictions on distribution of dividends and discretionary variable compensation payments.

Eligible internal long-term debt generally must, among other things, be unsecured, unstructured, governed by US law, contractually subordinated to all third-party liabilities of the IHC, have a remaining maturity of at least one year, and include a contractual provision permitting the Federal Reserve Board to order the IHC to convert them into equity under certain circumstances.

The proposed regulation would also prohibit an IHC from issuing short-term debt or entering into qualified financial contracts with third parties, issuing certain guarantees of subsidiary liabilities, having a subsidiary guarantee liabilities of the IHC, or entering into arrangements that would permit a third party to offset a debt to a subsidiary of the IHC upon the IHC’s default to the third party.

If adopted as proposed, these requirements would apply as of 1 January 2019, with the RWA-based component of the TLAC requirement phased in until 1 January 2022.

US Securities and Exchange Commission proposes claw-back rules for incentive-based compensation

In July 2015, the US Securities and Exchange Commission (SEC) proposed rules that would require national securities exchanges and associations to establish additional listing standards. These would require listed companies, such as UBS, to develop and enforce claw-back policies stipulating that if a listed company has to make a material restatement of its financial statements resulting from an error, it must reclaim incentive-based compensation from current and former executive officers which they would not have received on the basis of such restatement.

US Securities and Exchange Commission finalizes rules for registration as a security-based swap dealer

In August 2015, the SEC finalized its rules describing the registration application process for security-based swap (SBS) dealers. Among other things, the rules require non-resident SBS dealers to obtain a legal opinion which concludes that the SBS dealer can, as a matter of law, provide the SEC with access to its books and records and submit to onsite examination, as well as a certification that it can and will do so. UBS intends to register at least UBS AG as an SBS dealer.

The compliance date will be based on the implementation of the business conduct, financial responsibility, and record-keeping rules for registered SBS entities.

Group performance

Group performance

Net profit attributable to UBS Group AG shareholders for the third  quarter of 2015  was CHF 2,068 million compared with CHF 1,209 million in the second  quarter of 2015. We recorded an operating profit before tax of CHF 788 million compared with CHF 1,759 million. Operating income decreased by CHF 648 million, reflecting lower net fee and commission income, a reduced own credit gain as well as lower other income. Moreover, operating expenses increased by CHF 323 million driven by CHF 521 million higher net charges for provisions for litigation, regulatory and similar matters, partly offset by CHF 283 million lower personnel expenses. On an adjusted basis, operating profit before tax was CHF 979 million in the third quarter compared with CHF 1,635 million in the prior quarter. We recorded a net tax benefit of CHF 1,295 million, mainly related to a net upward revaluation of, and other movements to, our deferred tax asset balances, compared with a net tax expense of CHF 443 million in the prior quarter.

Income statement
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Net interest income	1,846	1,490	1,874	24	(1)	4,973	4,688
Credit loss (expense) / recovery	(28)	(13)	(32)	115	(13)	(58)	(18)
Net interest income after credit loss expense	1,817	1,478	1,842	23	(1)	4,915	4,670
Net fee and commission income	4,111	4,409	4,273	(7)	(4)	12,921	12,680
Net trading income	1,063	1,647	700	(35)	52	4,844	3,404
of which: net trading income excluding own credit	1,031	1,387	639	(26)	61	4,327	3,183
of which: own credit on financial liabilities designated at fair value	32	259	61	(88)	(48)	518	221
Other income	179	285	61	(37)	193	1,148	526
Total operating income	7,170	7,818	6,876	(8)	4	23,829	21,281
of which: net interest and trading income	2,909	3,137	2,575	(7)	13	9,817	8,093
Personnel expenses	3,841	4,124	3,739	(7)	3	12,138	11,548
General and administrative expenses	2,285	1,695	3,468	35	(34)	5,694	7,018
Depreciation and impairment of property, equipment and software	230	209	203	10	13	660	598
Amortization and impairment of intangible assets	25	30	20	(17)	25	84	60
Total operating expenses	6,382	6,059	7,430	5	(14)	18,575	19,224
Operating profit / (loss) before tax	788	1,759	(554)	(55)		5,254	2,057
Tax expense / (benefit)	(1,295)	443	(1,317)		(2)	(182)	(665)
Net profit / (loss)	2,083	1,316	763	58	173	5,437	2,722
Net profit / (loss) attributable to preferred noteholders			0				111
Net profit / (loss) attributable to non-controlling interests	14	106	1	(87)		182	2
Net profit / (loss) attributable to UBS Group AG shareholders	2,068	1,209	762	71	171	5,255	2,609

Comprehensive income
Total comprehensive income	3,475	(584)	1,131		207	4,617	3,877
Total comprehensive income attributable to preferred noteholders			83				179
Total comprehensive income attributable to non-controlling interests	116	11	2	955		45	5
Total comprehensive income attributable to UBS Group AG shareholders	3,360	(595)	1,046		221	4,572	3,693

Adjusted results¹˒²
	For the quarter ended 30.9.15
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Asset Management	Investment Bank	CC Services³	CC Group ALM	CC Non-core and Legacy Portfolio	UBS
Operating income as reported	1,958	1,871	1,030	502	2,088	(38)	(116)	(126)	7,170
of which: own credit on financial liabilities designated at fair value⁴							32		32
of which: gain related to our investment in the SIX Group	15		66						81
of which: foreign currency translation losses from the disposal of a subsidiary							(27)		(27)
Operating income (adjusted)	1,943	1,871	964	502	2,088	(38)	(121)	(126)	7,084

Operating expenses as reported	1,319	1,612	564	388	1,592	219	(5)	692	6,382
of which: personnel-related restructuring charges⁵	(5)	0	1	1	0	116	0	4	118
of which: non-personnel-related restructuring charges⁵	10	0	0	2	1	167	0	0	181
of which: restructuring charges allocated from CC Services to business divisions and other CC units⁵	69	39	26	20	116	(281)	0	11	0
of which: credit related to a change to retiree benefit plans in the US		(21)							(21)
Operating expenses (adjusted)	1,245	1,594	536	365	1,474	217	(5)	677	6,105

Operating profit / (loss) before tax as reported	639	259	466	114	496	(257)	(111)	(818)	788
Operating profit / (loss) before tax (adjusted)	698	277	428	137	614	(255)	(116)	(803)	979

	For the quarter ended 30.6.15
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Asset Management	Investment Bank	CC Services³	CC Group ALM	CC Non-core and Legacy Portfolio	UBS
Operating income as reported	2,080	1,823	952	476	2,355	(41)	138	35	7,818
of which: own credit on financial liabilities designated at fair value⁴							259		259
of which: gain on sale of the Belgian domestic Wealth Management business	56								56
of which: gain from a further partial sale of our investment in Markit					11				11
Operating income (adjusted)	2,024	1,823	952	476	2,344	(41)	(121)	35	7,492

Operating expenses as reported	1,324	1,631	555	346	1,804	212	7	180	6,059
of which: personnel-related restructuring charges	18	0	0	0	0	85	0	7	110
of which: non-personnel-related restructuring charges	10	0	0	0	1	70	0	0	81
of which: restructuring charges allocated from CC Services to business divisions and other CC units	41	24	16	4	65	(155)	0	6	0
of which: impairment of an intangible asset					11				11
Operating expenses (adjusted)	1,255	1,607	538	342	1,727	212	7	167	5,857

Operating profit / (loss) before tax as reported	756	191	397	130	551	(253)	132	(145)	1,759
Operating profit / (loss) before tax (adjusted)	769	215	414	134	617	(253)	(127)	(132)	1,635

Group performance

Adjusted results¹˒² (continued)
	For the quarter ended 30.9.14
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Asset Management	Investment Bank	CC Services³	CC Group ALM	CC Non-core and Legacy Portfolio	UBS
Operating income as reported	2,031	1,779	958	489	1,921	9	19	(330)	6,876
of which: own credit on financial liabilities designated at fair value⁴							61		61
of which: impairment of a financial investment available-for-sale					(48)				(48)
Operating income (adjusted)	2,031	1,779	958	489	1,969	9	(42)	(330)	6,863

Operating expenses as reported	1,324	1,543	532	335	3,221	196	(1)	280	7,430
of which: personnel-related restructuring charges⁵	3	0	1	0	6	61	0	0	72
of which: non-personnel-related restructuring charges⁵	20	0	0	0	1	83	0	0	104
of which: restructuring charges allocated from CC Services to business divisions and other CC units⁵	37	15	19	5	43	(128)	0	9	0
of which: credit related to changes to a retiree benefit plan in the US	0	(3)	0	(8)	(19)	0	0	(3)	(33)
Operating expenses (adjusted)	1,264	1,531	512	338	3,190	180	(1)	273	7,287

Operating profit / (loss) before tax as reported	707	236	426	154	(1,300)	(187)	20	(610)	(554)
Operating profit / (loss) before tax (adjusted)	767	248	446	151	(1,221)	(171)	(41)	(603)	(424)

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    3 Corporate Center  Services operating expenses presented in this table are after service allocations to business divisions and Corporate Center units.    4 Refer to "Note 10 Fair value measurement” in the “UBS Group financial statements” section of this report for more information.    5 Refer to "Note 18 Changes in organization and disposals” in the “UBS Group financial statements” section of this report for more information.

Adjusted results¹˒²
	Year-to-date 30.9.15
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Asset Management	Investment Bank	CC Services³	CC Group ALM	CC Non-core and Legacy Portfolio	UBS
Operating income as reported	6,285	5,496	2,961	1,489	7,100	295	335	(132)	23,829
of which: own credit on financial liabilities designated at fair value⁴							518		518
of which: gains on sales of real estate						378			378
of which: gain on sale of a subsidiary	141								141
of which: gain related to our investment in the SIX Group	15		66						81
of which: gain on sale of the Belgian domestic Wealth Management business	56								56
of which: gain from a further partial sale of our investment in Markit					11				11
of which: foreign currency translation losses from the disposal of a subsidiary							(27)		(27)
Operating income (adjusted)	6,073	5,496	2,895	1,489	7,089	(83)	(156)	(132)	22,671

Operating expenses as reported	3,940	4,792	1,671	1,077	5,288	768	(2)	1,042	18,575
of which: personnel-related restructuring charges⁵	16	0	2	1	2	262	0	12	295
of which: non-personnel-related restructuring charges⁵	24	0	0	3	5	467	0	0	499
of which: restructuring charges allocated from CC Services to business divisions and other CC units⁵	149	87	58	41	246	(608)	0	27	0
of which: credit related to a change to retiree benefit plans in the US		(21)							(21)
of which: impairment of an intangible asset					11				11
Operating expenses (adjusted)	3,750	4,726	1,611	1,033	5,024	648	(2)	1,002	17,791

Operating profit / (loss) before tax as reported	2,346	704	1,290	413	1,813	(474)	338	(1,175)	5,254
Operating profit / (loss) before tax (adjusted)	2,324	770	1,284	457	2,066	(732)	(153)	(1,135)	4,880

	Year-to-date 30.9.14
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Asset Management	Investment Bank	CC Services³	CC Group ALM	CC Non-core and Legacy Portfolio	UBS
Operating income as reported	5,896	5,124	2,828	1,405	6,389	23	101	(485)	21,281
of which: own credit on financial liabilities designated at fair value							221		221
of which: gains on sales of real estate						24			24
of which: gain from the partial sale of our investment in Markit					43				43
of which: impairment of a financial investment available-for-sale					(48)				(48)
Operating income (adjusted)	5,896	5,124	2,828	1,405	6,394	(1)	(120)	(485)	21,041

Operating expenses as reported	4,216	4,435	1,662	1,024	6,690	425	(6)	779	19,224
of which: personnel-related restructuring charges⁵	16	0	3	0	69	145	0	0	234
of which: non-personnel-related restructuring charges⁵	43	0	0	0	34	159	0	0	236
of which: restructuring charges allocated from CC Services to business divisions and other CC units⁵	79	33	44	12	99	(282)	0	16	0
of which: credit related to changes to a retiree benefit plan in US	0	(3)	0	(8)	(19)	0	0	(3)	(33)
Operating expenses (adjusted)	4,078	4,405	1,614	1,020	6,508	403	(6)	765	18,788

Operating profit / (loss) before tax as reported	1,681	689	1,166	381	(301)	(402)	108	(1,264)	2,057
Operating profit / (loss) before tax (adjusted)	1,819	719	1,214	385	(114)	(404)	(113)	(1,250)	2,253

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    3 Corporate Center  Services operating expenses presented in this table are after service allocations to business divisions and Corporate Center units.    4 Refer to "Note 10 Fair value measurement” in the “UBS Group financial statements” section of this report for more information.    5 Refer to "Note 18 Changes in organization and disposals” in the “UBS Group financial statements” section of this report for more information.

Group performance

Results: 3Q15 vs 2Q15

We recorded an operating profit before tax of CHF 788 million compared with CHF 1,759 million. Operating income decreased by CHF 648 million, reflecting lower net fee and commission income, a reduced own credit gain as well as lower other income. Moreover, operating expenses increased by CHF 323 million, driven by CHF 521 million higher net charges for provisions for litigation, regulatory and similar matters, partly offset by CHF 283 million lower personnel expenses.

In addition to reporting our results in accordance with International Financial Reporting Standards (IFRS), we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by SEC regulations. For the third quarter of 2015, we excluded a gain of CHF 81 million related to our investment in the SIX Group, an own credit gain of CHF 32 million, foreign currency translation losses of CHF 27 million from the disposal of a subsidiary, as well as net restructuring charges of CHF 298 million and a credit related to a change to retiree benefit plans in the US of CHF 21 million. For the second quarter of 2015, we excluded an own credit gain of CHF 259 million, a gain of CHF 56 million on the sale of the Belgian domestic Wealth Management business, a gain from a further partial sale of our investment in Markit of CHF 11 million, as well as net restructuring charges of CHF 191 million and an impairment of an intangible asset of CHF 11 million.

On this adjusted basis, profit before tax was CHF 979 million compared with CHF 1,635 million in the prior quarter.

Adjusted operating income decreased by CHF 408 million to CHF 7,084 million, reflecting CHF 298 million lower net fee and commission income, primarily related to lower underwriting and net brokerage fees, and a CHF 93 million decrease in adjusted other income.

Adjusted operating expenses increased by CHF 248 million to CHF 6,105 million, reflecting a CHF 521 million increase in net charges for provisions for litigation, regulatory and similar matters, partly offset by a CHF 270 million reduction in personnel expenses.

As a result of ongoing efforts to optimize our legal entity structure, we anticipate that some foreign currency translation gains and losses previously booked directly into equity through other comprehensive income will be released into profit and loss due to the sale or closure of UBS AG branches and subsidiaries. As a result, we currently expect to record net foreign currency translation losses of around CHF 30 million in the fourth quarter of 2015 and of around CHF 180 million in 2016, although gains and losses could be recognized in different periods. Consistent with past practice, these gains and losses will be treated as adjusting items and recorded in Corporate Center – Group Asset and Liability Management (Group ALM). The release of foreign currency translation losses to profit and loss will not affect shareholders’ equity or regulatory capital.

Operating income: 3Q15 vs 2Q15

Total operating income was CHF 7,170 million compared with CHF 7,818 million. On an adjusted basis, total operating income decreased by CHF 408 million to CHF 7,084 million. Net fee and commission income decreased by CHF 298 million and adjusted other income decreased by CHF 93 million. Adjusted combined net interest and trading income was broadly unchanged.

Net interest and trading income
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14

Net interest and trading income
Net interest income	1,846	1,490	1,874	24	(1)	4,973	4,688
Net trading income	1,063	1,647	700	(35)	52	4,844	3,404
Total net interest and trading income	2,909	3,137	2,575	(7)	13	9,817	8,093
Wealth Management	743	711	737	5	1	2,261	2,079
Wealth Management Americas	386	375	346	3	12	1,118	995
Retail & Corporate	632	628	653	1	(3)	1,947	1,881
Asset Management	4	(2)	2		100	(3)	(4)
Investment Bank	1,325	1,341	1,108	(1)	20	4,384	3,514
of which: Corporate Client Solutions	361	212	280	70	29	847	827
of which: Investor Client Services	965	1,128	828	(14)	17	3,537	2,687
Corporate Center	(183)	84	(271)		(32)	111	(373)
of which: Services	6	(11)	10		(40)	21	20
of which: Group ALM	(77)	130	59			321	148
of which: own credit on financial liabilities designated at fair value	32	259	61	(88)	(48)	518	221
of which: Non-core and Legacy Portfolio	(112)	(34)	(340)	229	(67)	(230)	(542)
Total net interest and trading income	2,909	3,137	2,575	(7)	13	9,817	8,093

Net interest and trading income

Total combined net interest and trading income decreased by CHF 228 million to CHF 2,909 million. The third quarter included an own credit gain on financial liabilities designated at fair value of CHF 32 million, primarily related to a widening of our credit spreads. The prior quarter included an own credit gain of CHF 259 million. Adjusted for the effect of own credit in both quarters, net interest and trading income was broadly unchanged at CHF 2,877 million.

In Wealth Management, net interest and trading income increased by CHF 32 million to CHF 743 million, mainly due to higher lending and deposit revenues.

In the Investment Bank, net interest and trading income decreased by CHF 16 million to CHF 1,325 million. Net interest and trading income in Equities within Investor Client Services decreased by CHF 203 million due to lower revenues in Financing Services and Derivatives, partly offset by higher Cash revenues. Corporate Client Solutions net interest and trading income increased by CHF 149 million, mainly reflecting increased Debt Capital Markets revenues.

In Corporate Center – Non-core and Legacy Portfolio, net interest and trading income decreased by CHF 78 million, mainly due to valuation losses as well as higher losses from novation and unwind activity in the third quarter.

Net interest and trading income in Wealth Management Americas, Retail & Corporate and Asset Management was broadly stable.

→   Refer to “Note 3 Net interest and trading income” in the “UBS Group financial statements” section of this report for more information

→   Refer to “Note 10 Fair value measurement” in the “UBS Group financial statements” section of this report for more information on own credit

Group performance

Net fee and commission income

Net fee and commission income was CHF 4,111 million in the third quarter of 2015 compared with CHF 4,409 million in the prior quarter.

Underwriting fees decreased by CHF 149 million to CHF 236 million, mostly in equity underwriting due to lower revenues from public offerings, as the fee pool decreased, as well as lower revenues from private transactions.

Net brokerage fees decreased by CHF 60 million to CHF 725 million, predominantly due to lower client activity.

Mergers and acquisitions and corporate finance fees decreased by CHF 55 million to CHF 135 million, reflecting decreased participation in mergers and acquisitions transactions and lower revenues from private transactions.

→   Refer to “Note 4 Net fee and commission income” in the “UBS Group financial statements” section of this report for more information

Other income

Other income was CHF 179 million compared with CHF 285 million in the prior quarter. In the third quarter of 2015, the SIX Group sold its stake in STOXX Ltd and Indexium Ltd. Our share of the resulting gain on sale was CHF 81 million, of which CHF 66 million was attributed to Retail & Corporate and CHF 15 million to Wealth Management. The third quarter also included a foreign currency translation loss of CHF 27 million from the disposal of a subsidiary. The prior quarter included a gain of CHF 56 million on the sale of the Belgian domestic Wealth Management business and a gain of CHF 11 million from a further partial sale of our investment in Markit.

Excluding these items, adjusted other income decreased by CHF 93 million to CHF 125 million, mainly as the second quarter included a gain of CHF 57 million related to the settlement of two litigation claims in Corporate Center – Non-core and Legacy Portfolio.

→   Refer to “Note 5 Other income” in the “UBS Group financial statements” section of this report for more information

Credit loss expense / recovery

Total credit loss expense was CHF 28 million compared with CHF 13 million, driven by an increase in Corporate Center – Non-core and Legacy Portfolio.

→   Refer to the “Corporate Center” and “Risk management and control” sections of this report for more information

Credit loss (expense) / recovery
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Wealth Management	0	(1)	0	(100)		(1)	3
Wealth Management Americas	(3)	0	(1)		200	(3)	14
Retail & Corporate	0	(4)	(33)	(100)	(100)	(26)	(29)
Investment Bank	(12)	(8)	(1)	50		(18)	(6)
Corporate Center	(12)	0	2			(10)	0
of which: Non-core and Legacy Portfolio	(12)	0	2			(10)	0
Total	(28)	(13)	(32)	115	(13)	(58)	(18)

Operating income Wealth Management, Wealth Management Americas and Retail & Corporate
	Wealth Management			Wealth Management Americas			Retail & Corporate
	For the quarter ended
CHF million	30.9.15	30.6.15	30.9.14	30.9.15	30.6.15	30.9.14	30.9.15	30.6.15	30.9.14
Net interest income	600	568	569	301	282	256	566	560	563
Recurring net fee income	960	976	978	1,193	1,140	1,110	136	135	140
Transaction-based income	366	459	479	369	398	409	238	241	267
Other income	32	78	5	11	3	6	90	21	20
Income	1,959	2,081	2,031	1,875	1,823	1,780	1,031	956	991
Credit loss (expense) / recovery	0	(1)	0	(3)	0	(1)	0	(4)	(33)
Total operating income	1,958	2,080	2,031	1,871	1,823	1,779	1,030	952	958

Operating income Wealth Management, Wealth Management Americas and Retail & Corporate
	Wealth Management		Wealth Management Americas		Retail & Corporate
	Year-to-date
CHF million	30.9.15	30.9.14	30.9.15	30.9.14	30.9.15	30.9.14
Net interest income	1,728	1,583	847	710	1,694	1,626
Recurring net fee income	2,885	2,797	3,457	3,138	405	423
Transaction-based income	1,414	1,493	1,177	1,241	763	749
Other income	258	21	19	21	125	59
Income	6,286	5,893	5,499	5,110	2,987	2,857
Credit loss (expense) / recovery	(1)	3	(3)	14	(26)	(29)
Total operating income	6,285	5,896	5,496	5,124	2,961	2,828

Recurring net fee and transaction-based income in Wealth Management, Wealth Management Americas and Retail & Corporate

Recurring net fee income for Wealth Management, Wealth Management Americas and Retail & Corporate includes fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account keeping fees, which are generated on the respective business divisions’ client assets. This is part of total net fee and commission income in the UBS Group financial statements. Transaction-based income includes non-recurring net fee and commission income for these business divisions, mainly consisting of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with the respective divisional net trading income.

In the fourth quarter of 2015, we expect to shift certain clients from Wealth Management to Retail & Corporate as a result of a detailed client segmentation review. We expect that this will result in the shift of approximately CHF 4 billion in business volume, consisting of client assets and loans, from Wealth Management to Retail & Corporate. In line with the remuneration framework for net client shifts and referrals, we expect Wealth Management to receive a fee of approximately CHF 50 million from Retail & Corporate related to this shift in the fourth quarter of 2015. This shift is not expected to have a significant impact on either Wealth Management net new money or Retail & Corporate net new business volume.

→   Refer to the “Wealth Management,” “Wealth Management Americas” and “Retail & Corporate” sections of this report for more information

Group performance

Operating expenses
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Personnel expenses (adjusted)¹
Salaries	1,433	1,498	1,464	(4)	(2)	4,448	4,510
Total variable compensation	811	988	812	(18)	0	2,839	2,584
of which: relating to current year²	614	764	638	(20)	(4)	2,234	2,012
of which: relating to prior years³	197	224	174	(12)	13	605	572
Wealth Management Americas: Financial advisor compensation⁴	886	878	852	1	4	2,635	2,465
Other personnel expenses⁵	617	649	572	(5)	8	1,942	1,789
Total personnel expenses (adjusted)¹	3,744	4,014	3,700	(7)	1	11,864	11,347
Non-personnel expenses (adjusted)¹
General and administrative expenses	2,107	1,615	3,377	30	(38)	5,209	6,803
of which: provisions for litigation, regulatory and similar matters	592	71	1,836	734	(68)	722	2,284
of which: other general and administrative expenses	1,515	1,544	1,541	(2)	(2)	4,487	4,520
Depreciation and impairment of property, equipment and software	230	208	190	11	21	648	578
Amortization and impairment of intangible assets	23	19	20	21	15	71	59
Total non-personnel expenses (adjusted)¹	2,360	1,842	3,588	28	(34)	5,927	7,440
Total operating expenses (adjusted)¹	6,105	5,857	7,287	4	(16)	17,791	18,788
Adjusting items	277	202	143	37	94	784	436
of which: personnel-related restructuring charges	118	110	72	7	64	295	234
of which: non-personnel-related restructuring charges	181	81	104	123	74	499	236
of which: credit related to changes to a retiree benefit plan in the US	(21)		(33)		(36)	(21)	(33)
of which: impairment of intangible assets		11		(100)		11
Total operating expenses as reported	6,382	6,059	7,430	5	(14)	18,575	19,224

1 Excluding adjusting items.    2 Includes expenses relating to performance awards and other variable compensation for the respective performance year.    3 Consists of amortization of prior years' awards relating to performance awards and other variable compensation.    4 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.    5 Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to "Note 6 Personnel expenses" in the "UBS Group financial statements" section of this report for more information.

Operating expenses: 3Q15 vs 2Q15

Total operating expenses increased by CHF 323 million to CHF 6,382 million. Net restructuring charges were CHF 298 million compared with CHF 191 million. Personnel-related restructuring charges increased by CHF 8 million to CHF 118 million, while non-personnel-related restructuring charges increased by CHF 100 million to CHF 181 million, largely related to occupancy costs, expenses for outsourcing of IT and other services and provisions for onerous lease contracts.

Excluding restructuring charges in both quarters, a credit related to a change to retiree benefit plans in the US in the third quarter and an impairment of intangible assets in the prior quarter, adjusted total operating expenses increased by CHF 248 million to CHF 6,105 million, reflecting CHF 521 million higher net charges for provisions for litigation, regulatory and similar matters, partly offset by a CHF 270 million decrease in personnel expenses.

→       Refer to “Note 18 Changes in organization and disposals” in the “UBS Group financial statements” section of this report for more information on restructuring charges

Personnel expenses

Personnel expenses decreased by CHF 283 million to CHF 3,841 million. On an adjusted basis, excluding the aforementioned restructuring charges and a credit related to a change to retiree benefit plans in the US, personnel expenses decreased by CHF 270 million to CHF 3,744 million, mainly due to lower expenses for variable compensation.

Expenses for salaries, excluding the effect of restructuring, decreased by CHF 65 million to CHF 1,433 million, mainly reflecting a release of accruals for untaken vacation in the third quarter compared with an expense in the prior quarter.

Adjusted for the effect of restructuring, total variable compensation expenses were CHF 811 million compared with CHF 988 million. Expenses for current-year awards decreased by CHF 150 million, reflecting lower performance in the third quarter. Expenses relating to the amortization of prior years’ awards decreased by CHF 27 million to CHF 197 million.

Other personnel expenses decreased by CHF 32 million to CHF 617 million on an adjusted basis, largely due to CHF 26 million lower social security costs.

→       Refer to “Note 6 Personnel expenses” in the “UBS Group financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses increased by CHF 590 million to CHF 2,285 million. Net restructuring charges increased to CHF 178 million from CHF 80 million, largely reflecting higher costs for occupancy, outsourcing of IT and other services and provisions for onerous lease contracts. On an adjusted basis, excluding restructuring charges, general and administrative expenses increased by CHF 492 million, largely reflecting an increase in net charges for provisions for litigation, regulatory and similar matters of CHF 521 million. Moreover, expenses for marketing and public relations, and rent and maintenance of IT and other equipment increased by CHF 42 million and CHF 25 million, respectively. These increases were partly offset by lower costs for occupancy, other provisions and outsourcing of IT and other services of CHF 42 million, CHF 32 million and CHF 32 million, respectively.

Net charges for provisions for litigation, regulatory and similar matters increased by CHF 521 million. At this point in time, we believe that the industry continues to operate in an environment in which charges associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters.

→   Refer to “Note 7 General and administrative expenses” in the “UBS Group financial statements” section of this report for more information

→   Refer to “Note 16 Provisions and contingent liabilities” in the “UBS Group financial statements” section of this report for more information

Depreciation, impairment and amortization

Depreciation and impairment of property, equipment and software was CHF 230 million compared with CHF 208 million excluding restructuring charges, largely driven by higher depreciation expenses related to internally generated capitalized software.

Tax: 3Q15 vs 2Q15

We recognized a net income tax benefit of CHF 1,295 million for the third quarter of 2015, compared with a net tax expense of CHF 443 million in the second quarter. The third-quarter net tax benefit included a net upward movement of recognized deferred tax assets of CHF 1,513 million, mainly related to the US, reflecting updated profit forecasts and an extension of the relevant taxable profit forecast period used in valuing our deferred tax assets. Based on the performance of our businesses, and the accuracy of historical forecasts, the deferred tax asset forecast period for US taxable profits was extended to seven years from six. We also consider other factors in evaluating the recoverability of our deferred tax assets, including the remaining tax loss carry-forward period, and our confidence level in assessing the probability of taxable profit beyond the current forecast period. Estimating future profitability is inherently subjective and is particularly sensitive to future economic, market and other conditions which are difficult to predict. The third quarter net tax benefit also included a net deferred tax benefit resulting from the tax effects associated with the contribution of UBS's US subsidiaries into the US intermediate holding company during the quarter. The tax benefit associated with the movements in our deferred tax assets was partially offset by net tax expenses of CHF 218 million, mainly related to UBS AG branches and subsidiaries that incur current tax expenses.

The second-quarter net income tax expense of CHF 443 million included the amortization of deferred tax assets previously recognized in relation to tax losses and deductible temporary differences to reflect their offset against Swiss taxable profits. It also included net tax expenses, which mainly relate to UBS AG branches and subsidiaries that incur current tax expenses.

In the fourth quarter of 2015, we expect to recognize net additional deferred tax assets of approximately CHF 500 million, reflecting 25% of the full year net upward movement in deferred tax assets.

For 2016, we currently forecast a full-year tax rate in the range of 22% to 25%, excluding the effects on the tax rate from the reassessment of deferred tax assets.

Total comprehensive income attributable to UBS Group AG shareholders: 3Q15 vs 2Q15

Total comprehensive income attributable to UBS Group AG shareholders was positive CHF 3,360 million compared with negative CHF 595 million. Net profit attributable to UBS Group AG shareholders was CHF 2,068 million compared with CHF 1,209 million. Other comprehensive income (OCI) attributable to UBS Group AG shareholders was positive CHF 1,291 million compared with negative CHF 1,805 million.

In the third quarter of 2015, OCI included foreign currency translation gains of CHF 844 million (net of tax), primarily related to the strengthening of the US dollar against the Swiss franc compared with losses of CHF 727 million in the prior quarter when the US dollar weakened against the Swiss franc.

OCI related to cash flow hedges was positive CHF 427 million (net of tax) compared with negative CHF 532 million, and mainly reflected declines in long-term interest rates across all major currencies.

OCI associated with financial investments available-for-sale was positive CHF 61 million (net of tax) compared with negative CHF 143 million, and mainly related to unrealized net gains following declines in relevant long-term interest rates, partly offset by net gains that were reclassified from OCI to the income statement upon sale of investments.

Group performance

OCI on defined benefit plans was negative CHF 41 million (net of tax) compared with negative CHF 402 million. We recorded net pre-tax OCI losses of CHF 41 million on our non-Swiss pension plans, mainly reflecting an OCI loss of CHF 145 million related to a net decrease in the fair value of underlying plan assets, partly offset by an OCI gain of CHF 104 million due to a net reduction in the defined benefit obligation (DBO). Net pre-tax OCI related to the Swiss pension plan was almost zero, as an OCI loss of CHF 478 million related to a decrease in the fair value of the underlying plan assets and an OCI loss of CHF 157 million due to an increase in the DBO, primarily reflecting a decline in the applicable discount rate, were entirely offset by a gain of CHF 636 million from the partial reversal of the excess of the pension surplus over the estimated future economic benefit which was recorded in the second quarter of 2015.

→   Refer to the “Statement of comprehensive income” in the “UBS Group financial statements” section of this report for more information

→   Refer to “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of our Annual Report 2014 for more information on other comprehensive income related to defined benefit plans

Net profit attributable to non-controlling interests: 3Q15 vs 2Q15

Net profit attributable to non-controlling interests was CHF 14 million in the third quarter of 2015 compared with CHF 106 million in the prior quarter.

Net profit attributable to non-controlling interests in UBS AG was CHF 12 million compared with CHF 30 million in the prior quarter. As a result of the completion of the SESTA procedure, UBS Group AG owns 100% of the issued shares of UBS AG and profits of UBS AG are now entirely attributable to UBS Group AG shareholders.

In the second quarter, dividends of CHF 45 million were paid for preferred notes issued by UBS AG, for which no accrual was required in a prior period. In addition, the second quarter included an accrual of CHF 31 million for future dividend payments triggered by the dividend payment to UBS shareholders in May 2015.

We currently expect to attribute net profit to non-controlling interests related to preferred notes issued by UBS AG of approximately CHF 75 million in 2016, approximately CHF 70 million in 2017 and less than CHF 10 million per year from 2018.

→       Refer to the “Recent developments” section for more information on the completion of the SESTA procedure

Performance by reporting segment: 3Q15 vs 2Q15

Management’s discussion and analysis by reporting segment is provided in the “UBS business divisions and Corporate Center” section of this report.

Key figures and personnel: 3Q15 vs 2Q15

Common equity tier 1 capital ratio

During the third quarter of 2015, our fully applied CET1 capital ratio decreased 0.1 percentage point to 14.3%, well above our target of at least 13.0%, with the decrease resulting from a CHF 6.5 billion increase in risk-weighted assets (RWA), partly offset by a CHF 0.7 billion increase in CET1 capital.

→   Refer to the “Capital management” section of this report for more information

Risk-weighted assets

RWA increased by CHF 6.5 billion to CHF 216.3 billion as of 30 September 2015 on a fully applied basis. Market risk RWA increased by CHF 4.6 billion, mainly due to an increase in the value-at-risk (VaR) multiplier and routine updates of the historical data set used to calculate VaR and stressed VaR. Credit risk RWA increased by CHF 0.8 billion, mainly in the Investment Bank. Operational risk RWA were broadly unchanged.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The Swiss SRB leverage ratio denominator increased by CHF 2 billion to CHF 946 billion on a fully applied basis, mainly related to an increase in average off-balance sheet items due to higher loan commitments in the Investment Bank.

→   Refer to the “Capital management” section of this report for more information

Cost / income ratio

The cost / income ratio increased to 88.7% from 77.4%. On an adjusted basis, the cost / income ratio increased to 85.8% from 78.0%.

Return on tangible equity

The return on tangible equity (RoTE) was 18.3% in the third quarter of 2015 compared with 11.0% in the prior quarter. On an adjusted basis, the annualized RoTE for the first nine months of 2015 was 14.5%.

Net new money and invested assets

Management’s discussion and analysis on net new money and invested assets is provided in the “UBS business divisions and Corporate Center” section of this report.

Return on equity
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14

Net profit
Net profit attributable to UBS Group AG shareholders	2,068	1,209	762	71	171	5,255	2,609
Amortization and impairment of intangible assets	25	30	20	(17)	25	84	60
Pre-tax adjusting items¹	191	(135)	130		47	(385)	196
Tax effect on adjusting items²	(48)	(22)	(41)	118	17	(19)	(87)
Adjusted net profit attributable to UBS Group AG shareholders³	2,236	1,082	871	107	157	4,935	2,778

Equity
Equity attributable to UBS Group AG shareholders	54,077	50,211	50,824	8	6	54,077	50,824
Less: goodwill and intangible assets⁴	6,441	6,101	6,590	6	(2)	6,441	6,590
Tangible equity attributable to UBS Group AG shareholders	47,636	44,110	44,234	8	8	47,636	44,234

Return on equity
Return on equity (%)	15.9	9.4	6.1			13.6	7.1
Return on tangible equity (%)	18.3	11.0	7.1			15.7	8.3
Adjusted return on tangible equity (%)	19.5	9.6	8.0			14.5	8.6

1 Refer to the table "Adjusted results" in this section for more information. 2 Generally reflects an indicative tax rate of 22% on pre-tax adjusting items, apart from own credit on financial liabilities designated at fair value, which has a lower indicative tax rate of 2%. 3 Net profit attributable to UBS Group AG shareholders excluding amortization and impairment of intangible assets, pre-tax adjusting items and tax effect on pre-tax adjusting items. 4 Goodwill and intangible assets used in the calculation of tangible equity attributable to UBS Group AG shareholders have been adjusted to reflect the non-controlling interests in UBS AG, where applicable.

Net new money¹
	For the quarter ended			Year-to-date
CHF billion	30.9.15	30.6.15	30.9.14	30.9.15	30.9.14
Wealth Management	0.2	1.8	9.8	16.3	31.4
Wealth Management (adjusted)²	3.5	8.4	9.8	26.2	31.4
Wealth Management Americas	0.5	(0.7)	4.6	4.4	4.3
Asset Management	(8.5)	9.0	2.1	5.6	19.8
of which: excluding money market flows	(7.6)	8.3	3.8	8.2	28.4
of which: money market flows	(0.9)	0.7	(1.7)	(2.6)	(8.7)

1 Net new money excludes interest and dividend income.    2 Adjusted net new money excludes the negative effect on net new money (third quarter of 2015: CHF 3.3 billion, second quarter of 2015: CHF 6.6 billion) from our balance sheet and capital optimization program.

Group performance

Invested assets
	As of			% change from
CHF billion	30.9.15	30.6.15	30.9.14	30.6.15	30.9.14
Wealth Management	919	945	966	(3)	(5)
Wealth Management Americas	967	977	970	(1)	0
Asset Management	635	650	648	(2)	(2)
of which: excluding money market funds	576	592	588	(3)	(2)
of which: money market funds	59	58	60	2	(2)

Personnel

We employed 60,088 personnel as of 30 September 2015, an increase of 440 compared with 59,648 personnel as of 30 June 2015, driven by increases in Corporate Center – Services, Investment Bank and Asset Management.

→   Refer to the discussions of personnel in the “UBS business divisions and Corporate Center” section of this report for more information

Personnel by business division and Corporate Center¹
	As of			% change from
Full-time equivalents	30.9.15	30.6.15	30.9.14	30.6.15	30.9.14
Wealth Management	10,185	10,257	10,378	(1)	(2)
Wealth Management Americas	13,329	13,235	13,475	1	(1)
Retail & Corporate	5,123	5,086	5,241	1	(2)
Asset Management	2,532	2,434	2,298	4	10
Investment Bank	5,301	5,192	5,285	2	0
Corporate Center	23,618	23,443	23,614	1	0
of which: Services	23,412	23,221	23,345	1	0
of which: Group ALM	125	122	120	2	4
of which: Non-core and Legacy Portfolio	82	101	150	(19)	(45)
Total	60,088	59,648	60,292	1	0

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes. Refer to the “Recent developments” section of this report for more information on personnel allocations from Corporate Center – Services to business divisions and other Corporate Center units.

Personnel by region
	As of			% change from
Full-time equivalents	30.9.15	30.6.15	30.9.14	30.6.15	30.9.14
Americas	20,839	20,630	21,166	1	(2)
of which: USA	19,702	19,484	19,905	1	(1)
Asia Pacific	7,394	7,391	7,405	0	0
Europe, Middle East and Africa	10,450	10,234	10,205	2	2
of which: UK	5,411	5,356	5,471	1	(1)
of which: Rest of Europe	4,875	4,710	4,568	4	7
of which: Middle East and Africa	165	168	166	(2)	(1)
Switzerland	21,404	21,393	21,516	0	(1)
Total	60,088	59,648	60,292	1	0

Results: 9M15 vs 9M14

Net profit attributable to UBS Group AG shareholders was CHF 5,255 million in the first nine months of 2015 compared with CHF 2,609 million in the same period a year earlier. Operating profit before tax was CHF 5,254 million compared with CHF 2,057 million, largely reflecting an increase of CHF 2,548 million in operating income, driven by CHF 1,724 million higher combined net interest and trading income, an increase of CHF 622 million in other income as well as CHF 241 million higher net fee and commission income. Operating expenses decreased by CHF 649 million, driven by CHF 1,324 million lower general and administrative expenses, partly offset by CHF 590 million higher personnel expenses.

On an adjusted basis, profit before tax increased by CHF 2,627 million to CHF 4,880 million, reflecting an increase of CHF 1,630 million in operating income and a decrease of CHF 997 million in operating expenses.

→   Refer to the table “Adjusted results” in this section for more information

Adjusted operating income increased by CHF 1,630 million to CHF 22,671 million, mainly reflecting CHF 1,427 million higher combined net interest and trading income and an increase of CHF 241 million in net fee and commission income. Adjusted other income was largely stable at CHF 508 million.

Adjusted combined net interest and trading income increased by CHF 1,427 million. Within the Investment Bank, Equities net interest and trading revenues increased by CHF 411 million, mainly due to higher revenues in Financing Services and Derivatives. Financing Services revenues increased due to higher Equity Finance revenues across all regions, most notably in Asia Pacific. Derivatives revenues increased mainly as a result of higher client activity and volatility levels. Foreign Exchange, Rates and Credit net interest and trading income increased by CHF 439 million, reflecting elevated client activity and higher volatility during the first nine months of 2015. Combined net interest and trading revenues increased by CHF 182 million in Wealth Management, mainly due to higher lending revenues and an increase in allocated revenues from Group ALM, and by CHF 123 million in Wealth Management Americas.

Net fee and commission income increased by CHF 241 million largely due to CHF 492 million higher portfolio management and advisory fees, mainly in our wealth management businesses, partly offset by CHF 197 million lower underwriting fees, primarily in the Investment Bank.

Adjusted operating expenses decreased by CHF 997 million to CHF 17,791 million. Adjusted non-personnel expenses decreased by CHF 1,513 million, largely driven by CHF 1,562 million lower net charges for provisions for litigation, regulatory and similar matters. This was partly offset by a CHF 517 million increase in adjusted personnel expenses, mainly due to increased expenses for variable compensation, and higher financial advisor compensation in Wealth Management Americas.

Group performance

Regional performance

The operating regions shown in the “Regional performance” table below correspond to the management structure of the Group from a regional perspective. The allocation of income and expenses to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments which management considers reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. This revenue attribution is consistent with the mandate of our country and regional Presidents. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to the Corporate Center – Non-core and Legacy Portfolio, certain litigation expenses and restructuring charges and other items, are managed at the Group level. These revenues and expenses are included in the Global  column.

Regional performance
	Americas			Asia Pacific			Europe, Middle East and Africa
	For the quarter ended			For the quarter ended			For the quarter ended
CHF billion	30.9.15	30.6.15	30.9.14	30.9.15	30.6.15	30.9.14	30.9.15	30.6.15	30.9.14

Operating income
Wealth Management	0.1	0.1	0.1	0.5	0.6	0.5	0.9	1.0	1.0
Wealth Management Americas	1.9	1.8	1.8	0.0	0.0	0.0	0.0	0.0	0.0
Retail & Corporate	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Asset Management	0.2	0.2	0.2	0.1	0.1	0.1	0.1	0.1	0.1
Investment Bank	0.7	0.7	0.6	0.6	0.8	0.6	0.6	0.7	0.6
Corporate Center	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total operating income	2.9	2.8	2.7	1.2	1.5	1.2	1.6	1.8	1.7

Operating expenses
Wealth Management	0.1	0.1	0.1	0.4	0.4	0.3	0.7	0.6	0.7
Wealth Management Americas	1.6	1.6	1.5	0.0	0.0	0.0	0.0	0.0	0.0
Retail & Corporate	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Asset Management	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Investment Bank	0.5	0.5	0.5	0.4	0.5	0.4	0.5	0.5	0.5
Corporate Center	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total operating expenses	2.3	2.4	2.2	0.8	0.9	0.8	1.2	1.2	1.2

Operating profit / (loss) before tax
Wealth Management	0.0	0.0	0.0	0.2	0.2	0.2	0.3	0.4	0.3
Wealth Management Americas	0.3	0.2	0.2	0.0	0.0	0.0	0.0	0.0	0.0
Retail & Corporate	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Asset Management	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0
Investment Bank	0.2	0.1	0.1	0.2	0.4	0.2	0.1	0.1	0.1
Corporate Center	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Operating profit / (loss) before tax	0.6	0.4	0.5	0.4	0.6	0.4	0.4	0.5	0.5

Switzerland			Global			Total
For the quarter ended			For the quarter ended			For the quarter ended
30.9.15	30.6.15	30.9.14	30.9.15	30.6.15	30.9.14	30.9.15	30.6.15	30.9.14

0.4	0.4	0.4	0.0	0.0	0.0	2.0	2.1	2.0
0.0	0.0	0.0	0.0	0.0	0.0	1.9	1.8	1.8
1.0	1.0	1.0	0.0	0.0	0.0	1.0	1.0	1.0
0.1	0.1	0.1	0.0	0.0	0.0	0.5	0.5	0.5
0.2	0.2	0.2	0.0	0.0	(0.1)	2.1	2.4	1.9
0.0	0.0	0.0	(0.3)	0.1	(0.3)	(0.3)	0.1	(0.3)
1.8	1.7	1.7	(0.3)	0.1	(0.4)	7.2	7.8	6.9

0.2	0.2	0.2	0.0	0.0	0.0	1.3	1.3	1.3
0.0	0.0	0.0	0.0	0.0	0.0	1.6	1.6	1.5
0.6	0.6	0.5	0.0	0.0	0.0	0.6	0.6	0.5
0.1	0.1	0.1	0.0	0.0	0.0	0.4	0.3	0.3
0.1	0.2	0.2	0.1	0.1	1.7	1.6	1.8	3.2
0.0	0.0	0.0	0.9	0.4	0.5	0.9	0.4	0.5
1.0	1.0	1.0	1.0	0.6	2.2	6.4	6.1	7.4

0.2	0.2	0.2	0.0	0.0	0.0	0.6	0.8	0.7
0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.2	0.2
0.5	0.4	0.4	0.0	0.0	0.0	0.5	0.4	0.4
0.1	0.1	0.0	0.0	0.0	0.0	0.1	0.1	0.2
0.1	0.1	0.1	(0.1)	(0.2)	(1.8)	0.5	0.6	(1.3)
0.0	0.0	0.0	(1.2)	(0.3)	(0.8)	(1.2)	(0.3)	(0.8)
0.8	0.7	0.7	(1.3)	(0.4)	(2.6)	0.8	1.8	(0.6)

UBS business
divisions
and Corporate
Center

 Management report

Wealth Management

Wealth Management

Profit before tax was CHF 639 million in the third quarter of 2015, a decrease of CHF 117 million compared with the second quarter of 2015. Adjusted profit before tax decreased by CHF 71 million to CHF 698 million, mainly due to lower transaction-based income. The adjusted net margin on invested assets decreased by 2 basis points to 30 basis points.

Wealth Management¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Net interest income	600	568	569	6	5	1,728	1,583
Recurring net fee income	960	976	978	(2)	(2)	2,885	2,797
Transaction-based income	366	459	479	(20)	(24)	1,414	1,493
Other income	32	78	5	(59)	540	258	21
Income	1,959	2,081	2,031	(6)	(4)	6,286	5,893
Credit loss (expense) / recovery	0	(1)	0	(100)		(1)	3
Total operating income	1,958	2,080	2,031	(6)	(4)	6,285	5,896
Personnel expenses	607	656	627	(7)	(3)	1,923	1,860
General and administrative expenses	129	134	151	(4)	(15)	374	765
Services (to) / from other business divisions and Corporate Center	582	533	544	9	7	1,636	1,584
of which: services from CC – Services	555	519	530	7	5	1,582	1,538
Depreciation and impairment of property, equipment and software	1	1	1	0	0	4	3
Amortization and impairment of intangible assets	1	1	1	0	0	3	4
Total operating expenses²	1,319	1,324	1,324	0	0	3,940	4,216
Business division operating profit / (loss) before tax	639	756	707	(15)	(10)	2,346	1,681

Key performance indicators³
Pre-tax profit growth (%)	(15.5)	(20.5)	99.2			39.6	(5.3)
Cost / income ratio (%)	67.3	63.6	65.2			62.7	71.5
Net new money growth (%)⁴	1.5	3.5	4.2			3.5	4.7
Gross margin on invested assets (bps)	84	87	86	(3)	(2)	88	86
Net margin on invested assets (bps)	27	32	30	(16)	(10)	33	24

Wealth Management¹ (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14

Additional information
Recurring income⁵	1,560	1,544	1,548	1	1	4,614	4,380
Recurring income as a percentage of income (%)	79.6	74.2	76.2			73.4	74.3
Average attributed equity (CHF billion)⁶	3.5	3.4	3.4	3	3	3.5	3.4
Return on attributed equity (%)	73.0	88.9	83.2			89.4	65.9
Risk-weighted assets (fully applied, CHF billion)⁷	26.1	25.8	25.1	1	4	26.1	25.1
Risk-weighted assets (phase-in, CHF billion)⁷	26.1	25.8	25.5	1	2	26.1	25.5
Return on risk-weighted assets, gross (%)⁸	30.2	32.1	33.8			32.3	34.7
Leverage ratio denominator (phase-in, CHF billion)⁹	130.5	129.7	134.5	1	(3)	130.5	134.5
Goodwill and intangible assets (CHF billion)	1.3	1.3	1.4	0	(7)	1.3	1.4
Net new money (CHF billion)	0.2	1.8	9.8			16.3	31.4
Net new money adjusted (CHF billion)¹⁰	3.5	8.4	9.8			26.2	31.4
Invested assets (CHF billion)	919	945	966	(3)	(5)	919	966
Client assets (CHF billion)	1,084	1,115	1,130	(3)	(4)	1,084	1,130
Loans, gross (CHF billion)	109.0	110.9	111.7	(2)	(2)	109.0	111.7
Due to customers (CHF billion)	176.8	173.2	194.0	2	(9)	176.8	194.0
Personnel (full-time equivalents)	10,185	10,257	10,378	(1)	(2)	10,185	10,378
Client advisors (full-time equivalents)	3,995	4,079	4,286	(2)	(7)	3,995	4,286

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2 Refer to “Note 18 Changes in organization and disposals” in the “UBS Group financial statements” section of this report for information on restructuring charges.    3 Refer to the "Measurement of performance" section of our Annual Report 2014 for the definitions of our key performance indicators.    4 Based on adjusted net new money.    5 Recurring income consists of net interest income and recurring net fee income.    6 Refer to the "Capital management" section of our Annual Report 2014 for more information on the equity attribution framework.    7 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the "Capital management" section of this report for more information.    8 Based on phase-in Basel III risk-weighted assets.    9 In accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information.    10 Adjusted net new money excludes the negative effect on net new money (third quarter of 2015: CHF 3.3 billion, second quarter of 2015: CHF 6.6 billion) from our balance sheet and capital optimization program.

Regional breakdown of key figures¹˒²
As of or for the quarter ended 30.9.15	Europe	Asia Pacific	Switzerland	Emerging markets	of which: ultra high net worth	of which: Global Family Office³
Net new money (CHF billion)	0.3	0.3	1.0	(1.2)	1.4	(2.2)
Net new money adjusted (CHF billion)⁴	0.7	1.2	1.3	0.5	4.0	(1.8)
Net new money growth (%)⁵	0.8	1.8	3.0	1.3	3.2	(9.5)
Invested assets (CHF billion)	336	257	169	155	481	73
Gross margin on invested assets (bps)	78	77	91	99	57	41⁶
Client advisors (full-time equivalents)	1,374	1,073	762	698	715⁷

1  Refer to the "Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.    2 Based on the Wealth Management business area structure, and excluding minor functions with 88 client advisors, CHF 2 billion of invested assets, and CHF 0.2 billion of adjusted net new money outflows in the third quarter 2015.    3 Joint venture between Wealth Management and the Investment Bank. Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    4 Adjusted net new money excludes the negative effect on net new money from our balance sheet and capital optimization program.    5  Based on adjusted net new money.    6 Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 27 basis points.    7 Represents client advisors who exclusively serve ultra high net worth clients. In addition to these, other client advisors may also serve certain ultra high net worth clients, but not exclusively.

Wealth Management

Results: 3Q15 vs 2Q15

Operating income

Total operating income decreased by CHF 122 million to CHF 1,958 million. The third quarter included a gain of CHF 15 million related to our investment in the SIX Group. Adjusted for this gain and the CHF 56 million gain on the sale of our Belgian domestic business in the second quarter, operating income decreased by CHF 81 million to CHF 1,943 million, mainly due to lower transaction-based income.

Net interest income increased by CHF 32 million to CHF 600 million, mainly due to higher lending and deposit revenues.

Recurring net fee income decreased by CHF 16 million to CHF 960 million, reflecting a decrease in average invested assets, partly offset by continued increases in discretionary and advisory mandate penetration, as well as pricing measures.

Transaction-based income decreased by CHF 93 million to CHF 366 million, primarily in Asia Pacific and Europe, mainly reflecting reduced client activity in response to market volatility. This was partly offset by higher allocated revenues from Group ALM.

Other income decreased by CHF 46 million to CHF 32 million, as the third quarter included the aforementioned gain of CHF 15 million related to the SIX Group, while the second quarter included the aforementioned gain of CHF 56 million related to the sale of our Belgian domestic business.

Operating expenses

Total operating expenses decreased by CHF 5 million to CHF 1,319 million. Adjusted for restructuring charges of CHF 74 million compared with CHF 69 million, operating expenses decreased by CHF 10 million to CHF 1,245 million.

Personnel expenses decreased by CHF 49 million to CHF 607 million. Adjusted for a restructuring-related credit of CHF 5 million compared with a charge of CHF 18 million, personnel expenses decreased by CHF 26 million to CHF 612 million, mainly due to a release of accruals for untaken vacation in the third quarter compared with an expense in the prior quarter, as well as the effect of personnel reductions.

General and administrative expenses decreased by CHF 5 million to CHF 129 million. Adjusted for restructuring charges of CHF 10 million in both quarters, general and administrative expenses decreased by CHF 5 million to CHF 119 million, mainly due to lower net charges for provisions for litigation, regulatory and similar matters, partly offset by higher professional fees.

Net charges for services from other business divisions and  Corporate Center increased by CHF 49 million to CHF 582 million. Adjusted for restructuring charges of CHF 69 million compared with CHF 41 million, net charges increased by CHF 21 million to CHF 513 million, mainly due to higher charges from Group Technology, Group ALM and Retail & Corporate, partly offset by lower charges from Group Corporate Services.

Cost / income ratio

The cost / income ratio increased to 67.3% from 63.6%. On an adjusted basis, the cost / income ratio increased to 64.0% from 62.0%, and remained within our target range of 55% to 65%.

Net new money

Adjusted net new money was CHF 3.5 billion, excluding net outflows of CHF 3.3 billion from our balance sheet and capital optimization program. This resulted in an annualized net new money growth rate of 1.5% compared with 3.5% in the prior quarter, below our target range of 3% to 5%. Net new money was adversely affected by unusually high levels of deleveraging in Asia Pacific as a result of high market volatility. Adjusted net new money in the third quarter was driven by inflows from all regions and included an asset reclassification reflecting service level upgrades of CHF 1.3 billion in Switzerland. On a global basis, adjusted net new money from ultra high net worth clients was CHF 4.0 billion compared with CHF 7.1 billion in the prior quarter. Overall, reported net new money was CHF 0.2 billion compared with CHF 1.8 billion.

Invested assets

Invested assets decreased by CHF 26 billion to CHF 919 billion as of 30 September 2015, due to negative market performance of CHF 50 billion and a CHF 2 billion reduction related to our exit from the Australian domestic business, offset by positive currency translation effects of CHF 26 billion.

Margins on invested assets

The net margin on invested assets decreased by 5 basis points to 27 basis points. On an adjusted basis, the net margin on invested assets decreased by 2 basis points to 30 basis points.

The gross margin on invested assets decreased by 3 basis points to 84 basis points and by 2 basis points to 83 basis points on an adjusted basis.

Personnel: 3Q15 vs 2Q15

Wealth Management employed 10,185 personnel as of 30 September 2015 compared with 10,257 as of 30 June 2015.

The number of client advisors decreased by 84 to 3,995, mainly due to a reduction in the number of lower-producing advisors. The number of non-client-facing staff increased slightly to 6,190.

Results: 9M15 vs 9M14

Profit before tax increased by CHF 665 million to CHF 2,346 million in the first nine months of 2015. Adjusted profit before tax increased by CHF 505 million to CHF 2,324 million, reflecting CHF 177 million higher adjusted operating income and CHF 328 million lower adjusted operating expenses.

Total operating income increased by CHF 389 million to CHF 6,285 million. Adjusted for a gain of CHF 141 million on the sale of a subsidiary, the aforementioned gain of CHF 56 million on the sale of our Belgian domestic business and the aforementioned gain related to the SIX Group of CHF 15 million, operating income increased by CHF 177 million to CHF 6,073 million. This increase was mainly due to higher net interest income and recurring net fee income, partly offset by lower transaction-based income. Net interest income increased by CHF 145 million to CHF 1,728 million, mainly due to higher lending revenues and an increase in allocated revenues from Group ALM. Recurring net fee income increased by CHF 88 million to CHF 2,885 million, reflecting the positive effects of a continued increase in discretionary and advisory mandate penetration, pricing measures and an increase in average invested assets, partly offset by lower income due to the ongoing effects of cross-border outflows. Transaction-based income decreased by CHF 79 million to CHF 1,414 million with decreases in Europe and emerging markets, partly offset by increases in Asia Pacific and Switzerland. The overall decrease was mainly related to fixed income cash products, investment funds and structured products, partly offset by higher foreign exchange trading and mandate revenues. Moreover, the first nine months of 2015 included fees paid to Retail & Corporate for net client shifts and referrals based on a new remuneration framework introduced in the second half of 2014. Transaction-based revenues allocated from Group ALM also decreased. Adjusted other income increased by CHF 25 million.

→   Refer to the “Significant accounting and financial reporting changes” section of our Annual Report 2014 for more information on the implementation of the remuneration framework for net client shifts and referrals between Retail & Corporate and Wealth Management

Total operating expenses decreased by CHF 276 million to CHF 3,940 million. Adjusted for restructuring charges of CHF 190 million compared with CHF 138 million, operating expenses decreased by CHF 328 million to CHF 3,750 million, mainly reflecting CHF 365 million lower net charges for provisions for litigation, regulatory and similar matters, partly offset by a CHF 63 million increase in adjusted personnel expenses.

Wealth Management Americas

Wealth Management Americas

Profit before tax was USD 268 million in the third quarter of 2015 compared with USD 205 million in the second quarter. Adjusted profit before tax increased to USD 287 million from USD 231 million, mainly reflecting lower operating expenses. Net new money inflows were USD 0.5 billion compared with net outflows of USD 0.7 billion in the prior quarter.

Wealth Management Americas – in US dollars¹
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Net interest income	311	301	276	3	13	890	787
Recurring net fee income	1,231	1,217	1,197	1	3	3,635	3,479
Transaction-based income	381	425	441	(10)	(14)	1,238	1,377
Other income	11	4	6	175	83	20	24
Income	1,935	1,947	1,920	(1)	1	5,783	5,666
Credit loss (expense) / recovery	(3)	0	(1)		200	(3)	16
Total operating income	1,931	1,947	1,919	(1)	1	5,779	5,682
Personnel expenses	1,178	1,199	1,196	(2)	(2)	3,561	3,529
Financial advisor compensation²	726	750	737	(3)	(1)	2,208	2,187
Compensation commitments with recruited financial advisors³	189	188	183	1	3	563	547
Salaries and other personnel costs	263	260	277	1	(5)	791	795
General and administrative expenses	158	213	152	(26)	4	497	444
Services (to) / from other business divisions and Corporate Center	313	317	303	(1)	3	939	906
of which: services from CC – Services	308	314	298	(2)	3	927	893
Depreciation and impairment of property, equipment and software	1	1	0	0		2	0
Amortization and impairment of intangible assets	13	13	13	0	0	39	39
Total operating expenses⁴	1,663	1,743	1,664	(5)	0	5,039	4,918
Business division operating profit / (loss) before tax	268	205	254	31	6	741	764

Key performance indicators⁵
Pre-tax profit growth (%)	30.7	(23.5)	6.7			(3.0)	13.5
Cost / income ratio (%)	85.9	89.5	86.7			87.1	86.8
Net new money growth (%)	0.2	(0.3)	1.9			0.6	0.6
Gross margin on invested assets (bps)	76	74	76	3	0	74	76
Net margin on invested assets (bps)	11	8	10	38	10	10	10

Wealth Management Americas – in US dollars¹ (continued)
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14

Additional information
Recurring income⁶	1,542	1,519	1,473	2	5	4,524	4,266
Recurring income as a percentage of income (%)	79.7	78.0	76.7			78.2	75.3
Average attributed equity (USD billion)⁷	2.7	2.6	2.9	4	(7)	2.6	2.9
Return on attributed equity (%)	39.7	31.5	35.0			38.0	34.7
Risk-weighted assets (fully applied, USD billion)⁸	22.9	23.0	23.0	0	0	22.9	23.0
Risk-weighted assets (phase-in, USD billion)⁸	22.9	23.0	23.2	0	(1)	22.9	23.2
Return on risk-weighted assets, gross (%)⁹	33.7	34.2	29.9			34.0	27.9
Leverage ratio denominator (phase-in, USD billion)¹⁰	61.1	60.7	61.3	1	0	61.1	61.3
Goodwill and intangible assets (USD billion)	3.7	3.7	3.8	0	(3)	3.7	3.8
Net new money (USD billion)	0.5	(0.7)	4.9			4.6	4.5
Net new money including interest and dividend income (USD billion)¹¹	6.2	5.1	10.5			21.6	21.3
Invested assets (USD billion)	992	1,045	1,016	(5)	(2)	992	1,016
Client assets (USD billion)	1,042	1,099	1,067	(5)	(2)	1,042	1,067
Loans, gross (USD billion)	47.5	47.3	43.3	0	10	47.5	43.3
Due to customers (USD billion)	75.7	73.4	69.3	3	9	75.7	69.3
Recruitment loans to financial advisors	2,890	2,853	3,000	1	(4)	2,890	3,000
Other loans to financial advisors	439	455	388	(4)	13	439	388
Personnel (full-time equivalents)	13,329	13,235	13,475	1	(1)	13,329	13,475
Financial advisors (full-time equivalents)	6,989	6,948	7,114	1	(2)	6,989	7,114

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.   3 Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.   4 Refer to “Note 18 Changes in organization and disposals” in the “UBS Group financial statements” section of this report for information on restructuring charges.    5 Refer to the "Measurement of performance" section of our Annual Report 2014 for the definitions of our key performance indicators.    6 Recurring income consists of net interest income and recurring net fee income.    7 Refer to the "Capital management" section of our Annual Report 2014 for more information on the equity attribution framework.    8 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the ”Capital management” section of this report for more information.    9 Based on phase-in Basel III risk-weighted assets.    10 In accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information.    11 Presented in line with historical reporting practice in the US market.

Wealth Management Americas

Wealth Management Americas – in Swiss francs¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Net interest income	301	282	256	7	18	847	710
Recurring net fee income	1,193	1,140	1,110	5	7	3,457	3,138
Transaction-based income	369	398	409	(7)	(10)	1,177	1,241
Other income	11	3	6	267	83	19	21
Income	1,875	1,823	1,780	3	5	5,499	5,110
Credit loss (expense) / recovery	(3)	0	(1)		200	(3)	14
Total operating income	1,871	1,823	1,779	3	5	5,496	5,124
Personnel expenses	1,142	1,122	1,109	2	3	3,387	3,182
Financial advisor compensation²	703	702	683	0	3	2,099	1,972
Compensation commitments with recruited financial advisors³	183	176	170	4	8	536	493
Salaries and other personnel costs	255	244	257	5	(1)	752	717
General and administrative expenses	153	199	141	(23)	9	473	401
Services (to) / from other business divisions and Corporate Center	304	297	281	2	8	893	817
of which: services from CC – Services	299	293	277	2	8	882	805
Depreciation and impairment of property, equipment and software	1	1	0	0		2	0
Amortization and impairment of intangible assets	13	12	12	8	8	37	35
Total operating expenses⁴	1,612	1,631	1,543	(1)	4	4,792	4,435
Business division operating profit / (loss) before tax	259	191	236	36	10	704	689

Key performance indicators⁵
Pre-tax profit growth (%)	35.6	(24.5)	11.8			2.2	9.7
Cost / income ratio (%)	86.0	89.5	86.7			87.1	86.8
Net new money growth (%)	0.2	(0.3)	2.0			0.6	0.7
Gross margin on invested assets (bps)	77	73	76	5	1	73	76
Net margin on invested assets (bps)	11	8	10	38	10	9	10

Additional information
Recurring income⁶	1,495	1,422	1,366	5	9	4,303	3,848
Recurring income as a percentage of income (%)	79.7	78.0	76.7			78.3	75.3
Average attributed equity (CHF billion)⁷	2.6	2.4	2.7	8	(4)	2.5	2.7
Return on attributed equity (%)	39.8	31.8	35.0			38.1	34.5
Risk-weighted assets (fully applied, CHF billion)⁸	22.3	21.5	21.9	4	2	22.3	21.9
Risk-weighted assets (phase-in, CHF billion)⁸	22.3	21.5	22.1	4	1	22.3	22.1
Return on risk-weighted assets, gross (%)⁹	34.2	33.6	30.2			33.6	28.0
Leverage ratio denominator (phase-in, CHF billion)¹⁰	59.5	56.8	58.6	5	2	59.5	58.6
Goodwill and intangible assets (CHF billion)	3.6	3.5	3.6	3	0	3.6	3.6
Net new money (CHF billion)	0.5	(0.7)	4.6			4.4	4.3
Net new money including interest and dividend income (CHF billion)¹¹	6.0	4.8	9.8			20.6	19.4
Invested assets (CHF billion)	967	977	970	(1)	0	967	970
Client assets (CHF billion)	1,016	1,028	1,019	(1)	0	1,016	1,019
Loans, gross (CHF billion)	46.3	44.2	41.4	5	12	46.3	41.4
Due to customers (CHF billion)	73.8	68.6	66.1	8	12	73.8	66.1
Recruitment loans to financial advisors	2,817	2,668	2,865	6	(2)	2,817	2,865
Other loans to financial advisors	428	425	370	1	16	428	370
Personnel (full-time equivalents)	13,329	13,235	13,475	1	(1)	13,329	13,475
Financial advisors (full-time equivalents)	6,989	6,948	7,114	1	(2)	6,989	7,114

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3 Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4 Refer to “Note 18 Changes in organization and disposals” in the “UBS Group financial statements” section of this report for information on restructuring charges.    5 Refer to the "Measurement of performance" section of our Annual Report 2014 for the definitions of our key performance indicators.    6 Recurring income consists of net interest income and recurring net fee income.    7 Refer to the "Capital management" section of our Annual Report 2014 for more information on the equity attribution framework.    8 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the ”Capital management” section of this report for more information.    9 Based on phase-in Basel III risk-weighted assets.    10 In accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information.    11 Presented in line with historical reporting practice in the US market.

Results: 3Q15 vs 2Q15

Operating income

Total operating income decreased by USD 16 million to USD 1,931 million, reflecting lower transaction-based income, partly offset by higher recurring net fee income and net interest income.

Net interest income increased by USD 10 million to USD 311 million, mainly due to continued growth in loan and deposit balances. The average mortgage portfolio balance increased 4% and the average securities-backed lending portfolio balance increased 2%.

Recurring net fee income increased by USD 14 million to USD 1,231 million, mainly due to higher managed account fees.

Transaction-based income decreased by USD 44 million to USD 381 million due to lower client activity.

Operating expenses

Total operating expenses decreased by USD 80 million to USD 1,663 million. On an adjusted basis, operating expenses decreased by USD 73 million to USD 1,644 million.

Personnel expenses decreased by USD 21 million to USD 1,178 million. Adjusted for a credit of USD 20 million in the third quarter related to  a change to retiree benefit plans in the US, personnel expenses decreased by USD 1 million to USD 1,198 million, mainly due to lower financial advisor compensation, primarily reflecting lower compensable revenues and lower performance-based compensation, mostly offset by higher expenses for variable compensation.

General and administrative expenses decreased by USD 55 million to USD 158 million, mainly due to USD 36 million lower net charges for provisions for litigation, regulatory and similar matters and other provisions, as well as reduced legal fees.

Adjusted for restructuring charges of USD 40 million compared with USD 26 million, and a credit of USD 2 million in the third quarter related to  a change to retiree benefit plans, net charges for services from other business divisions and Corporate Center declined by USD 16 million, reflecting lower charges from Corporate Center – Services.

Cost / income ratio

The cost / income ratio was 85.9% compared with 89.5%. On an adjusted basis, the cost / income ratio improved to 85.0% compared with 88.2% and was within our target range of 75% to 85%.

Net new money

The annualized net new money growth rate was positive 0.2% compared with negative 0.3% and was below the target range of 2% to 4%. Net new money inflows were USD 0.5 billion compared with net outflows of USD 0.7 billion. The third quarter mainly reflected net inflows from financial advisors employed with UBS for more than one year compared with net outflows in the prior quarter, which included client withdrawals of approximately USD 3.9 billion associated with seasonal income tax payments. Including interest and dividend income, net new money was USD 6.2 billion compared with USD 5.1 billion in the prior quarter.

Invested assets

Invested assets decreased by USD 53 billion to USD 992 billion, reflecting negative market performance of USD 54 billion. Managed account assets decreased by USD 16 billion to USD 341 billion and comprised 34% of total invested assets as of 30 September 2015, unchanged from 30 June 2015.

Margins on invested assets

The net margin on invested assets increased by 3 basis points to 11 basis points and the adjusted net margin on invested assets increased by 2 basis points to 11 basis points. The gross margin on invested assets increased by 2 basis points to 76 basis points, reflecting a 3% decrease in average invested assets.

Personnel: 3Q15 vs 2Q15

As of 30 September 2015, Wealth Management Americas employed 13,329 personnel, an increase of 94 compared with 30 June 2015. Financial advisor headcount increased by 41 to 6,989, reflecting the hiring of experienced financial advisors and trainees. Non-financial advisor headcount increased by 53 to 6,340.

Wealth Management Americas

Results: 9M15 vs 9M14

Profit before tax was USD 741 million in the first nine months of 2015 compared with USD 764 million. Adjusted profit before tax increased by USD 14 million to USD 811 million, mainly reflecting higher operating income, partly offset by higher operating expenses.

Total operating income increased by USD 97 million to USD 5,779 million, primarily due to a USD 156 million increase in recurring net fee income, mainly due to an increase in managed account fees on higher invested asset levels. Moreover, net interest income was USD 103 million higher, reflecting continued growth in loan and deposit balances. These increases were partly offset by a USD 139 million decline in transaction-based income, mainly due to lower client activity. Net credit loss expenses were USD 3 million compared with net credit loss recoveries of USD 16 million in the same period a year earlier. The prior year included the full release of a loan loss allowance for a single client as well as releases of loan loss allowances on securities-backed lending facilities collateralized by Puerto Rico municipal securities and related funds.

Operating expenses increased by USD 121 million to USD 5,039 million. Adjusted for restructuring charges of USD 91 million compared with USD 36 million and the aforementioned credit related to a change to retiree benefit plans of USD 21 million compared with USD 3 million, operating expenses increased by USD 84 million to USD 4,969 million. On an adjusted basis, personnel expenses increased by USD 50 million to USD 3,581 million, mainly due to a USD 21 million increase in financial advisor compensation, corresponding to higher compensable revenues and higher expenses for variable  compensation. Expenses for compensation commitments related to recruited financial advisors increased by USD 16 million. General and administrative expenses increased by USD 53 million to USD 497 million, mainly due to higher legal fees. In addition, net charges for provisions for litigation, regulatory and similar matters and other provisions increased by USD 15 million. Adjusted for restructuring charges of USD 91 million compared with USD 36 million and the aforementioned credit related to a change to retiree benefit plans, net charges for services from other business divisions and Corporate Center decreased by USD 21 million to USD 850 million.

Retail & Corporate

Profit before tax was CHF 466 million in the third quarter of 2015 compared with CHF 397 million in the second quarter. Adjusted profit before tax increased by CHF 14 million to CHF 428 million. The annualized net new business volume growth rate for our retail business was 2.5% compared with 3.1% in the prior quarter.

Retail & Corporate¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Net interest income	566	560	563	1	1	1,694	1,626
Recurring net fee income	136	135	140	1	(3)	405	423
Transaction-based income	238	241	267	(1)	(11)	763	749
Other income	90	21	20	329	350	125	59
Income	1,031	956	991	8	4	2,987	2,857
Credit loss (expense) / recovery	0	(4)	(33)	(100)	(100)	(26)	(29)
Total operating income	1,030	952	958	8	8	2,961	2,828
Personnel expenses	214	221	220	(3)	(3)	662	660
General and administrative expenses	76	64	51	19	49	193	208
Services (to) / from other business divisions and Corporate Center	269	265	257	2	5	803	782
of which: services from CC – Services	298	292	289	2	3	882	871
Depreciation and impairment of property, equipment and software	5	4	4	25	25	13	13
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses²	564	555	532	2	6	1,671	1,662
Business division operating profit / (loss) before tax	466	397	426	17	9	1,290	1,166

Key performance indicators³
Pre-tax profit growth (%)	17.4	(7.0)	20.3			10.6	3.6
Cost / income ratio (%)	54.7	58.1	53.7			55.9	58.2
Net interest margin (bps)	167	164	164	2	2	166	158
Net new business volume growth for retail business (%)	2.5	3.1	1.7			3.0	2.7

Additional information
Average attributed equity (CHF billion)⁴	3.9	3.9	4.1	0	(5)	3.9	4.1
Return on attributed equity (%)	47.8	40.7	41.6			43.7	37.6
Risk-weighted assets (fully applied, CHF billion)⁵	34.9	34.7	34.9	1	0	34.9	34.9
Risk-weighted assets (phase-in, CHF billion)⁵	34.9	34.7	36.3	1	(4)	34.9	36.3
Return on risk-weighted assets, gross (%)⁶	11.9	10.9	11.4			11.4	11.4
Leverage ratio denominator (phase-in, CHF billion)⁷	162.5	162.4	166.2	0	(2)	162.5	166.2
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0			0.0	0.0
Business volume for retail business (CHF billion)	144	144	143	0	1	144	143
Net new business volume for retail business (CHF billion)	0.9	1.1	0.6			3.2	2.9
Client assets (CHF billion)	437	435	421	0	4	437	421
Due to customers (CHF billion)	131.9	129.4	133.3	2	(1)	131.9	133.3
Loans, gross (CHF billion)	135.1	135.8	138.0	(1)	(2)	135.1	138.0
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	93.6	93.4	93.0			93.6	93.0
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)⁸	0.7	0.7	0.7			0.7	0.7
Personnel (full-time equivalents)	5,123	5,086	5,241	1	(2)	5,123	5,241

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2 Refer to “Note 18 Changes in organization and disposals” in the “UBS Group financial statements” section of this report for information on restructuring charges.    3 Refer to the "Measurement of performance" section of our Annual Report 2014 for the definitions of our key performance indicators.    4 Refer to the "Capital management" section of our Annual Report 2014 for more information on the equity attribution framework.    5 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the ”Capital management” section of this report for more information.    6 Based on phase-in Basel III risk-weighted assets.    7 In accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information.    8 Refer to the "Risk management and control" section of this report for more information on impairment ratios.

Retail & Corporate

Results: 3Q15 vs 2Q15

Operating income

Total operating income increased by CHF 78 million to CHF 1,030 million. The third quarter included a gain of CHF 66 million related to our investment in the SIX Group. Adjusted for this gain, operating income increased by CHF 12 million to CHF 964 million, mainly reflecting higher net interest income and lower credit loss expenses.

Net interest income increased by CHF 6 million to CHF 566 million, primarily due to higher income from lending and deposits.

Transaction-based income decreased by CHF 3 million to CHF 238 million, as lower allocated revenues from Group ALM and other small decreases were largely offset by higher credit card-related income, credit-related fees and income from foreign-exchange trading.

Net credit loss expenses were negligible compared with CHF 4 million in the prior quarter, as credit loss expenses related to newly impaired positions were offset by a net release of allowances for previously impaired positions.

Operating expenses

Total operating expenses increased by CHF 9 million to CHF 564 million. Adjusted for restructuring charges of CHF 28 million compared with CHF 17 million, operating expenses decreased by CHF 2 million to CHF 536 million, mainly reflecting lower personnel expenses and net charges for services from other business divisions and Corporate Center, mostly offset by higher general and administrative expenses.

Personnel expenses decreased by CHF 7 million to CHF 214 million, mainly reflecting an increased release of accruals for untaken vacation.

General and administrative expenses increased by CHF 12 million to CHF 76 million, primarily due to charitable donations, partly offset by lower charges for provisions in the Corporate & Institutional clients business.

Adjusted for restructuring charges of CHF 26 million compared with CHF 16 million in the prior quarter, net charges for services from other business divisions and Corporate Center decreased by CHF 6 million to CHF 243 million.

Cost / income ratio

The cost / income ratio improved to 54.7% from 58.1%. On an  adjusted basis, the cost / income ratio improved to 55.5% from 56.3% and remained within our target range of 50% to 60%.

Net interest margin

The net interest margin increased by 3 basis points to 167 basis points and remained within our target range of 140 to 180 basis points.

Net new business volume growth for retail business

The annualized net new business volume growth rate for our retail business was 2.5%, down from 3.1% in the prior quarter and remained within our target range of 1% to 4%.

Net new client assets and, to a lesser extent, net new loans were positive, in line with our strategy to grow our high-quality loan business moderately and selectively.

Personnel: 3Q15 vs 2Q15

Retail & Corporate employed 5,123 personnel as of 30 September 2015, up 37 from 5,086 personnel as of 30 June 2015. This increase reflected the intake of around 140 apprentices and graduates, which was partly offset by staff reductions including those related to our ongoing cost reduction programs.

Results: 9M15 vs 9M14

Profit before tax increased by CHF 124 million to CHF 1,290 million. Adjusted for the aforementioned gain of CHF 66 million related to the SIX Group and restructuring charges of CHF 60 million compared with CHF 48 million, profit before tax increased by CHF 70 million to CHF 1,284 million, mainly reflecting higher operating income.

Total operating income increased by CHF 133 million to CHF 2,961 million and adjusted operating income increased by CHF 67 million to CHF 2,895 million.

Net interest income increased by CHF 68 million to CHF 1,694 million, primarily due to a higher loan margin as well as an increased deposit margin reflecting our pricing measures, partly offset by the adverse effect of the persistently low interest rate environment on our replication portfolios. Moreover, net interest income allocated from Group ALM increased. These increases were partly offset by the effect of a decrease in average deposit volumes.

Recurring net fee income decreased by CHF 18 million to CHF 405 million, mainly reflecting lower fee income allocated from Group ALM for providing collateral in relation to issued covered bonds as well as decreased revenues from non-asset-based products.

Transaction-based income increased by CHF 14 million to CHF 763 million, mainly as the first half of 2015 included fees from Wealth Management for net client shifts and referrals, based on the remuneration framework introduced in the second half of 2014. In addition, income from foreign-exchange trading increased. This was partly offset by lower trading income allocated from Group ALM.

→   Refer to the “Significant accounting and financial reporting changes” section of our Annual Report 2014 for more information on the implementation of the remuneration framework for net client shifts and referrals between Retail & Corporate and Wealth Management

Net credit loss expenses were CHF 26 million compared with CHF 29 million in the same period last year, which included a release of CHF 10 million in collective loan loss allowances.

Operating expenses increased by CHF 9 million to CHF 1,671 million. Adjusted for restructuring charges of CHF 60 million compared with CHF 48 million, operating expenses were slightly lower at CHF 1,611 million.

Asset Management

Asset Management

Profit before tax was CHF 114 million in the third quarter of 2015 compared with CHF 130 million in the second quarter. Adjusted profit before tax was CHF 137 million compared with CHF 134 million, reflecting higher management fees, largely offset by higher operating expenses. Excluding money market flows, net new money outflows were CHF 7.6 billion compared with net inflows of CHF 8.3 billion in the prior quarter. The third quarter included CHF 15 billion of outflows, largely from lower-margin passive products, driven by client liquidity needs.

Asset Management¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Net management fees²	479	456	462	5	4	1,379	1,293
Performance fees	23	20	27	15	(15)	110	112
Total operating income	502	476	489	5	3	1,489	1,405
Personnel expenses	189	175	162	8	17	531	463
General and administrative expenses	56	55	59	2	(5)	166	217
Services (to) / from other business divisions and Corporate Center	139	114	112	22	24	371	336
of which: services from CC – Services	143	118	117	21	22	384	348
Depreciation and impairment of property, equipment and software	1	0	0			2	1
Amortization and impairment of intangible assets	4	1	2	300	100	7	6
Total operating expenses³	388	346	335	12	16	1,077	1,024
Business division operating profit / (loss) before tax	114	130	154	(12)	(26)	413	381

Key performance indicators⁴
Pre-tax profit growth (%)	(12.3)	(22.6)	46.7			8.4	(14.6)
Cost / income ratio (%)	77.3	72.7	68.5			72.3	72.9
Net new money growth excluding money market flows (%)	(5.1)	5.5	2.7			1.8	7.3
Gross margin on invested assets (bps)	31	29	31	7	0	30	31
Net margin on invested assets (bps)	7	8	10	(13)	(30)	8	8

Information by business line
Operating Income
Traditional Investments	292	279	294	5	(1)	846	824
O'Connor and Hedge Fund Solutions	41	38	43	8	(5)	160	170
Global Real Estate	102	92	98	11	4	287	252
Infrastructure and Private Equity	14	15	9	(7)	56	43	29
Fund Services	53	51	45	4	18	152	130
Total operating income	502	476	489	5	3	1,489	1,405

Asset Management¹ (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14

Gross margin on invested assets (bps)
Traditional Investments	21	20	21	5	0	20	21
O'Connor and Hedge Fund Solutions	43	41	52	5	(17)	58	74
Global Real Estate	84	78	92	8	(9)	81	81
Infrastructure and Private Equity	62	67	40	(7)	55	64	45
Total gross margin	31	29	31	7	0	30	31

Net new money (CHF billion)
Traditional Investments	(9.6)	6.3	0.8			(0.9)	14.3
O'Connor and Hedge Fund Solutions	0.7	1.3	0.7			4.2	3.9
Global Real Estate	0.6	1.3	0.6			2.4	1.6
Infrastructure and Private Equity	(0.3)	0.1	0.0			(0.2)	(0.1)
Total net new money	(8.5)	9.0	2.1			5.6	19.8
Net new money excluding money market flows	(7.6)	8.3	3.8			8.2	28.4
of which: from third parties	(7.9)	5.3	0.0			(0.2)	17.7
of which: from UBS's wealth management businesses	0.3	3.0	3.9			8.3	10.7
Money market flows	(0.9)	0.7	(1.7)			(2.6)	(8.7)
of which: from third parties	(2.1)	1.7	(0.5)			(1.6)	(1.6)
of which: from UBS's wealth management businesses	1.2	(1.0)	(1.2)			(1.0)	(7.1)

Invested assets (CHF billion)
Traditional Investments	537	557	560	(4)	(4)	537	560
O'Connor and Hedge Fund Solutions	39	37	35	5	11	39	35
Global Real Estate	50	47	44	6	14	50	44
Infrastructure and Private Equity	9	9	9	0	0	9	9
Total invested assets	635	650	648	(2)	(2)	635	648
of which: excluding money market funds	576	592	588	(3)	(2)	576	588
of which: money market funds	59	58	60	2	(2)	59	60

Assets under administration by fund services
Assets under administration (CHF billion)⁵	524	520	495	1	6	524	495
Net new assets under administration (CHF billion)⁶	6.8	11.6	5.5			24.2	30.5
Gross margin on assets under administration (bps)	4	4	4	0	0	4	4

Additional information
Average attributed equity (CHF billion)⁷	1.6	1.6	1.7	0	(6)	1.6	1.7
Return on attributed equity (%)	28.5	32.5	36.2			33.7	29.9
Risk-weighted assets (fully applied, CHF billion)⁸	3.1	3.4	3.8	(9)	(18)	3.1	3.8
Risk-weighted assets (phase-in, CHF billion)⁸	3.1	3.4	3.8	(9)	(18)	3.1	3.8
Return on risk-weighted assets, gross (%)⁹	61.8	55.2	52.9			57.3	51.1
Leverage ratio denominator (phase-in, CHF billion)¹⁰	15.4	14.2	14.6	8	5	15.4	14.6
Goodwill and intangible assets (CHF billion)	1.4	1.3	1.5	8	(7)	1.4	1.5
Personnel (full-time equivalents)	2,532	2,434	2,298	4	10	2,532	2,298

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.    3 Refer to “Note 18 Changes in organization and disposals” in the “UBS Group financial statements” section of this report for information on restructuring charges.    4 Refer to the "Measurement of performance" section of our Annual Report 2014 for the definitions of our key performance indicators. In the second quarter of 2014, the definition of the net new money growth key performance indicator was amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of our second quarter 2014 report for more information.    5 This includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.    6 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.     7 Refer to the "Capital management" section of our Annual Report 2014 for more information on the equity attribution framework.    8 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the ”Capital management” section of this report for more information.    9 Based on phase-in Basel III risk-weighted assets.    10 In accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information.

Asset Management

Results: 3Q15  vs 2Q15

Operating income

Total operating income was CHF 502 million compared with CHF 476 million. Net management fees increased by CHF 23 million to CHF 479 million, mainly in Traditional Investments and  Global Real Estate, as well as from positive currency effects. Performance fees increased by CHF 3 million to CHF 23 million, mainly in Global Real Estate.

Approximately 21% of O’Connor and Hedge Fund Solutions performance fee-eligible assets exceeded high-water marks as of 30 September 2015 compared with more than 59% as of 30 June 2015, reflecting the challenging hedge fund market conditions in the third quarter.

Operating expenses

Total operating expenses were CHF 388 million compared with CHF 346 million. Adjusted for restructuring charges of CHF 23 million compared with CHF 4 million, operating expenses increased by CHF 23 million to CHF 365 million.

Personnel expenses increased by CHF 14 million due to an increase in expenses for variable compensation and increases in personnel. General and administrative expenses were broadly unchanged from the previous quarter.

Adjusted for restructuring charges of CHF 20 million compared with CHF 4 million, net charges for services from other business divisions and Corporate Center increased by CHF 9 million, mainly due to higher charges from Group Technology.

Cost / income ratio

The cost / income ratio was 77.3% compared with 72.7%. On an adjusted basis, the cost / income ratio was 72.7% compared with 71.8% and was above the target range of 60% to 70%.

Net new money

The annualized net new money growth rate, excluding money market flows, was negative 5.1% compared with positive 5.5% and was below the target range of 3% to 5%.

Excluding money market flows, net new money outflows were CHF 7.6 billion compared with inflows of CHF 8.3 billion. By client segment, net outflows from third parties were CHF 7.9 billion compared with net inflows of CHF 5.3 billion in the prior quarter. The third quarter included CHF 15 billion of outflows, largely from lower-margin passive products, driven by client liquidity needs, partly offset by net inflows into multi-asset, predominantly from the Americas. Net inflows from clients of UBS’s wealth management businesses were CHF 0.3 billion compared with CHF 3.0 billion and were mainly from equities, largely from clients serviced from Europe and alternatives, predominantly from clients serviced within Switzerland.

Money market net outflows were CHF 0.9 billion compared with net inflows of CHF 0.7 billion. By client segment, net outflows from third parties were CHF 2.1 billion compared with net inflows of CHF 1.7 billion and originated mainly from clients serviced from Asia Pacific. Net inflows from clients of UBS’s wealth management businesses were CHF 1.2 billion compared with net outflows of CHF 1.0 billion, mainly from clients serviced from the Americas.

Invested assets

Invested assets decreased to CHF 635 billion as of 30 September 2015 from CHF 650 billion as of 30 June 2015 due to negative market performance of CHF 23 billion and net new money outflows of CHF 9 billion, partly offset by positive currency translation effects of CHF 16 billion.

As of 30 September 2015, CHF 190 billion, or 30%, of invested assets were managed in indexed strategies and CHF 59 billion, or 9%, of invested assets were money market assets. The remaining 61% of invested assets were managed in active, non-money market strategies. On a regional basis, 34% of invested assets related to clients serviced from Switzerland, 24% from the Americas, 22% from Europe, Middle East and Africa, and 20% from Asia Pacific.

Margins on invested assets

The net margin on invested assets was 7 basis points, compared with 8 basis points in the previous quarter. The adjusted net margin was 9 basis points compared with 8 basis points.

The gross margin was 31 basis points compared with 29 basis points. Revenues benefited from positive currency effects throughout the quarter, while invested assets were negatively affected by market performance in the latter part of the quarter.

Personnel: 3Q15  vs 2Q15

Asset Management employed 2,532 personnel as of 30 September 2015 compared with 2,434 as of 30 June 2015, mainly reflecting increases within Traditional Investments.

Results: 9M15 vs 9M14

Profit before tax was CHF 413 million compared with CHF 381 million. Adjusted for restructuring charges of CHF 44 million compared with CHF 12 million, and for a credit related to changes to a retiree benefit plan of CHF 8 million in the first nine months of 2014, profit before tax was CHF 457 million compared with CHF 385 million.

Total operating income was CHF 1,489 million compared with CHF 1,405 million, mainly reflecting higher net management fees across all business lines, partially offset by lower performance fees in O’Connor and Hedge Fund Solutions.

Total operating expenses were CHF 1,077 million compared with CHF 1,024 million. Adjusted for restructuring charges of CHF 44 million compared with CHF 12 million, and for the aforementioned retiree benefit plan credit of CHF 8 million, operating expenses were CHF 13 million higher due to an increase in Group Technology charges and personnel expenses, partly offset by CHF 33 million lower net charges for provisions for litigation, regulatory and similar matters.

Investment performance as of 30 September 2015
		Annualized
	1 year	3 years	5 years

Active funds versus benchmark
Percentage of fund assets equaling or exceeding benchmark
Equities¹	68	82	75
Fixed income¹	39	51	64
Multi-asset¹	32	85	74
Total Traditional Investments	45	71	70
Real estate²	16	37	43

Active funds versus peers
Percentage of fund assets ranking in first or second quartile / equaling or exceeding peer index
Equities¹	71	79	73
Fixed income¹	76	74	85
Multi-asset¹	48	78	89
Total Traditional Investments	65	77	84
Real estate²	80	88	88
Hedge funds³	76	84	83

Passive funds tracking accuracy
Percentage of passive fund assets within applicable tracking tolerance
All asset classes⁴	85	93	85

1 Percentage of active fund assets above benchmark (gross of fees) / peer median. Universe of European domiciled active wholesale funds available to UBS's wealth management businesses and other wholesale intermediaries as of 30 September 2015. Source: versus peers: ThomsonReuters LIM (Lipper Investment Management); versus benchmark: UBS. Universe represents approximately 71% of all active fund assets and 28% of all actively managed assets (including segregated accounts) in these asset classes.    2 Percentage of real estate fund assets above benchmark (gross of fees) / peer median. Universe (versus benchmark) includes all fully discretionary real estate funds with a benchmark representing approximately 70% of real estate gross invested assets as of 30 September 2015. Source: IPD, NFI-ODCE, SXI Real Estate Funds TR. Universe (versus peers) includes all real estate funds with externally verifiable peer groups representing approximately 23% of real estate gross invested assets as of 30 September 2015. Source: ThomsonReuters LIM (Lipper Investment Management).    3 Percentage of fund assets above appropriate HFRI peer indices. Universe of key hedge funds and fund-of-fund products managed on a fully discretionary basis representing approximately 34% of total O'Connor and Hedge Fund Solutions invested assets.    4 Percentage of passive fund assets within applicable tracking tolerance on a gross of fees basis. Performance information represents a universe of European domiciled institutional and wholesale funds representing approximately 44% of total passive invested assets as of 30 September 2015. Source: UBS.

Investment Bank

Investment Bank

Profit before tax was CHF 496 million in the third quarter of 2015 compared with CHF 551 million in the second quarter. Adjusted profit before tax was CHF 614 million compared with CHF 617 million, reflecting lower revenues in both Investor Client Services and Corporate Client Solutions, partly offset by lower operating expenses, primarily due to a decrease in performance-related variable compensation expenses.

Investment Bank¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Corporate Client Solutions	710	822	736	(14)	(4)	2,311	2,484
Advisory	126	184	149	(32)	(15)	482	467
Equity Capital Markets	206	337	197	(39)	5	850	743
Debt Capital Markets	254	180	216	41	18	577	890
Financing Solutions	106	106	140	0	(24)	331	380
Risk Management	17	15	33	13	(48)	71	5
Investor Client Services	1,391	1,540	1,186	(10)	17	4,808	3,911
Equities	944	1,128	861	(16)	10	3,228	2,751
Foreign Exchange, Rates and Credit	446	413	325	8	37	1,580	1,160
Income	2,100	2,363	1,922	(11)	9	7,118	6,395
Credit loss (expense) / recovery	(12)	(8)	(1)	50		(18)	(6)
Total operating income	2,088	2,355	1,921	(11)	9	7,100	6,389
Personnel expenses	699	940	689	(26)	1	2,647	2,475
General and administrative expenses	172	162	1,856	6	(91)	523	2,209
Services (to) / from other business divisions and Corporate Center	711	685	665	4	7	2,077	1,970
of which: services from CC – Services	680	669	647	2	5	2,016	1,930
Depreciation and impairment of property, equipment and software	7	6	6	17	17	19	26
Amortization and impairment of intangible assets	3	11	5	(73)	(40)	21	11
Total operating expenses²	1,592	1,804	3,221	(12)	(51)	5,288	6,690
Business division operating profit / (loss) before tax	496	551	(1,300)	(10)		1,813	(301)

Key performance indicators³
Pre-tax profit growth (%)	(10.0)	(28.1)
Cost / income ratio (%)	75.8	76.3	167.6			74.3	104.6
Return on attributed equity (%)	27.2	30.2	(70.3)			33.1	(5.3)
Return on assets, gross (%)	3.1	3.3	2.9			3.3	3.4
Average VaR (1-day, 95% confidence, 5 years of historical data)	14	11	11	27	27	12	12

Investment Bank¹ (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14

Additional information
Total assets (CHF billion)⁴	276.1	263.8	277.9	5	(1)	276.1	277.9
Funded assets (CHF billion)⁵	173.3	176.2	168.3	(2)	3	173.3	168.3
Average attributed equity (CHF billion)⁶	7.3	7.3	7.4	0	(1)	7.3	7.6
Risk-weighted assets (fully applied, CHF billion)⁷	68.2	63.3	61.9	8	10	68.2	61.9
Risk-weighted assets (phase-in, CHF billion)⁷	68.2	63.3	62.2	8	10	68.2	62.2
Return on risk-weighted assets, gross (%)⁸	12.8	14.8	11.8			14.6	13.2
Leverage ratio denominator (phase-in, CHF billion)⁹	289.1	289.9	275.1	0	5	289.1	275.1
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	0	0	0.1	0.1
Compensation ratio (%)	33.3	39.8	35.8			37.2	38.7
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)¹⁰	0.4	0.2	0.3			0.4	0.3
Personnel (full-time equivalents)	5,301	5,192	5,285	2	0	5,301	5,285

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.    2 Refer to “Note 18 Changes in organization and disposals” in the “UBS Group financial statements” section of this report for information on restructuring charges.    3 Refer to the "Measurement of performance" section of our Annual Report 2014 for the definitions of our key performance indicators.    4 Based on third-party view, i.e., without intercompany balances.    5 Funded assets are defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives.    6 Refer to the "Capital management" section of our Annual Report 2014 for more information on the equity attribution framework.    7 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the "Capital management" section of this report for more information.    8 Based on phase-in Basel III risk-weighted assets.    9 In accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information.    10 Refer to the "Risk management and control" section of this report for more information on impairment ratios.

Results: 3Q15 vs 2Q15

Operating income

Total operating income decreased 11% to CHF 2,088 million from CHF 2,355 million in the prior quarter. Investor Client Services revenues were CHF 149 million lower, primarily reflecting lower client activity levels in our Equities business, partly offset by improved performance in Foreign Exchange, Rates and Credit. Corporate Client Solutions revenues were CHF 112 million lower, mainly reflecting reduced capital market activity levels. Adjusted for a gain of CHF 11 million in the prior quarter, operating income decreased to CHF 2,088 million from CHF 2,344 million. In US dollar terms, adjusted operating income decreased 14%.

Operating expenses

Total operating expenses decreased 12% to CHF 1,592 million from CHF 1,804 million. Adjusted for restructuring charges of CHF 118 million in the third quarter, as well as restructuring charges of CHF 66 million and an impairment loss of CHF 11 million on an intangible asset in the prior quarter, operating expenses decreased to CHF 1,474 million from CHF 1,727 million, mainly due to lower performance-related variable compensation expenses.

On both a reported and an adjusted basis, personnel expenses decreased to CHF 699 million from CHF 940 million, mainly due to a decrease in performance-related variable compensation expenses.

General and administrative expenses increased to CHF 172 million from CHF 162 million. Excluding restructuring charges of CHF 1 million in both quarters, adjusted general and administrative expenses increased to CHF 171 million from CHF 161 million, mainly as the prior quarter included a net release of CHF 12 million of provisions for litigation, regulatory and similar matters.

Net charges for services from other business divisions and Corporate Center increased to CHF 711 million from CHF 685 million. Adjusted for restructuring charges of CHF 116 million compared with CHF 65 million, net charges decreased to CHF 595 million from CHF 620 million, mainly due to lower charges from Group Technology, partly offset by higher charges from Corporate Center – Group Asset and Liability Management (Group ALM).

Investment Bank

Cost / income ratio

The cost / income ratio was 75.8% compared with 76.3%. On an adjusted basis, the cost / income ratio was 70.2% compared with 73.4% and was within our target range of 70% to 80%.

Risk-weighted assets

Fully applied risk-weighted assets (RWA) increased by CHF 5 billion to CHF 68 billion as of 30 September 2015 and remained below our limit of CHF 70 billion. The increase was due to CHF 4 billion higher market risk RWA and CHF 1 billion higher credit risk RWA.

→   Refer to the “Capital management” section of this report for more information

Funded assets

Funded assets decreased by CHF 3 billion to CHF 173 billion as of 30 September 2015 and remained below our limit of CHF 200 billion. The decrease during the quarter was mainly due to lower assets in our Equities business.

→   Refer to the “Balance sheet” section of this report for more information

Return on attributed equity

Annualized return on attributed equity (RoAE) for the first nine months of 2015 was 33.1% and 37.7% on an adjusted basis, above our annual target of over 15%. Annualized RoAE for the third quarter was 27.2%, and 33.6% on an adjusted basis.

→   Refer to the discussion of “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information

Operating income by business unit: 3Q15 vs 2Q15

Corporate Client Solutions

Corporate Client Solutions revenues decreased 14% to CHF 710 million from CHF 822 million, due to lower revenues in Equity Capital Markets and lower Advisory revenues, partly offset by higher Debt Capital Markets revenues. In US dollar terms, revenues decreased 17%.

Advisory revenues decreased to CHF 126 million from CHF 184 million, primarily resulting from decreased participation in merger and acquisition transactions and lower revenues from private transactions.

Equity Capital Markets revenues decreased to CHF 206 million from CHF 337 million, due to lower revenues from public offerings, as the fee pool decreased 53%, as well as lower revenues from private transactions.

Debt Capital Markets revenues increased to CHF 254 million from CHF 180 million, due to higher leveraged finance revenues from increased participation in transactions, partly offset by lower investment grade revenues, as the fee pool declined 13%.

Financing Solutions revenues were flat at CHF 106 million.

Risk Management revenues increased slightly to CHF 17 million compared with CHF 15 million.

Investor Client Services

Investor Client Services revenues decreased 10% to CHF 1,391 million from CHF 1,540 million reflecting lower client activity levels in our Equities business. Adjusted for a gain of CHF 11 million in the prior quarter, adjusted revenues decreased to CHF 1,391 million from CHF 1,529 million. In US dollar terms, adjusted revenues decreased 12%.

Equities

Equities revenues decreased to CHF 944 million from CHF 1,128 million due to lower revenues in Financing Services and Derivatives, partly offset by higher Cash revenues.

Cash revenues increased to CHF 362 million from CHF 345 million, mainly due to improved client trading revenues.

Derivatives revenues decreased to CHF 247 million from CHF 332 million, reflecting lower client activity and weaker trading revenues.

Financing Services revenues decreased to CHF 351 million from CHF 463 million, mainly due to a decline in Equity Finance revenues, driven by lower client activity in the quarter.

Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues increased to CHF 446 million from CHF 413 million. Excluding the aforementioned gain of CHF 11 million on a financial investment available-for-sale in the prior quarter, adjusted revenues increased to CHF 446 million from CHF 402 million.

Foreign Exchange revenues increased, reflecting higher client activity levels, as volatility increased following the actions of the People’s Bank of China in August 2015.

In Rates and Credit, adjusted revenues increased, as activity levels increased in the flow businesses.

Personnel: 3Q15 vs 2Q15

The Investment Bank employed 5,301 personnel as of 30 September 2015, an increase of 109 compared with 5,192 as of 30 June 2015, mainly reflecting the annual graduate intake.

Results: 9M15 vs 9M14

Profit before tax was CHF 1,813 million compared with an operating loss of CHF 301 million, mainly as the first nine months of 2014 included net charges of CHF 1,698 million for provisions for litigation, regulatory and similar matters. On an adjusted basis, excluding restructuring charges of CHF 253 million, an impairment loss on an intangible asset of CHF 11 million and a gain of CHF 11 million on a financial investment available-for-sale in the first nine months of 2015, compared with restructuring charges of CHF 201 million, a credit of CHF 19 million related to changes to a retiree benefit plan in the US, and an impairment loss and a gain on financial investments available-for-sale in the first nine months of 2014, adjusted profit before tax increased to CHF 2,066 million from a loss of CHF 114 million.

Revenues in Corporate Client Solutions decreased 7% to CHF 2,311 million from CHF 2,484 million. Debt Capital Markets revenues decreased by CHF 313 million, reflecting lower leveraged finance revenues as market activity levels declined significantly, particularly in the first quarter of 2015. This was partly offset by CHF 107 million higher Equity Capital Markets revenues, reflecting increased revenues from private transactions, as well as CHF 66 million higher Risk Management revenues. In US dollar terms, revenues decreased 12%.

Investor Client Services revenues increased 23% to CHF 4,808 million from CHF 3,911 million. On an adjusted basis, excluding the aforementioned gains on a financial investment available-for-sale, revenues increased 22% to CHF 4,797 million from CHF 3,916 million. Equities revenues increased to CHF 3,228 million from CHF 2,751 million. Cash revenues increased to CHF 1,090 million from CHF 1,017 million, mainly due to higher commission income, reflecting higher client activity levels. Derivatives revenues increased to CHF 951 million from CHF 809 million, mainly as a result of higher client activity and volatility levels. Financing Services revenues increased to CHF 1,222 million from CHF 979 million, due to higher Equity Finance revenues across all regions, most notably in Asia Pacific. Foreign Exchange, Rates and Credit revenues increased to CHF 1,580 million from CHF 1,160 million, mainly due to higher revenues in our foreign exchange and rates businesses, reflecting elevated client activity and higher volatility during the first nine months of 2015. In US dollar terms, adjusted Investor Client Services revenues increased 16%.

Total operating expenses decreased to CHF 5,288 million from CHF 6,690 million. Excluding restructuring charges of CHF 253 million and an impairment loss on an intangible asset of CHF 11 million in the first nine months of 2015, as well as restructuring charges of CHF 201 million in the first nine months of 2014, adjusted operating expenses were CHF 5,024 million compared with CHF 6,508 million, mainly reflecting net charges for provisions for litigation, regulatory and similar matters of CHF 1,698 million in the first nine months of 2014. Personnel expenses increased to CHF 2,647 million from CHF 2,475 million. Excluding restructuring charges of CHF 2 million compared with CHF 69 million, adjusted personnel expenses increased to CHF 2,645 million from CHF 2,425 million, mainly due to higher performance-related variable compensation expenses. General and administrative expenses decreased to CHF 523 million from CHF 2,209 million. Excluding restructuring charges of CHF 5 million compared with CHF 28 million, adjusted general and administrative expenses decreased to CHF 518 million from CHF 2,181 million, mainly due to the aforementioned net charges for provisions for litigation, regulatory and similar matters in the first nine months of 2014. Net charges for services from other business divisions and Corporate Center increased to CHF 2,077 million from CHF 1,970 million. On an adjusted basis, excluding restructuring charges of CHF 246 million compared with CHF 99 million, net charges decreased to CHF 1,831 million from CHF 1,871 million.

Corporate Center

Corporate Center

Corporate Center¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Total operating income	(280)	131	(302)		(7)	498	(361)
Personnel expenses	991	1,011	931	(2)	6	2,989	2,908
General and administrative expenses	1,699	1,081	1,211	57	40	3,965	3,219
Services (to) / from business divisions	(2,004)	(1,895)	(1,859)	6	8	(5,781)	(5,489)
Depreciation and impairment of property, equipment and software	216	196	191	10	13	619	556
Amortization and impairment of intangible assets	5	5	1	0	400	16	4
Total operating expenses²	906	399	475	127	91	1,809	1,198
Operating profit / (loss) before tax	(1,186)	(267)	(777)	344	53	(1,311)	(1,559)

Additional information
Average attributed equity (CHF billion)³	26.4	25.9	20.2	2	31	26.1	20.7
Total assets (CHF billion)⁴	366.0	351.0	429.5	4	(15)	366.0	429.5
Risk-weighted assets (fully applied, CHF billion)⁵	61.7	61.1	71.7	1	(14)	61.7	71.7
Risk-weighted assets (phase-in, CHF billion)⁵	66.1	63.4	72.8	4	(9)	66.1	72.8
Leverage ratio denominator (phase-in, CHF billion)⁶	295.1	296.1	338.4	0	(13)	295.1	338.4
Personnel (full-time equivalents)	23,618	23,443	23,614	1	0	23,618	23,614

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2 Refer to “Note 18 Changes in organization and disposals” in the “UBS Group financial statements” section of this report for information on restructuring charges.    3 Refer to the "Capital management" section of our Annual Report 2014 for more information on the equity attribution framework.    4 Based on third-party view, i.e., without intercompany balances.    5 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the ”Capital management” section of this report for more information.    6 In accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information.

Corporate Center – Services

Corporate Center – Services recorded a loss before tax of CHF 257 million in the third quarter of 2015 compared with a loss before tax of CHF 253 million in the prior quarter. The third quarter included total operating expenses remaining in Corporate Center – Services after allocations of CHF 219 million.

Corporate Center – Services¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Total operating income	(38)	(41)	9	(7)		295	23
Personnel expenses	955	965	895	(1)	7	2,870	2,793
General and administrative expenses	1,122	1,027	1,080	9	4	3,288	2,899
Depreciation and impairment of property, equipment and software	216	196	191	10	13	619	556
Amortization and impairment of intangible assets	5	5	2	0	150	16	4
Total operating expenses before allocations to business divisions and other CC units	2,298	2,194	2,168	5	6	6,793	6,252
Services (to) / from business divisions and other CC units	(2,079)	(1,982)	(1,972)	5	5	(6,025)	(5,826)
of which: services to Wealth Management	(555)	(519)	(530)	7	5	(1,582)	(1,538)
of which: services to Wealth Management Americas	(299)	(293)	(277)	2	8	(882)	(805)
of which: services to Retail & Corporate	(298)	(292)	(289)	2	3	(882)	(871)
of which: services to Asset Management	(143)	(118)	(117)	21	22	(384)	(348)
of which: services to Investment Bank	(680)	(669)	(647)	2	5	(2,016)	(1,930)
of which: services to CC – Group ALM	(38)	(19)	(21)	100	81	(71)	(61)
of which: services to CC – Non-core and Legacy Portfolio	(74)	(79)	(106)	(6)	(30)	(233)	(299)
Total operating expenses²	219	212	196	3	12	768	425
Operating profit / (loss) before tax	(257)	(253)	(187)	2	37	(474)	(402)

Additional information
Average attributed equity (CHF billion)³	20.4	19.7	12.4	4	65	19.8	12.2
Total assets (CHF billion)⁴	21.1	19.3	18.9	9	12	21.1	18.9
Risk-weighted assets (fully applied, CHF billion)⁵	22.3	20.3	22.5	10	(1)	22.3	22.5
Risk-weighted assets (phase-in, CHF billion)⁵	26.8	22.6	23.6	19	14	26.8	23.6
Leverage ratio denominator (phase-in, CHF billion)⁶	9.4	9.5	5.2	(1)	81	9.4	5.2
Personnel (full-time equivalents)	23,412	23,221	23,345	1	0	23,412	23,345

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.    2 Refer to “Note 18 Changes in organization and disposals” in the “UBS Group financial statements” section of this report for information on restructuring charges.    3 Beginning in the third quarter of 2015, Group items are shown within Corporate Center – Services. Prior periods have been restated. Refer to the "Capital management" section of our Annual Report 2014 for more information on the equity attribution framework.    4 Based on third-party view, i.e., without intercompany balances.    5 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the ”Capital management” section of this report for more information.    6 In accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information.

Corporate Center

Results: 3Q15 vs 2Q15

Operating income

Operating income was negative CHF 38 million in the third quarter of 2015 compared with negative CHF 41 million, and mainly related to funding costs.

Operating expenses

Operating expenses before allocations to business divisions and other Corporate Center units

On a gross basis before allocations to the business divisions and other Corporate Center units, total operating expenses increased by CHF 104 million to CHF 2,298 million. Excluding restructuring charges of CHF 283 million compared with CHF 154 million and a credit of CHF 2 million related to a change to retiree benefit plans in the US in the third quarter, adjusted operating expenses before allocations decreased by CHF 23 million to CHF 2,017 million.

Personnel expenses decreased by CHF 10 million to CHF 955 million. On an adjusted basis, excluding net restructuring charges of CHF 116 million compared with CHF 85 million as well as the aforementioned credit of CHF 2 million, personnel expenses decreased by CHF 39 million, mainly due to a release of accruals for untaken vacation in the third quarter compared with an expense in the prior quarter. General and administrative expenses increased by CHF 95 million to CHF 1,122 million. Excluding net restructuring charges of CHF 167 million compared with CHF 69 million, adjusted general and administrative expenses decreased by CHF 3 million, mainly resulting from lower occupancy costs, partly offset by costs related to our new brand campaign and our education initiative. Depreciation and impairment of property, equipment and software increased to CHF 216 million from CHF 196 million, mainly reflecting an increase in the depreciation of internally generated capitalized software.

Services to / from business divisions and other Corporate Center units

Net charges for services to business divisions and other Corporate Center units were CHF 2,079 million compared with CHF 1,982 million, largely related to increased restructuring charges.

Operating expenses after services to / from business divisions and other Corporate Center units

Operating expenses remaining in Corporate Center – Services after allocations relate mainly to Group governance functions and other corporate activities, certain strategic and regulatory projects and certain retained restructuring charges.

Total operating expenses remaining in Corporate Center – Services after allocations increased to CHF 219 million from CHF 212 million.

Risk-weighted assets

Fully applied risk-weighted assets (RWA) increased by CHF 2 billion to CHF 22 billion as of 30 September 2015.

→   Refer to the “Capital management” section of this report for more information

Personnel: 3Q15 vs 2Q15

As of 30 September 2015, Corporate Center – Services employed 23,412 personnel compared with 23,221 as of 30 June 2015. This increase of 191 personnel mainly related to the intake of apprentices and graduates, as well as increases in risk control and in our nearshoring and offshoring locations.

Results: 9M15 vs 9M14

In the first nine months of 2015, Corporate Center – Services recorded a loss before tax of CHF 474 million compared with a loss before tax of CHF 402 million in the first nine months of 2014.

Total operating income was CHF 295 million compared with CHF 23 million, mainly reflecting gains on sale of real estate of CHF 378 million in the first nine months of 2015 compared with CHF 24 million in the same period last year. The first nine months of 2014 included a credit of CHF 58 million related to the release of a provision for litigation, regulatory and similar matters, which was recorded as other income.

On a gross basis before allocations, total operating expenses increased by CHF 541 million to CHF 6,793 million. Restructuring charges were CHF 729 million compared with CHF 304 million and the first nine months of 2015 included a credit of CHF 2 million related to a change to retiree benefit plans in the US compared with CHF 15 million in the first nine months of 2014. Excluding these items, adjusted operating expenses before allocations increased by CHF 103 million to CHF 6,066 million, mainly reflecting net charges for provisions for litigation, regulatory and similar matters of CHF 14 million compared with a net release of CHF 142 million. Moreover, the first nine months of 2015 included higher depreciation charges for internally generated capitalized software, partly offset by lower occupancy costs.

Corporate Center – Group Asset and Liability Management

Corporate Center – Group Asset and Liability Management recorded a loss before tax of CHF 111 million in the third quarter of 2015 compared with a profit before tax of CHF 132 million in the prior quarter.

Corporate Center – Group ALM¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Gross income excluding own credit	59	70	298	(16)	(80)	504	670
Allocations to business divisions and other CC units	(207)	(191)	(341)	8	(39)	(687)	(790)
of which: Wealth Management	(117)	(105)	(141)	11	(17)	(353)	(343)
of which: Wealth Management Americas	(25)	(29)	(35)	(14)	(29)	(77)	(88)
of which: Retail & Corporate	(100)	(88)	(134)	14	(25)	(310)	(331)
of which: Asset Management	(4)	(4)	(8)	0	(50)	(13)	(20)
of which: Investment Bank	55	52	14	6	293	141	81
of which: CC – Services	(37)	(31)	(58)	19	(36)	(123)	(163)
of which: CC – Non-core and Legacy Portfolio	21	15	21	40	0	48	74
Own credit²	32	259	61	(88)	(48)	518	221
Total operating income	(116)	138	19			335	101
Personnel expenses	8	7	7	14	14	23	18
General and administrative expenses	4	4	4	0	0	12	13
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Services (to) / from business divisions and other CC units	(17)	(5)	(12)	240	42	(37)	(37)
of which: Wealth Management	(13)	(6)	(4)	117	225	(27)	(13)
of which: Wealth Management Americas	(2)	(1)	(1)	100	100	(5)	(4)
of which: Retail & Corporate	(7)	(3)	(2)	133	250	(14)	(6)
of which: Asset Management	0	0	(1)		(100)	0	(2)
of which: Investment Bank	(22)	(9)	(14)	144	57	(42)	(41)
of which: CC – Services	38	19	21	100	81	71	61
of which: CC – Non-core and Legacy Portfolio	(10)	(5)	(10)	100	0	(21)	(30)
Total operating expenses³	(5)	7	(1)		400	(2)	(6)
Operating profit / (loss) before tax	(111)	132	20			338	108

Additional information
Average attributed equity (CHF billion)⁴	3.2	3.3	3.2	(3)	0	3.3	3.2
Total assets (CHF billion)⁵	236.9	218.3	236.0	9	0	236.9	236.0
Risk-weighted assets (fully applied, CHF billion)⁶	7.3	9.2	7.1	(21)	3	7.3	7.1
Risk-weighted assets (phase-in, CHF billion)⁶	7.3	9.2	7.1	(21)	3	7.3	7.1
Leverage ratio denominator (phase-in, CHF billion)⁷	227.0	216.2	227.6	5	0	227.0	227.6
Personnel (full-time equivalents)	125	122	120	2	4	125	120

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.    2 Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held on 30 September 2015 amounts to CHF 0.2 billion. This gain has reduced the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to "Note 10 Fair value measurement" in the "UBS Group financial statements" section of this report for more information.    3 Refer to “Note 18 Changes in organization and disposals” in the “UBS Group financial statements” section of this report for information on restructuring charges.    4 Refer to the "Capital management" section of our Annual Report 2014 for more information on the equity attribution framework.    5 Based on third-party view, i.e., without intercompany balances.    6 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the ”Capital management” section of this report for more information.    7 In accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information.

Corporate Center

Group ALM manages the structural risks of our balance sheet including pricing and managing the Group’s structural interest rate and currency risk, funding and liquidity risk, currency basis and interest rate basis risk and collateral risk. Group ALM also seeks to optimize the Group’s financial performance by better matching assets and liabilities within the context of the Group’s liquidity, funding and capital targets. Group ALM serves all business divisions and other Corporate Center units, and its risk management is fully integrated into the Group’s risk governance framework.

The results of certain hedging activities, including any non-economic volatility caused by the accounting treatment, are retained by Group ALM and are explained separately below.

Revenues generated by the Group ALM’s banking book interest rate risk management activities are fully allocated to the originating business divisions. Funding and liquidity costs are allocated to the business divisions and other Corporate Center units based on their consumption, which is driven by various internal funding and liquidity models. Funding and liquidity costs not arising as a result of consumption are retained by Group ALM. These are mainly the result of funding and liquidity buffers which are maintained at levels above the minimum regulatory requirements and central funding costs related to our long-term debt portfolio.

Results: 3Q15 vs 2Q15

Operating income

Gross income excluding own credit

Gross income excluding own credit was CHF 59 million in the third quarter, which included income resulting from centralized balance sheet risk management, partly offset by central funding costs and losses from hedging activities. Gross income in the second quarter was CHF 70 million.

Gross revenues from balance sheet risk management activities were CHF 406 million compared with CHF 400 million, mainly as revenues from the banking book interest rate risk management performed on behalf of Wealth Management and Retail & Corporate increased by CHF 24 million to CHF 186 million. Moreover, revenues related to high-quality liquid assets increased by CHF 17 million to CHF 84 million. These increases were partly offset by fees paid related to the issuances of additional tier 1 capital (AT1) and senior unsecured debt in the third quarter.

Hedging activities resulted in a gross loss of CHF 146 million in the third quarter compared with a loss of CHF 36 million in the second quarter. The third quarter included a loss of CHF 201 million on interest rate derivatives held to hedge high-quality liquid assets, driven by a decline in US dollar interest rates, compared with a gain of CHF 31 million in the prior quarter. The respective high-quality liquid assets are held as financial investments available-for-sale with unrealized fair value changes recorded in other comprehensive income within equity. In addition, the third quarter included a foreign currency translation loss of CHF 27 million related to the disposal of a subsidiary. These losses were partly offset by gains of CHF 29 million on cross-currency basis swaps held as economic hedges and CHF 8 million related to our cash flow hedges, compared with losses of CHF 16 million and CHF 57 million, respectively.

Group ALM incurred gross funding costs of CHF 201 million in the third quarter compared with CHF 294 million in the prior quarter. The third quarter included a fair value gain of CHF 60 million on certain internal funding transactions compared with a loss of CHF 56 million in the previous quarter, partly offset by increased gross funding and liquidity costs of CHF 262 million compared with CHF 239 million.

Allocations to business divisions and other Corporate Center units

Allocations to the business divisions and other Corporate Center units mainly consist of income generated from interest-rate risk management activities and the investment of the Group’s equity, offset by charges for liquidity and funding, various collateral management activities and costs of issuance of capital instruments.

Group ALM allocated revenues of CHF 207 million compared with CHF 191 million in the prior quarter, with the increase mainly due to higher income generated from interest rate risk management activities, partly offset by the aforementioned fees paid related to the issuance of AT1 capital and senior unsecured debt in the third quarter.

Operating income after allocations

Group ALM retains central funding costs, certain income from hedging activities, as well as own credit on financial liabilities designated at fair value.

Net operating income remaining in Group ALM was negative CHF 116 million compared with positive CHF 138 million, mainly reflecting a reduction in the own credit gain to CHF 32 million, primarily related to our credit spreads, from CHF 259 million, as well as the aforementioned increase in losses from hedging activities. In addition, funding and liquidity costs retained by Group ALM increased by CHF 13 million to CHF 193 million. These decreases in operating income after allocations were partly offset by the aforementioned fair value gain of CHF 60 million on certain internal funding transactions compared with a loss of CHF 56 million.

→   Refer to “Note 10 Fair value measurement” in the “UBS Group financial statements” section of this report for more information on own credit

Operating expenses

Total operating expenses net of allocations were negative CHF 5 million compared with positive CHF 7 million in the prior quarter, as costs allocated to the business divisions and other Corporate Center units were higher than the actual costs incurred by Group ALM.

Risk-weighted assets

Fully applied risk-weighted assets (RWA) decreased by CHF 2 billion to CHF 7 billion as of 30 September 2015.

→   Refer to the “Capital management” section of this report for more information

Balance sheet assets

Balance sheet assets increased by CHF 19 billion to CHF 237 billion, mainly reflecting an increase in collateral trading assets as well as cash and balances with central banks.

→   Refer to the “Balance sheet” section of this report for more information

Leverage ratio denominator

The Swiss SRB leverage ratio denominator increased to CHF 227 billion as of 30 September 2015 from CHF 216 billion as of 30 June 2015, mainly reflecting an increase in collateral trading assets as well as cash and balances with central banks.

→   Refer to the “Capital management” section of this report for more information

Results: 9M15 vs 9M14

Group ALM recorded a profit of CHF 338 million in the first nine months of 2015 compared with a profit of CHF 108 million in the same period last year. Gross income excluding own credit was CHF 504 million compared with CHF 670 million.

Gross revenues from balance sheet risk management activities increased by CHF 19 million to CHF 1,267 million. Revenues related to high-quality liquid assets increased by CHF 130 million and revenues from the banking book interest rate risk management performed on behalf of Wealth Management and Retail & Corporate increased by CHF 30 million. These increases were partly offset by CHF 150 million higher interest expenses due to the issuance of AT1 instruments.

Group ALM recorded revenues from hedging activities of negative CHF 15 million compared with positive CHF 124 million, largely related to losses of CHF 239 million on interest rate derivatives held to hedge high-quality liquid assets compared with a loss of CHF 64 million. Moreover, the first nine months of 2015 included a foreign currency translation loss of CHF 27 million related to the disposal of a subsidiary. These losses were partly offset by gains of CHF 110 million related to our cash flow hedges compared with gains of CHF 51 million in the first nine months of 2014.

Gross funding costs were CHF 747 million compared with CHF 702 million. The increase was driven by a fair value loss of CHF 26 million on certain internal funding transactions compared with a gain of CHF 46 million in the same period last year. This increase was partly offset by a decrease in gross funding and liquidity costs to CHF 721 million from CHF 749 million due to favorable currency effects and matured long-term debt, partially offset by new debt issuances.

Revenue allocations to business divisions and other Corporate Center units decreased by CHF 103 million, mainly due to issuance fees related to AT1 instruments and lower income from the investment of the Group’s equity.

Net operating income remaining in Group ALM after allocations to the business divisions and other Corporate Center units was CHF 335 million compared with CHF 101 million and included an own credit gain of CHF 518 million on financial liabilities designated at fair value compared with a gain of CHF 221 million.

Corporate Center

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 818 million in the third quarter of 2015, largely driven by net charges of CHF 534 million for provisions for litigation, regulatory and similar matters. In the second quarter, we recorded a loss before tax of CHF 145 million. The Swiss SRB leverage ratio denominator was reduced by CHF 12 billion to CHF 59 billion.

Corporate Center – Non-core and Legacy Portfolio¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Income	(114)	35	(332)		(66)	(122)	(486)
Credit loss (expense) / recovery²	(12)	0	2			(10)	0
Total operating income	(126)	35	(330)		(62)	(132)	(485)
Personnel expenses	28	38	28	(26)	0	97	97
General and administrative expenses	573	50	127		351	665	307
Services (to) / from business divisions and other CC units	91	92	126	(1)	(28)	281	374
of which: services from CC – Services	74	79	106	(6)	(30)	233	299
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	(1)		(100)	0	0
Total operating expenses³	692	180	280	284	147	1,042	779
Operating profit / (loss) before tax	(818)	(145)	(610)	464	34	(1,175)	(1,264)

Additional information
Average attributed equity (CHF billion)⁴	2.8	2.9	4.6	(3)	(39)	3.0	5.2
Total assets (CHF billion)⁵	108.0	113.4	174.6	(5)	(38)	108.0	174.6
Risk-weighted assets (fully applied, CHF billion)⁶	32.1	31.6	42.1	2	(24)	32.1	42.1
Risk-weighted assets (phase-in, CHF billion)⁶	32.1	31.6	42.1	2	(24)	32.1	42.1
Leverage ratio denominator (phase-in, CHF billion)⁷	58.8	70.4	105.5	(16)	(44)	58.8	105.5
Personnel (full-time equivalents)	82	101	150	(19)	(45)	82	150

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.    2 Includes credit loss (expense) / recovery on reclassified and acquired securities.    3 Refer to “Note 18 Changes in organization and disposals” in the “UBS Group financial statements” section of this report for information on restructuring charges.    4 Refer to the "Capital management" section of our Annual Report 2014 for more information on the equity attribution framework.    5 Based on third-party view, i.e., without intercompany balances.    6 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the ”Capital management” section of this report for more information.    7 In accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information.

Results: 3Q15 vs 2Q15

Operating income

Income was negative CHF 114 million compared with positive CHF 35 million, mainly due to valuation losses of CHF 20 million on financial assets designated at fair value as well as higher losses, primarily in Rates, from novation and unwind activity in addition to re-hedging costs in the third quarter. Moreover, the second quarter included a gain of CHF 57 million related to the settlement of two litigation claims.

The third quarter included a credit loss expense of CHF 12 million, which was fully offset by a corresponding gain recognized as income as part of an ongoing liquidation event.

Operating expenses

Total operating expenses increased to CHF 692 million from CHF 180 million, predominantly as net charges for provisions for litigation, regulatory and similar matters increased by CHF 511 million to CHF 534 million.

Risk-weighted assets

Risk-weighted assets (RWA) remained stable at CHF 32 billion. A reduction in RWA of CHF 2 billion from unwind activity was offset by the effect of market volatility on market risk RWA and increased operational risk RWA.

→   Refer to the “Capital management” section of this report for more information

Balance sheet assets

Balance sheet assets decreased to CHF 108 billion as of 30 September 2015 from CHF 113 billion as of 30 June 2015. Positive replacement values (PRV) decreased by CHF 3 billion, mainly in our over-the-counter (OTC) Rates derivative exposures, where the reduction was driven by our ongoing reduction activity including negotiated bilateral settlements (unwinds), third-party novations, including transfers to central clearing houses (trade migrations) and agreements to net down trades with other dealer counterparties (trade compressions), which more than offset increases from interest rate movements. Within our credit portfolio, PRV remained unchanged at less than CHF 2 billion.

Collateral delivered against OTC derivatives decreased by CHF 2 billion.

Funded assets remained unchanged over the quarter at CHF 8 billion.

Funded assets and PRV classified as Level 3 in the fair value hierarchy totaled CHF 3 billion as of 30 September 2015.

Leverage ratio denominator

The Swiss SRB leverage ratio denominator decreased to CHF 59 billion in the third quarter from CHF 70 billion in the second quarter, mainly due to significant balance sheet reductions in Rates at the end of the second quarter which positively affected the third quarter average Swiss SRB leverage ratio denominator.

→   Refer to the “Capital management” section of this report for more information

Personnel: 3Q15 vs 2Q15

As of 30 September 2015, a total of 82 front office personnel were employed within Corporate Center – Non-core and Legacy Portfolio compared with 101 as of 30 June 2015.

Results: 9M15 vs 9M14

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 1,175 million in the first nine months of 2015 compared with a loss of CHF 1,264 million in the first nine months of 2014. Operating income was negative CHF 132 million compared with negative CHF 485 million, mainly as the first nine months of 2014 included a net loss of CHF 252 million from the implementation of funding valuation adjustments on derivatives and a CHF 97 million loss resulting from the exit from the majority of the correlation trading portfolio. Operating expenses increased by CHF 263 million to CHF 1,042 million, mainly as net charges for provisions for litigation, regulatory and similar matters increased by CHF 452 million. This increase was partly offset by CHF 93 million lower net charges for services from business divisions and other Corporate Center units. Moreover, the first nine months of 2014 included an impairment charge of CHF 78 million related to certain disputed receivables.

Corporate Center

Composition of Non-core and Legacy Portfolio

An overview of the composition of Non-core and Legacy Portfolio is presented in the table below.

The groupings of positions by category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the tables necessarily represent the risk measures used to manage and control these positions. The funded assets and PRV measures presented are intended to provide additional transparency regarding progress in the execution of our strategy to exit these positions.

CHF billion

Exposure category	Description	RWA¹		Funded assets²		PRV³		LRD⁴
		30.9.15	30.6.15	30.9.15	30.6.15	30.9.15	30.6.15	30.9.15	30.6.15
Rates (linear)	Consists of linear OTC products (primarily vanilla interest rate, inflation, basis and cross-currency swaps for all major currencies and some emerging markets) and non-linear OTC products (vanilla and structured options). Almost 95% of gross PRV is collateralized. Uncollateralized exposures are well diversified across counterparties, of which the majority are rated investment grade. More than 50% of gross PRV is due to mature by end-2021.	4.3	4.2	0.5	0.2	55.5	59.2	32.2	38.6
Rates (non-linear)		1.0	0.9	0.2	0.2	22.9	22.6	7.2	9.5
Credit	Consists primarily of a residual structured credit book that is largely hedged against market risk. The remaining counterparty risk is fully collateralized and diversified across multiple names. The residual structured credit book is expected to materially run off by end-2018. Also includes corporate lending and residual distressed credit positions, with a similar expected run-off profile.	0.6	0.7	0.4	0.6	1.5	1.9	5.8	7.7
Securitizations	Consists primarily of a portfolio of CDS positions referencing ABS assets with related cash and synthetic hedges to mitigate the impact of directional movements. The majority of the positions are expected to run off by end-2018.	2.2	2.8	1.2	1.3	0.5	0.6	2.2	2.5
Auction preferred stock (APS) and auction rate securities (ARS)	Portfolio of long-dated APS and municipal ARS. All APS were rated A or above and all ARS exposures were rated Ba1 or above as of 30 September 2015.	0.9	0.8	2.8	2.7	–	–	2.8	2.7
Muni swaps and options	Swaps and options with US state and local governments. Over 95% of the PRV is with counterparties that were rated investment grade as of 30 September 2015.	0.6	0.5	–	–	3.5	3.3	2.9	2.9
Other	Exposures to CVA and related hedging activity, as well as a diverse portfolio of smaller positions.	2.0	1.6	2.5	2.7	4.3	3.8	5.7	6.3
Operational risk	Operational risk RWA allocated to Non-core and Legacy Portfolio.	20.4	20.0	–	–	–	–	–	–
Total		32.1	31.6	7.7	7.8	88.2	91.4	58.8	70.4

1 Fully applied and phase-in Basel III RWA.    2  Funded assets are defined as total balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives (CHF 12.1 billion as of 30 September 2015 and CHF 14.2 billion as of 30 June 2015).    3  Positive replacement values (gross exposure excluding the impact of any counterparty netting).    4  Swiss SRB leverage ratio denominator.

Risk and treasury management

Management report

65	Risk and treasury management key developments

67	Risk management and control
67	Overview of risks arising from our business activities
69	Credit risk
76	Market risk
81	Country risk
84	Operational risk

85	Balance sheet
85	Assets
86	Liabilities
87	Equity
87	Intra-quarter balances

88	Liquidity and funding management
88	Strategy and objectives
88	Liquidity
90	Funding

92	Capital management
92	Regulatory framework
93	Capital requirements
95	Swiss SRB Basel III capital information (UBS Group)
96	Capital ratios
96	Eligible capital
99	Sensitivity to currency movements
100	Differences between Swiss SRB and BIS Basel III capital
101	Swiss SRB Basel III capital information (UBS AG consolidated)
102	Differences between UBS Group AG (consolidated) and UBS AG (consolidated)
104	Risk-weighted assets (UBS Group)
104	Credit risk
104	Non-counterparty-related risk
105	Market risk
105	Operational risk
109	Leverage ratio framework
110	Leverage ratio information (UBS Group)
110	Swiss SRB leverage ratio
113	BIS Basel III leverage ratio
113	Supplemental leverage ratio
114	Leverage ratio information (UBS AG consolidated)
115	Equity attribution and return on attributed equity

117	UBS shares
117	UBS Group AG shares
117	UBS AG shares

Risk and treasury management key developments

Risk and treasury management
key developments

Risk management and control

Our credit exposures for the Group were broadly unchanged in the third quarter of 2015 and net credit loss expenses remained low at CHF 28 million. We continue to manage market risk at low levels, although we saw increased volatility in VaR during the quarter as a result of the global market sell-off triggered by concerns regarding China. The global market sell-off also led to a higher level of margin calls within our security-backed lending businesses, although margin calls were largely resolved within the normal process and did not result in any material losses during the quarter.

Our direct exposure to peripheral European countries remains limited, but we nevertheless continue to closely monitor progress in the eurozone, particularly with regard to the more highly indebted European countries, to assess the broader implications of potential negative developments on our risk exposure.

Notwithstanding the continued low levels of credit loss expense in our Retail & Corporate business, we are closely monitoring developments in the Swiss economy where we remain mindful that the continued strength of the Swiss franc could have a negative effect on the economy and exporters in particular, which could impact some of the counterparties within our domestic lending portfolio.

We are also closely following developments in China. Although we have no significant concerns regarding our exposure profile to China, market volatility persisted throughout the third quarter and concerns regarding a more general slowdown in the Chinese economy are growing. Along with weaker commodity and energy prices and the risk of a stronger US dollar, this poses increasing economic challenges for emerging markets more broadly, and raises the prospect of a renewed global recession.

Our combined stress testing framework is applied to a suite of macroeconomic and geopolitical stress scenarios, including Eurozone Crisis and China Hard Landing scenarios. As a result of the recent market developments, we are implementing a new Global Recession scenario, which combines elements of the Eurozone Crisis and China Hard Landing scenarios. This Global Recession scenario will replace the Eurozone Crisis scenario in our suite of combined stress testing scenarios, and will be adopted as the binding scenario in the fourth quarter of 2015, ensuring the potential effects are captured in the calculation of our post-stress fully applied common equity tier 1 (CET1) capital ratio. Our objective to maintain a post-stress fully applied CET1 capital ratio of at least 10%, as well as maintaining our fully applied CET1 capital ratio target of at least 13%, are conditions to return at least 50% of net profit attributable to our shareholders. We anticipate that stress losses forecast under the Global Recession scenario could be slightly higher than those calculated under the Eurozone Crisis scenario, although based on levels of risk exposure in the third quarter of 2015, our post-stress fully applied CET1 capital ratio exceeded the 10% objective under the Global Recession scenario, as it did as of 30 September 2015 under the Eurozone Crisis scenario.

We continued to enhance our operational risk framework, with key areas of focus during the quarter being the management of cyber threats, conduct risk management and enhancing our monitoring and surveillance capabilities.

Balance sheet

As of 30 September 2015, our balance sheet assets stood at CHF 980 billion, an increase of CHF 30 billion from 30 June 2015, mainly due to an increase in positive replacement values combined with currency effects resulting from the weakening of the Swiss franc against most major currencies. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter derivatives, increased by CHF 18 billion to CHF 770 billion. Excluding currency effects, funded assets were broadly unchanged as increases in collateral trading assets and cash balances with central banks were largely offset by reductions in financial investments available-for-sale and lending assets.

Liquidity and funding management

Our liquidity and funding position remained strong during the third quarter of 2015, with increases in our three-month average liquidity coverage ratio to 127% and in our pro-forma net stable funding ratio to 107%. We issued CHF 1.5 billion of US dollar-denominated high-trigger additional tier 1 perpetual capital notes and CHF 4.2 billion of US dollar-denominated senior unsecured debt which will contribute to our total loss-absorbing capacity (TLAC).

Capital management

Fully applied CET1 capital increased by CHF 0.7 billion to CHF 30.9 billion as of 30 September 2015 and our fully applied CET1 capital ratio decreased 0.1 percentage points to 14.3%. On a phase-in basis, our CET1 capital increased by CHF 1.8 billion to CHF 40.5 billion and our CET1 capital ratio increased 0.1 percentage points to 18.3%. Risk-weighted assets increased by CHF 6 billion to CHF 216 billion on a fully applied basis and by CHF 9 billion to CHF 221 billion on a phase-in basis. Our Swiss systemically relevant banks (SRB) leverage ratio increased 0.3 percentage points to 5.0% on a fully applied basis and 0.4 percentage points to 5.8% on a phase-in basis.

Risk management and control

Risk profile of the Group

Overview of risks arising from our business activities

The tables on the next page present the key drivers of tangible attributed equity by business division and Corporate Center unit, which are risk-weighted assets (RWA), Swiss SRB leverage ratio denominator (LRD) and risk-based capital (RBC). In addition, we show the average tangible attributed equity, total assets and adjusted operating profit before tax. Along with the description of key risks by business division and Corporate Center unit presented in our Annual Report 2014, this table provides an overview of how the activities in our business divisions and Corporate Center units are reflected in our risk measures, along with their respective performance.

The “Risk measures and performance” tables are followed by sections providing an update for the third quarter of 2015 on developments in credit risk (comprising banking products and traded products), market risk (including interest rate risk in the banking book), country risk, and operational risk.

An update on the development of capital, RWA, LRD and attributed equity during the quarter is provided in the “Capital management” section of this report.

The overall level of RBC was broadly unchanged at CHF 30 billion for UBS Group as of 30 September 2015.

→   Refer to “Statistical measures” in the “Risk management and control” section of our Annual Report 2014 for more information on risk-based capital

UBS AG (consolidated) risk profile

The risk profile of UBS AG (consolidated) in the third quarter of 2015 was materially the same as that of UBS Group, and information provided in the remainder of this section is equally applicable to UBS AG (consolidated). Differences in the credit risk profile of the two consolidation scopes, related to intercompany exposures between UBS AG and UBS Group AG, have been identified where applicable and are disclosed accordingly.

Risk management and control

Risk measures and performance
	30.9.15
	Wealth Management	Wealth Management Americas	Retail & Corporate	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
CHF billion, as of or for the quarter ended
Risk-weighted assets (fully applied)¹	26.1	22.3	34.9	3.1	68.2	22.3	7.3	32.1	216.3
of which: credit risk	13.2	8.6	33.3	2.2	36.5	1.3	4.6	8.6	108.2
of which: market risk	0.0	1.2	0.0	0.0	14.5	(4.1)²	2.5	3.0	17.3
of which: operational risk	12.8	12.5	1.6	0.9	17.1	9.6	0.1	20.4	75.0
Leverage ratio denominator (fully applied)³	130.5	59.5	162.5	15.4	289.1	3.7	227.0	58.8	946.5
Risk-based capital⁴	1.2	1.2	3.1	0.4	7.5	9.9⁵	4.3	2.8	30.4
Average tangible attributed equity	2.8	1.9	3.9	0.4	7.2	16.7⁵	3.2	2.8	38.9
Total assets	124.4	57.9	140.8	14.6	276.1	21.1	236.9	108.0	979.7
Operating profit / (loss) before tax (adjusted)⁶	0.7	0.3	0.4	0.1	0.6	(0.3)	(0.1)	(0.8)	1.0

	30.6.15
	Wealth Management	Wealth Management Americas	Retail & Corporate	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
CHF billion, as of or for the quarter ended
Risk-weighted assets (fully applied)¹	25.8	21.5	34.7	3.4	63.3	20.3	9.2	31.6	209.8
of which: credit risk	12.8	7.8	33.1	2.4	35.3	1.6	5.5	8.8	107.4
of which: market risk	0.0	1.3	0.0	0.0	10.7	(5.6)²	3.5	2.8	12.7
of which: operational risk	12.9	12.3	1.6	0.9	17.3	9.5	0.1	20.0	74.7
Leverage ratio denominator (fully applied)³	129.7	56.8	162.4	14.2	289.9	4.8	216.2	70.4	944.4
Risk-based capital⁴	1.3	1.2	3.3	0.4	7.4	10.2⁵	4.2	2.9	30.8
Average tangible attributed equity	2.7	1.8	3.9	0.4	7.2	16.1⁵	3.2	2.9	38.2
Total assets	124.6	55.3	141.3	14.2	263.8	19.3	218.3	113.4	950.2
Operating profit / (loss) before tax (adjusted)⁶	0.8	0.2	0.4	0.1	0.6	(0.3)	(0.1)	(0.1)	1.6

1 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).  Refer to the "Capital management" section of this report for more information.     2 Negative market risk numbers are due to the diversification effect allocated to CC – Services.    3 Refer to the "Capital management" section of this report for more information.     4 Refer to "Statistical measures" in the "Risk management and control" section of our Annual Report 2014 for more information on risk-based capital.     5 Beginning in the third quarter of 2015, Group items are shown within CC – Services. Prior periods have been restated. Refer to  the "Capital management" section of this report for more information on our equity attribution framework.     6 Adjusted results are non-GAAP financial measures as defined by SEC Regulations. Refer to the table "Adjusted results" in the "Group performance" section of this report for more information.

Credit risk

Except where stated otherwise, the exposures detailed in this section are based on our internal management view of credit risk, which differs in certain respects from the measurement requirements of IFRS.

Banking products

Gross banking products exposures increased by CHF 18 billion to CHF 491 billion over the quarter, mainly driven by an increase in balances with central banks in Corporate Center – Group Asset and Liability Management (Group ALM) and loan commitments in the Investment Bank.

Exposure related to loans decreased marginally by CHF 2 billion to CHF 312 billion. The majority of our loan exposures are within our Retail & Corporate and wealth management businesses and are secured by residential and commercial properties or by securities. Net credit loss expenses for the quarter remained low at CHF 28 million.

→   Refer to the “Risk, treasury and capital management” section of our Annual Report 2014 for more information on credit risk, impairment and default

Gross banking products exposures within Wealth Management decreased by CHF 1 billion to CHF 115 billion over the quarter.

In Wealth Management Americas, gross banking products exposures increased slightly due to the strengthening of the US dollar against the Swiss franc. We continued to actively manage down our total net lending exposure collateralized by Puerto Rico municipal securities and closed-end funds, reducing it by USD 56 million to USD 63 million as of 30 September 2015. The associated collateral had a market value of USD 423 million as of 30 September 2015. Impairments related to these exposures remained unchanged at USD 23 million. Secondary trading inventory in closed-end funds and Puerto Rico debt securities remained low at USD 3 million as of 30 September 2015.

→   Refer to “Note 16 Provisions and contingent liabilities” in the “UBS Group financial statements” section of this report for more information on litigation, regulatory and similar matters in relation to Puerto Rico

The overall size of our Swiss mortgage portfolio in Retail & Corporate and Wealth Management decreased slightly compared with the prior quarter. The distribution of exposures across loan-to-value (LTV) buckets was broadly unchanged, with an average LTV of 53%. The average LTV for loans newly originated during the third quarter was broadly unchanged at 61%. For Swiss residential mortgage loans, 99.8% of the aggregate loan amount would continue to be covered by the real estate collateral even if the value assigned to that collateral were to decrease by 20%, and 98.8% would remain covered if collateral values decreased by 30%.

Our Swiss corporate lending portfolio consists of loans to multinational and domestic counterparties. Although this portfolio is well diversified across industries, these domestic Swiss counterparties are, in general, highly reliant on the domestic economy and the economies to which they export, in particular the EU and the US. In addition, the EUR / CHF exchange rate is an important risk factor for Swiss corporates. Notwithstanding the continued low levels of credit loss expense, we remain mindful that the continued strength of the Swiss franc could have a negative effect on the economy and cause a decline in the credit quality of the portfolio.

To date, we have seen limited effects of the stronger Swiss franc on small and medium-sized enterprises, which we attribute, in part, to orders existing prior to the Swiss National Bank’s discontinuation in January 2015 of the minimum targeted exchange rate for the Swiss franc versus the euro. However, we remain watchful for signs of weakness in the results of these enterprises, particularly for export-oriented entities. We believe the tourism sector was largely unaffected through the 2014 / 2015 winter and summer seasons due to pre-existing bookings, such that any impact on the industry may only become evident starting in late 2015. We have fewer currency-related concerns with respect to Swiss-based multinationals, for which international diversification and a greater ability to adapt to change may cushion the impact of the stronger Swiss franc.

In response to these concerns, we have identified clients that we consider to be higher risk in the short term and we are monitoring their performance more frequently. In addition, we continue to watch the broader portfolio closely for signs of deterioration.

Gross banking products exposure in the Investment Bank increased by CHF 7 billion to CHF 67 billion over the quarter, mainly due to a higher level of loan underwriting commitments at the end of the third quarter compared to the end of the second quarter.

In Corporate Center – Group ALM, banking products exposure increased by CHF 11 billion due to higher balances with central banks, primarily reflecting surplus liquidity related to the issuance of long-term debt and increases in customer deposits.

Risk management and control

Banking products exposure by business division
	30.9.15
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Balances with central banks	1,000	0	0	0	249	0	94,338	0	95,588
Due from banks	1,025	1,766	1,464	448	9,667	485	3,079	37	17,971
Loans¹	108,966	46,264	135,088	6	15,096	98	6,594	114	312,226
Guarantees	2,171	750	7,703	0	5,416	10	0	86	16,136
Loan commitments	1,436	326	8,653	0	36,677	14	0	1,778	48,882
Banking products exposure²	114,598	49,105	152,907	454	67,105	607	104,011	2,016	490,803³
Banking products exposure, net⁴	114,518	49,079	152,375	454	59,511	607	104,011	1,356	481,911

	30.6.15
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Balances with central banks	219	0	0	0	271	0	82,921	0	83,412
Due from banks	1,131	1,680	1,782	459	8,551	356	3,538	125	17,621
Loans¹	110,915	44,237	135,802	4	15,847	345	7,008	121	314,280
Guarantees	1,860	717	8,032	1	5,235	10	0	118	15,972
Loan commitments	1,511	300	7,913	0	29,821	0	0	1,946	41,491
Banking products exposure²	115,636	46,933	153,530	464	59,726	710	93,468	2,310	472,776³
Banking products exposure, net⁴	115,568	46,910	152,998	464	52,146	710	93,468	1,648	463,912

1 Does not include reclassified securities and similar acquired securities in our Legacy Portfolio.    2 Excludes loans designated at fair value.     3 As of 30 September 2015, total banking products exposure of UBS AG (consolidated) was CHF 2.3 billion higher than the exposure of UBS Group, related to receivables of UBS AG and UBS Switzerland AG against UBS Group AG (30 June 2015: CHF 1.6 billion).     4 Net of allowances, provisions and hedges.

Wealth Management: loan portfolio, gross
	30.9.15		30.6.15
	CHF million	%	CHF million	%
Secured by residential property	36,230	33.2	35,915	32.4
Secured by commercial / industrial property	2,057	1.9	2,094	1.9
Secured by cash	12,121	11.1	14,112	12.7
Secured by securities	48,191	44.2	49,461	44.6
Secured by guarantees and other collateral	9,974	9.2	8,883	8.0
Unsecured loans	393	0.4	451	0.4
Total loans, gross	108,966	100.0	110,915	100.0
Total loans, net of allowances	108,887		110,847

Wealth Management Americas: loan portfolio, gross
	30.9.15		30.6.15
	CHF million	%	CHF million	%
Secured by residential property	7,915	17.1	7,648	17.3
Secured by commercial / industrial property	0	0.0	0	0.0
Secured by cash	907	2.0	788	1.8
Secured by securities	35,332	76.4	33,779	76.4
Secured by guarantees and other collateral	1,869	4.0	1,767	4.0
Unsecured loans¹	242	0.5	255	0.6
Total loans, gross	46,264	100.0	44,237	100.0
Total loans, net of allowances	46,238		44,214
1 Includes credit card exposure.

Retail & Corporate: loan portfolio, gross
	30.9.15		30.6.15
	CHF million	%	CHF million	%
Secured by residential property	98,853	73.2	99,171	73.0
Secured by commercial / industrial property	19,900	14.7	19,967	14.7
Secured by cash	225	0.2	232	0.2
Secured by securities	721	0.5	707	0.5
Secured by guarantees and other collateral	6,782	5.0	6,737	5.0
Unsecured loans	8,607	6.4	8,988	6.6
Total loans, gross	135,088	100.0	135,802	100.0
Total loans, net of allowances	134,592		135,317

Risk management and control

Investment Bank: banking products¹
CHF million	30.9.15	30.6.15
Total exposure, before deduction of allowances, provisions and hedges	58,596	51,822
Less: allowances, provisions	(18)	(14)
Less: credit protection bought (credit default swaps, notional)²	(7,569)	(7,560)
Net exposure after allowances, provisions and hedges	51,009	44,248

1 Internal risk view, excludes balances with central banks, internal risk adjustments and the vast majority of due from banks exposures.     2 The effect of portfolio hedges, such as index credit default swaps (CDS), and of loss protection from the subordinated tranches of structured credit protection are not reflected in this table.

Investment Bank: distribution of net banking products exposure, across internal UBS ratings and loss given default (LGD) buckets
CHF million, except where indicated	30.9.15						30.6.15
		LGD buckets				Weighted average LGD (%)		Weighted average LGD (%)
Internal UBS rating¹	Exposure	0–25%	26–50%	51–75%	76–100%		Exposure
Investment grade	30,458	8,094	11,047	8,200	3,117	49	21,781	42
Sub-investment grade	20,550	12,776	5,934	576	1,264	23	22,466	20
of which: 6−9	13,596	9,572	3,045	516	462	20	16,288	18
of which: 10−12	6,722	3,011	2,856	60	795	29	6,013	27
of which: 13 and defaulted	232	193	33	0	6	12	165	14
Net banking products exposure, after application of credit hedges	51,009	20,870	16,982	8,776	4,381	38	44,248	31

1 The ratings of the major credit rating agencies, and their mapping to our internal rating scale, are shown in the table "Internal UBS rating scale and mapping of external ratings" in the "Risk, treasury and capital management" section of our Annual Report 2014.

Allowances and provisions for credit losses
	IFRS exposure, gross¹		Impaired exposure, gross		Estimated liquidation proceeds of collateral		Allowances and provisions for credit losses²		Impairment ratio (%)
CHF million, except where indicated	30.9.15	30.6.15	30.9.15	30.6.15	30.9.15	30.6.15	30.9.15	30.6.15	30.9.15	30.6.15

Group
Balances with central banks	95,588	83,412
Due from banks	13,225	13,346	1	1			3	3	0.0	0.0
Loans	312,960	314,452	1,099	1,077	199	201	639	599	0.4	0.3
Guarantees	15,578	15,497	259	202	2	2	35	44	1.7	1.3
Loan commitments	54,850	47,345	29	23					0.1	0.0
Total	492,201³	474,052³	1,389	1,303	202	203	677	646	0.3	0.3

Wealth Management
Balances with central banks	1,000	219
Due from banks	1,025	1,131
Loans	108,966	110,915	108	103	28	28	79	68	0.1	0.1
Guarantees	2,171	1,860	0	0			1	1	0.0	0.0
Loan commitments	1,436	1,511
Total	114,598	115,636	108	103	28	28	79	69	0.1	0.1

Wealth Management Americas
Balances with central banks	0	0
Due from banks	1,766	1,680
Loans	46,264	44,237	28	23			27	23	0.1	0.1
Guarantees	750	717
Loan commitments	326	300
Total	49,105	46,933	28	23	0	0	27	23	0.1	0.0

Retail & Corporate
Balances with central banks	0	0
Due from banks	1,464	1,782	1	1			3	3	0.1	0.1
Loans	135,088	135,802	896	920	171	173	495	485	0.7	0.7
Guarantees	7,703	8,032	255	202	2	2	34	43	3.3	2.5
Loan commitments	8,653	7,913	26	23					0.3	0.3
Total	152,907	153,530	1,178	1,146	173	175	532	531	0.8	0.7

Asset Management
Balances with central banks	0	0
Due from banks	448	459
Loans	6	4
Guarantees	0	1
Loan commitments	0	0
Total	454	464	0	0	0	0	0	0	0.0	0.0

Risk management and control

Allowances and provisions for credit losses (continued)
	IFRS exposure, gross¹		Impaired exposure, gross		Estimated liquidation proceeds of collateral		Allowances and provisions for credit losses²		Impairment ratio (%)
CHF million, except where indicated	30.9.15	30.6.15	30.9.15	30.6.15	30.9.15	30.6.15	30.9.15	30.6.15	30.9.15	30.6.15

Investment Bank
Balances with central banks	249	271
Due from banks	4,893	4,315
Loans	12,760	13,063	50	28			25	20	0.4	0.2
Guarantees	4,799	4,695	3						0.1
Loan commitments	42,443	35,424	4						0.0
Total	65,144	57,768	58	28	0	0	25	20	0.1	0.0

CC – Services
Balances with central banks	0	0
Due from banks	485	356
Loans	98	345					0	0
Guarantees	10	10
Loan commitments	14	0
Total	607	710	0	0	0	0	0	0	0.0	0.0

CC – Group ALM
Balances with central banks	94,338	82,921
Due from banks	3,079	3,538
Loans	6,594	7,008
Guarantees	0	0
Loan commitments	0	0
Total	104,011	93,468	0	0	0	0	0	0	0.0	0.0

CC – Non-core and Legacy Portfolio
Balances with central banks	0	0
Due from banks	65	86
Loans	3,185	3,078	18	3			14	3	0.6	0.1
Guarantees	145	183
Loan commitments	1,979	2,197
Total	5,374	5,543	18	3	0	0	14	3	0.3	0.1

1 The measurement requirements of IFRS differ in certain respects from our internal management view of credit risk.     2 Includes CHF 6 million (30 June 2015: CHF 6 million) in collective loan loss allowances for credit losses.     3 As of 30 September 2015, total IFRS exposure of UBS AG (consolidated) was CHF 2.3 billion higher than the exposure of UBS Group, related to receivables of UBS AG and UBS Switzerland AG against UBS Group AG (30 June 2015: CHF 1.6 billion).

Traded products

Credit exposure arising from traded products, after reflecting the effects of master netting agreements, but before the deduction of specific credit valuation adjustments and credit hedges, was CHF 47 billion, down by CHF 2 billion compared with the previous quarter. OTC derivatives accounted for CHF 25 billion of the traded products exposure, of which CHF 17 billion was in the Investment Bank and the Corporate Center – Non-core and Legacy Portfolio, and were predominantly with investment grade counterparties. As counterparty risk for traded products exposure is managed at counterparty level, no split between exposures in the Investment Bank and those in the Corporate Center – Non-core and Legacy Portfolio is provided. A further CHF 14 billion of traded products exposure as of 30 September 2015 relates to securities financing transactions, primarily within the Investment Bank and Corporate Center – Group ALM, unchanged compared with the prior quarter. The remaining CHF 8 billion of exposure relates to exchange-traded derivatives, largely within the Investment Bank.

Investment Bank and CC – Non-core and Legacy Portfolio: OTC derivatives exposure¹
CHF million	30.9.15	30.6.15
Total exposure, before deduction of credit valuation allowances, provisions and hedges	17,078	16,613
Less: credit valuation adjustments and provisions	(465)	(531)
Less: credit protection bought (credit default swaps, notional)	(958)	(1,377)
Net exposure after credit valuation adjustments, provisions and hedges	15,655	14,705
1 Net replacement value includes the effect of netting agreements (including cash collateral) in accordance with Swiss federal banking law.

Investment Bank and CC – Non-core and Legacy Portfolio: distribution of net OTC derivatives exposure, across internal UBS ratings and loss given default (LGD) buckets
CHF million, except where indicated		30.9.15					30.6.15
		LGD buckets				Weighted average LGD (%)		Weighted average LGD (%)
Internal UBS rating¹	Exposure	0–25%	26–50%	51–75%	76–100%		Exposure
Investment grade	14,801	3,968	10,015	541	277	31	13,867	31
Sub-investment grade	854	122	596	29	107	43	838	48
of which: 6−9	366	70	174	28	94	52	412	59
of which: 10−12	117	52	55	1	9	32	100	33
of which: 13 and defaulted	371	0	367	0	4	38	326	39
Net exposure, after credit valuation adjustments, provisions and hedges	15,655	4,090	10,611	570	384	32	14,705	32

1 The ratings of the major credit rating agencies, and their mapping to our internal rating scale, are shown in the table "Internal UBS rating scale and mapping of external ratings" in the "Risk, treasury and capital management" section of our Annual Report 2014.

Risk management and control

Market risk

The tables on the next page show minimum, maximum, average and period-end management value-at-risk (VaR) by business division and Corporate Center and by general market risk type.  This is followed by similar statistics for regulatory VaR, stressed VaR, incremental risk charge (IRC) and the comprehensive risk measure (CRM) metrics used to calculate Basel III market risk RWA.

1-day, 95% confidence level management VaR continued to be managed at low levels. With management VaR at such low levels, the measure is relatively volatile, being affected by sizable client trades such as equity block transactions or option expiries. Regulatory VaR and stressed VaR exhibit a similar pattern to management VaR, with higher variability due to the 10-day holding period used.

As a result of our Qualified Foreign Institutional Investor (QFII) business, which allows clients to invest in onshore China capital markets through UBS, we have a substantial structural onshore yuan (CNY) currency position in China. Our active hedging of this currency exposure using forward contracts in the offshore yuan (CNH) currency generates a significant basis risk between CNY and CNH. During August, the People’s Bank of China announced changes to the daily fixing of CNY versus the US dollar, which prompted unprecedented volatility in the spread between CNY and CNH. This resulted in profit and loss volatility which was substantial relative to the low levels of VaR, although the net effect over the quarter was close to zero. On one occasion, the daily backtesting-relevant revenue was negative CHF 49 million, and on another occasion negative CHF 29 million. These amounts were larger than the previous day’s backtesting VaR, leading to two downside backtesting exceptions. We also experienced a third, largely unrelated, downside backtesting exception during the third quarter, which, along with two pre-existing downside backtesting exceptions, brings the total number of downside exceptions in the 250-day window to five.

We do not believe that the recent increase in the number of downside exceptions indicates a material deficiency in our VaR model. The number of downside backtesting exceptions, excluding the two resulting from the sudden increase in volatility of the spread between CNY and CNH, is in line with what can be expected statistically given a confidence level of 99%. However, in accordance with FINMA’s regulations, the fifth downside exception has triggered an increase from 3 to 3.4 in the VaR multiplier used to convert regulatory VaR and stressed VaR into a capital charge. As the capital charge is multiplied by a fixed 1250% to obtain an RWA equivalent, the increase in the VaR multiplier resulted in an increase in RWA of approximately CHF 1.6 billion. Assuming no further downside backtesting exceptions, and subject to FINMA’s approval, the VaR multiplier would revert to 3 during the fourth quarter, as the oldest two downside exceptions drop out of the 250-day window.

→   Refer to “Market risk” in the “Risk, treasury and capital management” section of our Annual Report 2014 for more information on market risk measures and the derivation of Basel III market risk RWA from the results of the models

Interest rate risk in the banking book

As of 30 September 2015, the interest rate sensitivity to a +1 basis point parallel shift in yield curves was negative CHF 3.8 million compared with negative CHF 3.4 million as of 30 June 2015. The CHF 0.4 million change was largely attributable to the interest rate sensitivity in Wealth Management Americas, where an increase in short-term rates reduced the modeled duration of client deposits. Interest rate sensitivity of Corporate Center – Group ALM changed from negative CHF 0.2 million to positive CHF 0.1 million and reflected the progressive alignment of the banking book to the reduced target duration for the investment of our Swiss franc-denominated equity, which started in the first quarter of 2015 and was primarily in response to the prevailing negative Swiss franc interest rate environment.

Due to the low interest rate levels, downward movements by 100 / 200 basis points are floored to ensure that the resulting interest rates are not negative. Despite the current negative interest rate environment for the Swiss franc in particular, and also to a certain extent for the euro, this flooring is applied as it reflects the current general treatment for Wealth Management and Retail & Corporate clients. It is also applied for the interest rates that are used for the transactions within the banking book process between the aforementioned businesses and Corporate Center – Group ALM, for which actual interest rates are subject to floors. This effect results in non-linear behavior of the sensitivity, in particular in the US dollar when combined with prepayment risk on US mortgages and related products.

→   Refer to “Interest rate risk in the banking book” in the “Risk, treasury and capital management” section of our Annual Report 2014 for more information

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and Corporate Center and general market risk type¹
	For the quarter ended 30.9.15
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				5	9	4	2	1
		Max.			14	12	6	10	5
			Average		9	10	5	6	3
				30.9.15	8	10	5	9	4
Total management VaR, Group	11	23	17	18	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	0	1	0	0	0	1	1	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	7	20	14	16	9	6	3	6	3
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	6	10	8	6	0	7	0	1	0
CC – Non-core and Legacy Portfolio	5	6	5	5	0	4	4	1	0
Diversification effect²˒³			(10)	(9)	0	(8)	(4)	(1)	0

	For the quarter ended 30.6.15
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				6	10	5	1	1
		Max.			15	18	7	5	2
			Average		9	13	6	3	2
				30.6.15	7	11	5	3	1
Total management VaR, Group	12	20	15	15	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	0	1	0	1	0	1	1	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	7	15	11	10	9	6	3	2	2
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	8	16	11	9	0	11	1	1	0
CC – Non-core and Legacy Portfolio	5	8	6	5	1	4	5	1	0
Diversification effect²˒³			(13)	(10)	(1)	(9)	(4)	(1)	0

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.     2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center and the VaR for the Group as a whole.     3 As the minimum and maximum occur on different days for different business divisions and Corporate Center, it is not meaningful to calculate a portfolio diversification effect.

Risk management and control

Regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data) by business division and Corporate Center and general market risk type¹
	For the quarter ended 30.9.15
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				23	14	16	9	5
		Max.			55	39	25	72	17
			Average		39	28	21	34	9
				30.9.15	39	37	23	35	11
Total regulatory VaR, Group	36	73	54	53	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	4	6	5	4	0	5	4	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	32	74	51	54	39	22	17	33	9
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	1	43	18	3	0	16	1	4	0
CC – Non-core and Legacy Portfolio	8	15	11	12	0	9	8	3	4
Diversification effect²˒³			(32)	(20)	0	(24)	(9)	(7)	(4)

	For the quarter ended 30.6.15
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				22	30	19	6	4
		Max.			60	42	26	51	13
			Average		33	35	22	24	7
				30.6.15	34	32	20	48	5
Total regulatory VaR, Group	28	68	39	54	Average (per business division and risk type)
Wealth Management	0	2	0	0	0	0	0	0	0
Wealth Management Americas	3	6	5	6	0	5	4	0	0
Retail & Corporate	0	1	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	26	70	38	50	33	20	16	24	7
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	29	41	31	32	0	30	2	5	0
CC – Non-core and Legacy Portfolio	10	15	13	10	0	9	10	4	4
Diversification effect²˒³			(47)	(43)	0	(30)	(10)	(10)	(4)

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.     2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center and the VaR for the Group as a whole.     3 As the minimum and maximum occur on different days for different business divisions and Corporate Center, it is not meaningful to calculate a portfolio diversification effect.

Stressed value-at-risk (10-day, 99% confidence, historical data from 1 January 2007 to present) by business division and Corporate Center and general market risk type¹
	For the quarter ended 30.9.15
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				49	25	46	22	9
		Max.			274	101	95	156	63
			Average		90	57	69	68	23
				30.9.15	75	101	89	62	22
Total stressed VaR, Group	66	291	113	116	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	8	12	10	10	0	8	14	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	57	306	115	121	90	52	53	67	21
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	6	74	40	6	0	38	4	7	0
CC – Non-core and Legacy Portfolio	17	44	27	40	0	23	16	6	8
Diversification effect²˒³			(80)	(61)	0	(64)	(19)	(12)	(6)

	For the quarter ended 30.6.15
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				53	44	53	11	7
		Max.			225	131	82	127	26
			Average		108	76	65	57	13
				30.6.15	144	44	54	106	10
Total stressed VaR, Group	54	124	86	111	Average (per business division and risk type)
Wealth Management	0	3	0	0	0	0	0	0	0
Wealth Management Americas	7	13	10	12	0	9	15	0	0
Retail & Corporate	0	2	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	51	150	83	136	108	53	50	62	11
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	63	73	67	67	0	67	5	8	0
CC – Non-core and Legacy Portfolio	24	50	35	46	0	29	19	6	7
Diversification effect²˒³			(111)	(151)	0	(82)	(24)	(20)	(6)

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.     2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center and the VaR for the Group as a whole.     3 As the minimum and maximum occur on different days for different business divisions and Corporate Center, it is not meaningful to calculate a portfolio diversification effect.

Risk management and control

Incremental risk charge by business division and Corporate Center
	For the quarter ended 30.9.15				For the quarter ended 30.6.15
CHF million	Min.	Max.	Average	30.9.15	Min.	Max.	Average	30.6.15
Wealth Management
Wealth Management Americas	26	55	44	48	33	58	41	58
Retail & Corporate
Asset Management
Investment Bank	128	170	151	170	144	177	159	149
CC – Services
CC – Group ALM	57	90	69	57	69	108	85	70
CC – Non-core and Legacy Portfolio	19	32	29	19	23	28	26	27
Diversification effect¹˒²			(96)	(83)			(105)	(103)
Total incremental risk charge, Group	176	216	196	211	186	229	205	201

1 Difference between the sum of the standalone IRC for the business divisions and IRC for the Group as a whole.     2 As the minimum and maximum occur on different days for different business divisions and Corporate Center, it is not meaningful to calculate a portfolio diversification effect.

Comprehensive risk measure, Group
	For the quarter ended 30.9.15				For the quarter ended 30.6.15
CHF million	Min.	Max.	Average	30.9.15	Min.	Max.	Average	30.6.15
Total comprehensive risk measure, Group	8	8	8	8	8	9	8	8

Interest rate sensitivity – banking book¹
	30.9.15
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(37.0)	(37.0)	(0.5)	(44.6)	(88.3)
EUR	55.7	52.5	(0.1)	(11.1)	(17.3)
GBP	(170.4)	(55.9)	0.2	6.5	(1.6)
USD	697.8	431.9	(3.4)	(341.1)	(674.4)
Other	0.2	(1.6)	0.1	6.2	12.9
Total effect on interest rate-sensitive banking book positions	546.3	389.9	(3.8)	(384.1)	(768.7)
of which: Wealth Management Americas	712.4	460.9	(3.4)	(343.1)	(688.4)
of which: Investment Bank	33.5	20.8	(0.2)	(22.3)	(33.7)
of which: CC – Group ALM	(207.2)	(97.7)	0.1	(3.6)	(16.8)
of which: CC – Non-core and Legacy Portfolio	7.0	5.3	(0.1)	(10.4)	(20.6)

	30.6.15
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(48.7)	(48.7)	(1.7)	(172.1)	(342.1)
EUR	40.8	31.3	0.3	37.5	78.9
GBP	(10.4)	(11.3)	0.2	16.4	33.8
USD	734.7	394.8	(2.2)	(216.9)	(418.6)
Other	0.9	(0.7)	0.1	7.3	15.2
Total effect on interest rate-sensitive banking book positions	717.3	365.4	(3.4)	(327.8)	(632.8)
of which: Wealth Management Americas	803.9	472.7	(3.0)	(295.2)	(580.8)
of which: Investment Bank	(5.4)	2.6	(0.1)	(0.6)	1.4
of which: CC – Group ALM	(93.9)	(118.1)	(0.2)	(16.1)	(22.0)
of which: CC – Non-core and Legacy Portfolio	12.2	7.8	(0.1)	(11.2)	(21.9)
1 Does not include interest rate sensitivities for credit valuation adjustments on monoline credit protection, US and non-US reference-linked notes.

Country risk

Although we have no significant concerns regarding our direct exposure to China, uncertainties about the rate of growth of the Chinese economy have been increasing and related market volatility persisted throughout the third quarter. Along with weaker commodity and energy prices and the risk of a stronger US dollar, this poses increasing economic challenges for emerging markets more broadly, and raises prospects of a renewed global recession. As disclosed in our Annual Report 2014, with the exception of China, our exposure to emerging markets countries is generally well diversified.

Our direct exposure to peripheral European countries remained limited and our direct exposure to Greece was minimal at CHF 4 million.

     We also continue to monitor developments in Ukraine, including the potential effects of economic sanctions against Russian persons and entities. There was no material change in our risk profile in Russia over the quarter, with our direct net exposure to Russia totaling CHF 0.8 billion as of 30 September 2015, approximately two-thirds of which is related to margin loans to Russian borrowers which are secured by global depository receipts issued on Russian companies.

Exposures to selected eurozone countries

The table “Exposures to selected eurozone countries” provides an overview of our exposures to eurozone countries rated lower than AAA / Aaa by at least one of the major rating agencies as of 30 September 2015.

→   Refer to “Country risk” in the “Risk, treasury and capital management” section of our Annual Report 2014 for information on our country risk framework and related exposure measures

Risk management and control

Exposures to selected eurozone countries
						Traded products (counterparty risk from derivatives and securities financing) after master netting agreements and net of collateral		Trading inventory (securities and potential benefits / remaining exposure from derivatives)

			Banking products (loans, guarantees, loan commitments)

CHF million	Total
30.9.15		Net of hedges¹	Exposure before hedges	Net of hedges¹	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
France	7,359	6,717	1,313	902	392	1,603	1,372	4,443
Sovereign, agencies and central bank	4,312	4,312	4	4		38	38	4,270
Local governments	43	43				42	42	1
Banks	515	515	98	98		376	376	40
Other²	2,488	1,846	1,210	800		1,147	915	131
Netherlands	6,438	5,985	1,283	832	246	687	684	4,468
Sovereign, agencies and central bank	4,210	4,210				39	39	4,171
Local governments	0	0				0	0
Banks	480	480	33	33		388	388	59
Other²	1,747	1,294	1,251	800		259	257	237
Italy	1,480	1,056	1,006	583	478	286	286	188
Sovereign, agencies and central bank	220	220				70	70	150
Local governments	88	88				86	86	2
Banks	299	299	247	247		39	39	13
Other²	873	449	759	336		91	91	23
Spain	1,901	1,570	540	209	189	399	399	962
Sovereign, agencies and central bank	40	40	1	1				39
Local governments	0	0						0
Banks	468	468	28	28		356	356	84
Other²	1,393	1,063	511	180		43	43	839
Finland	951	918	100	68	5	30	30	820
Sovereign, agencies and central bank	578	578						578
Local governments	7	7				3	3	4
Banks	258	258	5	5		20	20	234
Other²	107	75	95	63		8	8	4

Exposures to selected eurozone countries (continued)
						Traded products (counterparty risk from derivatives and securities financing) after master netting agreements and net of collateral		Trading inventory (securities and potential benefits / remaining exposure from derivatives)

			Banking products (loans, guarantees, loan commitments)

CHF million	Total
30.9.15		Net of hedges¹	Exposure before hedges	Net of hedges¹	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
Austria	1,227	1,113	56	56	21	208	95	963
Sovereign, agencies and central bank	950	837				113	0	837
Local governments
Banks	235	235	22	22		91	91	122
Other²	42	42	34	34		4	4	4
Ireland³	1,137	1,137	96	96	15	944	944	98
Sovereign, agencies and central bank
Local governments	50	50				50	50
Banks	39	39	1	1		10	10	28
Other²	1,049	1,049	95	95		884	884	70
Belgium	417	417	34	34	5	105	105	278
Sovereign, agencies and central bank	278	278				36	36	242
Local governments
Banks	32	32	24	24		2	2	7
Other²	106	106	10	10		67	67	29
Portugal	143	34	121	12	11	2	2	20
Sovereign, agencies and central bank
Local governments	1	1						1
Banks	12	12	12	12		0	0	0
Other²	130	21	109	0		2	2	19
Greece	4	4	2	2		1	1	1
Sovereign, agencies and central bank	1	1						1
Local governments
Banks	2	2	2	2		0	0
Other²	1	1	0	0		1	1	1
Other⁴	121	121	112	112	9	1	1	9

1  Not deducted from the "Net of hedges" exposures are total allowances and provisions for credit losses of CHF 53 million (of which: Malta CHF 37 million, France CHF 7 million and Ireland CHF 6 million).    2  Includes corporates, insurance companies and funds.    3  The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    4  Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Exposure from single-name credit default swaps referencing Greece, Italy, Ireland, Portugal or Spain (GIIPS)
	Protection bought						Protection sold		Net position (after application of counterparty master netting agreements)
CHF million			of which: counterparty domiciled in GIIPS country		of which: counterparty domicile is the same as the reference entity domicile
30.9.15	Notional	RV	Notional	RV	Notional	RV	Notional	RV	Buy notional	Sell notional	PRV	NRV
Greece	98	(1)	0	0	0	0	(123)	(4)	8	(33)	1	(5)
Italy	15,131	122	156	0	41	0	(14,351)	(236)	2,136	(1,356)	66	(180)
Ireland	948	(21)	11	0	0	0	(855)	22	487	(394)	10	(9)
Portugal	981	3	0	0	0	0	(891)	(11)	456	(366)	21	(29)
Spain	3,370	206	79	0	21	0	(2,491)	23	1,550	(671)	276	(46)
Total	20,527	309	246	0	62	0	(18,711)	(205)	4,637	(2,821)	374	(270)

Risk management and control

Operational risk

During the third quarter, we continued to enhance our compliance and operational risk control frameworks. Key areas of focus continued to be the management of cyber threats, conduct risk management and enhancing our monitoring and surveillance capabilities.

Having embedded conduct risk into the operational risk assessment processes in the second quarter, in the third quarter, we focused on increasing individual responsibility for conduct risk and oversight within our most senior divisional and regional governance committees. We trained key risk takers and UBS personnel globally, and strengthened the violations process to ensure consistent treatment of conduct that fails to meet our standards.

We continued to expand the coverage of our automated monitoring and surveillance capabilities. We are deploying industry-leading alert engines for fraud pattern recognition, and trade surveillance and communication monitoring tools designed to enable near-real-time identification and response to unusual activity and behaviors.

We also continued to strengthen our processes and defenses against cyber-crime, information security, business continuity and outsourcing-related risks. In respect to our management of cyber-crime, in addition to defending against known threats, we are focusing on developing capabilities to counter emerging threats.

We have significantly strengthened our controls regarding personal account dealing for our personnel. This has involved the centralization of personal accounts either within UBS, or into a number of defined brokers, which will provide far greater transparency and automated monitoring.

→   Refer to the “Capital management” section of this report for more information on the development of operational risk RWA during the quarter

Balance sheet

As of 30 September 2015, our balance sheet assets stood at CHF 980 billion, an increase of CHF 30 billion from 30 June 2015, mainly due to an increase in positive replacement values combined with currency effects resulting from the weakening of the Swiss franc against most major currencies. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter derivatives, increased by CHF 18 billion to CHF 770 billion. Excluding currency effects, funded assets were broadly unchanged as increases in collateral trading assets and cash balances with central banks were largely offset by reductions in financial investments available-for-sale and lending assets.

Assets

Product category view

Collateral trading assets, which consist of reverse repurchase agreements and cash collateral on securities borrowed, increased by CHF 13 billion, mainly due to a rebalancing of our high-quality liquid assets, from financial investments available-for-sale to reverse repurchase agreements, combined with client-driven increases in the Investment Bank.

Positive replacement values (PRV) increased by CHF 12 billion, primarily reflecting a CHF 14 billion increase in the Investment Bank, mainly related to foreign exchange, equity / index and interest rate contracts, primarily due to currency movements, equity market volatility and shifts in yield curves, respectively. PRVs within Corporate Center – Non-core and Legacy Portfolio decreased by CHF 3 billion mainly due to our ongoing reduction activity including negotiated bilateral settlements, third-party novations, including transfers to central clearing houses and agreements to net down trades with other dealer counterparties, partly offset by fair value increases resulting from interest rate movements. Cash and balances with central banks increased by CHF 12 billion primarily reflecting surplus liquidity related to the issuance of long-term debt and increases in customer deposits.

These increases were partly offset by a CHF 5 billion reduction in financial investments available-for-sale, mainly due to the abovementioned rebalancing of our high-quality liquid assets, and a CHF 2 billion reduction in lending assets, primarily reflecting lower Lombard lending in Wealth Management, partly offset by currency effects. Trading portfolio assets and Other assets were broadly unchanged.

→   Refer to the “Balance sheet” and Notes 10 through 13 in the “UBS Group financial statements” section of this report for more information

Balance sheet

Total assets and funded assets
	30.9.15					30.6.15
CHF billion	Investment Bank	CC – Group ALM	CC – Non-core and Legacy Portfolio	Other	UBS	Investment Bank	CC – Group ALM	CC – Non-core and Legacy Portfolio	Other	UBS
Total assets	276.1	236.9	108.0	358.8	979.7	263.8	218.3	113.4	354.7	950.2
Less: positive replacement values	(91.2)	0.0	(88.2)	(6.6)	(186.0)	(77.0)	0.0	(91.4)	(5.3)	(173.7)
Less: collateral delivered against OTC derivatives¹	(11.6)	(0.2)	(12.1)	0.0	(23.9)	(10.5)	(0.2)	(14.2)	(0.1)	(25.0)
Funded assets	173.3	236.7	7.7	352.1	769.9	176.2	218.1	7.8	349.3	751.4
1 Mainly consists of cash collateral receivables on derivative instruments and reverse repurchase agreements.

Divisional view

Corporate Center – Group Asset and Liability Management (Group ALM) total assets increased by CHF 19 billion to CHF 237 billion as of 30 September 2015, mainly reflecting the aforementioned increases in cash and balances with central banks and collateral trading assets.

Investment Bank total assets increased by CHF 12 billion to CHF 276 billion as of 30 September 2015, primarily due to the abovementioned increase in PRV. Funded assets decreased by CHF 3 billion to CHF 173 billion and remained below the limit of CHF 200 billion. The decrease during the quarter was mainly due to lower assets in our Equities business, primarily reflecting a reduction in trading portfolio assets as well as lower prime brokerage receivables, partly offset by the aforementioned increase in collateral trading assets.

Non-core and Legacy Portfolio total assets decreased by CHF 5 billion to CHF 108 billion as of 30 September 2015, primarily due to the aforementioned reduction in PRV. Funded assets were largely unchanged at CHF 8 billion.

Wealth Management Americas total assets increased by CHF 3 billion to CHF 58 billion as of 30 September 2015, primarily reflecting an increase in lending assets due to currency effects.

Wealth Management, Retail & Corporate, Asset Management and Corporate Center – Services total assets were broadly unchanged at CHF 124 billion, CHF 141 billion, CHF 15 billion and CHF 21 billion, respectively.

→   Refer to “Investment Bank” and “Corporate Center” within the “UBS business divisions and Corporate Center” section of this report for more information

Liabilities

Total liabilities increased by CHF 27 billion to CHF 924 billion as of 30 September 2015. Other liabilities increased by CHF 13 billion, mainly due to client-driven increases in prime brokerage payables and trading portfolio liabilities. Customer deposits increased by CHF 9 billion, primarily reflecting currency effects. Negative replacement values increased by CHF 8 billion, broadly in line with the aforementioned increases in PRV. Long-term debt outstanding, which consists of financial liabilities designated at fair value and long-term debt issued, increased by CHF 3 billion. This increase was primarily related to the issuance of senior unsecured debt which will contribute to our total loss-absorbing capacity (TLAC) and additional tier 1 perpetual capital notes, partly offset by a market-driven decline in financial liabilities designated at fair value.

These increases were partly offset by a CHF 7 billion reduction in short-term borrowings, which include short-term debt issued and interbank borrowing, primarily reflecting net maturities of certificates of deposit.

→   Refer to the “Liquidity and funding management” section of this report for more information

→   Refer to the “Balance sheet” and Notes 10 through 16 in the “UBS Group financial statements” section of this report for more information

Equity

Equity attributable to UBS Group AG shareholders increased by CHF 3,866 million to CHF 54,077 million.

Total comprehensive income attributable to UBS Group AG shareholders was a gain of CHF 3,360 million, reflecting the net profit attributable to UBS Group AG shareholders of CHF 2,068 million and other comprehensive income (OCI) attributable to UBS Group AG shareholders of CHF 1,291 million (net of tax). Third quarter OCI included foreign currency translation gains of CHF 844 million, positive OCI related to cash flow hedges and financial investments available-for-sale of CHF 427 million and CHF 61 million, respectively, partly offset by net losses on defined benefit plans of CHF 41 million.

The supplementary distribution of capital contribution reserves in the third quarter of 2015 reduced share premium by CHF 938 million, partly offset by employee share-based compensation which increased share premium by CHF 201 million, mainly due to the amortization of deferred equity compensation awards.

Net treasury share activity increased equity attributable to UBS Group AG shareholders by CHF 24 million.

In the third quarter of 2015, UBS Group AG increased its ownership interest in UBS AG to 100% following the completion of the SESTA procedure. This resulted in an increase of CHF 1,199 million in equity attributable to UBS Group AG shareholders.

→   Refer to the “Statement of changes in equity” in the “UBS Group financial statements” section and to “Total comprehensive income attributable to UBS Group AG shareholders: 3Q15 vs 2Q15” in the “Group performance” section of this report for more information

→   Refer to the “Recent developments” section for more information on the completion of the SESTA procedure

Intra-quarter balances

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end positions.

Liquidity and funding management

Liquidity and funding management

Our liquidity and funding position remained strong during the third quarter of 2015, with increases in our three-month average liquidity coverage ratio to 127% and in our pro-forma net stable funding ratio to 107%. We issued CHF 1.5 billion of US dollar-denominated high-trigger additional tier 1 perpetual capital notes and CHF 4.2 billion of US dollar-denominated senior unsecured debt which will contribute to our total loss-absorbing capacity (TLAC).

Strategy and objectives

We manage our liquidity and funding risk with the overall objective of optimizing the value of our business franchise across a broad range of market conditions and in consideration of current and future regulatory requirements. We employ a number of measures to monitor our liquidity and funding positions under normal and stressed conditions. In particular, we use stress scenarios to apply behavioral adjustments to our balance sheet and calibrate the results from these internal stress models with external measures, primarily the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR).

Liquidity

Our funding diversification and global scope help protect our liquidity position in the event of a crisis. Our contingent funding sources include a large multi-currency portfolio of unencumbered high-quality liquid assets a majority of which are short term, managed centrally by Corporate Center - Group Asset and Liability Management, as well as available and unused liquidity facilities at several major central banks, and contingent reductions of liquid trading portfolio assets. We regularly assess and test all material, known and expected cash flows, as well as the level and availability of high-grade collateral that could be used to raise additional funding if required.

Liquidity coverage ratio

The liquidity coverage ratio (LCR) measures the short-term resilience of a bank’s liquidity profile by comparing whether sufficient high-quality liquid assets (HQLA) are available to survive the expected net cash outflows from a significant liquidity stress scenario, as defined by the relevant regulator.

The Basel Committee on Banking Supervision (BCBS) standards require an LCR of at least 100% by 2019, with a phase-in period starting from 2015. UBS, as a Swiss systemically relevant bank, has since 1 January 2015 been required to maintain a total LCR of at least 100%, as well as a Swiss franc-denominated LCR of at least 100%.

In a period of financial stress, the Swiss Financial Market Supervisory Authority (FINMA) may allow banks to use their HQLA and let their LCR temporarily fall below the minimum threshold of 100%. FINMA requires that the LCR as of the quarter-end is calculated based on the three-month average of the LCR components.

We monitor the LCR in Swiss francs and in all other significant currencies in order to manage any currency mismatches between HQLA and the net expected cash outflows in times of stress.

HQLA are low-risk unencumbered assets which are easily and immediately convertible into cash at little or no loss of value, to meet liquidity needs in a thirty calendar day liquidity stress scenario. The HQLA stock at UBS consists primarily of assets that qualify as Level 1 in the LCR framework, including cash, central bank reserves and government bonds. UBS Group HQLA includes amounts held by UBS Group subsidiaries and branches of UBS AG which might not be freely available to other entities within the Group due to local regulatory requirements, including LCR requirements and concentration risk limits. Funds which are effectively restricted are excluded from the calculation of HQLA.

In the third quarter of 2015, our three-month average total LCR increased 6 percentage points to 127%. The total weighted liquidity value of HQLA increased by CHF 17 billion, mainly due to CHF 15 billion higher cash and balances with central banks, reflecting surplus liquidity related to the issuance of long-term debt and increases in customer deposits. This was partly offset by a CHF 6 billion increase in expected net cash outflows, mainly related to secured wholesale funding and committed credit and liquidity facilities.

During the third quarter, we continued to refine our LCR modeling, also taking into account regulatory guidance received. These refinements had an aggregate negative effect of 4 percentage points on our reported LCR for the third quarter.

→   Refer to the “Treasury management” section of our Annual Report 2014 for more information on high-quality liquid assets (previously referred to as “liquidity asset buffer”)

→   Refer to the “Liquidity and funding management” section of our first quarter 2015 report for more information on the liquidity coverage ratio

High-quality liquid assets
	Average 3Q15				Average 2Q15
CHF billion	Level 1 weighted liquidity value¹	Level 2 weighted liquidity value¹	Total weighted liquidity value¹	Total carrying value	Level 1 weighted liquidity value¹	Level 2 weighted liquidity value¹	Total weighted liquidity value¹	Total carrying value
Cash and balances with central banks	106	0	106	106	91	0	91	91
Securities recognized as financial investments available-for-sale	51	5	56	57	54	5	59	60
Securities received as collateral (off-balance sheet)	25	4	29	30	19	5	24	25
Total high-quality liquid assets	182	9	191	192	164	10	174	176
1 Calculated after the application of haircuts.

Liquidity coverage ratio
		Average 3Q15		Average 2Q15
CHF billion, except where indicated		Unweighted value	Weighted value¹	Unweighted value	Weighted value¹

High-quality liquid assets
1	High-quality liquid assets		191		174

Cash outflows
2	Retail deposits and deposits from small business customers	213	24	208	24
3	of which: stable deposits	33	1	31	1
4	of which: less stable deposits	179	23	177	23
5	Unsecured wholesale funding	184	115	190	123
6	of which: operational deposits (all counterparties)	32	8	32	8
7	of which: non-operational deposits (all counterparties)	143	98	144	102
8	of which: unsecured debt	9	9	13	13
9	Secured wholesale funding		43		39
10	Additional requirements:	151	51	139	44
11	of which: outflows related to derivatives and other transactions	97	36	93	33
12	of which: outflows related to loss of funding on debt products²	0	0	0	0
13	of which: committed credit and liquidity facilities	54	15	46	10
14	Other contractual funding obligations	12	12	10	9
15	Other contingent funding obligations	224	10	213	10
16	Total cash outflows		255		250

Cash inflows
17	Secured lending	182	54	187	50
18	Inflows from fully performing exposures	62	33	69	37
19	Other cash inflows	19	19	19	19
20	Total cash inflows	263	105	276	106

Liquidity coverage ratio			Total adjusted value³		Total adjusted value³
21	High-quality liquid assets		191		174
22	Net cash outflows		150		144
23	Liquidity coverage ratio (%)		127		121

1 Calculated after the application of haircuts and inflow and outflow rates.   2 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.   3 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.

Liquidity and funding management

Funding

Our total outstanding long-term debt increased by CHF 3 billion to CHF 138 billion as of 30 September 2015. This was due to an increase of CHF 7 billion in long-term debt excluding structured debt, which comprises both senior and subordinated debt and is presented within Debt issued on the balance sheet, partly offset by a market-driven decline of CHF 4 billion in structured debt, which is presented as Financial liabilities designated at fair value on the balance sheet.

Long-term debt excluding structured debt increased during the third quarter by CHF 7 billion to CHF 76 billion as of 30 September 2015, mainly driven by new issuances in an amount equivalent to CHF 5.7 billion and foreign currency translation effects, partly offset by redemptions equivalent to CHF 1.4 billion. In August 2015, we issued US dollar-denominated high-trigger loss-absorbing, additional tier 1 perpetual capital notes in an amount equivalent to CHF 1.5 billion with a 6.875% initially fixed rate coupon and an optional first call date after 10 years. Moreover, in September 2015, we issued senior unsecured debt equivalent to CHF 4.2 billion, which will contribute to our TLAC. This issuance consisted of three US dollar-denominated tranches: i) USD 1.5 billion 5-year fixed rate with a coupon of 2.95%, ii) USD 2.5 billion 10-year fixed rate with a coupon of 4.125% and iii) USD 0.3 billion 5-year floating rate notes with a coupon of three-month USD Libor +1.44%. These issuances were partly offset by the maturity of a EUR 1.2 billion 5-year 3.5% fixed rate senior unsecured bond and a USD 0.2 billion 20-year 7.375% fixed rate subordinated tier 2 bond. During the third quarter of 2015, we continued to raise medium and long-term funds through medium-term note programs and private placements and through Swiss Pfandbriefe issuances.

→   Refer to the “Capital management” section of this report for more information on TLAC

Our short-term interbank deposits, presented as Due to banks on the balance sheet, together with our outstanding short-term debt, decreased by CHF 7 billion, primarily reflecting net maturities of certificates of deposit.

Our overall customer deposits increased by CHF 9 billion to CHF 386 billion, mainly driven by foreign currency translation effects, and still represent 57.5% of our funding sources as shown in the table on the next page.

Net stable funding ratio

In June 2015, the BCBS issued its guidance on “Net stable funding ratio (NSFR) disclosure standards” which is intended to provide a common disclosure framework for banks to disclose the calculation of the NSFR adopted by the BCBS in October 2014. Subject to national implementation, internationally active banks must comply with the NSFR and disclosure requirements from 1 January 2018.

The NSFR framework is intended to limit over-reliance on short-term wholesale funding to encourage better assessment of funding risk across all on- and off-balance sheet items, and to promote funding stability. NSFR consists of two components, the available stable funding (ASF) and the required stable funding (RSF). ASF is defined as the portion of capital and liabilities expected to be available over the period of one year. RSF is a function of the maturity, encumbrance and other characteristics of assets held and off-balance sheet exposures. The BCBS NSFR regulatory framework requires a ratio of at least 100% from 2018.

We report our estimated pro-forma NSFR based on current guidance from FINMA and will adjust our reporting according to the final implementation of the BCBS NSFR disclosure standards in Switzerland. In the third quarter of 2015, our estimated pro-forma NSFR increased 3 percentage points to 107%, mainly due to an increase of CHF 11 billion in ASF, primarily driven by the aforementioned issuances of additional tier 1 perpetual capital notes and senior unsecured debt and increased customer deposits.

Pro-forma net stable funding ratio
CHF billion, except where indicated	30.9.15	30.6.15
Available stable funding	430	419
Required stable funding	402	402
Pro-forma net stable funding ratio (%)	107	104

Funding by product and currency
	All currencies		All currencies¹		CHF¹		EUR¹		USD¹		Others¹
CHF billion	30.9.15	30.6.15	30.9.15	30.6.15	30.9.15	30.6.15	30.9.15	30.6.15	30.9.15	30.6.15	30.9.15	30.6.15
Securities lending	7.4	10.7	1.1	1.6	0.0	0.0	0.3	0.7	0.7	0.7	0.1	0.2
Repurchase agreements	17.4	13.0	2.6	2.0	0.0	0.0	0.8	0.6	1.1	0.7	0.7	0.6
Due to banks	11.2	13.3	1.7	2.0	0.4	0.5	0.1	0.1	0.7	0.9	0.5	0.5
Short-term debt issued²	26.4	31.3	3.9	4.8	0.1	0.1	0.4	0.3	2.8	3.5	0.7	0.9
Retail savings / deposits	155.6	150.2	23.2	22.9	13.6	13.8	0.8	0.8	8.8	8.2	0.0	0.0
Demand deposits	172.3	169.5	25.7	25.8	7.7	8.0	4.8	4.9	9.5	9.2	3.6	3.8
Fiduciary deposits	6.3	7.7	0.9	1.2	0.0	0.0	0.1	0.1	0.7	0.8	0.1	0.2
Time deposits	51.7	49.7	7.7	7.6	1.6	1.6	0.3	0.2	4.1	3.6	1.8	2.1
Long-term debt issued³	138.4	135.6	20.6	20.7	2.3	2.5	5.6	5.8	11.0	10.7	1.7	1.7
Cash collateral payables on derivative instruments	40.8	38.6	6.1	5.9	0.3	0.3	2.3	2.5	2.7	2.4	0.8	0.7
Prime brokerage payables	43.2	36.3	6.4	5.5	0.1	0.1	1.0	0.8	4.1	3.6	1.2	1.1
Total	670.5	655.8	100.0	100.0	26.0	26.8	16.5	16.9	46.1	44.4	11.3	11.8

1 As a percent of total funding sources.    2 Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.     3 Long-term debt issued also includes debt with a remaining time to maturity of less than one year.

Capital management

Capital management

Fully applied common equity tier 1 (CET1) capital¹ increased by CHF 0.7 billion to CHF 30.9 billion as of 30 September 2015 and our fully applied CET1 capital ratio decreased 0.1 percentage points to 14.3%. On a phase-in basis, our CET1 capital increased by CHF 1.8 billion to CHF 40.5 billion and our CET1 capital ratio increased 0.1 percentage points to 18.3%. Risk-weighted assets increased by CHF 6 billion to CHF 216 billion on a fully applied basis and by CHF 9 billion to CHF 221 billion on a phase-in basis. Our Swiss SRB leverage ratio increased 0.3 percentage points to 5.0% on a fully applied basis and 0.4 percentage points to 5.8% on a phase-in basis. During the third quarter of 2015, we issued CHF 1.5 billion of high-trigger additional tier 1 perpetual capital notes. We also issued CHF 4.2 billion of senior unsecured debt which will contribute to our total loss-absorbing capacity (TLAC).

1 Unless otherwise indicated, all information in this section is based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).

UBS is considered a systemically relevant bank (SRB) under Swiss banking law and both UBS Group and UBS AG are, on a consolidated basis, required to comply with regulations based on the Basel III framework as applicable for Swiss SRB. In addition, both UBS AG and UBS Switzerland AG are subject to capital regulations on a standalone basis. All our capital disclosures therefore focus on Swiss SRB Basel III capital information. Differences between Swiss SRB and BIS Basel III capital information on a UBS Group level are outlined in the subsection “Differences between Swiss SRB and BIS Basel III capital.”

→   Refer to the “Legal entity financial information” section of this report, and to the documents “UBS AG third quarter 2015 report” and “UBS Switzerland AG (standalone) regulatory information,” which will be available from 6 November 2015 in the section “Quarterly reporting” at www.ubs.com/investors, for more information

Regulatory framework

The Basel III framework came into effect in Switzerland on 1 January 2013 and includes prudential filters for the calculation of capital. These prudential filters consist mainly of capital deductions for deferred tax assets (DTA) recognized for tax loss carry-forwards, DTA on temporary differences that exceed a certain threshold and effects related to defined benefit plans. As these filters are being phased in between 2014 and 2018, their effects are gradually factored into our calculations of capital, risk-weighted assets (RWA) and capital ratios on a phase-in basis and are entirely reflected in our capital, RWA and capital ratios on a fully applied basis.

In 2015, we deduct from our phase-in CET1 capital 40% (in 2014: 20%) of: (i) DTA recognized for tax loss carry-forwards, (ii) DTA on temporary differences that exceed the threshold of 10% of CET1 capital excluding DTA on temporary differences and (iii) the effects related to the Swiss defined benefit plan under IAS 19 (revised).

Capital instruments that were treated as hybrid tier 1 capital and as tier 2 capital under the Basel 2.5 framework are being phased out under Basel III between 2013 and 2019. On a phase-in basis, our capital and capital ratios include the applicable portion of these capital instruments not yet phased out. Our capital and capital ratios on a fully applied basis do not include these capital instruments.

Capital requirements

As of 30 September 2015, our total capital requirement for both UBS Group and UBS AG (consolidated) was 12.6% of RWA, unchanged from 30 June 2015. The requirement as of 30 September 2015 consisted of: (i) base capital of 4.5%, (ii) buffer capital of 5.3%, of which 0.2% was attributable to the countercyclical buffer capital requirement and (iii) progressive buffer capital of 2.8%. We satisfied the base and buffer capital requirements, including the countercyclical buffer, through our CET1 capital. In addition, high-trigger loss-absorbing capital is included in the buffer capital. Low-trigger loss-absorbing capital satisfied the progressive buffer capital requirement.

National regulators can put in place a countercyclical buffer requirement of up to 2.5% of RWA for credit exposures in their jurisdiction. The Swiss Federal Council has activated a countercyclical buffer requirement, which has been 2% of RWA for mortgage loans on residential property in Switzerland since 30 June 2014.

Our requirement for the progressive buffer is dynamic and depends on our leverage ratio denominator (LRD) and our market share in the loans and deposits business in Switzerland. The progressive buffer requirement for 2019 currently stands at 4.5%, reflecting our LRD and market share information for 2014 provided by FINMA in June 2015. As a result, our total capital requirement on a fully applied basis is 17.5% for 2019.

Furthermore, banks governed under the Swiss SRB framework are eligible for a capital rebate on the progressive buffer if they take actions that facilitate recovery and resolvability beyond the minimum requirements to ensure the integrity of systemically important functions in the case of an impending insolvency. We have undertaken a series of measures intended to improve our resolvability. We are confident that the establishment of UBS Group AG and UBS Switzerland AG, along with our other announced measures as described in the “Recent developments” section of this report, will substantially enhance the resolvability of the Group. FINMA has confirmed that these measures were in principle suitable to warrant a rebate under the current Swiss capital regulation. Therefore, we expect that the Group will qualify for a rebate on the gone concern capital requirements under the new Swiss TBTF proposal, which should result in lower overall capital requirements for the Group. The amount and timing of any such rebate will depend on the actual execution of these measures and can therefore only be specified once all measures are implemented.

Similar to the other capital component requirements, the progressive buffer requirement is phased in gradually until 2019. As of 30 September 2015, the progressive buffer requirement was 2.8%, unchanged from 30 June 2015.

Capital management

The Financial Stability Board (FSB) determined that UBS is a global systemically important bank (G-SIB), using an indicator-based methodology adopted by the Basel Committee on Banking Supervision (BCBS). Based on published indicators, G-SIB are subject to additional CET1 capital buffer requirements in the range from 1.0% to 3.5%. These requirements will be phased in from 1 January 2016 to 31 December 2018 and become fully effective on 1 January 2019. In November 2014, the FSB determined that, based on the year-end 2013 indicators, the requirement for UBS Group is 1.0%. The results based on the year-end 2014 indicators are expected to be issued in November 2015. As our aforementioned Swiss SRB Basel III capital requirements exceed the BCBS requirements including the G-SIB buffer, UBS is not affected by the above.

In November 2014, the FSB proposed to introduce global standards for total loss-absorbing capacity (TLAC) to ensure that G-SIB have adequate loss-absorbing capacity to enable an orderly resolution. In October 2015, the Swiss Federal Council published proposed cornerstones of a revised Swiss too big to fail framework. For Swiss SRB, which operate internationally, the proposal revises existing capital requirements and establishes a TLAC requirement. These requirements would be phased in and become fully applicable by the end of 2019. Final FSB TLAC standards are expected to be published by the end of 2015 and we believe that the proposed Swiss standards will be at least as stringent as the standards the FSB adopts. In general, TLAC encompasses regulatory capital such as CET1, additional tier 1 (AT1) and tier 2 capital as well as liabilities that can be written down or converted into equity in case of resolution or recovery measures. During the third quarter of 2015, we issued CHF 4.2 billion of senior unsecured debt which will contribute to our TLAC under the new regulations. We strive to further strengthen our capital position to meet potential future changes in capital requirements.

→   Refer to the “Recent developments” section of this report for more information on the proposed new capital framework for Swiss SRB

→   Refer to the “Liquidity and funding management” section of this report for more information on our debt issuances

The BCBS and other financial regulators are currently considering changes to the Basel III capital framework. These changes, if adopted, would result in higher RWA for our current activities.

Swiss SRB Basel III capital information (UBS Group)

In this section we disclose UBS Group AG (consolidated) capital information. Relevant information for UBS AG (consolidated) is provided in the section “Swiss SRB Basel III capital information (UBS AG consolidated).”

Swiss SRB Basel III available capital versus capital requirements (phase-in)
	Capital ratio (%)				Capital
CHF million, except where indicated	Requirement¹	Actual²˒³			Requirement	Actual²˒³
	30.9.15	30.9.15	30.6.15	31.12.14	30.9.15	30.9.15	30.6.15	31.12.14
Base capital (common equity tier 1 capital)	4.5	4.5	4.5	4.0	9,934	9,934	9,544	8,835
Buffer capital (common equity tier 1 capital and high-trigger loss-absorbing capital)	5.3⁴	15.7	15.0	15.4	11,673	34,740	31,711	34,027
of which: effect of countercyclical buffer	0.2	0.2	0.2	0.1	359	359	364	322
Progressive buffer capital (low-trigger loss-absorbing capital)	2.8	4.8	4.7	5.2	6,250	10,566	9,869	11,398
Phase-out capital (tier 2 capital)		0.8	0.8	0.9		1,667	1,798	2,050
Total	12.6	25.8	25.0	25.5	27,857	56,906	52,923	56,310

1 Prior to the implementation of the Basel III framework, FINMA also defined a total capital ratio target for UBS Group of 14.4% which is effective until the Swiss SRB Basel III transitional capital requirement exceeds a total capital ratio of 14.4%.    2 Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    3 Since 31 March 2015, high-trigger loss-absorbing capital (LAC) is included in the buffer capital. As of 31 December 2014, high-trigger LAC was included in the progressive buffer capital.    4 CET1 capital can be substituted by high-trigger LAC up to 2.3% in 2015.

Swiss SRB Basel III capital information
	Phase-in			Fully applied
CHF million, except where indicated	30.9.15	30.6.15	31.12.14	30.9.15	30.6.15	31.12.14
Tier 1 capital	44,125	40,593	42,863	36,526	34,042	29,408
of which: common equity tier 1 capital	40,488	38,706	42,863	30,948	30,265	28,941
of which: additional tier 1 capital (high-trigger loss-absorbing capital)	3,270	1,631	0	3,270	1,631	467
of which: additional tier 1 capital (low-trigger loss-absorbing capital)¹	367	256	0	2,308	2,145	0
Tier 2 capital	12,781	12,329	13,448	11,114	10,531	11,398
of which: high-trigger loss-absorbing capital	916	918	946	916	918	946
of which: low-trigger loss-absorbing capital	10,198	9,613	10,451	10,198	9,613	10,451
of which: phase-out capital	1,667	1,798	2,050
Total capital	56,906	52,923	56,310	47,640	44,573	40,806
Common equity tier 1 capital ratio (%)	18.3	18.2	19.4	14.3	14.4	13.4
Tier 1 capital ratio (%)	20.0	19.1	19.4	16.9	16.2	13.6
Total capital ratio (%)	25.8	25.0	25.5	22.0	21.2	18.9
Risk-weighted assets	220,755	212,088	220,877	216,314	209,777	216,462

1 Consists on a phase-in basis of low-trigger loss-absorbing capital (30 September 2015: CHF 2,308 million, 30 June 2015: CHF 2,145 million, 31 December 2014: CHF 0 million) and hybrid capital subject to phase-out (30 September 2015: CHF 1,919 million, 30 June 2015: CHF 1,840 million, 31 December 2014: CHF 3,210 million), partly offset by required deductions for goodwill (30 September 2015: CHF 3,859 million, 30 June 2015: CHF 3,729 million, 31 December 2014: CHF 3,677 million).

Capital management

Capital ratios

In the third quarter of 2015, our fully applied CET1 capital ratio decreased 0.1 percentage points to 14.3%, resulting from a CHF 6.5 billion increase in RWA, partly offset by a CHF 0.7 billion increase in CET1 capital. On a phase-in basis, our CET1 capital ratio increased 0.1 percentage points to 18.3%, due to an increase of CHF 1.8 billion in phase-in CET1 capital, partly offset by a CHF 8.7 billion increase in RWA.

Our tier 1 capital ratio increased 0.7 percentage points to 16.9% on a fully applied basis and 0.9 percentage points to 20.0% on a phase-in basis. Both increases were mainly due to the issuance of AT1 capital in August 2015.

Our total capital ratio increased 0.8 percentage points to 22.0% on a fully applied basis and to 25.8% on a phase-in basis during the third quarter of 2015.

Post-stress CET1 capital ratio

Our capital returns policy targets a pay-out ratio of at least 50% of net profit, subject to maintaining a fully applied CET1 capital ratio of at least 13% and a post-stress fully applied CET1 capital ratio of at least 10%. As of 30 September 2015, our post-stress CET1 capital ratio exceeded the 10% objective.

→   Refer to the “Risk and treasury management key developments” section of this report for more information on our post-stress CET1 capital ratio

Eligible capital

Tier 1 capital

Our tier 1 capital consists of CET1 capital and AT1 capital. An analysis of our tier 1 capital movement in the third quarter of 2015 is provided in the table “Swiss SRB Basel III capital movement.”

Our CET1 capital mainly consists of share capital, share premium, which consists primarily of additional paid-in capital related to shares issued, and retained earnings. A detailed reconciliation of IFRS equity to CET1 capital is provided in the table “Reconciliation IFRS equity to Swiss SRB Basel III capital.”

During the third quarter of 2015,  our fully applied CET1 capital increased by CHF 0.7 billion to CHF 30.9 billion, mainly reflecting the operating profit before tax in the third quarter and positive foreign currency translation effects, partly offset by accruals for capital returns to shareholders. Our phase-in CET1 capital increased by CHF 1.8 billion to CHF 40.5 billion, primarily due to the same factors that contributed to the increase in our fully applied CET1 capital as well as increases in deferred tax assets on temporary differences.

Our AT1 capital increased by CHF 1.8 billion to CHF 5.6 billion on a fully applied basis, mainly due to the aforementioned issuance of AT1 capital in August 2015, in the form of US dollar-denominated high-trigger perpetual capital notes equivalent to CHF 1.5 billion with an optional first call date after 10 years. As of 30 September 2015, our high-trigger loss-absorbing AT1 capital amounted to CHF 3.3 billion and included US dollar-denominated notes in the amount of USD 1.25 billion and USD 1.58 billion with a write-down threshold set at a 7% phase-in CET1 capital ratio. In addition, our AT1 capital included deferred contingent capital plan (DCCP) awards granted for the performance year 2014 with a write-down threshold set at a 7% phase-in CET1 capital ratio, or 10% with respect to awards granted to members of the Group Executive Board. Our low-trigger loss-absorbing AT1 capital amounted to CHF 2.3 billion and consisted of notes with a nominal amount of USD 1.25 billion and EUR 1.0 billion, respectively, and a write-down threshold set at a 5.125% phase-in CET1 capital ratio. In addition to the CET1 capital ratio trigger, our loss-absorbing capital instruments would be written down if FINMA determined that a write-down were necessary to ensure UBS’s viability, or if UBS received a commitment of governmental support that FINMA determined to be necessary to ensure UBS’s viability.

On a phase-in basis, our AT1 capital was CHF 3.6 billion as of 30 September 2015, consisting of the aforementioned high-trigger and low-trigger loss-absorbing capital of CHF 3.3 billion and CHF 2.3 billion, respectively, as well as CHF 1.9 billion in hybrid capital subject to phase-out, partly offset by required deductions of CHF 3.9 billion related to goodwill.

Tier 2 capital

During the third quarter of 2015, our tier 2 capital increased by CHF 0.6 billion to CHF 11.1 billion on a fully applied basis and by CHF 0.5 billion to CHF 12.8 billion on a phase-in basis. These increases were both mainly due to positive foreign currency translation effects.

As of 30 September 2015, low-trigger loss-absorbing capital accounted for approximately CHF 10.2 billion of tier 2 capital and consisted of one euro-denominated and four US dollar-denominated subordinated notes with a write-down threshold set at a 5% phase-in UBS AG (consolidated) CET1 capital ratio. Moreover, our tier 2 capital included high-trigger loss-absorbing capital of approximately CHF 0.9 billion, as outstanding DCCP awards granted for the performance years 2012 and 2013 qualify as tier 2 loss-absorbing capital. These awards have a write-down threshold set at a 7% phase-in CET1 capital ratio, or 10% with respect to awards granted to members of the Group Executive Board for the performance year 2013. In addition, our loss-absorbing capital instruments would be written down if FINMA determined that a write-down were necessary to ensure UBS’s viability, or if UBS received a commitment of governmental support that FINMA determined to be necessary to ensure UBS’s viability.

The remainder of tier 2 capital of approximately CHF 1.7 billion on a phase-in basis consisted of outstanding tier 2 instruments which will be phased out by 2019.

Swiss SRB Basel III capital movement
CHF billion	Phase-in	Fully applied
Common equity tier 1 capital as of 30.6.15	38.7	30.3
Movements during the third quarter of 2015:
Operating profit / (loss) before tax	0.8	0.8
Compensation and own shares-related capital components (including share premium)	0.3	0.3
Deferred tax assets on temporary differences	1.0	0.2
Current tax effect	(0.2)	(0.2)
Foreign currency translation effects	0.6	0.3
Other¹	(0.7)	(0.7)
Total movement	1.8	0.7
Common equity tier 1 capital as of 30.9.15	40.5	30.9
Additional tier 1 capital as of 30.6.15	1.9	3.8
Movements during the third quarter of 2015:
Issuance of high-trigger loss-absorbing capital	1.5	1.5
Foreign currency translation effects and other	0.3	0.3
Total movement	1.8	1.8
Additional tier 1 capital as of 30.9.15	3.6	5.6
Tier 2 capital as of 30.6.15	12.3	10.5
Movements during the third quarter of 2015:
Foreign currency translation effects and other	0.5	0.6
Total movement	0.5	0.6
Tier 2 capital as of 30.9.15	12.8	11.1
Total capital as of 30.9.15	56.9	47.6
Total capital as of 30.6.15	52.9	44.6
1 Includes accruals for capital returns to shareholders.

Capital management

Reconciliation IFRS equity to Swiss SRB Basel III capital
	Phase-in			Fully applied
CHF million	30.9.15	30.6.15	31.12.14	30.9.15	30.6.15	31.12.14
Equity attributable to UBS Group AG shareholders	54,077	50,211	50,608	54,077	50,211	50,608
Equity attributable to non-controlling interests in UBS AG		1,164	1,702		1,164	1,702
Equity attributable to preferred noteholders and other non-controlling interests	1,957	1,878	2,058	1,957	1,878	2,058
Total IFRS equity	56,034	53,253	54,368	56,034	53,253	54,368
Equity attributable to preferred noteholders and other non-controlling interests	(1,957)	(1,878)	(2,058)	(1,957)	(1,878)	(2,058)
Defined benefit plans (before phase-in, as applicable)¹			3,997	0	0	0
Defined benefit plans, 40% phase-in	0	0	(799)
Deferred tax assets recognized for tax loss carry-forwards (before phase-in, as applicable)				(6,506)	(6,312)	(8,047)
Deferred tax assets recognized for tax loss carry-forwards, 40% phase-in	(2,602)	(2,525)	(1,605)
Deferred tax assets on temporary differences, excess over threshold	(667)	(115)	0	(2,443)	(1,040)	(604)
Goodwill, net of tax, less hybrid capital and loss-absorbing capital²	(2,573)	(2,486)	(3,010)	(6,432)	(6,215)	(6,687)
Intangible assets, net of tax	(339)	(351)	(410)	(339)	(351)	(410)
Unrealized (gains) / losses from cash flow hedges, net of tax	(2,056)	(1,626)	(2,156)	(2,056)	(1,626)	(2,156)
Compensation and own shares-related capital components (not recognized in net profit)	(1,527)	(1,523)	(1,219)	(1,527)	(1,523)	(1,219)
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	(462)	(412)	136	(462)	(412)	136
Unrealized gains related to financial investments available-for-sale, net of tax	(351)	(312)	(384)	(351)	(312)	(384)
Prudential valuation adjustments	(61)	(84)	(123)	(61)	(84)	(123)
Consolidation scope	(85)	(76)	(88)	(85)	(76)	(88)
Other³	(2,865)	(3,158)	(3,786)	(2,865)	(3,158)	(3,786)
Common equity tier 1 capital	40,488	38,706	42,863	30,948	30,265	28,941
Hybrid capital subject to phase-out	1,919	1,840	3,210
High-trigger loss-absorbing capital	3,270	1,631	467	3,270	1,631	467
Low-trigger loss-absorbing capital	2,308	2,145	0	2,308	2,145	0
Goodwill, net of tax, offset against hybrid capital and loss-absorbing capital	(3,859)	(3,729)	(3,677)
Additional tier 1 capital	3,638	1,887	0	5,578	3,777	467
Tier 1 capital	44,125	40,593	42,863	36,526	34,042	29,408
Tier 2 capital	12,781	12,329	13,448	11,114	10,531	11,398
Total capital	56,906	52,923	56,310	47,640	44,573	40,806

1 Phase-in number net of tax, fully applied number pre-tax.    2 Includes goodwill related to significant investments in financial institutions of CHF 358 million.    3 Includes the net charge for the compensation-related increase in high-trigger loss-absorbing capital for tier 2 and additional tier 1 capital, accruals for capital returns to shareholders and other items.

Additional capital information

In order to ensure the consistency and comparability of regulatory capital instruments disclosures for all market participants, BIS and FINMA Basel III Pillar 3 rules require banks and banking groups to disclose the main features of eligible capital instruments and their terms and conditions. This information is available in the “Bondholder information” section of our Investor Relations website.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on the capital instruments of UBS Group and of UBS AG both on a consolidated and on a standalone basis

In order to fulfill the BIS and FINMA Basel III Pillar 3 composition of capital disclosure requirements, a full reconciliation of all regulatory capital elements to the published IFRS balance sheet is disclosed in the “Pillar 3, SEC filings & other disclosures” section of our Investor Relations website.

→   Refer to the “Pillar 3, SEC filings & other disclosures” section at www.ubs.com/investors

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the scope under IFRS and includes subsidiaries directly or indirectly controlled by UBS Group AG that are active in the banking and finance sector. However, subsidiaries consolidated under IFRS that are active in sectors other than banking and finance are excluded from the regulatory scope of consolidation. More information on the IFRS scope of consolidation, the list of significant subsidiaries included in this scope and details on entities that are treated differently under the regulatory and the IFRS scope of consolidation as of 31 December 2014 are available in the “Financial information” section of our Annual Report 2014. Details as of 30 June 2015 on entities which are treated differently under the regulatory and the IFRS scope of consolidation are available in our UBS Group Basel III Pillar 3 First Half 2015 Report.

→   Refer to “Note 1 Summary of significant accounting policies” and “Note 30 Interests in subsidiaries and other entities” and “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” in the “Financial information” section of our Annual Report 2014, and the “Pillar 3, SEC filings & other disclosures” section at www.ubs.com/investors  for more information

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 16 Provisions and contingent liabilities” within the “UBS Group financial statements” section of this report. For this purpose, we have used the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at CHF 3.7 billion as of 30 September 2015. Because this estimate is based upon historical data for the relevant risk categories, it does not constitute a subjective assessment of UBS’s actual exposures in those matters and does not take into account any provisions recognized for those matters. For this reason, and because some of those matters are not expected to be resolved within the next 12 months, any possible losses that we may incur with respect to those matters may be materially more or materially less than this estimated amount.

→   Refer to “Note 16  Provisions and contingent liabilities” in the “UBS Group financial statements” section of this report for more information

Sensitivity to currency movements

Group Asset and Liability Management (Group ALM) is mandated with the task of minimizing adverse effects from changes in currency rates on our fully applied CET1 capital and CET1 capital ratio. A significant portion of our Basel III capital and RWA is denominated in US dollars, euros, British pounds and other foreign currencies. In order to hedge the CET1 capital ratio, CET1 capital needs to have foreign currency exposure, leading to currency sensitivity of CET1 capital. As a consequence, it is not possible to simultaneously fully hedge the capital and the capital ratio. As the proportion of RWA denominated in foreign currencies outweighs the capital in these currencies, a significant appreciation of the Swiss franc against these currencies could benefit our Basel III capital ratios, while a significant depreciation of the Swiss franc against these currencies could adversely affect our Basel III capital ratios. The Group Asset and Liability Management Committee (Group ALCO), a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on the fully applied CET1 capital and capital ratio. Limits are in place for the sensitivity of both CET1 capital and the capital ratio to a ±10% change in the value of the Swiss franc against other currencies.

Capital management

The currency mix of our capital also affects the sensitivity of our leverage ratios to foreign exchange movements. When adjusting the currency mix in capital, potential effects on the leverage ratios are taken into account.

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased fully applied CET1 capital by CHF 903 million as of 30 September 2015 (30 June 2015: CHF 975 million) and would have reduced the fully applied CET1 capital ratio by 23 basis points (30 June 2015: 18 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced fully applied CET1 capital by CHF 817 million (30 June 2015: CHF 882 million) and increased the fully applied CET1 capital ratio by 23 basis points (30 June 2015: 18 basis points). The above-mentioned estimated effects do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

Differences between Swiss SRB and BIS Basel III capital

Our Swiss SRB Basel III and BIS Basel III capital is the same on both a fully applied and a phase-in basis, except for two specific tier 2 capital items. First, under Swiss SRB rules, the amount of our tier 2 high-trigger loss-absorbing capital, in the form of awards under our 2012 and 2013 DCCP, was CHF 454 million higher than under BIS rules as of 30 September 2015. Second, a portion of unrealized gains on financial investments available-for-sale, totaling CHF 188 million as of 30 September 2015, was recognized as tier 2 capital under BIS Basel III rules, but not under Swiss SRB regulations.

Differences between Swiss SRB and BIS Basel III capital information
As of 30.9.15	Phase-in			Fully applied
CHF million, except where indicated	Swiss SRB	BIS	Differences Swiss SRB versus BIS	Swiss SRB	BIS	Differences Swiss SRB versus BIS
Tier 1 capital	44,125	44,125	0	36,526	36,526	0
of which: common equity tier 1 capital	40,488	40,488	0	30,948	30,948	0
of which: additional tier 1 capital (high-trigger loss-absorbing capital)	3,270	3,270	0	3,270	3,270	0
of which: additional tier 1 capital (low-trigger loss-absorbing capital)	367	367	0	2,308	2,308	0
Tier 2 capital	12,781	12,516	265	11,114	10,849	265
of which: high-trigger loss-absorbing capital	916	462	454	916	462	454
of which: low-trigger loss-absorbing capital	10,198	10,198	0	10,198	10,198	0
of which: phase-out capital and other tier 2 capital	1,667	1,855	(188)		188	(188)
Total capital	56,906	56,641	265	47,640	47,375	265
Common equity tier 1 capital ratio (%)	18.3	18.3	0.0	14.3	14.3	0.0
Tier 1 capital ratio (%)	20.0	20.0	0.0	16.9	16.9	0.0
Total capital ratio (%)	25.8	25.7	0.1	22.0	21.9	0.1
Risk-weighted assets	220,755	220,755	0	216,314	216,314	0

Swiss SRB Basel III capital information (UBS AG consolidated)

In this section we disclose UBS AG (consolidated) capital information and differences between UBS Group AG (consolidated) and UBS AG (consolidated).

Swiss SRB Basel III available capital versus capital requirements (phase-in) – UBS AG (consolidated)
	Capital ratio (%)				Capital
CHF million, except where indicated	Requirement¹	Actual²			Requirement	Actual²
	30.9.15	30.9.15	30.6.15	31.12.14	30.9.15	30.9.15	30.6.15	31.12.14
Base capital (common equity tier 1 capital)	4.5	4.5	4.5	4.0	9,963	9,963	9,548	8,846
Buffer capital (common equity tier 1 capital)	5.3	13.8	14.0	15.9	11,706	30,617	29,622	35,244
of which: effect of countercyclical buffer	0.2	0.2	0.2	0.1	359	359	364	322
Progressive buffer capital (low-trigger loss-absorbing capital)	2.8	4.6	4.5	4.7	6,269	10,198	9,613	10,451
Phase-out capital (tier 2 capital)		0.8	0.8	0.9		1,667	1,798	2,050
Total	12.6	23.7	23.8	25.6	27,938	52,446	50,580	56,591

1 The total capital ratio requirement of 12.6% is the current phase-in requirement according to the Swiss Capital Adequacy Ordinance. Prior to the implementation of the Basel III framework, FINMA also defined a total capital ratio target for UBS AG consolidated of 14.4% which will be effective until it is exceeded by the Swiss SRB Basel III phase-in capital requirement.    2 Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.

Swiss SRB Basel III capital information – UBS AG (consolidated)
	Phase-in			Fully applied
CHF million, except where indicated	30.9.15	30.6.15	31.12.14	30.9.15	30.6.15	31.12.14
Tier 1 capital	40,581	39,169	44,090	33,183	32,834	30,805
of which: common equity tier 1 capital	40,581	39,169	44,090	33,183	32,834	30,805
Tier 2 capital	11,865	11,411	12,501	10,198	9,613	10,451
of which: low-trigger loss-absorbing capital	10,198	9,613	10,451	10,198	9,613	10,451
of which: phase-out capital	1,667	1,798	2,050
Total capital	52,446	50,580	56,591	43,381	42,447	41,257
Common equity tier 1 capital ratio (%)	18.3	18.5	19.9	15.3	15.6	14.2
Tier 1 capital ratio (%)	18.3	18.5	19.9	15.3	15.6	14.2
Total capital ratio (%)	23.7	23.8	25.6	19.9	20.2	19.0
Risk-weighted assets	221,410	212,173	221,150	217,472	210,400	217,158

Capital management

Differences between UBS Group AG (consolidated) and UBS AG (consolidated)

As of 30 September 2015, fully applied total capital of UBS AG (consolidated) was CHF 4.3 billion lower than for UBS Group AG (consolidated), reflecting CHF 5.6 billion lower AT1 capital and CHF 0.9 billion lower tier 2 capital, partly offset by CHF 2.2 billion higher CET1 capital.

The difference of CHF 2.2 billion in fully applied CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments which are reflected on the level of UBS Group AG.

The difference of CHF 5.6 billion in fully applied AT1 capital relates to the issuances of AT1 capital notes by UBS Group AG in the first nine months of 2015, as well as CHF 0.5 billion of high-trigger loss-absorbing DCCP awards granted to eligible employees for the performance year 2014.

The difference of CHF 0.9 billion in tier 2 capital relates to high-trigger loss-absorbing capital, in the form of 2012 and 2013 DCCP awards, held at the UBS Group AG level.

Differences in capital between UBS Group and UBS AG (consolidated) related to employee compensation plans will reverse to the extent underlying services are performed by employees of, and are consequently charged to, UBS AG and its subsidiaries. Such reversal generally occurs over the service period of the employee compensation plans.

Differences in RWA between UBS Group AG (consolidated) and UBS AG (consolidated) were not material as of 30 September 2015.

Swiss SRB Basel III capital information (UBS Group vs UBS AG consolidated)
As of 30.9.15	Phase-in			Fully applied
	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
CHF million, except where indicated
Tier 1 capital	44,125	40,581	3,544	36,526	33,183	3,343
of which: common equity tier 1 capital	40,488	40,581	(93)	30,948	33,183	(2,235)
of which: additional tier 1 capital (high-trigger loss-absorbing capital)	3,270	0	3,270	3,270	0	3,270
of which: additional tier 1 capital (low-trigger loss-absorbing capital)	367	0	367	2,308	0	2,308
Tier 2 capital	12,781	11,865	916	11,114	10,198	916
of which: high-trigger loss-absorbing capital	916	0	916	916	0	916
of which: low-trigger loss-absorbing capital	10,198	10,198	0	10,198	10,198	0
of which: phase-out capital and other tier 2 capital	1,667	1,667	0
Total capital	56,906	52,446	4,460	47,640	43,381	4,259
Common equity tier 1 capital ratio (%)	18.3	18.3	0.0	14.3	15.3	(1.0)
Tier 1 capital ratio (%)	20.0	18.3	1.7	16.9	15.3	1.6
Total capital ratio (%)	25.8	23.7	2.1	22.0	19.9	2.1
Risk-weighted assets	220,755	221,410	(655)	216,314	217,472	(1,158)

Reconciliation IFRS equity to Swiss SRB Basel III capital (UBS Group vs UBS AG consolidated)
As of 30.9.15	Phase-in			Fully applied
	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
CHF million
Equity attributable to shareholders	54,077	54,126	(49)	54,077	54,126	(49)
Equity attributable to preferred noteholders and other non-controlling interests	1,957	1,957	0	1,957	1,957	0
Total IFRS equity	56,034	56,083	(49)	56,034	56,083	(49)
Equity attributable to preferred noteholders and other non-controlling interests	(1,957)	(1,957)	0	(1,957)	(1,957)	0
Deferred tax assets recognized for tax loss carry-forwards	(2,602)	(2,602)	0	(6,506)	(6,506)	0
Deferred tax assets on temporary differences, excess over threshold	(667)	(662)	(5)	(2,443)	(2,237)	(206)
Goodwill, net of tax, less hybrid capital and loss-absorbing capital	(2,573)	(4,513)	1,940	(6,432)	(6,432)	0
Intangible assets, net of tax	(339)	(339)	0	(339)	(339)	0
Unrealized (gains) / losses from cash flow hedges, net of tax	(2,056)	(2,056)	0	(2,056)	(2,056)	0
Compensation and own shares-related capital components (not recognized in net profit)	(1,527)		(1,527)	(1,527)		(1,527)
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	(462)	(462)	0	(462)	(462)	0
Unrealized gains related to financial investments available-for-sale, net of tax	(351)	(351)	0	(351)	(351)	0
Prudential valuation adjustments	(61)	(61)	0	(61)	(61)	0
Consolidation scope	(85)	(85)	0	(85)	(85)	0
Other	(2,865)	(2,413)	(452)	(2,865)	(2,413)	(452)
Common equity tier 1 capital	40,488	40,581	(93)	30,948	33,183	(2,235)
Hybrid capital subject to phase-out	1,919	1,919	0
High-trigger loss-absorbing capital	3,270		3,270	3,270		3,270
Low-trigger loss-absorbing capital	2,308		2,308	2,308		2,308
Goodwill, net of tax, offset against hybrid capital and loss-absorbing capital	(3,859)	(1,919)	(1,940)
Additional tier 1 capital	3,638	0	3,638	5,578		5,578
Tier 1 capital	44,125	40,581	3,544	36,526	33,183	3,343
Tier 2 capital	12,781	11,865	916	11,114	10,198	916
Total capital	56,906	52,446	4,460	47,640	43,381	4,259

Capital management

Risk-weighted assets (UBS Group)

Our risk-weighted assets (RWA) under BIS Basel III are the same as under Swiss SRB Basel III. Furthermore, RWA on a fully applied basis are the same as on a phase-in basis, except for differences related to defined benefit plans and DTA on temporary differences.

On a fully applied basis, any net defined benefit-related asset recognized in accordance with IAS 19 (revised) Employee Benefits is fully deducted from CET1 capital. On a phase-in basis, the deduction of net defined benefit-related assets from capital is phased in, and the portion of the net defined benefit asset that is not yet deducted from CET1 capital is risk weighted at 100%.

On a fully applied basis, DTA on temporary differences that are below the fully applied deduction threshold are risk weighted at 250%. On a phase-in basis, the amount risk weighted at 250% is higher due to the higher deduction threshold.

Due to the aforementioned differences, as of 30 September 2015, our phase-in RWA were CHF 4.4 billion higher than our fully applied RWA, entirely attributable to non-counterparty-related risk RWA.

In the third quarter of 2015, RWA increased by CHF 6.5 billion to CHF 216.3 billion on a fully applied basis and by CHF 8.7 billion to CHF 220.8 billion on a phase-in basis. Detailed RWA information is presented in the tables “Basel III risk-weighted assets by risk type, exposure and business divisions and Corporate Center units.”

→   Refer to the “Corporate Center” section of this report for more information on risk-weighted assets of Corporate Center – Non-core and Legacy Portfolio

Credit risk

Credit risk RWA increased by CHF 0.8 billion to CHF 108.2 billion as of 30 September 2015. Credit risk RWA increased by CHF 1.2 billion in the Investment Bank and CHF 0.8 billion in Wealth Management Americas, partly offset by a decrease of CHF 0.9 billion in Corporate Center – Group Asset and Liability Management (Group ALM).

The increase of CHF 1.2 billion in the Investment Bank was mainly due to increased loan commitments and an increase in the internal ratings-based multiplier on exposures to corporates. In addition, in the third quarter of 2015, we revised the methodology to allocate to the reporting segments RWA related to default fund contributions to central counterparties. This resulted in slightly higher RWA in the Investment Bank.

Credit risk RWA in Wealth Management Americas increased by CHF 0.8 billion, mainly due to increases in loan exposures and foreign currency effects.

Credit risk RWA in Corporate Center – Group ALM decreased by CHF 0.9 billion, mainly due to the aforementioned change in allocation methodology.

Non-counterparty-related risk

Non-counterparty-related risk RWA increased by CHF 0.9 billion to CHF 15.9 billion on a fully applied basis and by CHF 3.0 billion to CHF 20.3 billion on a phase-in basis. The increase in phase-in non-counterparty-related risk RWA was mainly related to an increase in DTA on temporary differences.

Market risk

Market risk RWA increased by CHF 4.6 billion to CHF 17.3 billion, mainly due to increases of CHF 3.8 billion in the Investment Bank and CHF 1.5 billion in Corporate Center – Services, partly offset by a decrease of CHF 1.0 billion in Corporate Center – Group ALM. Of this increase, CHF 1.6 billion resulted from a fifth backtesting exception occurring within a 250-day window, which led to an increase from 3 to 3.4 in the VaR multiplier used to convert regulatory VaR and stressed VaR to a capital charge. The capital charge is multiplied by a fixed 1250% to obtain an RWA equivalent. A further CHF 1.1 billion increase resulted from routine updates of the historical data set used to calculate VaR and stressed VaR, reflecting the inclusion of the period of recent market volatility in the data set, along with additional data granularity being introduced as part of our ongoing efforts to address potential enhancements identified through our risks-not-in-VaR process. These effects contributed to increases in both VaR and stressed VaR, and correspondingly to an increased add-on for risks-not-in-VaR, which is calculated as a percentage of VaR and Stressed VaR.

→   Refer to “Market risk” in the “Risk management and control” section of this report for more information

Operational risk

Operational risk RWA were broadly unchanged at CHF 75.0 billion as of 30 September 2015 compared with CHF 74.7 billion as of 30 June 2015. Incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA were unchanged at CHF 13.3 billion as of 30 September 2015.

→   Refer to “Operational risk” in the “Risk management and control” section of this report for more information

Capital management

Basel III risk-weighted assets by risk type, exposure and business divisions and Corporate Center units
	30.9.15
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement¹
Credit risk	13.2	8.6	33.3	2.2	36.5	1.3	4.6	8.6	108.2	13.7
Advanced IRB approach	8.9	3.2	31.5	1.1	32.6	0.2	2.0	6.2	85.5	10.8
Sovereigns²	0.0	0.0	0.1	0.0	0.6	0.0	0.4	0.1	1.2	0.2
Banks²	0.0	0.0	1.0	0.0	4.8	0.1	0.7	1.0	7.5	1.0
Corporates²	0.5	0.0	15.4	0.0	23.9	0.0	0.8	2.3	42.9	5.4
Retail	7.7	3.0	13.5	0.0	0.0	0.0	0.0	0.0	24.3	3.1
Other³	0.7	0.1	1.6	1.1	3.2	0.1	0.1	2.8	9.6	1.2
Standardized approach	4.3	5.4	1.8	1.1	3.9	1.1	2.6	2.4	22.7	2.9
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Banks	0.1	0.4	0.1	0.1	0.2	0.0	0.9	0.2	2.1	0.3
Corporates	1.4	3.3	0.3	0.9	1.9	1.0	0.9	0.9	10.6	1.3
Central counterparties²	0.0	0.0	0.0	0.0	1.7	0.0	0.8	0.6	3.1	0.4
Retail	2.3	1.6	0.1	0.0	0.0	0.0	0.0	0.0	4.0	0.5
Other³	0.4	0.1	1.3	0.1	0.0	0.0	0.0	0.8	2.7	0.3
Non-counterparty-related risk	0.1	0.0	0.1	0.0	0.1	20.0	0.0	0.0	20.3	2.6
Market risk	0.0	1.2	0.0	0.0	14.5	(4.1)⁴	2.5	3.0	17.3	2.2
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	2.2	(1.1)	0.6	0.4	2.2	0.3
Stressed value-at-risk (SVaR)	0.0	0.4	0.0	0.0	4.7	(2.2)	1.1	0.8	4.8	0.6
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	5.3	0.0	0.4	1.0	6.7	0.8
Incremental risk charge (IRC)	0.0	0.6	0.0	0.0	2.1	(0.8)	0.5	0.2	2.6	0.3
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
Securitization / re-securitization in the trading book	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.6	0.8	0.1
Operational risk	12.8	12.5	1.6	0.9	17.1	9.6	0.1	20.4	75.0	9.5
of which: incremental RWA⁵	5.5	1.7	0.5	0.0	0.0	3.0	0.0	2.6	13.3	1.7
Total RWA, phase-in	26.1	22.3	34.9	3.1	68.2	26.8	7.3	32.1	220.8	27.9
Phase-out items⁶	0.0	0.0	0.0	0.0	0.0	4.4	0.0	0.0	4.4
Total RWA, fully applied	26.1	22.3	34.9	3.1	68.2	22.3	7.3	32.1	216.3

1 Calculated based on our Swiss SRB Basel III total capital requirement of 12.6% of RWA.    2 Includes stressed expected positive exposures.    3 Includes securitization / re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.    4 Corporate Center – Services market risk RWA were negative, as they included the effect of portfolio diversification across businesses.    5 Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.    6 Phase-out items are entirely related to non-counterparty-related risk RWA.

Basel III risk-weighted assets by risk type, exposure and business divisions and Corporate Center units
	30.6.15
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement¹
Credit risk	12.8	7.8	33.1	2.4	35.3	1.6	5.5	8.8	107.4	13.6
Advanced IRB approach	8.9	2.8	31.4	1.2	31.3	0.2	1.9	6.3	84.1	10.6
Sovereigns²	0.0	0.0	0.1	0.0	0.6	0.0	0.2	0.1	1.0	0.1
Banks²	0.1	0.0	1.1	0.0	3.9	0.1	0.9	1.0	7.0	0.9
Corporates²	0.8	0.0	15.4	0.0	23.3	0.0	0.7	2.3	42.5	5.4
Retail	7.5	2.7	13.3	0.0	0.0	0.0	0.0	0.0	23.5	3.0
Other³	0.6	0.1	1.4	1.2	3.6	0.1	0.1	2.9	10.0	1.3
Standardized approach	3.8	5.0	1.7	1.2	3.9	1.5	3.6	2.5	23.3	2.9
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Banks	0.1	0.4	0.1	0.1	0.2	0.0	0.9	0.2	1.9	0.2
Corporates	1.2	2.9	0.3	1.0	2.4	1.4	0.9	1.1	11.2	1.4
Central counterparties²	0.0	0.0	0.0	0.0	1.3	0.0	1.8	0.2	3.3	0.4
Retail	2.2	1.6	0.1	0.0	0.0	0.0	0.0	0.0	3.9	0.5
Other³	0.3	0.1	1.1	0.1	0.0	0.0	0.0	1.0	2.7	0.3
Non-counterparty-related risk	0.1	0.0	0.1	0.0	0.1	17.1	0.0	0.0	17.3	2.2
Market risk	0.0	1.3	0.0	0.0	10.7	(5.6)⁴	3.5	2.8	12.7	1.6
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.4	(1.5)	0.9	0.4	1.5	0.2
Stressed value-at-risk (SVaR)	0.0	0.4	0.0	0.0	3.2	(3.2)	1.9	1.0	3.2	0.4
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	4.0	0.0	0.0	0.4	4.5	0.6
Incremental risk charge (IRC)	0.0	0.7	0.0	0.0	1.9	(0.9)	0.6	0.2	2.5	0.3
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
Securitization / re-securitization in the trading book	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.7	1.0	0.1
Operational risk	12.9	12.3	1.6	0.9	17.3	9.5	0.1	20.0	74.7	9.4
of which: incremental RWA⁵	5.5	1.7	0.5	0.0	0.0	3.0	0.0	2.6	13.3	1.7
Total RWA, phase-in	25.8	21.5	34.7	3.4	63.3	22.6	9.2	31.6	212.1	26.8
Phase-out items⁶	0.0	0.0	0.0	0.0	0.0	2.3	0.0	0.0	2.3
Total RWA, fully applied	25.8	21.5	34.7	3.4	63.3	20.3	9.2	31.6	209.8

1 Calculated based on our Swiss SRB Basel III total capital requirement of 12.6% of RWA.    2 Includes stressed expected positive exposures.    3 Includes securitization / re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.    4 Corporate Center – Services market risk RWA were negative, as they included the effect of portfolio diversification across businesses.    5 Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.    6 Phase-out items are entirely related to non-counterparty-related risk RWA.

Capital management

Basel III risk-weighted assets by risk type, exposure and business divisions and Corporate Center units
	30.9.15 vs 30.6.15
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Total RWA
Credit risk	0.4	0.8	0.2	(0.2)	1.2	(0.3)	(0.9)	(0.2)	0.8
Advanced IRB approach	0.0	0.4	0.1	(0.1)	1.3	0.0	0.1	(0.1)	1.4
Sovereigns	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.2
Banks	(0.1)	0.0	(0.1)	0.0	0.9	0.0	(0.2)	0.0	0.5
Corporates	(0.3)	0.0	0.0	0.0	0.6	0.0	0.1	0.0	0.4
Retail	0.2	0.3	0.2	0.0	0.0	0.0	0.0	0.0	0.8
Other	0.1	0.0	0.2	(0.1)	(0.4)	0.0	0.0	(0.1)	(0.4)
Standardized approach	0.5	0.4	0.1	(0.1)	0.0	(0.4)	(1.0)	(0.1)	(0.6)
Sovereigns	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
Corporates	0.2	0.4	0.0	(0.1)	(0.5)	(0.4)	0.0	(0.2)	(0.6)
Central counterparties	0.0	0.0	0.0	0.0	0.4	0.0	(1.0)	0.4	(0.2)
Retail	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Other	0.1	0.0	0.2	0.0	0.0	0.0	0.0	(0.2)	0.0
Non-counterparty-related risk	0.0	0.0	0.0	0.0	0.0	2.9	0.0	0.0	3.0
Market risk	0.0	(0.1)	0.0	0.0	3.8	1.5	(1.0)	0.2	4.6
Value-at-risk (VaR)	0.0	0.0	0.0	0.0	0.8	0.4	(0.3)	0.0	0.7
Stressed value-at-risk (SVaR)	0.0	0.0	0.0	0.0	1.5	1.0	(0.8)	(0.2)	1.6
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	1.3	0.0	0.4	0.6	2.2
Incremental risk charge (IRC)	0.0	(0.1)	0.0	0.0	0.2	0.1	(0.1)	0.0	0.1
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securitization / re-securitization in the trading book	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	(0.2)
Operational risk	(0.1)	0.2	0.0	0.0	(0.2)	0.1	0.0	0.4	0.3
of which: incremental RWA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total RWA, phase-in	0.3	0.8	0.2	(0.3)	4.9	4.2	(1.9)	0.5	8.7
Phase-out items	0.0	0.0	0.0	0.0	0.0	2.1	0.0	0.0	2.1
Total RWA, fully applied	0.3	0.8	0.2	(0.3)	4.9	2.0	(1.9)	0.5	6.5

Leverage ratio framework

The Swiss SRB leverage ratio is calculated by dividing the sum of period-end CET1, AT1 and other loss-absorbing capital by the three-month average total adjusted exposure, also referred to as the leverage ratio denominator, which consists of IFRS on-balance sheet assets and off-balance sheet items, based on the regulatory scope of consolidation and adjusted for the netting of derivatives, the current exposure method (CEM) add-on for derivatives and other items.

The Swiss SRB leverage ratio requirement is equal to 24% of the capital ratio requirements (excluding the countercyclical buffer requirement). As of 30 September 2015, the effective total leverage ratio requirement was 3.0%. Our CET1 capital covered the leverage ratio requirements for the base and buffer capital components, and the low-trigger loss-absorbing capital satisfied our leverage ratio requirement for the progressive buffer component. In addition, high-trigger loss-absorbing capital is included in the buffer capital component for UBS Group.

On 1 January 2015, disclosure requirements for the leverage ratio in accordance with BIS Basel III regulations came into effect in Switzerland. We disclose BIS Basel III leverage ratio information in line with FINMA disclosure requirements for UBS Group and UBS AG on a standalone basis. During the one-year transition period, we will also disclose a pro-forma measure of the Swiss SRB leverage ratio, which uses a denominator based on the BIS Basel III definition, and is referred to as the supplemental leverage ratio. Since the second quarter of 2015, we provide the same information for UBS Switzerland AG on a standalone basis.

→   Refer to the document “UBS Group AG (consolidated) BIS Basel III leverage ratio information” in the section “Quarterly reporting” at www.ubs.com/investors  for more detailed BIS Basel III leverage ratio information

→   Refer to the “Legal entity financial information” section of this report, and to the documents “UBS AG third quarter 2015 report” and “UBS Switzerland AG (standalone) regulatory information,” which will be available from 6 November 2015 in the “Quarterly reporting” section at www.ubs.com/investors, for more information

→   Refer to the “Recent developments” section of this report for more information on the proposed new capital framework for Swiss SRB

Capital management

Leverage ratio information (UBS Group)

Swiss SRB leverage ratio

During the third quarter of 2015, our Swiss SRB leverage ratio rose 0.3 percentage points to 5.0% on a fully applied basis and 0.4 percentage points to 5.8% on a phase-in basis, respectively. Both increases were mainly due to the aforementioned increases in CET1 and AT1 capital, partly offset by a higher leverage ratio denominator (LRD).

On a phase-in basis, the LRD increased by CHF 3 billion to CHF 952 billion, including effects of the weakening of the Swiss franc against most major currencies. These effects were largely offset by business-driven and other net reductions. The LRD movement mainly related to a CHF 7 billion increase in average off-balance sheet items due to higher loan commitments in the Investment Bank. Average on-balance sheet assets declined by CHF 7 billion, primarily due to a decrease in derivative exposures and trading portfolio assets, partly offset by higher cash and balances with central banks in Corporate Center – Group ALM. In addition, netting of derivative exposures decreased by CHF 7 billion resulting in a higher LRD. The current exposure method (CEM) add-on for derivatives decreased by CHF 2 billion, in line with the ongoing trade novations primarily in Corporate Center – Non-core and Legacy Portfolio, resulting in lower notional values.

From a divisional perspective, the increase in LRD was mainly attributable to increases of CHF 11 billion in Corporate Center – Group ALM and of CHF 3 billion in Wealth Management Americas, primarily due to currency effects, partly offset by a decrease of CHF 12 billion in Corporate Center – Non-core and Legacy Portfolio.

→   Refer to the “Corporate Center” section of this report for more information on the Corporate Center – Non-core and Legacy Portfolio leverage ratio denominator

→   Refer to the “Balance sheet” section of this report for more information on balance sheet movements

Swiss SRB leverage ratio requirements (phase-in)
	Swiss SRB leverage ratio (%)				Swiss SRB leverage ratio capital
CHF million, except where indicated	Requirement¹	Actual²˒³			Requirement	Actual²˒³
	30.9.15	30.9.15	30.6.15	31.12.14	30.9.15	30.9.15	30.6.15	31.12.14
Base capital (common equity tier 1 capital)	1.1	1.1	1.1	1.0	10,283	10,283	10,251	9,647
Buffer capital (common equity tier 1 capital and high-trigger loss-absorbing capital)	1.2⁴	3.6	3.3	3.3	11,712	34,390	31,005	33,216
Progressive buffer capital (low-trigger loss-absorbing capital)	0.7	1.1	1.0	1.1	6,470	10,566	9,869	11,398
Total	3.0	5.8	5.4	5.4	28,465	55,239	51,125	54,260

1 Requirements for base capital (24% of 4.5%), buffer capital (24% of 5.1%) and progressive buffer capital (24% of 2.8%). The total leverage ratio requirement of 3.0% is the current phase-in requirement according to the Swiss Capital Adequacy Ordinance. In addition, FINMA defined a total leverage ratio target of 3.5%, which will be effective until it is exceeded by the Swiss SRB Basel III phase-in requirement.    2 Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    3 Since 31 March 2015, high-trigger loss-absorbing capital (LAC) is included in the buffer capital. As of 31 December 2014, high-trigger LAC was included in the progressive buffer capital.    4 CET1 capital can be substituted by high-trigger LAC up to 0.5% in 2015.

Swiss SRB leverage ratio
CHF million, except where indicated	Average 3Q15	Average 2Q15	Average 4Q14
Total on-balance sheet assets¹	963,097	970,415	1,038,836
Netting of securities financing transactions	(8,769)	(7,509)	(6,141)
Netting of derivative exposures	(137,220)	(144,420)	(184,265)
Current exposure method (CEM) add-on for derivative exposures	50,921	53,025	63,385
Off-balance sheet items	76,307	69,071	88,750
of which: commitments and guarantees – unconditionally cancelable (10%)	5,016	5,123	17,212
of which: commitments and guarantees – other than unconditionally cancelable (100%)	71,292	63,949	71,538
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	18,518	18,383	19,184
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)	(10,699)	(9,832)	(14,879)
Total adjusted exposure (leverage ratio denominator), phase-in²	952,156	949,134	1,004,869
Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)	(5,680)	(4,712)	(7,047)
Total adjusted exposure (leverage ratio denominator), fully applied²	946,476	944,422	997,822

	As of
	30.9.15	30.6.15	31.12.14
Common equity tier 1 capital (phase-in)	40,488	38,706	42,863
Loss-absorbing capital (phase-in)	14,752	12,419	11,398
Common equity tier 1 capital including loss-absorbing capital (phase-in)	55,239	51,125	54,260
Swiss SRB leverage ratio phase-in (%)	5.8	5.4	5.4

	As of
	30.9.15	30.6.15	31.12.14
Common equity tier 1 capital (fully applied)	30,948	30,265	28,941
Loss-absorbing capital (fully applied)	16,692	14,308	11,865
Common equity tier 1 capital including loss-absorbing capital (fully applied)	47,640	44,573	40,806
Swiss SRB leverage ratio fully applied (%)	5.0	4.7	4.1

1 Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the "UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations" section of our Annual Report 2014 for more information on the regulatory scope of consolidation.    2 In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

Capital management

Swiss SRB leverage ratio denominator by business divisions and Corporate Center units
Average 3Q15
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets¹	118.9	57.3	141.6	4.6	278.7	20.0	230.9	111.1	963.1
Netting of securities financing transactions	0.0	(0.1)	0.0	0.0	(2.3)	0.0	(6.4)	0.0	(8.8)
Netting of derivative exposures	(0.1)	0.0	(0.4)	0.0	(70.9)	0.0	2.1	(67.9)	(137.2)
Current exposure method (CEM) add-on for derivative exposures	1.4	0.0	1.1	0.0	34.9	0.0	0.2	13.3	50.9
Off-balance sheet items	4.1	2.1	20.2	0.0	47.6	0.0	0.0	2.2	76.3
of which: commitments and guarantees – unconditionally cancelable (10%)	0.5	1.1	3.1	0.0	0.3	0.0	0.0	0.0	5.0
of which: commitments and guarantees – other than unconditionally cancelable (100%)	3.6	1.1	17.1	0.0	47.3	0.0	0.0	2.2	71.3
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.1	0.1	0.0	10.8	1.1	0.0	0.2	0.0	18.5
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)						(10.7)			(10.7)
Total adjusted exposure (leverage ratio denominator), phase-in²	130.5	59.5	162.5	15.4	289.1	9.4	227.0	58.8	952.2
Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)						(5.7)			(5.7)
Total adjusted exposure (leverage ratio denominator), fully applied²	130.5	59.5	162.5	15.4	289.1	3.7	227.0	58.8	946.5

Average 2Q15
Total on-balance sheet assets¹	118.4	54.5	142.2	3.3	283.2	19.1	218.5	131.3	970.4
Netting of securities financing transactions	0.0	(0.1)	0.0	0.0	(2.2)	0.0	(5.2)	0.0	(7.5)
Netting of derivative exposures	(0.1)	0.0	(0.5)	0.0	(66.6)	0.0	2.6	(80.0)	(144.4)
Current exposure method (CEM) add-on for derivative exposures	1.4	0.0	0.9	0.0	34.3	0.0	0.1	16.3	53.0
Off-balance sheet items	4.0	2.2	19.7	0.0	40.4	0.0	0.0	2.8	69.1
of which: commitments and guarantees – unconditionally cancelable (10%)	0.7	1.1	3.2	0.0	0.2	0.0	0.0	0.0	5.1
of which: commitments and guarantees – other than unconditionally cancelable (100%)	3.3	1.1	16.5	0.0	40.2	0.0	0.0	2.8	63.9
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.1	0.1	0.0	10.9	0.8	0.2	0.2	0.0	18.4
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)						(9.8)			(9.8)
Total adjusted exposure (leverage ratio denominator), phase-in²	129.7	56.8	162.4	14.2	289.9	9.5	216.2	70.4	949.1
Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)						(4.7)			(4.7)
Total adjusted exposure (leverage ratio denominator), fully applied²	129.7	56.8	162.4	14.2	289.9	4.8	216.2	70.4	944.4

Average 4Q14
Total on-balance sheet assets¹	121.0	54.1	143.8	3.7	290.8	19.2	236.6	169.6	1,038.8
Netting of securities financing transactions	0.0	0.0	0.0	0.0	(2.1)	0.0	(4.0)	0.0	(6.1)
Netting of derivative exposures	(0.2)	0.0	(0.3)	0.0	(81.3)	0.0	3.4	(105.9)	(184.3)
Current exposure method (CEM) add-on for derivative exposures	1.3	0.0	1.1	0.0	35.5	0.0	0.0	25.3	63.4
Off-balance sheet items	9.5	9.0	21.2	0.0	44.5	0.0	0.0	4.4	88.7
of which: commitments and guarantees – unconditionally cancelable (10%)	5.5	8.0	3.4	0.0	0.3	0.0	0.0	0.0	17.2
of which: commitments and guarantees – other than unconditionally cancelable (100%)	4.0	1.0	17.8	0.0	44.2	0.0	0.0	4.4	71.5
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.6	0.2	0.1	11.2	0.9	0.0	0.2	0.0	19.2
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)						(14.9)			(14.9)
Total adjusted exposure (leverage ratio denominator), phase-in²	138.3	63.3	165.9	14.9	288.3	4.5	236.3	93.4	1,004.9
Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)						(7.0)			(7.0)
Total adjusted exposure (leverage ratio denominator), fully applied²	138.3	63.3	165.9	14.9	288.3	(2.6)³	236.3	93.4	997.8

1 Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the "UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations"  section of our Annual Report 2014 for more information on the regulatory scope of consolidation.    2 In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.    3 Deduction items for UBS Group AG are allocated to CC – Services as the majority of the relevant assets are reported in CC – Services. As not all underlying assets are reported in CC – Services, the LRD is negative.

BIS Basel III leverage ratio

As of 30 September 2015, our fully applied BIS Basel III leverage ratio was 3.9%, an increase of 0.3 percentage points compared with 30 June 2015. On a phase-in basis, our BIS Basel III leverage ratio was 4.7%, an increase of 0.4 percentage points compared with 30 June 2015.

The BIS Basel III LRD decreased by CHF 13 billion to CHF 941 billion on a phase-in basis, reflecting CHF 20 billion lower derivative exposures and a CHF 1 billion reduction in securities financing exposures, partly offset by CHF 7 billion higher on-balance sheet exposures, excluding derivative and securities financing transaction exposures, and CHF 2 billion higher off-balance sheet items. The net reduction of CHF 13 billion was achieved despite the weakening of the Swiss franc against most major currencies.

The decline in derivatives exposures of CHF 20 billion mainly related to the application of additional netting, from the third quarter onwards,  for the current exposure method (CEM) add-on and written credit derivatives. In addition, the decrease related to ongoing trade novations, primarily in Corporate Center – Non-core and Legacy Portfolio.

Securities financing transaction exposures decreased by CHF 1 billion on a net basis. This reflected a gross increase in cash collateral on securities borrowed and reverse repurchase agreements, more than offset by increased securities financing transaction netting, a reduction in the counterparty credit risk (CCR) exposure, due to the consideration of incremental collateral benefits from the third quarter onwards, and a decrease in prime brokerage receivables.

The increase of CHF 7 billion in on-balance sheet exposures, excluding derivative and securities financing transaction exposures, was mainly driven by increases in cash balances with central banks, largely offset by reductions in financial investments available-for-sale and lending assets.

Off-balance sheet items increased by a net amount of CHF 2 billion, primarily driven by an increase in loan commitments, mainly in the Investment Bank, partly offset by the effects of lower credit conversion factors due to data improvements.

→   Refer to the document “UBS Group AG (consolidated) BIS Basel III leverage ratio information” in the “Quarterly reporting” section at www.ubs.com/investors  for more information on our BIS Basel III leverage ratio in line with FINMA disclosure requirements

→   Refer to the “Balance sheet” section of this report for more information on balance sheet movements

BIS Basel III leverage ratio
CHF million, except where indicated	30.9.15	30.6.15

Phase-in
BIS Basel III tier 1 capital	44,125	40,593
BIS total exposures (leverage ratio denominator)	941,216	954,043
BIS Basel III leverage ratio (%)	4.7	4.3

Fully applied
BIS Basel III tier 1 capital	36,526	34,042
BIS total exposures (leverage ratio denominator)	935,536	949,331
BIS Basel III leverage ratio (%)	3.9	3.6

Supplemental leverage ratio

The following table provides a pro-forma measure of the Swiss SRB leverage ratio using a denominator based on BIS Basel III rules.

Supplemental leverage ratio
CHF million, except where indicated	30.9.15	30.6.15

Phase-in
Swiss SRB Basel III common equity tier 1 capital including loss-absorbing capital	55,239	51,125
BIS total exposures (leverage ratio denominator)	941,216	954,043
Supplemental leverage ratio (%)	5.9	5.4

Fully applied
Swiss SRB Basel III common equity tier 1 capital including loss-absorbing capital	47,640	44,573
BIS total exposures (leverage ratio denominator)	935,536	949,331
Supplemental leverage ratio (%)	5.1	4.7

Capital management

Leverage ratio information (UBS AG consolidated)

As of 30 September 2015, the Swiss SRB leverage ratio of UBS AG (consolidated) was 0.4 percentage points and 0.5 percentage points lower than that of UBS Group AG (consolidated) on a fully applied and phase-in basis, respectively, mainly as CET1 capital including loss-absorbing capital of UBS AG (consolidated) was CHF 4.3 billion and CHF 4.5 billion lower on a fully applied and phase-in basis, respectively. Differences in LRD between UBS AG (consolidated) and UBS Group (consolidated) were not material as of 30 September 2015.

Swiss SRB leverage ratio requirements (phase-in)
Swiss SRB leverage ratio (%)	Swiss SRB leverage ratio capital
CHF million, except where indicated	Requirement¹	Actual²	Requirement	Actual²
30.9.15	30.9.15	30.6.15	31.12.14	30.9.15	30.9.15	30.6.15	31.12.14
Base capital (common equity tier 1 capital)	1.1	1.1	1.1	1.0	10,314	10,314	10,270	9,658
Buffer capital (common equity tier 1 capital)	1.2	3.2	3.0	3.4	11,747	30,266	28,899	34,432
Progressive buffer capital (low-trigger loss-absorbing capital)	0.7	1.1	1.0	1.0	6,489	10,198	9,613	10,451
Total	3.0	5.3	5.1	5.4	28,551	50,779	48,783	54,542

1 Requirements for base capital (24% of 4.5%), buffer capital (24% of 5.1%) and progressive buffer capital (24% of 2.8%). The total leverage ratio requirement of 3.0% is the current phase-in requirement according to the Swiss Capital Adequacy Ordinance. In addition, FINMA defined a total leverage ratio target of 3.5%, which will be effective until it is exceeded by the Swiss SRB Basel III phase-in requirement.    2 Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.

Swiss SRB leverage ratio (UBS Group AG vs UBS AG consolidated)
Average 3Q15
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
Total on-balance sheet assets¹	963,097	965,821	(2,724)
Netting of securities financing transactions	(8,769)	(8,769)	0
Netting of derivative exposures	(137,220)	(137,220)	0
Current exposure method (CEM) add-on for derivative exposures	50,921	50,921	0
Off-balance sheet items	76,307	76,392	(85)
of which: commitments and guarantees – unconditionally cancelable (10%)	5,016	5,095	(79)
of which: commitments and guarantees – other than unconditionally cancelable (100%)	71,292	71,296	(4)
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	18,518	18,575	(57)
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)	(10,699)	(10,694)	(5)
Total adjusted exposure (leverage ratio denominator), phase-in²	952,156	955,027	(2,871)
Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)	(5,680)	(5,479)	(201)
Total adjusted exposure (leverage ratio denominator), fully applied²	946,476	949,548	(3,072)

As of 30.9.15
Common equity tier 1 capital (phase-in)	40,488	40,581	(93)
Loss-absorbing capital (phase-in)	14,752	10,198	4,554
Common equity tier 1 capital including loss-absorbing capital (phase-in)	55,239	50,779	4,460
Swiss SRB leverage ratio phase-in (%)	5.8	5.3	0.5

As of 30.9.15
Common equity tier 1 capital (fully applied)	30,948	33,183	(2,235)
Loss-absorbing capital (fully applied)	16,692	10,198	6,494
Common equity tier 1 capital including loss-absorbing capital (fully applied)	47,640	43,381	4,259
Swiss SRB leverage ratio fully applied (%)	5.0	4.6	0.4

1 Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2014 for more information on the regulatory scope of consolidation.    2 In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

Equity attribution and return on attributed equity

The equity attribution framework reflects our objectives of maintaining a strong capital base and managing performance by guiding each business toward activities that appropriately balance profit potential, risk and capital usage. This framework, which includes some forward-looking elements, enables us to integrate Group-wide capital management activities with those at a business division level and to calculate and assess return on attributed equity (RoAE) for each of our business divisions.

Tangible equity is attributed to our business divisions by applying a weighted-driver approach that combines fully applied Basel III capital requirements with internal models to determine the amount of capital required to cover each business division’s risk.

Risk-weighted assets (RWA) and leverage ratio denominator (LRD) usage are converted to their common equity tier 1 (CET1) equivalents based on capital ratios as targeted by industry peers. Risk-based capital (RBC) is converted to its CET1 equivalent based on a conversion factor that considers the amount of RBC exposure covered by loss-absorbing capital. In addition to tangible equity, we allocate equity to support goodwill and intangible assets as well as certain Basel III capital deduction items. Group items within Corporate Center – Services represents equity not allocated to the business divisions. This includes equity required to align total attributed equity with Group capital targets, as well as attributed equity for PaineWebber goodwill and intangible assets, for centrally held RBC items and for certain Basel III capital deduction items. The amount of equity attributed to all business divisions and Corporate Center corresponds to the amount we believe is required to maintain a strong capital base and to support our businesses adequately, and it can differ from the Group’s actual equity during a given period.

→   Refer to the “Risk management and control” section of this report and our Annual Report 2014 for more information on average tangible attributed equity and risk-based capital

Average total equity attributed to the business divisions and Corporate Center increased by CHF 0.8 billion to CHF 45.3 billion during the third quarter of 2015. Moderate increases in equity attributed to Wealth Management and Wealth Management Americas were offset by decreases in Corporate Center – Group ALM and Corporate Center – Non-core and Legacy Portfolio. Equity attributed to Corporate Center – Services increased by CHF 0.7 billion, mainly related to higher Group items.

Average equity attributable to UBS Group AG shareholders increased to CHF 52.1 billion in the third quarter of 2015 from CHF 51.3 billion in the second quarter. The difference between average equity attributable to UBS Group AG shareholders and average equity attributed to the business divisions and Corporate Center was CHF 6.8 billion in the third quarter of 2015, unchanged from the second quarter of 2015.

Capital management

Average attributed equity
	For the quarter ended			Year-to-date
CHF billion	30.9.15	30.6.15	30.9.14	30.9.15	30.9.14
Wealth Management	3.5	3.4	3.4	3.5	3.4
Wealth Management Americas	2.6	2.4	2.7	2.5	2.7
Retail & Corporate	3.9	3.9	4.1	3.9	4.1
Asset Management	1.6	1.6	1.7	1.6	1.7
Investment Bank	7.3	7.3	7.4	7.3	7.6
Corporate Center	26.4	25.9	20.2	26.1	20.7
of which: Services	20.4	19.7	12.4	19.8	12.2
of which: Group items¹	19.0	18.2	11.3	18.5	11.2
of which: Group ALM	3.2	3.3	3.2	3.3	3.2
of which: Non-core and Legacy Portfolio	2.8	2.9	4.6	3.0	5.2
Average equity attributed to the business divisions and Corporate Center	45.3	44.5	39.5	45.0	40.1
Difference	6.8	6.8	10.7	6.6	9.2
Average equity attributable to UBS Group AG shareholders	52.1	51.3	50.2	51.6	49.3
1 Beginning in the third quarter of 2015, Group items are shown within Corporate Center – Services. Prior periods have been restated.

Return on attributed equity and return on equity¹
	For the quarter ended			Year-to-date
In %	30.9.15	30.6.15	30.9.14	30.9.15	30.9.14
Wealth Management	73.0	88.9	83.2	89.4	65.9
Wealth Management Americas	39.8	31.8	35.0	38.1	34.5
Retail & Corporate	47.8	40.7	41.6	43.7	37.6
Asset Management	28.5	32.5	36.2	33.7	29.9
Investment Bank	27.2	30.2	(70.3)	33.1	(5.3)
UBS Group	15.9	9.4	6.1	13.6	7.1
1 Return on attributed equity shown for the business divisions and return on equity shown for UBS Group. Return on attributed equity for Corporate Center not shown, as it is not meaningful.

UBS shares

UBS Group AG shares

As of 30 September 2015, shares issued by UBS Group AG totaled 3,849,167,383 shares, reflecting an increase of 89,846,579 shares in the third  quarter of 2015, due to the issuance of 88,825,456 shares out of authorized share capital following the successful completion of the SESTA procedure in August and the issuance of 1,021,123 shares out of conditional share capital upon exercise of employee share options.

UBS Group AG shares are registered shares with a par value of CHF 0.10 per share. They are traded and settled as global registered shares. Global registered shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded. UBS Group AG shares are listed on the SIX Swiss Exchange (SIX) and the New York Stock Exchange (NYSE).

Treasury shares, which are primarily held to hedge share delivery obligations related to employee share and option participation plans, increased by 408,197 shares during the third  quarter of 2015, totaling 96,325,993 shares as of 30 September 2015.

UBS AG shares

As of 30 September 2015, shares issued by UBS AG totaled 3,858,408,466 shares, unchanged from 30 June 2015.

Following the successful completion of the SESTA procedure, all UBS AG shares that remained publicly held were canceled and UBS Group AG shares were delivered as compensation. UBS AG shares were delisted from the SIX on 27 August 2015.

As of 30 September 2015, UBS Group AG held 100% of the issued shares of UBS AG.

→   Refer to the “Recent developments” section of this report for more information on the completion of the SESTA procedure

UBS shares

UBS Group AG and UBS AG shares outstanding
	UBS Group AG				UBS AG
	As of			% change from	As of			% change from
	30.9.15	30.6.15	30.9.14	30.6.15	30.9.15	30.6.15	30.9.14	30.6.15
Shares issued	3,849,167,383	3,759,320,804		2	3,858,408,466	3,858,408,466	3,844,336,002	0
Treasury shares	96,325,993	95,917,796		0	0	2,139,918	90,688,181	(100)
Shares outstanding	3,752,841,390	3,663,403,008		2	3,858,408,466	3,856,268,548	3,753,647,821	0
of which: held by UBS Group AG					3,858,408,466	3,769,482,155
of which: held by shareholders with a non-controlling interest						86,786,393

UBS Group AG (consolidated) - earnings and book value per share[1]
					As of or for the quarter ended			% change from
					30.9.15	30.6.15	30.9.14	30.6.15

Earnings per share (CHF)²
Basic					0.56	0.33	0.20	70
Diluted					0.54	0.32	0.20	69

Shareholders´ equity (CHF million)
Equity attributable to UBS Group AG shareholders					54,077	50,211	50,824	8
Less: goodwill and intangible assets³					6,441	6,101	6,590	6
Tangible equity attributable to UBS Group AG shareholders					47,636	44,110	44,234	8

Book value per share (CHF)
Total book value per share					14.41	13.71	13.54	5
Tangible book value per share					12.69	12.04	11.78	5

Market capitalization and share price
Share price (CHF)⁴					18.01	19.83	16.66	(9)
Market capitalization (CHF million)⁴					69,324	74,547	64,047	(7)

1 As UBS Group AG (consolidated) is considered to be the continuation of UBS AG (consolidated), comparative information for 30 September 2014 is based on UBS AG (consolidated) information.    2 Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “UBS Group financial statements” section of this report for more information.    3 Goodwill and intangible assets used in the calculation of tangible equity attributable to UBS Group AG shareholders as of 30 June 2015 have been adjusted to reflect the non-controlling interests in UBS AG as of this date.    4 Market capitalization is calculated based on the total shares issued multiplied by the share price at period end.

UBS share price chart vs DJ Banks Titans Index

in % *1 January 2013–30 September 2015*

Represents the share price of UBS AG until 27 November 2014 and of UBS Group AG from 28 November 2014 onwards.
200
175
150
125
100
75
50
25
0
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
UBS registered share CHF
DJ Banks Titans Index CHF

Ticker symbols UBS Group AG

Trading exchange	SIX / NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG VX	UBSG.VX
New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes

ISIN	**CH0244767585**
Valoren	**24 476 758**
Cusip	**CINS H42097 10 7**

UBS Group financial statements

Unaudited

	Interim consolidated financial statements UBS Group AG (unaudited)

123	Income statement
124	Statement of comprehensive income
126	Balance sheet
128	Statement of changes in equity
130	Statement of cash flows

132	1	Basis of accounting
133	2	Segment reporting
135	3	Net interest and trading income
136	4	Net fee and commission income
136	5	Other income
137	6	Personnel expenses
137	7	General and administrative expenses
137	8	Income taxes
138	9	Earnings per share (EPS) and shares outstanding
139	10	Fair value measurement
154	11	Derivative instruments
155	12	Offsetting financial assets and financial liabilities
159	13	Other assets and liabilities
160	14	Financial liabilities designated at fair value
160	15	Debt issued held at amortized cost
161	16	Provisions and contingent liabilities
173	17	Guarantees, commitments and forward starting transactions
174	18	Changes in organization and disposals
176	19	Currency translation rates

	Interim consolidated financial information UBS AG (unaudited)

177	Comparison UBS Group AG (consolidated) vs UBS AG (consolidated)
180	Key figures

Interim consolidated financial statements
UBS Group AG (unaudited)

Income statement
		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Interest income	3	3,233	3,409	3,352	(5)	(4)	9,814	9,880
Interest expense	3	(1,387)	(1,918)	(1,478)	(28)	(6)	(4,841)	(5,192)
Net interest income	3	1,846	1,490	1,874	24	(1)	4,973	4,688
Credit loss (expense) / recovery		(28)	(13)	(32)	115	(13)	(58)	(18)
Net interest income after credit loss expense		1,817	1,478	1,842	23	(1)	4,915	4,670
Net fee and commission income	4	4,111	4,409	4,273	(7)	(4)	12,921	12,680
Net trading income	3	1,063	1,647	700	(35)	52	4,844	3,404
Other income	5	179	285	61	(37)	193	1,148	526
Total operating income		7,170	7,818	6,876	(8)	4	23,829	21,281
Personnel expenses	6	3,841	4,124	3,739	(7)	3	12,138	11,548
General and administrative expenses	7	2,285	1,695	3,468	35	(34)	5,694	7,018
Depreciation and impairment of property, equipment and software		230	209	203	10	13	660	598
Amortization and impairment of intangible assets		25	30	20	(17)	25	84	60
Total operating expenses		6,382	6,059	7,430	5	(14)	18,575	19,224
Operating profit / (loss) before tax		788	1,759	(554)	(55)		5,254	2,057
Tax expense / (benefit)	8	(1,295)	443	(1,317)		(2)	(182)	(665)
Net profit / (loss)		2,083	1,316	763	58	173	5,437	2,722
Net profit / (loss) attributable to preferred noteholders				0				111
Net profit / (loss) attributable to non-controlling interests		14	106	1	(87)		182	2
Net profit / (loss) attributable to UBS Group AG shareholders		2,068	1,209	762	71	171	5,255	2,609

Earnings per share (CHF)
Basic	9	0.56	0.33	0.20	70	180	1.43	0.69
Diluted	9	0.54	0.32	0.20	69	170	1.40	0.68

Interim consolidated financial statements UBS Group AG (unaudited)

Statement of comprehensive income
	For the quarter ended			Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	30.9.15	30.9.14

Comprehensive income attributable to UBS Group AG shareholders
Net profit / (loss)	2,068	1,209	762	5,255	2,609

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	822	(729)	1,201	(710)	1,113
Foreign exchange amounts reclassified to the income statement from equity	27	(2)	1	25	1
Income tax relating to foreign currency translation movements	(5)	4	(7)	2	(6)
Subtotal foreign currency translation, net of tax	844	(727)	1,195	(683)	1,108
Financial investments available-for-sale
Net unrealized gains / (losses) on financial investments available-for-sale, before tax	135	(101)	(1)	250	187
Impairment charges reclassified to the income statement from equity	0	0	52	0	58
Realized gains reclassified to the income statement from equity	(66)	(85)	(46)	(268)	(175)
Realized losses reclassified to the income statement from equity	9	7	12	31	18
Income tax relating to net unrealized gains / (losses) on financial investments available-for-sale	(17)	37	(1)	(18)	(27)
Subtotal financial investments available-for-sale, net of tax	61	(143)	15	(5)	62
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	859	(410)	237	704	1,414
Net (gains) / losses reclassified to the income statement from equity	(324)	(259)	(283)	(820)	(856)
Income tax relating to cash flow hedges	(108)	137	8	25	(124)
Subtotal cash flow hedges, net of tax	427	(532)	(38)	(91)	434
Total other comprehensive income that may be reclassified to the income statement, net of tax	1,332	(1,403)	1,173	(779)	1,604

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(39)	(568)	(1,097)	113	(596)
Income tax relating to defined benefit plans	(1)	166	207	(17)	76
Subtotal defined benefit plans, net of tax	(41)	(402)	(889)	96	(520)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(41)	(402)	(889)	96	(520)

Total other comprehensive income	1,291	(1,805)	283	(683)	1,085
Total comprehensive income attributable to UBS Group AG shareholders	3,360	(595)	1,046	4,572	3,693

Statement of comprehensive income (continued)
	For the quarter ended			Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	30.9.15	30.9.14

Comprehensive income attributable to preferred noteholders
Net profit / (loss)			0		111

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax			83		69
Income tax relating to foreign currency translation movements			0		0
Subtotal foreign currency translation, net of tax			83		69
Total other comprehensive income that will not be reclassified to the income statement, net of tax			83		69
Total comprehensive income attributable to preferred noteholders			83		179

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	14	106	1	182	2

Other comprehensive income that may be reclassified to the income statement
Other comprehensive income that may be reclassified to the income statement, before tax	4	(21)	0	(12)	0
Income tax relating to other comprehensive income that may be reclassified to the income statement	(1)	4	0	2	0
Total other comprehensive income that may be reclassified to the income statement, net of tax	3	(16)	0	(10)	0

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	94	(70)	1	(132)	2
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	94	(70)	1	(132)	2
Gains / (losses) on defined benefit plans, before tax	5	(13)	0	6	0
Income tax relating to defined benefit plans	(1)	4	0	(1)	0
Subtotal defined benefit plans, net of tax	4	(9)	0	5	0
Total other comprehensive income that will not be reclassified to the income statement, net of tax	98	(79)	1	(127)	2

Total other comprehensive income	102	(96)	1	(137)	2
Total comprehensive income attributable to non-controlling interests	116	11	2	45	5

Total comprehensive income
Net profit / (loss)	2,083	1,316	763	5,437	2,722
Other comprehensive income	1,393	(1,900)	368	(819)	1,156
of which: other comprehensive income that may be reclassified to the income statement	1,335	(1,419)	1,173	(788)	1,604
of which: other comprehensive income that will not be reclassified to the income statement	57	(481)	(805)	(31)	(449)
Total comprehensive income	3,475	(584)	1,131	4,617	3,877

Interim consolidated financial statements UBS Group AG (unaudited)

Balance sheet
					% change from
CHF million	Note	30.9.15	30.6.15	31.12.14	30.6.15	31.12.14

Assets
Cash and balances with central banks		96,535	84,646	104,073	14	(7)
Due from banks		13,222	13,343	13,334	(1)	(1)
Cash collateral on securities borrowed	12	28,568	27,689	24,063	3	19
Reverse repurchase agreements	12	73,382	60,848	68,414	21	7
Trading portfolio assets	10	127,177	128,476	138,156	(1)	(8)
of which: assets pledged as collateral which may be sold or repledged by counterparties		53,185	50,544	56,018	5	(5)
Positive replacement values	10, 11, 12	186,014	173,681	256,978	7	(28)
Cash collateral receivables on derivative instruments	12	27,032	24,842	30,979	9	(13)
Financial assets designated at fair value	10, 12	5,230	5,425	4,951	(4)	6
Loans		312,321	313,852	315,757	0	(1)
Financial investments available-for-sale	10	61,677	66,771	57,159	(8)	8
Investments in associates		1,010	908	927	11	9
Property, equipment and software		7,358	7,050	6,854	4	7
Goodwill and intangible assets		6,441	6,242	6,785	3	(5)
Deferred tax assets		11,669	10,000	11,060	17	6
Other assets	13	22,109	26,394	22,988	(16)	(4)
Total assets		979,746	950,168	1,062,478	3	(8)

Balance sheet (continued)
					% change from
CHF million	Note	30.9.15	30.6.15	31.12.14	30.6.15	31.12.14

Liabilities
Due to banks		11,202	13,270	10,492	(16)	7
Cash collateral on securities lent	12	7,381	10,652	9,180	(31)	(20)
Repurchase agreements	12	17,373	13,032	11,818	33	47
Trading portfolio liabilities	10	35,184	32,181	27,958	9	26
Negative replacement values	10, 11, 12	179,657	171,202	254,101	5	(29)
Cash collateral payables on derivative instruments	12	40,791	38,603	42,372	6	(4)
Financial liabilities designated at fair value	10, 12, 14	62,081	66,366	75,297	(6)	(18)
Due to customers		385,808	377,054	410,207	2	(6)
Debt issued	15	102,731	100,558	91,207	2	13
Provisions	16	4,097	3,594	4,366	14	(6)
Other liabilities	13	77,407	70,402	71,112	10	9
Total liabilities		923,712	896,915	1,008,110	3	(8)

Equity
Share capital		385	375	372	3	3
Share premium		31,004	31,005	32,590	0	(5)
Treasury shares		(1,643)	(1,624)	(1,393)	1	18
Retained earnings		28,353	25,704	22,134	10	28
Other comprehensive income recognized directly in equity, net of tax		(4,022)	(5,249)	(3,093)	(23)	30
Equity attributable to UBS Group AG shareholders		54,077	50,211	50,608	8	7
Equity attributable to non-controlling interests		1,957	3,042	3,760	(36)	(48)
Total equity		56,034	53,253	54,368	5	3
Total liabilities and equity		979,746	950,168	1,062,478	3	(8)

Interim consolidated financial statements UBS Group AG (unaudited)

Statement of changes in equity
CHF million	Share capital	Share premium	Treasury shares	Retained earnings	Other comprehensive income recognized directly in equity, net of tax¹
Balance as of 1 January 2014	384	33,906	(1,031)	20,608	(5,866)
Issuance of share capital	0
Acquisition of treasury shares			(885)
Disposal of treasury shares			476
Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity		24
Premium on shares issued and warrants exercised		0
Employee share and share option plans		410
Tax (expense) / benefit recognized in share premium		2
Dividends		(938)²
Equity classified as obligation to purchase own shares		40
Preferred notes
New consolidations and other increases / (decreases)
Deconsolidations and other decreases
Total comprehensive income for the period				2,089	1,604
of which: Net profit / (loss)				2,609
of which: Other comprehensive income that may be reclassified to the income statement, net of tax					1,604
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				(520)
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2014	384	33,444	(1,440)	22,697	(4,262)

Balance as of 1 January 2015	372	32,590	(1,393)	22,134	(3,093)
Issuance of share capital	0
Acquisition of treasury shares			(1,437)
Disposal of treasury shares			1,224
Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity		(45)
Premium on shares issued and warrants exercised		28
Employee share and share option plans		147
Tax (expense) / benefit recognized in share premium		15
Dividends		(2,760)²
Equity classified as obligation to purchase own shares
Preferred notes
New consolidations and other increases / (decreases)
Deconsolidations and other decreases
Total comprehensive income for the period				5,351	(779)
of which: Net profit / (loss)				5,255
of which: Other comprehensive income that may be reclassified to the income statement, net of tax					(779)
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				96
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Changes to legal structure / reorganization: Increase in UBS Group AG’s ownership interest in UBS AG	13	1,029	(37)	868	(150)
Balance as of 30 September 2015	385	31,004	(1,643)	28,353	(4,022)

1 Excludes defined benefit plans that are recorded directly in retained earnings.    2 Reflects the payment of CHF 0.75 (2014: CHF 0.25) per share of CHF 0.10 par value out of the capital contribution reserve of UBS Group AG (standalone) (2014: UBS AG (standalone)).

of which: Foreign currency translation	of which: Financial investments available-for-sale	of which: Cash flow hedges	Total equity attributable to UBS Group AG shareholders	Preferred noteholders	Non-controlling interests	Total equity
(7,425)	95	1,463	48,002	1,893	41	49,936
			0			0
			(885)			(885)
			476			476
			24			24
			0			0
			410			410
			2			2
			(938)	(111)	(4)	(1,053)
			40			40
			0	1		1
			0		0	0
			0			0
1,108	62	434	3,693	179	5	3,877
			2,609	111	2	2,722
1,108	62	434	1,604			1,604
			(520)			(520)
			0	69	2	71
(6,317)	158	1,898	50,824	1,962	41	52,828

(5,406)	228	2,084	50,608		3,760	54,368
			0			0
			(1,437)			(1,437)
			1,224			1,224
			(45)			(45)
			28			28
			147			147
			15			15
			(2,760)		(124)	(2,884)
			0			0
			0			0
			0			0
			0			0
(683)	(5)	(91)	4,572		45	4,617
			5,255		182	5,437
(683)	(5)	(91)	(779)		(10)	(788)
			96		5	101
			0		(132)	(132)
(220)	7	63	1,724		(1,724)	0
(6,309)	230	2,056	54,077		1,957	56,034

Interim consolidated financial statements UBS Group AG (unaudited)

Statement of cash flows
	Year-to-date
CHF million	30.9.15	30.9.14

Cash flow from / (used in) operating activities
Net profit / (loss)	5,437	2,722
Adjustments to reconcile net profit to cash flow from / (used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	660	598
Amortization and impairment of intangible assets	84	60
Credit loss expense / (recovery)	58	18
Share of net profits of associates	(159)	(76)
Deferred tax expense / (benefit)	(804)	(993)
Net loss / (gain) from investing activities	(718)	(150)
Net loss / (gain) from financing activities	(4,522)	837
Other net adjustments	4,913	(4,537)
Net change in operating assets and liabilities:
Due from / to banks	813	(513)
Cash collateral on securities borrowed and reverse repurchase agreements	(12,781)	29,917
Cash collateral on securities lent and repurchase agreements	4,395	(1,235)
Trading portfolio, replacement values and financial assets designated at fair value	8,387	2,970
Cash collateral on derivative instruments	2,559	(10,455)
Loans	(1,647)	(17,502)
Due to customers	(16,417)	3,614
Other assets, provisions and other liabilities	8,745	3,804
Income taxes paid, net of refunds	(293)	(334)
Net cash flow from / (used in) operating activities	(1,291)	8,745

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(38)	(9)
Disposal of subsidiaries, associates and intangible assets¹	205	68
Purchase of property, equipment and software	(1,284)	(1,198)
Disposal of property, equipment and software	520	99
Net (investment in) / divestment of financial investments available-for-sale²	(8,326)	5,423
Net cash flow from / (used in) investing activities	(8,924)	4,382

Statement of cash flows (continued)
	Year-to-date
CHF million	30.9.15	30.9.14

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(546)	4,324
Net movements in treasury shares and own equity derivative activity	(783)	(719)
Distributions paid on UBS shares	(2,760)	(938)
Issuance of long-term debt, including financial liabilities designated at fair value	43,013	29,424
Repayment of long-term debt, including financial liabilities designated at fair value	(32,543)	(23,384)
Net changes of non-controlling interests and preferred notes	(126)	(84)
Net cash flow from / (used in) financing activities	6,255	8,623

Effects of exchange rate differences on cash and cash equivalents	(3,145)	5,773
Net increase / (decrease) in cash and cash equivalents	(7,105)	27,524
Cash and cash equivalents at the beginning of the period	116,715	96,284
Cash and cash equivalents at the end of the period	109,609	123,808

Cash and cash equivalents comprise:
Cash and balances with central banks	96,535	108,745
Due from banks	11,732	11,908
Money market paper³	1,342	3,155
Total⁴	109,609	123,808

Additional information
Net cash flow from / (used in) operating activities include:
Cash received as interest	8,172	8,420
Cash paid as interest	4,022	4,123
Cash received as dividends on equity investments, investment funds and associates⁵	1,674	1,613

1 Includes dividends received from associates.    2 Includes gross cash inflows from sales and maturities (CHF 71,689 million for the nine months ended 30 September 2015; CHF 108,962 million for the nine months ended 30 September 2014) and gross cash outflows from purchases (CHF 80,015 million for the nine months ended 30 September 2015; CHF 103,539 million for the nine months ended 30 September 2014).    3 Money market paper is included on the balance sheet under Trading portfolio assets and Financial investments available-for-sale.    4 CHF 3,961 million and CHF 3,601 million of cash and cash equivalents were restricted as of 30 September 2015 and 30 September 2014, respectively.  Refer to Note 25 in the Annual Report 2014 for more information.    5 Includes dividends received from associates reported within cash flow from / (used) investing activities.

Notes to the UBS Group AG interim consolidated financial statements

Notes to the UBS Group AG interim
consolidated financial statements

Note 1   Basis of accounting

The consolidated financial statements (the Financial Statements) of UBS Group AG and its subsidiaries (together “UBS” or the “Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS Group AG is incorporated. These interim Financial Statements are presented in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual Financial Statements for the period ended 31 December 2014, except for the changes described in “Note 1 Basis of accounting” in the “Financial information” section of the first and second quarter 2015 reports. These interim Financial Statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated Financial Statements included in the Annual Report 2014. In the opinion of management, all necessary adjustments were made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to item 2 of “Note 1a) Significant accounting policies” of UBS Group AG’s audited consolidated financial statements included in the Annual Report 2014.

Increase in UBS Group AG’s ownership of UBS AG to 100% following completion of SESTA procedure

In the third quarter of 2015, UBS Group AG increased its ownership interest in UBS AG to 100% following the successful completion of the procedure under article 33 of the Swiss Stock Exchange Act (SESTA procedure). As a result, the equity previously attributed to non-controlling interests in UBS AG is now wholly attributable to UBS Group AG shareholders. This resulted in an increase in Equity attributable to UBS Group AG shareholders of CHF 1,199 million. UBS AG shares were delisted from the SIX Swiss Exchange on 27 August 2015.

Senior unsecured debt contributing to UBS’s total loss absorbing capacity

In the third quarter of 2015, the Group issued CHF 4.2 billion of senior unsecured debt that is subject to full or partial write-down or conversion into equity at the discretion of the Swiss Financial Market Supervisory Authority (FINMA), should a recovery or resolution event occur. This debt will contribute to UBS’s total loss-absorbing capacity (TLAC). The legal mechanism for write-down or conversion into equity results from the resolution authority granted to FINMA under Swiss law, and therefore it does not affect the amortized cost accounting treatment applied to these instruments. If the debt were to be written down or converted into equity in a future period, this would result in the full or partial derecognition of the financial liabilities, with the difference between the carrying value of the debt written down or converted into equity and the fair value of any equity shares issued recognized in the income statement.

IFRS 15 Revenue from Contracts with Customers

In July 2015, the IASB elected to defer the effective date of IFRS 15, Revenue from Contracts with Customers by one year to 1 January 2018. UBS continues to assess the impact of the new standard, including expected amendments, on its Financial Statements.

Note 2   Segment reporting

UBS‘s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Asset Management and the Investment Bank, supported by the Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with the Corporate Center and its units, reflect the management structure of the Group. The non-core activities and positions formerly in the Investment Bank are managed and reported in the Corporate Center. Together with the Legacy Portfolio, these non-core activities and positions are reported as a separate reportable segment within the Corporate Center as Non-core and Legacy Portfolio. Financial information about the five business divisions and the Corporate Center (with its units) is presented separately in internal management reports to the Group Executive Board, which is considered the “chief operating decision maker” within the context of IFRS 8 Operating Segments.

UBS’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Internal charges and transfer pricing adjustments are reflected in operating results of the reportable segments. Transactions between the reportable segments are reflected in the operating results of the reportable segments. Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are involved in the value creation chain. Commissions are credited to the reportable segments based on the corresponding client relationship. Net interest income is generally allocated to the reportable segments based on their balance sheet positions. Interest income earned from managing UBS’s consolidated equity is allocated to the reportable segments based on average attributed equity. Own credit gains and losses on financial liabilities designated at fair value are excluded from the measurement of performance of the business divisions and are reported in Corporate Center – Group Asset and Liability Management (Corporate Center – Group ALM). Total intersegment revenues for the Group are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.

Assets and liabilities of the reportable segments are funded through, and invested with, Corporate Center - Group ALM and the net interest margin is reflected in the results of each reportable segment.

As part of the annual business planning cycle, Corporate Center – Services agrees with the business divisions and other Corporate Center units cost allocations for services at fixed amounts or at variable amounts based on fixed formulas, depending on capital and service consumption levels, as well as the nature of the services performed. Because actual costs incurred may differ from those expected, however, Corporate Center – Services may recognize significant under or over-allocations depending on various factors. Each year these cost allocations will be reset, taking account of the prior years’ experience and plans for the forthcoming period.

Segment balance sheet assets do not include intercompany balances. This view is in line with internal reporting to management. Certain assets managed centrally by Corporate Center – Services and Corporate Center – Group ALM (including property, equipment and software and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and / or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Services and Corporate Center – Group ALM, whereas the corresponding costs and / or revenues are entirely or partially allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs and / or revenues are entirely or partially allocated to Corporate Center – Services.

Notes to the UBS Group AG interim consolidated financial statements

Note 2 Segment reporting (continued)
	Wealth Management	Wealth Management Americas	Retail & Corporate	Asset Management	Investment Bank	Corporate Center			UBS
CHF million						Services	Group ALM	Non-core and Legacy Portfolio

For the nine months ended 30 September 2015
Net interest income	1,351	768	1,415	(26)	1,142	(248)	608	(36)	4,973
Non-interest income	4,582	4,654	1,262	1,502	6,118	420	414	(39)	18,914
Allocations from Group ALM to business divisions and other CC units	353	77	310	13	(141)	123	(687)	(48)	0
Income¹	6,286	5,499	2,987	1,489	7,118	295	335	(122)	23,887
Credit loss (expense) / recovery	(1)	(3)	(26)	0	(18)	0	0	(10)	(58)
Total operating income	6,285	5,496	2,961	1,489	7,100	295	335	(132)	23,829
Personnel expenses	1,923	3,387	662	531	2,647	2,870	23	97	12,138
General and administrative expenses	374	473	193	166	523	3,288	12	665	5,694
Services (to) / from business divisions and Corporate Center	1,636	893	803	371	2,077	(6,025)	(37)	281	0
of which: services from CC Services	1,582	882	882	384	2,016	(6,051)	71	233	0
Depreciation and impairment of property, equipment and software	4	2	13	2	19	619	0	0	660
Amortization and impairment of intangible assets	3	37	0	7	21	16	0	0	84
Total operating expenses²	3,940	4,792	1,671	1,077	5,288	768	(2)³	1,042	18,575
Operating profit / (loss) before tax	2,346	704	1,290	413	1,813	(474)	338	(1,175)	5,254
Tax expense / (benefit)									(182)
Net profit / (loss)									5,437

As of 30 September 2015
Total assets	124,369	57,896	140,812	14,556	276,065	21,148	236,927	107,973	979,746

For the nine months ended 30 September 2014⁴
Net interest income	1,246	619	1,353	(32)	1,023	(252)	578	152	4,688
Non-interest income	4,305	4,403	1,174	1,416	5,453	113	313	(564)	16,611
Allocations from Corporate Center Group ALM to business divisions and other CC units	343	88	331	20	(81)	163	(790)	(74)	0
Income¹	5,893	5,110	2,857	1,405	6,395	23	101	(486)	21,299
Credit loss (expense) / recovery	3	14	(29)	0	(6)	0	0	0	(18)
Total operating income	5,896	5,124	2,828	1,405	6,389	23	101	(485)	21,281
Personnel expenses	1,860	3,182	660	463	2,475	2,793	18	97	11,548
General and administrative expenses	765	401	208	217	2,209	2,899	13	307	7,018
Services (to) / from business divisions and Corporate Center	1,584	817	782	336	1,970	(5,826)	(37)	374	0
of which: services from CC Services	1,538	805	871	348	1,930	(5,852)	61	299	0
Depreciation and impairment of property, equipment and software	3	0	13	1	26	556	0	0	598
Amortization and impairment of intangible assets	4	35	0	6	11	4	0	0	60
Total operating expenses²	4,216	4,435	1,662	1,024	6,690	425	(6)³	779	19,224
Operating profit / (loss) before tax	1,681	689	1,166	381	(301)	(402)	108	(1,264)	2,057
Tax expense / (benefit)									(665)
Net profit / (loss)									2,722

As of 31 December 2014
Total assets	127,588	56,026	143,711	15,207	292,347	19,871	237,902	169,826	1,062,478

1 Refer to Note 10 for more information on own credit in Corporate Center  Group ALM.    2 Refer to Note 18 for information on restructuring charges.    3 Operating expenses for Corporate Center  Group ALM are presented on a net basis after allocations to business divisions and other Corporate Center units. Corporate Center  Group ALM incurred total operating expenses before allocations of CHF 35 million and CHF 30 million in the first nine months of 2015 and 2014, respectively.    4 Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.

Note 3 Net interest and trading income
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14

Net interest and trading income
Net interest income	1,846	1,490	1,874	24	(1)	4,973	4,688
Net trading income	1,063	1,647	700	(35)	52	4,844	3,404
Total net interest and trading income	2,909	3,137	2,575	(7)	13	9,817	8,093
Wealth Management	743	711	737	5	1	2,261	2,079
Wealth Management Americas	386	375	346	3	12	1,118	995
Retail & Corporate	632	628	653	1	(3)	1,947	1,881
Asset Management	4	(2)	2		100	(3)	(4)
Investment Bank	1,325	1,341	1,108	(1)	20	4,384	3,514
of which: Corporate Client Solutions	361	212	280	70	29	847	827
of which: Investor Client Services	965	1,128	828	(14)	17	3,537	2,687
Corporate Center	(183)	84	(271)		(32)	111	(373)
of which: Services	6	(11)	10		(40)	21	20
of which: Group ALM	(77)	130	59			321	148
of which: own credit on financial liabilities designated at fair value¹	32	259	61	(88)	(48)	518	221
of which: Non-core and Legacy Portfolio	(112)	(34)	(340)	229	(67)	(230)	(542)
Total net interest and trading income	2,909	3,137	2,575	(7)	13	9,817	8,093

Net interest income
Interest income
Interest earned on loans and advances	2,143	2,141	2,238	0	(4)	6,382	6,399
Interest earned on securities borrowed and reverse repurchase agreements	169	215	171	(21)	(1)	576	550
Interest and dividend income from trading portfolio	766	904	802	(15)	(4)	2,426	2,540
Interest income on financial assets designated at fair value	49	48	50	2	(2)	140	156
Interest and dividend income from financial investments available-for-sale	106	101	91	5	16	290	235
Total	3,233	3,409	3,352	(5)	(4)	9,814	9,880
Interest expense
Interest on amounts due to banks and customers	99	121	161	(18)	(39)	358	529
Interest on securities lent and repurchase agreements	182	254	179	(28)	2	628	634
Interest expense from trading portfolio²	271	753	298	(64)	(9)	1,434	1,573
Interest on financial liabilities designated at fair value	173	178	226	(3)	(23)	542	703
Interest on debt issued	661	612	614	8	8	1,879	1,753
Total	1,387	1,918	1,478	(28)	(6)	4,841	5,192
Net interest income	1,846	1,490	1,874	24	(1)	4,973	4,688

Net trading income
Investment Bank Corporate Client Solutions	166	53	90	213	84	333	312
Investment Bank Investor Client Services	681	1,128	481	(40)	42	3,044	2,261
Other business divisions and Corporate Center	217	466	130	(53)	67	1,467	832
Net trading income	1,063	1,647	700	(35)	52	4,844	3,404
of which: net gains / (losses) from financial liabilities designated at fair value¹˒³	4,607	1,247	264	269		4,866	(2,039)

1 Refer to Note 10 for more information on own credit.    2 Includes expense related to dividend payment obligations on trading liabilities.    3 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within net trading income.

Notes to the UBS Group AG interim consolidated financial statements

Note 4 Net fee and commission income
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Underwriting fees	236	385	350	(39)	(33)	966	1,163
of which: equity underwriting fees	145	267	235	(46)	(38)	641	750
of which: debt underwriting fees	91	118	115	(23)	(21)	325	412
M&A and corporate finance fees	135	190	160	(29)	(16)	504	481
Brokerage fees	949	995	945	(5)	0	3,021	2,900
Investment fund fees	879	916	943	(4)	(7)	2,718	2,780
Portfolio management and advisory fees	1,988	1,951	1,888	2	5	5,879	5,387
Other	402	445	457	(10)	(12)	1,268	1,326
Total fee and commission income	4,589	4,883	4,743	(6)	(3)	14,356	14,037
Brokerage fees paid	224	210	197	7	14	666	583
Other	253	264	273	(4)	(7)	768	774
Total fee and commission expense	478	474	470	1	2	1,434	1,357
Net fee and commission income	4,111	4,409	4,273	(7)	(4)	12,921	12,680
of which: net brokerage fees	725	785	748	(8)	(3)	2,355	2,317

Note 5 Other income
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Associates and subsidiaries
Net gains / (losses) from disposals of subsidiaries¹	(24)	2	25			120	57
Net gains / (losses) from disposals of investments in associates	0	0	0			0	69
Share of net profits of associates	106	29	22	266	382	159	76
Total	83	31	47	168	77	278	202
Financial investments available-for-sale
Net gains / (losses) from disposals	56	80	34	(30)	65	241	157
Impairment charges	0	0	(52)		(100)	0	(58)
Total	56	80	(18)	(30)		241	99
Net income from properties (excluding net gains / (losses) from disposals)²	7	7	8	0	(13)	20	22
Net gains / (losses) from investment properties at fair value³	0	(2)	0	(100)		(2)	1
Net gains / (losses) from disposals of properties held for sale	0	1	(1)	(100)	(100)	378	24
Net gains / (losses) from disposals of loans and receivables	0	0	9		(100)	26	41
Other	32	168	16	(81)	100	206	137
Total other income	179	285	61	(37)	193	1,148	526

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to disposed or dormant subsidiaries.    2 Includes net rent received from third parties and net operating expenses.    3 Includes unrealized and realized gains / (losses) from investment properties at fair value and foreclosed assets.

Note 6 Personnel expenses
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Salaries and variable compensation	2,358	2,617	2,331	(10)	1	7,599	7,317
Contractors	93	88	61	6	52	262	171
Social security	181	207	180	(13)	1	618	609
Pension and other post-employment benefit plans	179	188	161	(5)	11	591	532
Wealth Management Americas: Financial advisor compensation¹	886	878	852	1	4	2,635	2,465
Other personnel expenses	144	147	153	(2)	(6)	433	455
Total personnel expenses²	3,841	4,124	3,739	(7)	3	12,138	11,548

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.    2 Includes restructuring charges. Refer to Note 18 for more information.

Note 7 General and administrative expenses
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Occupancy	228	224	247	2	(8)	679	741
Rent and maintenance of IT and other equipment	129	98	118	32	9	376	329
Communication and market data services	156	146	151	7	3	458	450
Administration	141	135	122	4	16	390	337
Marketing and public relations	155	113	115	37	35	347	317
Travel and entertainment	104	120	104	(13)	0	329	329
Professional fees	341	324	339	5	1	951	926
Outsourcing of IT and other services	417	424	418	(2)	0	1,234	1,145
Provisions for litigation, regulatory and similar matters¹˒²	592	71	1,836	734	(68)	722	2,284
Other	23	40	19	(43)	21	208	161
Total general and administrative expenses³	2,285	1,695	3,468	35	(34)	5,694	7,018

1 Reflects the net increase / release of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, it includes recoveries from third parties (third quarter of 2015: 0 million; second quarter of 2015: CHF 0 million; third quarter of 2014: CHF 5 million).    2 Refer to Note 16 for more information.    3 Includes restructuring charges. Refer to Note 18 for more information.

Note 8   Income taxes

UBS recognized a net income tax benefit of CHF 1,295 million for the third quarter of 2015, compared with a net tax expense of CHF 443 million in the second quarter. The third-quarter net tax benefit included a net upward movement of recognized deferred tax assets of CHF 1,513 million, mainly related to the US, reflecting updated profit forecasts and an extension of the relevant taxable profit forecast period used in valuing UBS’s deferred tax assets. Based on the performance of UBS’s businesses, and the accuracy of historical forecasts, the deferred tax asset forecast period for US taxable profits was extended to seven years from six. UBS also considers other factors in evaluating the recoverability of its deferred tax assets, including the remaining tax loss carry-forward period, and its confidence level in assessing the probability of taxable profit beyond the current forecast period. Estimating future profitability is inherently subjective and is particularly sensitive to future economic, market and other conditions which are difficult to predict. The third quarter net tax benefit also included a net deferred tax benefit resulting from the tax effects associated with the contribution of UBS’s US subsidiaries into the US intermediate holding company during the quarter. The tax benefit associated with the movements in deferred tax assets was partially offset by net tax expenses of CHF 218 million, mainly related to UBS AG branches and subsidiaries that incur current tax expenses.

Notes to the UBS Group AG interim consolidated financial statements

Note 9   Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		As of or year-to-date
	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14

Basic earnings (CHF million)
Net profit / (loss) attributable to UBS Group AG shareholders	2,068	1,209	762	71	171	5,255	2,609

Diluted earnings (CHF million)
Net profit / (loss) attributable to UBS Group AG shareholders	2,068	1,209	762	71	171	5,255	2,609
Less: (profit) / loss on UBS Group AG equity derivative contracts	0	0	0			0	(2)
Net profit / (loss) attributable to UBS Group AG shareholders for diluted EPS	2,068	1,209	762	71	171	5,255	2,607

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,708,517,262	3,658,358,904	3,753,126,358	1	(1)	3,669,696,073	3,757,057,018
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	93,036,324	89,721,119	82,709,297	4	12	87,951,382	83,728,233
Weighted average shares outstanding for diluted EPS	3,801,553,586	3,748,080,023	3,835,835,655	1	(1)	3,757,647,455	3,840,785,251

Earnings per share (CHF)
Basic	0.56	0.33	0.20	70	180	1.43	0.69
Diluted	0.54	0.32	0.20	69	170	1.40	0.68

Shares outstanding¹
Shares issued	3,849,167,383	3,759,320,804	3,844,336,002	2	0
Treasury shares	96,325,993	95,917,796	90,688,181	0	6
Shares outstanding	3,752,841,390	3,663,403,008	3,753,647,821	2	0

1 As UBS Group AG is considered to be the continuation of UBS AG, UBS AG share information is presented for the comparative period as of 30 September 2014. Refer to "Note 32 Changes in organization" of the UBS Group AG Annual Report 2014 for more information.

The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

				% change from
Number of shares	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14

Potentially dilutive instruments
Employee share-based compensation awards	72,290,211	73,468,525	97,760,939	(2)	(26)	72,290,211	97,760,939
Other equity derivative contracts	6,653,441	6,096,510	11,728,820	9	(43)	6,877,951	10,736,364
Total	78,943,652	79,565,035	109,489,759	(1)	(28)	79,168,162	108,497,303

Note 10  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair Value Measurement” of the Annual Report 2014 which provides more information on valuation principles, valuation governance, valuation techniques, valuation adjustments, fair value hierarchy classification, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

a) Valuation adjustments

Day-1 reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the respective period. Amounts deferred are released and gains or losses are recorded in Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss
	For the quarter ended			Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	30.9.15	30.9.14
Balance at the beginning of the period	425	458	469	480	486
Profit / (loss) deferred on new transactions	66	69	119	211	266
(Profit) / loss recognized in the income statement	(86)	(86)	(93)	(253)	(256)
Foreign currency translation	15	(16)	24	(17)	23
Balance at the end of the period	421	425	518	421	518

Credit valuation, funding valuation, debit valuation and other valuation adjustments

The effects of credit valuation, funding valuation, debit valuation and other valuation adjustments are summarized in the table below.

Valuation adjustments on financial instruments
	As of
Life-to-date gain / (loss), CHF billion	30.9.15	30.6.15	31.12.14
Credit valuation adjustments¹	(0.4)	(0.4)	(0.5)
Funding valuation adjustments	(0.1)	(0.1)	(0.1)
Debit valuation adjustments	0.0	0.0	0.0
Other valuation adjustments	(0.8)	(0.8)	(0.9)
of which: bid-offer	(0.5)	(0.5)	(0.5)
of which: model uncertainty	(0.3)	(0.4)	(0.4)
1 Amounts do not include reserves against defaulted counterparties.

Own credit adjustments on financial liabilities designated at fair value

The effects of own credit adjustments related to financial liabilities designated at fair value (predominantly issued structured products) are summarized in the table below. Life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period ended consists of changes in fair value that are attributable to the change in UBS’s credit spreads, as well as the effect of changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay and changes in interest and other market rates.

Own credit adjustments on financial liabilities designated at fair value
	As of or for the quarter ended			Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	30.9.15	30.9.14
Gain / (loss) for the period ended	32	259	61	518	221
Life-to-date gain / (loss)	248	207	(367)

Notes to the UBS Group AG interim consolidated financial statements

Note 10   Fair value measurement (continued)

b) Fair value measurements and classification within the fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques¹
	30.9.15				30.6.15				31.12.14
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading²	94.9	25.5	2.6	123.0	95.5	25.4	2.8	123.6	101.7	27.2	3.5	132.4
of which:
Government bills / bonds	14.9	3.8	0.0	18.6	9.9	3.6	0.0	13.6	8.8	4.7	0.0	13.6
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.2	8.9	1.1	10.2	0.3	9.6	1.1	11.0	0.6	11.0	1.4	12.9
Loans	0.0	2.7	0.8	3.5	0.0	1.6	0.9	2.5	0.0	2.2	1.1	3.2
Investment fund units	8.0	7.6	0.2	15.8	6.6	7.1	0.2	13.8	6.7	6.4	0.3	13.4
Asset-backed securities	0.0	1.1	0.2	1.2	0.0	1.2	0.2	1.4	0.0	1.5	0.6	2.1
Equity instruments	56.5	0.8	0.2	57.5	62.8	1.5	0.3	64.6	68.8	0.8	0.1	69.8
Financial assets for unit-linked investment contracts	15.4	0.7	0.1	16.2	15.8	0.8	0.1	16.7	16.8	0.6	0.1	17.4

Positive replacement values	1.1	181.5	3.5	186.0	1.0	168.8	3.8	173.7	1.0	251.6	4.4	257.0
of which:
Interest rate contracts	0.0	83.8	0.3	84.2	0.0	82.9	0.4	83.3	0.0	123.4	0.2	123.7
Credit derivative contracts	0.0	6.0	1.0	7.1	0.0	5.0	1.6	6.6	0.0	9.8	1.7	11.5
Foreign exchange contracts	0.5	65.8	0.6	66.9	0.6	60.8	0.6	61.9	0.7	97.0	0.6	98.4
Equity / index contracts	0.0	21.7	1.5	23.2	0.0	17.2	1.3	18.5	0.0	17.7	1.9	19.5
Commodity contracts	0.0	4.1	0.0	4.1	0.0	2.9	0.0	2.9	0.0	3.6	0.0	3.6

Financial assets designated at fair value	0.2	1.7	3.3	5.2	0.2	1.9	3.4	5.4	0.1	1.3	3.5	5.0
of which:
Loans (including structured loans)	0.0	1.4	1.7	3.1	0.0	1.5	1.6	3.2	0.0	0.8	1.0	1.7
Structured reverse repurchase and securities borrowing agreements	0.0	0.0	1.5	1.6	0.0	0.0	1.6	1.7	0.0	0.1	2.4	2.5
Other	0.2	0.3	0.1	0.6	0.2	0.3	0.1	0.6	0.1	0.5	0.1	0.7

Financial investments available-for-sale	31.5	29.6	0.6	61.7	38.9	27.3	0.5	66.8	32.7	23.9	0.6	57.2
of which:
Government bills / bonds	29.0	3.9	0.0	32.9	36.5	1.9	0.0	38.4	30.3	2.8	0.0	33.1
Corporate bonds and municipal bonds, including bonds issued by financial institutions	2.5	22.2	0.0	24.7	2.3	21.8	0.0	24.1	2.2	16.9	0.0	19.1
Investment fund units	0.0	0.1	0.1	0.2	0.0	0.1	0.1	0.2	0.0	0.1	0.2	0.3
Asset-backed securities	0.0	3.5	0.0	3.5	0.0	3.5	0.0	3.5	0.0	4.0	0.0	4.0
Equity instruments	0.1	0.0	0.4	0.5	0.2	0.0	0.4	0.6	0.2	0.1	0.4	0.7

Non-financial assets
Precious metals and other physical commodities	4.2	0.0	0.0	4.2	4.9	0.0	0.0	4.9	5.8	0.0	0.0	5.8

Assets measured at fair value on a non-recurring basis
Other assets³	1.0	0.3	0.1	1.4	0.0	0.3	0.1	0.4	0.0	0.1	0.2	0.2
Total assets measured at fair value	132.9	238.6	10.0	381.5	140.5	223.7	10.5	374.8	141.4	304.0	12.2	457.5

Note 10   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques¹ (continued)
	30.9.15				30.6.15				31.12.14
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis

Trading portfolio liabilities	31.2	3.9	0.1	35.2	28.2	3.9	0.1	32.2	23.9	3.9	0.1	28.0
of which:
Government bills / bonds	6.8	1.2	0.0	8.1	7.8	1.0	0.0	8.8	7.0	1.2	0.0	8.2
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.0	2.4	0.1	2.5	0.0	2.5	0.0	2.6	0.1	2.4	0.1	2.6
Investment fund units	0.6	0.1	0.0	0.7	0.5	0.1	0.0	0.7	1.1	0.1	0.0	1.2
Asset-backed securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Equity instruments	23.7	0.2	0.1	23.9	19.9	0.2	0.1	20.1	15.7	0.1	0.0	15.9

Negative replacement values	1.1	175.2	3.4	179.7	1.0	166.4	3.7	171.2	1.1	248.1	5.0	254.1
of which:
Interest rate contracts	0.0	75.6	0.5	76.1	0.0	74.7	0.3	75.0	0.0	117.3	0.6	117.9
Credit derivative contracts	0.0	6.0	1.0	7.0	0.0	5.6	1.3	6.9	0.0	10.0	1.7	11.7
Foreign exchange contracts	0.5	64.7	0.3	65.5	0.5	62.2	0.3	63.0	0.7	96.6	0.3	97.6
Equity / index contracts	0.0	24.8	1.6	26.4	0.0	21.1	1.8	22.9	0.0	20.9	2.4	23.3
Commodity contracts	0.0	4.1	0.0	4.1	0.0	2.9	0.0	2.9	0.0	3.2	0.0	3.2

Financial liabilities designated at fair value	0.0	51.4	10.7	62.1	0.0	55.5	10.9	66.4	0.0	63.4	11.9	75.3
of which:
Non-structured fixed-rate bonds	0.0	1.7	2.3	4.0	0.0	1.8	2.2	4.0	0.0	2.3	2.2	4.5
Structured debt instruments issued	0.0	45.3	6.6	51.9	0.0	48.9	7.0	55.9	0.0	56.6	7.3	63.9
Structured over-the-counter debt instruments	0.0	4.0	1.2	5.3	0.0	4.5	1.1	5.6	0.0	4.1	1.5	5.7
Structured repurchase agreements	0.0	0.2	0.6	0.8	0.0	0.3	0.6	0.9	0.0	0.3	0.9	1.2
Loan commitments and guarantees	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1

Other liabilities – amounts due under unit-linked investment contracts	0.0	16.3	0.0	16.3	0.0	16.8	0.0	16.8	0.0	17.6	0.0	17.6

Liabilities measured at fair value on a non-recurring basis
Other liabilities³	0.0	2.8	0.0	2.8	0.0	2.8	0.0	2.8	0.0	0.0	0.0	0.0
Total liabilities measured at fair value	32.3	249.5	14.2	296.0	29.2	245.3	14.8	289.3	25.0	333.0	17.0	375.0

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 September 2015, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.0 billion (of which CHF 0.4 billion were mainly net Level 2 assets and CHF 0.5 billion net Level 2 liabilities), were recognized on the balance sheet within Debt issued. As of 30 June 2015, net bifurcated embedded derivative assets held at fair value, totaling CHF 0.2 billion (of which CHF 0.6 billion were net Level 2 assets and CHF 0.5 billion net Level 2 liabilities), were recognized on the balance sheet within Debt issued. As of 31 December 2014, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.0 billion (of which CHF 0.3 billion were net Level 2 assets and CHF 0.3 billion net Level 2 liabilities), were recognized on the balance sheet within Debt issued.    2 Financial assets held for trading do not include precious metals and commodities.    3 Other assets and other liabilities primarily consist of assets held for sale as well as assets and liabilities of a disposal group held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell. Refer to Note 18 for more information on the disposal group held for sale.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Notes to the UBS Group AG interim consolidated financial statements

Note 10   Fair value measurement (continued)

c) Transfers between Level 1 and Level 2 in the fair value hierarchy

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments which were held for the entire reporting period.

Assets totaling approximately CHF 0.3 billion, which were mainly comprised of financial assets held for trading, primarily government bills / bonds, and liabilities totaling approximately CHF 0.1 billion were transferred from Level 2 to Level 1 during the first nine months of 2015, generally due to increased levels of trading activity observed within the market.

Assets totaling approximately CHF 1.3 billion, which were mainly comprised of financial investments available-for-sale, primarily government bills / bonds, and financial assets held for trading, were transferred from Level 1 to Level 2 during the first nine months of 2015, generally due to diminished levels of trading activity observed within the market. Transfers of financial liabilities from Level 1 to Level 2 during the first nine months of 2015 were not significant.

d) Movements of Level 3 instruments

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Further, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

As of 30 September 2015, financial instruments measured with valuation techniques using significant non-market-observable inputs (Level 3) were mainly comprised of:

–   loans (including structured loans)

–   structured reverse repurchase and securities borrowing agreements;

–   credit derivative contracts;

–   equity / index contracts;

–   non-structured fixed-rate bonds and

–   structured debt instruments issued (equity and credit-linked).

Significant movements in Level 3 instruments during the first nine months of 2015 are as follows.

Financial assets held for trading

Financial assets held for trading decreased to CHF 2.6 billion from CHF 3.5 billion during the first nine months of 2015. Issuances of CHF 4.3 billion and purchases of CHF 0.6 billion, mainly comprised of loans and corporate bonds, were more than offset by sales of CHF 5.1 billion, primarily comprised of loans, and net losses included in comprehensive income totaling CHF 0.6 billion. Transfers into Level 3 amounted to CHF 0.8 billion and were mainly comprised of equity instruments and loans due to decreased observability of the respective equity market pricing and credit spread inputs. Transfers out of Level 3 during the first nine months of 2015 amounted to CHF 0.7 billion and were primarily comprised of loans and investment fund units, reflecting increased observability of the respective credit spread inputs.

Financial assets designated at fair value

Financial assets designated at fair value decreased to CHF 3.3 billion from CHF 3.5 billion during the first nine months of 2015, mainly reflecting net losses of CHF 1.0 billion included in comprehensive income and transfers out of Level 3 totaling CHF 0.4 billion, mostly offset by issuances totaling CHF 1.3 billion.

Note 10   Fair value measurement (continued)

Financial investments available-for-sale

Financial investments available-for-sale were unchanged at CHF 0.6 billion with no significant movements during the first nine months of 2015.

Positive replacement values

Positive replacement values decreased to CHF 3.5 billion from CHF 4.4 billion during the first nine months of 2015. Settlements of CHF 2.2 billion and net losses of CHF 0.5 billion included in comprehensive income were mostly offset by issuances of CHF 1.6 billion, all of which primarily related to credit derivative contracts and equity / index contracts. Transfers into Level 3 amounted to CHF 0.6 billion and primarily resulted from changes in the correlation between the portfolios held and the representative market portfolio used to independently verify market data. Transfers out of Level 3 amounted to CHF 0.4 billion and mainly resulted from changes in the availability of observable inputs for equity volatility and credit spreads.

Negative replacement values

Negative replacement values decreased to CHF 3.4 billion from CHF 5.0 billion during the first nine months of 2015. Settlements of CHF 1.6 billion and net gains of CHF 0.7 billion included in comprehensive income, both primarily related to equity / index contracts and credit derivative contracts, were partly offset by issuances of CHF 0.7 billion, mainly related to equity / index contracts. Transfers into and out of Level 3 amounted to CHF 0.5 billion and CHF 0.3 billion, respectively, and were mainly comprised of equity / index contracts and credit derivative contracts resulting from changes in the availability of observable inputs for equity volatility and credit spreads.

Financial liabilities designated at fair value

Financial liabilities designated at fair value decreased to CHF 10.7 billion from CHF 11.9 billion during the first nine months of 2015. Issuances of CHF 5.6 billion, primarily comprised of equity and credit-linked structured debt instruments issued, structured over-the-counter debt instruments and non-structured fixed-rate bonds, were offset by settlements of CHF 5.6 billion, mainly comprised of equity and credit-linked structured debt instruments issued and structured over-the-counter debt instruments. Foreign currency translation effects and net gains included in comprehensive income reduced financial liabilities designated at fair value by CHF 0.5 billion and CHF 0.4 billion, respectively. Transfers into and out of Level 3 amounted to CHF 1.1 billion and CHF 1.4 billion, respectively, and were primarily comprised of equity-linked structured debt instruments issued, resulting from changes in the availability of observable equity volatility and credit spread inputs used to determine the fair value of the embedded options in these structures.

Notes to the UBS Group AG interim consolidated financial statements

Note 10   Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / losses included in comprehensive income
CHF billion	Balance as of 31 .12.13	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other comprehensive income	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30.9.14

Financial assets held for trading¹	4.3	(0.8)	(0.4)	0.0	1.1	(4.6)	3.6	0.0	0.9	(0.5)	0.1	4.2
of which:
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.7	(0.1)	0.0	0.0	0.7	(1.0)	0.0	0.0	0.3	(0.2)	0.0	1.5
Loans	1.0	(0.8)	(0.4)	0.0	0.1	(2.8)	3.6	0.0	0.2	(0.1)	0.1	1.4
Asset-backed securities	1.0	0.0	0.0	0.0	0.1	(0.5)	0.0	0.0	0.4	(0.2)	0.0	0.8
Other	0.6	0.0	0.0	0.0	0.1	(0.3)	0.0	0.0	0.1	0.0	0.0	0.5

Financial assets designated at fair value	4.4	(0.7)	(0.1)	0.0	0.0	0.0	0.9	(0.9)	0.0	(0.3)	0.1	3.5
of which:
Loans (including structured loans)	1.1	(0.3)	(0.2)	0.0	0.0	0.0	0.5	(0.2)	0.0	(0.3)	0.0	0.8
Structured reverse repurchase and securities borrowing agreements	3.1	(0.4)	0.1	0.0	0.0	0.0	0.4	(0.7)	0.0	0.0	0.1	2.6
Other	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Financial investments available-for-sale	0.8	0.0	0.0	0.1	0.1	(0.3)	0.0	0.0	0.0	0.0	0.0	0.7

Positive replacement values	5.5	1.1	(0.6)	0.0	0.0	0.0	2.3	(4.0)	0.4	(0.7)	0.0	4.6
of which:
Credit derivative contracts	3.0	0.8	(1.0)	0.0	0.0	0.0	1.1	(2.8)	0.0	(0.4)	0.1	1.9
Foreign exchange contracts	0.9	0.0	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	(0.1)	(0.1)	0.7
Equity / index contracts	1.2	0.3	0.3	0.0	0.0	0.0	0.9	(0.9)	0.2	(0.1)	0.0	1.6
Other	0.3	0.0	0.1	0.0	0.0	0.0	0.3	(0.3)	0.3	(0.1)	0.0	0.5

Negative replacement values	4.4	(0.1)	(0.7)	0.0	0.0	0.0	2.0	(3.1)	1.8	(0.3)	0.2	4.9
of which:
Credit derivative contracts	2.0	(0.5)	(1.2)	0.0	0.0	0.0	1.0	(2.1)	1.3	(0.2)	0.2	1.6
Foreign exchange contracts	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.4
Equity / index contracts	1.5	0.3	0.3	0.0	0.0	0.0	1.0	(0.8)	0.3	(0.1)	0.0	2.2
Other	0.5	0.2	0.3	0.0	0.0	0.0	0.0	(0.1)	0.2	0.0	(0.1)	0.6

Financial liabilities designated at fair value	12.1	0.3	0.9	0.0	0.0	0.0	5.5	(4.8)	1.8	(2.4)	0.4	13.0
of which:
Non-structured fixed-rate bonds	1.2	0.2	0.2	0.0	0.0	0.0	0.7	0.0	0.4	(0.4)	0.1	2.3
Structured debt instruments issued	7.9	1.0	0.6	0.0	0.0	0.0	3.0	(3.2)	0.9	(2.0)	0.3	8.1
Structured over-the-counter debt instruments	1.8	(0.4)	(0.2)	0.0	0.0	0.0	1.3	(1.3)	0.4	(0.1)	0.0	1.6
Structured repurchase agreements	1.2	(0.5)	0.2	0.0	0.0	0.0	0.5	(0.3)	0.0	0.0	0.0	0.9

	Total gains / losses included in comprehensive income
Balance as of 31.12.14	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other compre-hensive income	Pur- chases	Sales	Issuances	Settle- ments	Transfers into Level 3	Transfers out of Level 3	Foreign currency trans- lation	Balance as of 30.9.15²

3.5	(0.6)	(0.1)	0.0	0.6	(5.1)	4.3	0.0	0.8	(0.7)	(0.2)	2.6

1.4	0.0	0.0	0.0	0.4	(0.6)	0.0	0.0	0.1	(0.1)	(0.1)	1.1
1.1	(0.6)	(0.2)	0.0	0.0	(3.8)	4.3	0.0	0.2	(0.3)	0.0	0.8
0.6	0.0	0.0	0.0	0.1	(0.5)	0.0	0.0	0.2	(0.1)	0.0	0.2
0.5	0.1	0.1	0.0	0.1	(0.2)	0.0	0.0	0.3	(0.3)	0.0	0.5

3.5	(1.0)	(0.6)	0.0	0.0	0.0	1.3	(0.2)	0.3	(0.4)	(0.1)	3.3

1.0	(0.2)	(0.2)	0.0	0.0	0.0	1.2	(0.2)	0.3	(0.4)	0.0	1.7
2.4	(0.8)	(0.3)	0.0	0.0	0.0	0.1	0.0	0.0	0.0	(0.1)	1.5
0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

0.6	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	0.6

4.4	(0.5)	(0.4)	0.0	0.0	0.0	1.6	(2.2)	0.6	(0.4)	(0.1)	3.5

1.7	(0.4)	(0.2)	0.0	0.0	0.0	0.9	(1.1)	0.2	(0.1)	0.0	1.0
0.6	(0.1)	(0.1)	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.6
1.9	(0.1)	(0.2)	0.0	0.0	0.0	0.6	(0.9)	0.3	(0.2)	0.0	1.5
0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.4

5.0	(0.7)	(0.8)	0.0	0.0	0.0	0.7	(1.6)	0.5	(0.3)	(0.2)	3.4

1.7	(0.3)	(0.2)	0.0	0.0	0.0	0.0	(0.7)	0.3	(0.1)	0.0	1.0
0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3
2.4	(0.4)	(0.5)	0.0	0.0	0.0	0.5	(0.8)	0.2	(0.2)	(0.1)	1.6
0.6	0.0	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	(0.1)	0.5

11.9	(0.4)	(0.2)	0.0	0.0	0.0	5.6	(5.6)	1.1	(1.4)	(0.5)	10.7

2.2	(0.1)	0.0	0.0	0.0	0.0	0.8	(0.5)	0.0	0.0	0.0	2.3
7.3	0.3	(0.1)	0.0	0.0	0.0	3.4	(3.7)	1.1	(1.4)	(0.3)	6.6
1.5	0.1	0.1	0.0	0.0	0.0	0.8	(1.1)	0.0	0.0	(0.1)	1.2
0.9	(0.6)	(0.1)	0.0	0.0	0.0	0.6	(0.3)	0.0	0.0	0.0	0.6

1 Includes assets pledged as collateral which may be sold or repledged by counterparties.    2 Total Level 3 assets as of 30 September 2015 were CHF 10.0 billion ( 30 June 2015: CHF 10.5 billion, 31 December 2014: CHF 12.2 billion). Total Level 3 liabilities as of 30 September 2015 were CHF 14.2 billion (30 June 2015: CHF 14.8 billion,  31 December 2014: CHF 17.0 billion).

Notes to the UBS Group AG interim consolidated financial statements

Note 10   Fair value measurement (continued)

e) Valuation of assets and liabilities classified as Level 3

The table on the following pages presents assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and from parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

Significant unobservable inputs in Level 3 positions

This section discusses the significant unobservable inputs identified in the table on the following pages and assesses the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown. Relationships between observable and unobservable inputs have not been included in the summary below.

Bond price equivalent: Where market prices are not available for a bond, fair value is measured by comparison with observable pricing data from similar instruments. Factors considered when selecting comparable instruments include credit quality, maturity and industry of the issuer. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield (either as an outright yield or as a spread to LIBOR). Bond prices are expressed as points of the nominal, where 100 represents a fair value equal to the nominal value (i.e., par).

For corporate and municipal bonds, the range of 0–137 points represents the range of prices from reference issuances used in determining fair value. Bonds priced at 0 are distressed to the point that no recovery is expected, while prices significantly in excess of 100 or par relate to inflation-linked or structured issuances that pay a coupon in excess of the market benchmark as of the measurement date. The weighted average price is approximately 102 points, with a majority of positions concentrated around this price.

For asset-backed securities, the bond price range of 1–92 points represents the range of prices for reference securities used in determining fair value. An instrument priced at 0 is not expected to pay any principal or interest, while an instrument priced close to 100 points is expected to be repaid in full as well as pay a yield close to the market yield. The weighted average price for Level 3 assets within this portion of the Level 3 portfolio is 61 points.

For credit derivatives, the bond price range of 0–105 points represents the range of prices used for reference instruments that are typically converted to an equivalent yield or credit spread as part of the valuation process. The range is comparable to that for corporate and asset-backed issuances described above.

Loan price equivalent: Where market prices are not available for a traded loan, fair value is measured by comparison with observable pricing data for similar instruments. Factors considered when selecting comparable instruments include industry segment, collateral quality, maturity and issuer-specific covenants. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield. The range of 78–102 points represents the range of prices derived from reference issuances of a similar credit quality used in measuring fair value for loans classified as Level 3. Loans priced at 0 are distressed to the point that no recovery is expected, while a current price of 100 represents a loan that is expected to be repaid in full, and also pays a marginally higher-than-market yield. The weighted average is approximately 95 points.

Credit spread: Valuation models for many credit derivatives require an input for the credit spread, which is a reflection of the credit quality of the associated referenced underlying. The credit spread of a particular security is quoted in relation to the yield on a benchmark security or reference rate, typically either US Treasury or LIBOR, and is generally expressed in terms of basis points. An increase / (decrease) in credit spread will increase / (decrease) the value of credit protection offered by CDS and other credit derivative products. The income statement impact from such changes depends on the nature and direction of the positions held. Credit spreads may be negative where the asset is more creditworthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing creditworthiness. The ranges of 32–137 basis points in loans and 0–824 basis points in credit derivatives represents a diverse set of underlyings, with the lower end of the range representing credits of the highest quality (e.g., approximating the risk of LIBOR) and the upper end of the range representing greater levels of credit risk.

Note 10   Fair value measurement (continued)

Constant prepayment rate: A prepayment rate represents the amount of unscheduled principal repayment for a pool of loans. The prepayment estimate is based on a number of factors, such as historical prepayment rates for previous loans that are similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates. In general, a significant increase / (decrease) in this unobservable input in isolation would result in a significantly higher / (lower) fair value for bonds trading at a discount. For bonds trading at a premium the reverse would apply, with a decrease in fair value when the constant prepayment rate increases. However, in certain cases the effect of a change in prepayment speed upon instrument price is more complicated and depends on both the precise terms of the securitization and the position of the instrument within the securitization capital structure.

For asset-backed securities, the range of 0–20% represents inputs across various classes of asset-backed securities. Securities with an input of 0% typically reflect no current prepayment behavior within their underlying collateral with no expectation of this changing in the immediate future, while the high range of 20% relates to securities that are currently experiencing high prepayments. Different classes of asset-backed securities typically show different ranges of prepayment characteristics depending on a combination of factors, including the borrowers’ ability to refinance, prevailing refinancing rates, and the quality or characteristics of the underlying loan collateral pools. The weighted average constant prepayment rate for the portfolio is 4.6%.

For credit derivatives, the range of 1–20% represents the input assumption for credit derivatives on asset-backed securities. The range is driven in a similar manner to that for asset-backed securities.

For FX contracts and interest rate contracts, the ranges of 0–15% and 0–3%, respectively, represent the prepayment assumptions on securitizations underlying the BGS portfolio.

Constant default rate (CDR): The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate and is the annualized rate of default for a group of mortgages or loans. The CDR estimate is based on a number of factors, such as collateral delinquency rates in the pool and the future economic outlook. In general, a significant increase / (decrease) in this unobservable input in isolation would result in significantly lower / (higher) cash flows for the deal (and thus lower / (higher) valuations). However, different instruments within the capital structure can react differently to changes in the CDR rate. Generally, subordinated bonds will decrease in value as CDR increases, but for well protected senior bonds an increase in CDR may cause an increase in price. In addition, the presence of a guarantor wrap on the collateral pool of a security may result in notes at the junior end of the capital structure experiencing a price increase with an increase in the default rate.

The range of 0–11% for credit derivatives represents the expected default percentage across the individual instruments’ underlying collateral pools.

Loss severity / recovery rate: The projected loss severity / recovery rate reflects the estimated loss that will be realized given expected defaults. Loss severity is generally applied to collateral within asset-backed securities while the recovery rate is the analogous pricing input for corporate or sovereign credits. Recovery is the reverse of loss severity, so a 100% recovery rate is the equivalent of a 0% loss severity. Increases in loss severity levels / decreases in recovery rates will result in lower expected cash flows into the structure upon the default of the instruments. In general, a significant decrease / (increase) in the loss severity in isolation would result in significantly higher / (lower) fair value for the respective asset-backed securities. The impact of a change in recovery rate on a credit derivative position will depend on whether credit protection has been bought or sold.

Loss severity is ultimately driven by the value recoverable from collateral held after foreclosure occurs relative to the loan principal and possibly unpaid interest accrued at that point. For credit derivatives, the loss severity range of 0–100% applies to derivatives on asset-backed securities. The recovery rate range of 0–95% represents a wide range of expected recovery levels on credit derivative contracts within the Level 3 portfolio.

Discount margin (DM) spread: The DM spread represents the discount rates used to present value cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. DM spreads are a rate or rates applied on top of a floating index (e.g., LIBOR) to discount expected cash flows. Generally, a decrease / (increase) in the unobservable input in isolation would result in a significantly higher / (lower) fair value.

The different ranges represent the different discount rates across loans (1–14%), asset-backed securities (0–20%) and credit derivatives (1–45%). The high end of the range relates to securities that are priced very low within the market relative to the expected cash flow schedule. This indicates that the market is pricing an increased risk of credit loss into the security that is greater than what is being captured by the expected cash flow generation process. The low ends of the ranges are typical of funding rates on better quality instruments. For asset-backed securities the weighted average DM is 4.2% and for loans the average effective DM is 2.3%.

Notes to the UBS Group AG interim consolidated financial statements

Note 10   Fair value measurement (continued)

Equity dividend yields: The derivation of a forward price for an individual stock or index is important for measuring fair value for forward or swap contracts and for measuring fair value using option pricing models. The relationship between the current stock price and the forward price is based on a combination of expected future dividend levels and payment timings, and, to a lesser extent, the relevant funding rates applicable to the stock in question. Dividend yields are generally expressed as an annualized percentage of share price with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price. The range of 0–39% reflects the expected range of dividend rates for the portfolio.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value						Range of inputs
	Assets		Liabilities		Valuation technique(s)	Significant unobservable input(s)¹	30.9.15		31.12.14

CHF billion	30.9.15	31.12.14	30.9.15	31.12.14			low	high	low	high	unit¹
Financial assets held for trading / Trading portfolio liabilities, Financial assets / liabilities designated at fair value and Financial investments available-for-sale
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.1	1.4	0.1	0.1	Relative value to market comparable	Bond price equivalent	0	137	8	144	points
Traded loans, loans designated at fair value, loan commitments and guarantees	2.6	2.2	0.0	0.0	Relative value to market comparable	Loan price equivalent	78	102	80	101	points
					Discounted expected cash flows	Credit spread	32	137	37	138	basis points
					Market comparable and securitization model	Discount margin / spread	1	14	0	13%
					Mortality dependent cash flow	Volatility of mortality²			270	280%
Investment fund units³	0.4	0.5	0.0	0.0	Relative value to market comparable	Net asset value
Asset-backed securities	0.2	0.6	0.0	0.0	Discounted cash flow projection	Constant prepayment rate	0	20	0	18%
						Discount margin / spread	0	20	0	22%
					Relative value to market comparable	Bond price equivalent	1	92	0	102	points
Equity instruments³	0.6	0.5	0.1	0.0	Relative value to market comparable	Price
Structured (reverse) repurchase agreements	1.5	2.4	0.6	0.9	Discounted expected cash flows	Funding spread	15	163	10	163	basis points
Financial assets for unit-linked investment contracts³	0.1	0.1			Relative value to market comparable	Price
Structured debt instruments and non-structured fixed-rate bonds⁴			10.1	11.0

Note 10   Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value						Range of inputs
	Assets		Liabilities		Valuation technique(s)	Significant unobservable input(s)¹	30.9.15		31.12.14

CHF billion	30.9.15	31.12.14	30.9.15	31.12.14			low	high	low	high	unit¹
Replacement values
Interest rate contracts	0.3	0.2	0.5	0.6	Option model	Volatility of interest rates	17	166	13	94%
						Rate-to-rate correlation	84	94	84	94%
						Intra-curve correlation	34	94	50	94%
					Discounted expected cash flows	Constant prepayment rate	0	3	0	3%
Credit derivative contracts	1.0	1.7	1.0	1.7	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	0	824	0	963	basis points
						Upfront price points	10	26	15	83%
						Recovery rates	0	95	0	95%
						Credit index correlation	10	85	10	85%
						Discount margin / spread	1	45	0	32%
						Credit pair correlation	57	94	57	94%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	1	20	1	16%
						Constant default rate	0	11	0	9%
						Loss severity	0	100	0	100%
						Discount margin / spread	1	15	1	33%
						Bond price equivalent	0	105	12	100	points
Foreign exchange contracts	0.6	0.6	0.3	0.3	Option model	Rate-to-FX correlation	(57)	60	(57)	60%
						FX-to-FX correlation	(70)	80	(70)	80%
					Discounted expected cash flows	Constant prepayment rate	0	15	0	13%
Equity / index contracts	1.5	1.9	1.6	2.4	Option model	Equity dividend yields	0	39	0	15%
						Volatility of equity stocks, equity and other indices	1	143	1	130%
						Equity-to-FX correlation	(51)	82	(55)	84%
						Equity-to-equity correlation	17	99	18	99%
Non-financial assets³˒⁵	0.1	0.2			Relative value to market comparable	Price
					Discounted cash flow projection	Projection of cost and income related to the particular property
						Discount rate
						Assessment of the particular property´s condition

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par. For example, 100 points would be 100% of par.    2 The range of inputs is not disclosed for 30 September 2015 because this unobservable input parameter was not significant to the respective valuation technique as of that date.    3 The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.    4 Valuation techniques, significant unobservable inputs and the respective input ranges for structured debt instruments and non-structured fixed-rate bonds are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.    5 Non-financial assets include investment properties at fair value and other assets which primarily consist of assets held for sale.

Notes to the UBS Group AG interim consolidated financial statements

Note 10   Fair value measurement (continued)

Volatility: Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage, where a higher number reflects a more volatile instrument for which future price movements are more likely to occur. The minimum level of volatility is 0% and there is no theoretical maximum. Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in volatility and is reduced by a decrease in volatility. Generally, volatility used in the measurement of fair value is derived from active market option prices (referred to as implied volatility). A key feature of implied volatility is the volatility “smile” or “skew,” which represents the effect of pricing options of different option strikes at different implied volatility levels.

–   Volatility of interest rates – the range of 17–166% reflects the range of unobservable volatilities across different currencies and related underlying interest rate levels. Volatilities of low interest rates tend to be much higher than volatilities of high interest rates. In addition, different currencies may have significantly different implied volatilities.

–   Volatility of equity stocks, equity and other indices – the range of 1–143% reflects the range of underlying stock volatilities.

Correlation: Correlation measures the inter-relationship between the movements of two variables. It is expressed as a percentage between (100)% and +100%, where +100% are perfectly correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the same direction), and (100)% are inversely correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the opposite direction). The effect of correlation on the measurement of fair value depends on the specific terms of the instruments being valued, due to the range of different payoff features within such instruments.

–   Rate-to-rate correlation – the correlation between interest rates of two separate currencies. The range of 84–94% results from the different pairs of currency involved.

–   Intra-curve correlation – the correlation between different tenor points of the same yield curve. Correlations are typically fairly high, as reflected by the range of 34–94%.

–   Credit index correlation of 10–85% reflects the implied correlation derived from different indices across different parts of the benchmark index capital structure. The input is particularly important for bespoke and Level 3 index tranches.

–   Credit pair correlation is particularly important for first to default credit structures. The range of 57–94% reflects the difference between credits with low correlation and similar highly correlated credits.

–   Rate-to-FX correlation – captures the correlation between interest rates and FX rates. The range for the portfolio is (57)–60%, which represents the relationship between interest rates and foreign exchange levels. The signage on such correlations depends on the quotation basis of the underlying FX rate (e.g., EUR / USD and USD / EUR correlations to the same interest rate will have opposite signs).

–   FX-to-FX correlation is particularly important for complex options that incorporate different FX rates in the projected payoff. The range of (70)–80% reflects the underlying characteristics across the main FX pairs to which UBS has exposure.

–   Equity-to-FX correlation is important for equity options based on a currency different than the currency of the underlying stock. The range of (51)–82% represents the range of the relationship between underlying stock and foreign exchange volatilities.

–   Equity-to-equity correlation is particularly important for complex options that incorporate, in some manner, different equities in the projected payoff. The closer the correlation is to 100%, the more related one equity is to another. For example, equities with a very high correlation could be from different parts of the same corporate structure. The range of 17–99% reflects this.

Note 10   Fair value measurement (continued)

Funding spread: Structured financing transactions are valued using synthetic funding curves that best represent the assets that are pledged as collateral to the transactions. They are not representative of where UBS can fund itself on an unsecured basis, but provide an estimate of where UBS can source and deploy secured funding with counterparties for a given type of collateral. The funding spreads are expressed in terms of basis points over or under LIBOR, and if funding spreads widen this increases the impact of discounting. The range of 15–163 basis points for both structured repurchase agreements and structured reverse repurchase agreements represents the range of asset funding curves, where wider spreads are due to a reduction in liquidity of underlying collateral for funding purposes.

A small proportion of structured debt instruments and non-structured fixed-rate bonds within financial liabilities designated at fair value had an exposure to funding spreads that is longer in duration than the actively traded market. Such positions are within the range of 15–163 basis points reported above.

Upfront price points: A component in the price quotation of credit derivative contracts, whereby the overall fair value price level is split between the credit spread (basis points running over the life of the contract as described above) and a component that is quoted and settled upfront on transacting a new contract. This latter component is referred to as upfront price points and represents the difference between the credit spread paid as protection premium on a current contract versus a small number of standard contracts defined by the market. Distressed credit names frequently trade and quote CDS protection only in upfront points rather than as a running credit spread. An increase / (decrease) in upfront points will increase / (decrease) the value of credit protection offered by CDS and other credit derivative products. The effect of increases or decreases in upfront price points depends on the nature and direction of the positions held. Upfront pricing points may be negative where a contract is quoting for a narrower premium than the market standard, but are generally positive, reflecting an increase in credit premium required by the market as creditworthiness deteriorates. The range of 10–26% within the table represents the variety of current market credit spread levels relative to the benchmarks used as a quotation basis. Upfront points of 26% represent a distressed credit.

Notes to the UBS Group AG interim consolidated financial statements

Note 10   Fair value measurement (continued)

f) Sensitivity of fair value measurements to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. As of 30 September 2015, the total favorable and unfavorable effects of changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions for financial instruments classified as Level 3 were CHF 0.9 billion and CHF 0.7 billion, respectively (30 June 2015: CHF 0.7 billion and CHF 0.6 billion, respectively; 31 December 2014: CHF 1.0 billion and CHF 0.8 billion, respectively). The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct inter-relationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.9.15		30.6.15		31.12.14
CHF million	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹
Government bills / bonds	0	(1)	0	(1)	10	(1)
Corporate bonds and municipal bonds, including bonds issued by financial institutions	29	(30)	27	(27)	33	(41)
Traded loans, loans designated at fair value, loan commitments and guarantees	100	(47)	97	(50)	103	(63)
Asset-backed securities	8	(7)	7	(3)	16	(12)
Equity instruments	116	(63)	100	(54)	105	(42)
Interest rate derivative contracts, net	117	(59)	103	(71)	106	(58)
Credit derivative contracts, net	193	(207)	145	(158)	248	(277)
Foreign exchange derivative contracts, net	60	(51)	41	(41)	35	(32)
Equity / index derivative contracts, net	68	(72)	62	(63)	82	(83)
Structured debt instruments and non-structured fixed-rate bonds	147	(164)	141	(154)	202	(199)
Other	28	(27)	13	(12)	23	(17)
Total	867	(728)	735	(633)	965	(824)

1 Of the total favorable change, CHF 115 million as of 30 September 2015 (30 June 2015: CHF 103 million, 31 December 2014: CHF 116 million) related to financial investments available-for-sale. Of the total unfavorable change, CHF 59 million as of 30 September 2015 (30 June 2015: CHF 57 million, 31 December 2014: CHF 56 million) related to financial investments available-for-sale.

Note 10   Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.9.15		30.6.15		31.12.14
CHF billion	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	96.5	96.5	84.6	84.6	104.1	104.1
Due from banks	13.2	13.2	13.3	13.3	13.3	13.3
Cash collateral on securities borrowed	28.6	28.6	27.7	27.7	24.1	24.1
Reverse repurchase agreements	73.4	73.4	60.8	60.9	68.4	68.4
Cash collateral receivables on derivative instruments	27.0	27.0	24.8	24.8	31.0	31.0
Loans	312.3	314.8	313.9	316.2	315.8	318.3
Other assets	19.1	19.1	24.5	24.4	21.3	21.1
Liabilities
Due to banks	11.2	11.2	13.3	13.3	10.5	10.5
Cash collateral on securities lent	7.4	7.4	10.7	10.7	9.2	9.2
Repurchase agreements	17.4	17.4	13.0	13.0	11.8	11.8
Cash collateral payables on derivative instruments	40.8	40.8	38.6	38.6	42.4	42.4
Due to customers	385.8	385.8	377.1	377.1	410.2	410.2
Debt issued	102.7	105.0	100.7	103.5	91.2	94.3
Other liabilities	50.1	50.1	43.6	43.6	45.4	45.4
Guarantees / Loan commitments
Guarantees¹	0.0	(0.1)	0.0	(0.1)	0.0	(0.1)
Loan commitments	0.0	0.0	0.0	0.0	0.0	0.0

1 The carrying value of guarantees represented a liability of CHF 0.0 billion as of 30 September 2015 (30 June 2015: CHF 0.0 billion, 31 December 2014: CHF 0.0 billion). The estimated fair value of guarantees represented an asset of CHF 0.1 billion as of 30 September 2015 (30 June 2015: CHF 0.1 billion, 31 December 2014: CHF 0.1 billion).

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions used relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another. UBS applies significant judgments and assumptions to arrive at these fair values, which are less sophisticated than established fair value and model governance policies and processes applied to financial instruments accounted for at fair value whose fair values impact UBS’s balance sheet and net profit.

Notes to the UBS Group AG interim consolidated financial statements

Note 11 Derivative instruments¹
	30.9.15
CHF billion	Positive replacement values	Notional values related to positive replacement values²	Negative replacement values	Notional values related to negative replacement values²	Other notional values³
Derivative instruments
Interest rate contracts	84	1,573	76	1,466	9,242
Credit derivative contracts	7	174	7	179	0
Foreign exchange contracts	67	2,791	65	2,636	4
Equity / index contracts	23	260	26	330	43
Commodity contracts	4	32	4	29	9
Unsettled purchases of non-derivative financial investments⁴	0	39	0	12	0
Unsettled sales of non-derivative financial investments⁴	0	19	0	32	0
Total derivative instruments, based on IFRS netting⁵	186	4,888	180	4,683	9,298

	30.6.15
CHF billion	Positive replacement values	Notional values related to positive replacement values²	Negative replacement values	Notional values related to negative replacement values²	Other notional values³
Derivative instruments
Interest rate contracts	83	1,702	75	1,593	9,888
Credit derivative contracts	7	164	7	177	0
Foreign exchange contracts	62	2,668	63	2,566	8
Equity / index contracts	18	263	23	347	35
Commodity contracts	3	31	3	31	8
Unsettled purchases of non-derivative financial investments⁴	0	23	0	28	0
Unsettled sales of non-derivative financial investments⁴	0	33	0	17	0
Total derivative instruments, based on IFRS netting⁵	174	4,885	171	4,759	9,939

	31.12.14
CHF billion	Positive replacement values	Notional values related to positive replacement values²	Negative replacement values	Notional values related to negative replacement values²	Other notional values³
Derivative instruments
Interest rate contracts	124	2,188	118	2,085	13,448
Credit derivative contracts	11	248	12	252	0
Foreign exchange contracts	98	3,116	98	2,901	15
Equity / index contracts	20	240	23	310	38
Commodity contracts	4	38	3	31	7
Unsettled purchases of non-derivative financial investments⁴	0	11	0	13	0
Unsettled sales of non-derivative financial investments⁴	0	16	0	9	0
Total derivative instruments, based on IFRS netting⁵	257	5,858	254	5,600	13,508

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 September 2015, these derivatives amounted to a PRV of CHF 0.4 billion (related notional values of CHF 8.9 billion) and an NRV of CHF 0.5 billion (related notional values of CHF 12.0 billion). As of 30 June 2015, bifurcated embedded derivatives amounted to a PRV of CHF 0.6 billion (related notional values of CHF 13.0 billion) and an NRV of CHF 0.5 billion (related notional values of CHF 11.9 billion). As of 31 December 2014, bifurcated embedded derivatives amounted to a PRV of CHF 0.3 billion (related notional values of CHF 6.5 billion) and an NRV of CHF 0.3 billion (related notional values of CHF 7.8 billion).    2 In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    3 Other notional values relate to derivatives which are cleared through either a central clearing counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    4 Changes in the fair value of purchased and sold non-derivative financial investments between trade date and settlement date are recognized as replacement values.    5 Includes exchange-traded agency transactions and OTC cleared transactions entered into on behalf of clients with a combined PRV of CHF 9.1 billion as of 30 September 2015 (30 June 2015: CHF 6.2 billion, 31 December 2014: CHF 6.8 billion), and a combined NRV of CHF 9.0 billion as of 30 September 2015 (30 June 2015: CHF 6.5 billion, 31 December 2014: CHF 6.8 billion), for which notional values were not included in the table above due to their significantly different risk profile. Refer to Note 12 for more information on netting arrangements.

Note 12  Offsetting financial assets and financial liabilities

UBS enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set-off liabilities against available assets received in the ordinary course of business and / or in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The right of set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

Financial assets

The table below provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

UBS engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables on this and on the next page do not purport to represent actual credit exposure.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
30.9.15
	Assets subject to netting arrangements						Assets not subject to netting arrangements⁴	Total assets

	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³
CHF billion	Gross assets before netting	Netting with gross liabilities²	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets recognized on the balance sheet	Total assets after consideration of netting potential	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	27.4	0.0	27.4	(2.7)	(24.8)	0.0	1.1	1.1	28.6
Reverse repurchase agreements	114.3	(54.6)	59.8	(6.6)	(53.1)	0.0	13.6	13.6	73.4
Positive replacement values	180.2	(4.4)	175.8	(135.4)	(28.1)	12.3	10.2	22.5	186.0
Cash collateral receivables on derivative instruments¹	106.7	(83.0)	23.7	(13.6)	(2.0)	8.0	3.4	11.4	27.0
Financial assets designated at fair value	2.6	0.0	2.6	0.0	(1.8)	0.8	2.6	3.4	5.2
Total assets	431.3	(142.0)	289.3	(158.3)	(109.9)	21.2	30.9	52.1	320.2

Notes to the UBS Group AG interim consolidated financial statements

Note 12  Offsetting financial assets and financial liabilities (continued)

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements (continued)
30.6.15
	Assets subject to netting arrangements						Assets not subject to netting arrangements⁴	Total assets

	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³
CHF billion	Gross assets before netting	Netting with gross liabilities²	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets recognized on the balance sheet	Total assets after consideration of netting potential	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	26.5	0.0	26.5	(3.0)	(23.5)	0.0	1.2	1.2	27.7
Reverse repurchase agreements	90.4	(41.3)	49.1	(4.0)	(44.9)	0.2	11.7	11.9	60.8
Positive replacement values	168.2	(3.8)	164.5	(127.0)	(25.2)	12.3	9.2	21.5	173.7
Cash collateral receivables on derivative instruments¹	116.5	(94.7)	21.7	(12.9)	(2.2)	6.6	3.1	9.7	24.8
Financial assets designated at fair value	2.5	0.0	2.5	0.0	(1.9)	0.6	2.9	3.6	5.4
Total assets	404.1	(139.8)	264.3	(146.9)	(97.6)	19.8	28.2	47.9	292.5

31.12.14
	Assets subject to netting arrangements						Assets not subject to netting arrangements⁴	Total assets

	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³
CHF billion	Gross assets before netting	Netting with gross liabilities²	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets recognized on the balance sheet	Total assets after consideration of netting potential	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	22.7	0.0	22.7	(1.9)	(20.8)	0.0	1.4	1.4	24.1
Reverse repurchase agreements	99.2	(42.8)	56.4	(3.4)	(52.8)	0.1	12.1	12.2	68.4
Positive replacement values	249.9	(3.1)	246.8	(198.7)	(30.8)	17.3	10.1	27.4	257.0
Cash collateral receivables on derivative instruments¹	245.7	(218.4)	27.4	(18.8)	(1.6)	7.0	3.6	10.6	31.0
Financial assets designated at fair value	3.1	0.0	3.1	0.0	(3.0)	0.1	1.9	2.0	5.0
Total assets	620.5	(264.2)	356.3	(222.9)	(108.9)	24.5	29.1	53.6	385.4

1 The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32, and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral pledged, reflected on the Negative replacement values line in the table presented on the following pages.    2 The logic of the table results in amounts presented in the “Netting with gross liabilities” column corresponding directly to the amounts presented in the “Netting with gross assets” column in the liabilities table presented on the following pages.    3 For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreement so as not to exceed the net amount of financial assets presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4 Includes assets not subject to enforceable netting arrangements and other out-of-scope items.

Note 12  Offsetting financial assets and financial liabilities (continued)

Financial liabilities

The table below provides a summary of financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral pledged to mitigate credit exposures for these financial liabilities. The gross financial liabilities that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial assets with the same counterparties that have been offset on the balance sheet and other financial liabilities not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial assets and collateral pledged that are not offset on the balance sheet are shown to arrive at financial liabilities after consideration of netting potential.

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
30.9.15
	Liabilities subject to netting arrangements						Liabilities not subject to netting arrangements⁴	Total liabilities

	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³
CHF billion	Gross liabilities before netting	Netting with gross assets²	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consideration of netting potential	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	7.3	0.0	7.3	(2.7)	(4.5)	0.0	0.1	0.2	7.4
Repurchase agreements	68.2	(54.6)	13.6	(6.6)	(7.0)	0.0	3.8	3.8	17.4
Negative replacement values	172.8	(4.4)	168.3	(135.4)	(20.1)	12.8	11.3	24.1	179.7
Cash collateral payables on derivative instruments¹	118.5	(83.0)	35.5	(22.1)	(2.5)	11.0	5.3	16.3	40.8
Financial liabilities designated at fair value	3.1	0.0	3.1	0.0	(0.8)	2.3	59.0	61.3	62.1
Total liabilities	369.8	(142.0)	227.8	(166.8)	(34.9)	26.1	79.5	105.6	307.3

30.6.15
	Liabilities subject to netting arrangements						Liabilities not subject to netting arrangements⁴	Total liabilities

	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³
CHF billion	Gross liabilities before netting	Netting with gross assets²	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consideration of netting potential	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	9.1	0.0	9.1	(3.0)	(6.2)	0.0	1.5	1.5	10.7
Repurchase agreements	50.7	(41.3)	9.3	(4.0)	(5.1)	0.2	3.7	3.9	13.0
Negative replacement values	162.8	(3.8)	159.0	(127.0)	(18.3)	13.7	12.2	25.9	171.2
Cash collateral payables on derivative instruments¹	128.1	(94.7)	33.4	(20.8)	(2.4)	10.1	5.2	15.4	38.6
Financial liabilities designated at fair value	3.5	0.0	3.5	0.0	(0.9)	2.6	62.9	65.5	66.4
Total liabilities	354.2	(139.8)	214.4	(154.8)	(32.9)	26.7	85.5	112.2	299.9

Notes to the UBS Group AG interim consolidated financial statements

Note 12  Offsetting financial assets and financial liabilities (continued)

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements (continued)
31.12.14
	Liabilities subject to netting arrangements						Liabilities not subject to netting arrangements⁴	Total liabilities

	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³
CHF billion	Gross liabilities before netting	Netting with gross assets²	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consideration of netting potential	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	8.4	0.0	8.4	(1.9)	(6.5)	0.0	0.7	0.8	9.2
Repurchase agreements	51.5	(42.8)	8.7	(3.4)	(5.2)	0.0	3.2	3.2	11.8
Negative replacement values	243.3	(3.1)	240.2	(198.7)	(21.8)	19.7	13.9	33.5	254.1
Cash collateral payables on derivative instruments¹	256.1	(218.4)	37.7	(25.1)	(2.3)	10.3	4.6	14.9	42.4
Financial liabilities designated at fair value	3.8	0.0	3.8	0.0	(1.4)	2.4	71.5	73.9	75.3
Total liabilities	563.1	(264.2)	298.8	(229.2)	(37.3)	32.4	93.9	126.3	392.8

1 The net amount of Cash collateral payables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32, and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral received, reflected on the Positive replacement values line in the table presented on the previous pages.    2 The logic of the table results in amounts presented in the “Netting with gross assets” column corresponding directly to the amounts presented in the “Netting with gross liabilities” column in the assets table presented on the previous pages.    3 For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreement so as not to exceed the net amount of financial liabilities presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4 Includes liabilities not subject to enforceable netting arrangements and other out-of-scope items.

Note 13 Other assets and liabilities
CHF million	30.9.15	30.6.15	31.12.14

Other assets
Prime brokerage receivables¹	10,376	15,530	12,534
Recruitment loans financial advisors	2,817	2,668	2,909
Other loans to financial advisors	428	425	372
Bail deposit²	1,217	1,163	1,323
Accrued interest income	483	426	453
Accrued income - other	1,010	1,288	1,009
Prepaid expenses	1,110	1,043	1,027
Net defined benefit pension and post-employment assets	0	0	0
Settlement and clearing accounts	610	893	617
VAT and other tax receivables	325	305	272
Properties and other non-current assets held for sale	136	131	236
Assets of disposal group held for sale³	1,220	254	0
Other	2,376	2,267	2,236
Total other assets	22,109	26,394	22,988

Other liabilities
Prime brokerage payables¹	43,157	36,270	38,633
Amounts due under unit-linked investment contracts	16,331	16,777	17,643
Compensation-related liabilities	6,643	5,765	6,732
of which: accrued expenses	2,498	1,960	2,633
of which: deferred contingent capital plans	1,100	977	794
of which: other deferred compensation plans	1,927	1,756	1,931
of which: net defined benefit pension and post-employment liabilities	1,118	1,072	1,374
Third-party interest in consolidated investment funds	868	539	648
Settlement and clearing accounts	1,218	1,892	1,054
Current and deferred tax liabilities	940	841	643
VAT and other tax payables	398	454	422
Deferred income	245	222	259
Accrued interest expenses	1,168	948	1,327
Other accrued expenses	2,639	2,725	2,473
Liabilities of disposal group held for sale³	2,760	2,759	0
Other	1,039	1,211	1,279
Total other liabilities	77,407	70,402	71,112

1 Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.    2 Refer to item 1 in Note 16b for more information.    3 Refer to Note 18 for more information.

Notes to the UBS Group AG interim consolidated financial statements

Note 14 Financial liabilities designated at fair value
CHF million	30.9.15	30.6.15	31.12.14
Non-structured fixed-rate bonds	3,987	3,964	4,488
of which: issued by UBS AG with original maturity greater than one year¹˒²	3,393	3,343	3,616
Structured debt instruments issued³	51,887	55,918	63,888
of which: issued by UBS AG with original maturity greater than one year¹˒⁴	36,266	38,826	45,851
Structured over-the-counter debt instruments	5,279	5,558	5,662
of which: issued by UBS AG with original maturity greater than one year¹˒⁵	4,345	4,732	3,691
Repurchase agreements	817	860	1,167
Loan commitments and guarantees⁶	110	67	93
Total	62,081	66,366	75,297
of which: own credit on financial liabilities designated at fair value	(248)	(207)	302

1 Issued by UBS AG or its branches.    2 100% of the balance as of 30 September 2015 was unsecured (30 June 2015: 100% of the balance was unsecured).    3 Includes non-structured rates-linked debt instruments issued.    4 More than 98% of the balance as of 30 September 2015 was unsecured (30 June 2015: more than 98% of the balance was unsecured).    5 More than 35% of the balance as of 30 September 2015 was unsecured (30 June 2015: more than 40% of the balance was unsecured).    6 Loan commitments recognized as “Financial liabilities designated at fair value” until drawn and recognized as loans.

Note 15 Debt issued held at amortized cost
CHF million	30.9.15	30.6.15	31.12.14
Certificates of deposit	15,607	19,708	16,591
Commercial paper	4,760	5,484	4,841
Other short-term debt	6,021	6,086	5,931
Short-term debt¹	26,388	31,278	27,363
Non-structured fixed-rate bonds	34,288	34,147	24,582
of which: issued by UBS AG with original maturity greater than one year²	34,122	34,003	24,433
Senior unsecured debt contributing to total loss-absorbing capacity³	4,216	0	0
Covered bonds	10,083	9,639	13,614
Subordinated debt	19,067	16,682	16,123
of which: Swiss SRB Basel III high-trigger loss-absorbing additional tier 1 capital	2,795	1,158	0
of which: Swiss SRB Basel III low-trigger loss-absorbing additional tier 1 capital	2,308	2,145	0
of which: Swiss SRB Basel III phase-out additional tier 1 capital	0	0	1,197
of which: Swiss SRB Basel III low-trigger loss-absorbing tier 2 capital	10,218	9,625	10,464
of which: Swiss SRB Basel III phase-out tier 2 capital	3,745	3,754	4,462
Debt issued through the central bond institutions of the Swiss regional or cantonal banks	8,139	8,147	8,029
Other long-term debt	549	664	1,495
of which: issued by UBS AG with original maturity greater than one year²	283	385	861
Long-term debt⁴	76,343	69,280	63,844
Total debt issued held at amortized cost⁵	102,731	100,558	91,207

1 Debt with an original maturity of less than one year.    2 Issued by UBS AG or its branches. 100% of the balance as of 30 September 2015 was unsecured (30 June 2015: 100% of the balance was unsecured).    3 Issued by a funding subsidiary directly held and guaranteed by UBS Group AG.    4 Debt with original maturity greater than or equal to one year.    5 Net of bifurcated embedded derivatives with a net negative fair value of CHF 34 million as of 30 September 2015 (30 June 2015: net positive fair value of CHF 154 million, 31 December 2014: net negative fair value of CHF 25 million).

Note 16   Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks¹	Litigation, regulatory and similar matters²	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits	Other	Total provisions
Balance as of 31 December 2014	50	3,053	647	23	153	215	224	4,366
Balance as of 30 June 2015	50	2,368	669	44	156	202	105	3,594
Increase in provisions recognized in the income statement	8	642	39	0	2	0	3	694
Release of provisions recognized in the income statement	0	(49)	(12)	0	(1)	(1)	0	(63)
Provisions used in conformity with designated purpose	(9)	(152)	(74)	0	(5)	0	(3)	(242)
Capitalized reinstatement costs	0	0	0	0	1	0	0	0
Reclassifications	0	0	0	(9)	0	0	0	(9)
Foreign currency translation / unwind of discount	1	89	27	0	4	0	2	123
Balance as of 30 September 2015	51	2,899	649³	35	156⁴	200⁵	106	4,097

1 Comprises provisions for losses resulting from security risks and transaction processing risks. 2 Comprises provisions for losses resulting from legal, liability and compliance risks. 3 Includes personnel-related restructuring provisions of CHF 111 million as of 30 September 2015 (30 June 2015: CHF 123 million; 31 December 2014: CHF 116 million) and provisions for onerous lease contracts of CHF 538 million as of 30 September 2015 (30 June 2015: CHF 546 million; 31 December 2014: CHF 530 million). 4 Includes reinstatement costs for leasehold improvements of CHF 92 million as of 30 September 2015 (30 June 2015: CHF 92 million; 31 December 2014: CHF 98 million) and provisions for onerous lease contracts of CHF 64 million as of 30 September 2015 (30 June 2015: CHF 65 million; 31 December 2014: CHF 55 million). 5 Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 16b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Notes to the UBS Group AG interim consolidated financial statements

Note 16   Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 16a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement (NPA) described in paragraph 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG has pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, and has agreed to pay a USD 203 million fine and accept a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit¹
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2014	188	209	92	53	1,258	312	0	941	3,053
Balance as of 30 June 2015	188	229	86	48	724	302	0	791	2,368
Increase in provisions recognized in the income statement	4	54	0	0	0	6	0	577	642
Release of provisions recognized in the income statement	(3)	(3)	0	0	0	0	0	(42)	(49)
Provisions used in conformity with designated purpose	(26)	(21)	(3)	(32)	(2)	0	0	(67)	(152)
Foreign currency translation / unwind of discount	8	12	1	1	29	2	0	38	89
Balance as of 30 September 2015	171	270	84	17	751	310	0	1,297	2,899

1 Provisions, if any, for the matters described in this Note are recorded in Wealth Management (item 3), Wealth Management Americas (item 4), Corporate Center - Services (item 7) and Corporate Center - Non-core and Legacy Portfolio (items 2 and 8). Provisions, if any, for the matters described in this Note in items 1 and 6 are allocated between Wealth Management and Retail & Corporate, and provisions for the matter described in item 5 are allocated between the Investment Bank and Corporate Center – Services.

Note 16   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future.

As a result of investigations in France, in 2013, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, and the investigating judges ordered UBS to provide bail (“caution”) of EUR 1.1 billion. UBS AG appealed the determination of the bail amount, but both the appeal court (“Cour d’Appel”) and the French Supreme Court (“Cour de Cassation”) upheld the bail amount and rejected the appeal in full in late 2014. UBS AG has filed an application with the European Court of Human Rights to challenge various aspects of the French court’s decision. In September 2015, the former CEO of UBS Wealth Management was placed under formal examination in connection with these proceedings.

 In March 2015, UBS (France) S.A. was placed under formal examination for complicity regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons for the years 2004 until 2008 and declared witness with legal assistance for the years 2009 to 2012. A bail of EUR 40 million was imposed, and was reduced by the Court of Appeals in May 2015 to EUR 10 million. UBS (France) S.A. is considering whether or not to further appeal that decision.

In addition, the investigating judges have sought to issue arrest warrants against three Swiss-based former employees of UBS AG who did not appear when summoned by the investigating judge. Separately, in 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and know your customer obligations. It imposed a penalty of EUR 10 million, which was paid.

In January 2015, UBS received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. UBS is cooperating with the authorities in these investigations.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 30 September 2015 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

RMBS-related lawsuits concerning disclosures: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 6.7 billion in original face amount of RMBS underwritten or issued by UBS. Of the USD 6.7 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 3.6 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 3.1 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

Notes to the UBS Group AG interim consolidated financial statements

Note 16   Provisions and contingent liabilities (continued)

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action in which UBS was named as a defendant was settled by a third-party issuer and received final approval by the district court in 2013. The settlement reduced the original face amount of third-party RMBS at issue in the cases pending against UBS by approximately USD 24 billion. The third-party issuer will fund the settlement at no cost to UBS. In 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

UBS is a defendant in two lawsuits brought by the National Credit Union Administration (NCUA), as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for RMBS purchased by the credit unions. Both lawsuits were filed in US District Courts, one in the District of Kansas and the other in the Southern District of New York. The Kansas court partially granted UBS’s motion to dismiss in 2013 and held that the NCUA’s claims for 10 of the 22 RMBS certificates on which it had sued were time-barred. As a result, the original principal balance at issue in that case was reduced from USD 1.15 billion to approximately USD 400 million. The original principal balance at issue in the Southern District of New York case is approximately USD 400 million. In May 2015 the Kansas court, relying on a March 2015 decision rendered by the US Court of Appeals for the Tenth Circuit in a case filed by the NCUA against Barclays Capital, Inc., granted a motion for reconsideration filed by the NCUA and reinstated the NCUA’s claims against UBS for the 10 certificates that had been dismissed in 2013.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table “Loan repurchase demands by year received – original principal balance of loans” summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 29 October 2015. In the table, “Resolved demands” are considered to be finally resolved, and include demands that are time-barred under the decision rendered by the New York Court of Appeals on 11 June 2015 in Ace Securities vs. DB Structured Products (Ace Decision). Repurchase demands in all other categories are not finally resolved.

Loan repurchase demands by year received - original principal balance of loans¹
USD million	2006–2008	2009	2010	2011	2012	2013	2014	2015, through 29 October	Total

Resolved demands
Loan repurchases / make whole payments by UBS	12	1							13
Demands barred by statute of limitations		1	2	3	18	519	260		803
Demands rescinded by counterparty	110	104	19	303	237				773
Demands resolved in litigation	1	21							21

Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	107	99	72		403

Demands in dispute
Demands in litigation			346	732	1,041				2,118
Demands in review by UBS				1					1
Total	122	205	368	1,084	1,404	618	332	0	4,133
1 Loans submitted by multiple counterparties are counted only once.

Note 16   Provisions and contingent liabilities (continued)

Payments that UBS has made to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made to date have related to so-called Option ARM loans; severity rates may vary for other types of loans with different characteristics. Losses upon repurchase would typically reflect the estimated value of the loans in question at the time of repurchase, as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase.

In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

Any future repurchase demands should be time-barred by virtue of the Ace Decision.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action (Trustee Suit) in the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. In January 2015, the court rejected plaintiffs’ efforts to seek damages for all loans purportedly in breach of representations and warranties in any of the three Transactions and limited plaintiffs to pursuing claims based solely on alleged breaches for loans identified in the complaint or other breaches that plaintiffs can establish were independently discovered by UBS. In February 2015, the court denied plaintiffs’ motion seeking reconsideration of its ruling. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. Related litigation brought by Assured Guaranty was resolved in 2013.

In 2012, the Federal Housing Finance Agency, on behalf of the Federal Home Loan Mortgage Corporation (Freddie Mac), filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In 2013, the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee subsequently filed an amended complaint, which UBS moved to dismiss. The motion remains pending.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. In September 2015, the Eastern District of New York identified a number of transactions that are currently the focus of their inquiry, as to which we are providing additional information. UBS continues to respond to the FIRREA subpoena and to subpoenas from the New York State Attorney General (NYAG) relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. We are cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages,” our balance sheet at 30 September 2015 reflected a provision of USD 1,174 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Notes to the UBS Group AG interim consolidated financial statements

Note 16   Provisions and contingent liabilities (continued)

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million
Balance as of 31 December 2014	849
Balance as of 30 June 2015	772
Increase in provision recognized in the income statement	507
Release of provision recognized in the income statement	(44)
Provision used in conformity with designated purpose	(61)
Balance as of 30 September 2015	1,174

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In July 2015, the Luxembourg Court of Appeal dismissed one test appeal in its entirety, which decision was appealed by the investor. In July 2015, the Luxembourg Supreme Court found in favor of UBS and dismissed the investor's appeal. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the Southern District of New York dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in June 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In December 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. One claim was voluntarily withdrawn by the plaintiff. In July 2015, following a motion by UBS, the Southern District of New York dismissed the two remaining claims on the basis that the New York courts did not have jurisdiction to hear the claims against the UBS entities. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In January 2015, a court of appeal reversed a lower court decision in favor of UBS in one such case and ordered UBS to pay EUR 49 million, plus interest. UBS has filed an application for leave to appeal the decision.

Note 16   Provisions and contingent liabilities (continued)

4. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (the funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 1.4 billion. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions in losses in the funds. In 2015, defendants’ motion to dismiss was denied. Defendants are seeking leave to appeal that ruling to the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Defendants have moved to dismiss that complaint. In March 2015, a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid.

In 2014, UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013. Pursuant to the settlement, UBS contributed USD 3.5 million to an investor education fund, offered USD 1.68 million in restitution to certain investors and, among other things, committed to undertake an additional review of certain client accounts to determine if additional restitution would be appropriate. That review resulted in an additional USD 2.1 million in restitution being offered to certain investors.

In September 2015, the SEC and the Financial Industry Regulatory Authority (FINRA) announced settlements with UBS PR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBS PR agreed in the SEC settlement to pay USD 15 million (which includes USD 1.18 million in disgorgement, a civil penalty of USD 13.63 million and pre-judgment interest), and USD 18.5 million in the FINRA matter (which includes up to USD 11 million in restitution to 165 UBS PR customers and a civil penalty of USD 7.5 million). The SEC settlement involves a charge against UBS PR of failing to supervise the activities of a former financial advisor who had recommended the impermissible investment of non-purpose loan proceeds into the UBS PR closed-end funds, in violation of firm policy and the customer loan agreements. In the FINRA settlement, UBS PR is alleged to have failed to supervise certain customer accounts which were both more than 75% invested in UBS PR closed-end funds and leveraged against those positions. We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim, but that dismissal was subsequently overturned on appeal. Defendants have renewed their motion to dismiss the complaint on grounds not addressed when the court issued its prior ruling.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012 two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds, and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. A motion for class certification was denied without prejudice to the right to refile the motion after limited discovery.

In June 2015 Puerto Rico’s Governor stated that the Commonwealth is unable to meet its obligations and in September 2015, the Puerto Rico government-established Working Group for the Fiscal and Economic Recovery of Puerto Rico issued a fiscal and economic growth plan as well as a proposal to negotiate with its creditors to restructure the island's outstanding debt. The Governor’s statement and market reaction to any proposed debt restructuring may increase the number of claims against UBS concerning Puerto Rico securities as well as potential damages sought.

Notes to the UBS Group AG interim consolidated financial statements

Note 16   Provisions and contingent liabilities (continued)

Our balance sheet at 30 September 2015 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR, and benchmark rates

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the SEC, the US Commodity Futures Trading Commission (CFTC), the Board of Governors of the Federal Reserve System (Federal Reserve Board), the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC) and the Hong Kong Monetary Authority (HKMA), the Korea Fair Trade Commission and the Brazil Competition Authority (CADE). In addition, WEKO is, and a number of other authorities reportedly are, investigating potential manipulation of precious metals prices. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review.

In 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. UBS has paid a total of approximately CHF 774 million to these authorities, including GBP 234 million in fines to the FCA, USD 290 million in fines to the CFTC, and CHF 134 million to FINMA representing confiscation of costs avoided and profits. The conduct described in the settlements and the FINMA order includes certain UBS personnel: engaging in efforts, alone or in cooperation / collusion with traders at other banks, to manipulate foreign exchange benchmark rates involving multiple currencies, attempts to trigger client stop-loss orders for UBS’s benefit, and inappropriate sharing of confidential client information. We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve processes and controls and requirements imposed by FINMA to apply compensation restrictions for certain employees and to automate at least 95% of our global foreign exchange and precious metals trading by 31 December 2016. In 2014, the HKMA announced the conclusion of its investigation into foreign exchange trading operations of banks in Hong Kong. The HKMA found no evidence of collusion among the banks or of manipulation of foreign exchange benchmark rates in Hong Kong. The HKMA also found that banks had internal control deficiencies with respect to their foreign exchange trading operations.

In May 2015, the DOJ’s Criminal Division (Criminal Division) terminated the NPA with UBS AG. As a result, UBS AG entered into a plea agreement with the Criminal Division pursuant to which UBS AG agreed to and did plead guilty to a one-count criminal information filed in the US District Court for the District of Connecticut charging UBS AG with one count of wire fraud in violation of 18 USC Sections 1343 and 2. Under the plea agreement, UBS AG agreed to a sentence that includes a USD 203 million penalty and a three-year term of probation. The criminal information charges that between approximately 2001 and 2010, UBS AG engaged in a scheme to defraud counterparties to interest rate derivatives transactions by manipulating benchmark interest rates, including Yen LIBOR. Sentencing is currently scheduled for 9 May 2016. The Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain of UBS AG’s employees committed criminal conduct that violated the NPA, including fraudulent and deceptive currency trading and sales practices in conducting certain foreign exchange market transactions with customers and collusion with other participants in certain foreign exchange markets.

In May 2015, the Federal Reserve Board and the Connecticut Department of Banking issued an Order to Cease and Desist and Order of Assessment of a Civil Monetary Penalty Issued upon Consent (Federal Reserve Order) to UBS AG. As part of the Federal Reserve Order, UBS AG paid a USD 342 million civil monetary penalty. The Federal Reserve Order is based on the Federal Reserve Board’s finding that UBS AG had deficient policies and procedures that prevented UBS AG from detecting and addressing unsafe and unsound conduct by foreign exchange traders and salespeople, including disclosures to traders of other institutions of confidential customer information, agreements with traders of other institutions to coordinate foreign exchange trading in a manner to influence certain foreign exchange benchmarks fixes and market prices, and trading strategies that raised potential conflicts of interest, possible agreements with traders of other institutions regarding bid / offer spreads offered to foreign exchange customers, the provision of information to customers regarding price quotes and how a customer’s foreign exchange order is filled.

Note 16   Provisions and contingent liabilities (continued)

UBS has been granted conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) from prosecution for EUR / USD collusion and entered into a non-prosecution agreement covering other currency pairs. As a result, UBS AG will not be subject to prosecutions, fines or other sanctions for antitrust law violations by the Antitrust Division, subject to UBS AG’s continuing cooperation. However, the conditional immunity grant does not bar government agencies from asserting other claims and imposing sanctions against UBS AG, as evidenced by the settlements and ongoing investigations referred to above. UBS has also been granted conditional leniency by authorities in certain jurisdictions, including WEKO, in connection with potential competition law violations relating to precious metals, and as a result, will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in those jurisdictions, subject to our continuing cooperation.

In October 2015, UBS AG settled charges with the SEC relating to structured notes issued by UBS AG that were linked to the UBS V10 Currency Index with Volatility Cap. The SEC alleged that UBS negligently made certain statements and omissions in the offer and sale of the notes that violated Section 17(a)(2) of the Securities Act of 1933. Pursuant to the settlement, and without admitting or denying the SEC's findings, UBS agreed to pay a total of USD 19.5 million, consisting of USD 10 million in disgorgement, a USD 8 million penalty, and USD 1.5 million in prejudgment interest. UBS AG also agreed to pay USD 5.5 million of the disgorgement funds to investors who purchased the SEC-registered V10 notes. In addition, we have determined to compensate clients who purchased V10 instruments that were not registered with the SEC.

Investigations relating to foreign exchange matters by numerous authorities, including the CFTC, remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since November 2013 in US federal courts against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In March 2015, UBS entered into a settlement agreement to resolve those actions. In 2015, additional putative class actions have been filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since January 1, 2003. The complaints assert claims under the Commodity Exchange Act (CEA) and the US antitrust laws. In July 2015, a consolidated complaint was filed on behalf of both putative classes of persons covered by the actions described above. In August 2015, UBS entered into an amended settlement agreement that would resolve all of these claims. The agreement, which is subject to court approval, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes.

In June 2015, a putative class action was filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries, and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign currency exchange transactional services, exercised discretionary authority or discretionary control over management of such ERISA plan, or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA.

In 2015, UBS was added to putative class actions pending against other banks in federal court in New York on behalf of putative classes of persons who bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the US antitrust laws and the CEA and for unjust enrichment.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX, a benchmark rate used for various interest rate derivatives and other financial instruments. These investigations focus on whether there were improper attempts by UBS, among others, either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

Notes to the UBS Group AG interim consolidated financial statements

Note 16   Provisions and contingent liabilities (continued)

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency / immunity grants described below, required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, Swiss franc (CHF) LIBOR, Euro LIBOR, US dollar (USD) LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. Under the NPA, we agreed, among other things, that for two years from 18 December 2012 UBS would not commit any US crime, and we would advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. The term of the NPA was extended by one year to 18 December 2015. In May 2015, the Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain of UBS AG’s employees committed criminal conduct that violated the NPA. As a result, UBS entered into a plea agreement with the DOJ under which it entered a guilty plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR, and agreed to pay a fine of USD 203 million and accept a three-year term of probation. Sentencing is currently scheduled for 9 May 2016.

The MAS, HKMA, ASIC and the Japan Financial Services Agency have all resolved investigations of UBS (and in some cases other banks). The orders or undertakings in connection with these investigations generally require UBS to take remedial actions to improve its processes and controls, impose monetary penalties or other measures. Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions. In 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and has paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, WEKO and the EC, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for CHF LIBOR and certain transactions related to CHF LIBOR. The Canadian Competition Bureau (Bureau) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau discontinued its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

Note 16   Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending are actions asserting losses related to various products whose interest rate was linked to USD LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR, EURIBOR or USD ISDAFIX rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the CEA, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain USD LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. The court has granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract against UBS and other defendants, and limited the CEA claims to contracts purchased between 15 April 2009 and May 2010. In 2015, the court in the US dollar action granted certain plaintiffs permission to assert common law fraud claims against UBS and other defendants. Certain plaintiffs have also appealed the dismissal of their US dollar antitrust claims; this appeal remains pending. In 2014, the court in the Euroyen TIBOR lawsuit dismissed the plaintiff's federal antitrust and state unjust enrichment claims and dismissed a portion of the plaintiff's CEA claims. In 2015, the court in the Euroyen TIBOR case dismissed plaintiff's federal racketeering claims and affirmed its previous dismissal of plaintiff's antitrust claims. UBS and other defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss.

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through January 2014, in violation of US antitrust laws and the CEA, among other theories, and seeks unspecified compensatory damages, including treble damages.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 30 September 2015 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 September 2015 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Notes to the UBS Group AG interim consolidated financial statements

Note 16   Provisions and contingent liabilities (continued)

7. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.3 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit sharing plans. These assessments are being challenged in administrative and judicial proceedings. In May 2015, the administrative court issued a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. This decision has been appealed.

8. Matters relating to the CDS market

In 2013, the EC issued a Statement of Objections against 13 credit default swap (CDS) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (ISDA). The Statement of Objections broadly alleges that the dealers infringed European Union antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. We submitted our response to the Statement of Objections and presented our position in an oral hearing in 2014. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against 12 dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and / or monopolize the market for CDS trading in the US in order to protect the dealers’ profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since 1 January 2008, and seek unspecified trebled compensatory damages and other relief. In 2014, the court granted in part and denied in part defendants’ motions to dismiss the complaint. In September 2015, UBS and the other defendants entered into settlement agreements to resolve the litigation, pursuant to which UBS will pay USD 75 million out of a total settlement amount of approximately USD 1.865 billion. The agreements have received preliminary court approval but are subject to final court approval.

Note 17   Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	30.9.15			30.6.15			31.12.14
CHF million	Gross	Sub-participations	Net	Gross	Sub-participations	Net	Gross	Sub-participations	Net
Guarantees
Credit guarantees and similar instruments	6,642	(313)	6,329	6,515	(407)	6,108	7,126	(346)	6,780
Performance guarantees and similar instruments	3,167	(681)	2,486	3,053	(655)	2,398	3,285	(706)	2,579
Documentary credits	5,770	(1,621)	4,148	5,929	(1,584)	4,345	7,283	(1,740)	5,543
Total guarantees	15,578	(2,615)	12,963	15,497	(2,647)	12,850	17,694	(2,792)	14,902
Loan commitments	54,850	(1,395)	53,455	47,345	(1,469)	45,877	50,688	(1,256)	49,431
Forward starting transactions¹
Reverse repurchase agreements	22,318			16,964			10,304
Securities borrowing agreements	166			64			125
Repurchase agreements	18,099			12,406			5,368
1 Cash to be paid in the future by either UBS or the counterparty.

Notes to the UBS Group AG interim consolidated financial statements

Note 18   Changes in organization and disposals

Restructuring charges

Restructuring charges arise from programs that materially change either the scope of business undertaken by the Group or the manner in which such business is conducted. Restructuring charges are temporary costs that are necessary to effect such programs and include items such as severance and other personnel-related charges, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented below.

Net restructuring charges by business division and Corporate Center unit
	For the quarter ended			Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	30.9.15	30.9.14
Wealth Management	74	69	60	190	138
Wealth Management Americas	39	24	15	87	33
Retail & Corporate	28	17	20	60	48
Asset Management	23	4	5	44	12
Investment Bank	118	66	50	253	201
Corporate Center	17	12	25	160	39
of which: Services	2	0	16	120	22
of which: Non-core and Legacy Portfolio	15	13	10	40	17
Total net restructuring charges	298	191	176	794	469
of which: personnel expenses	118	110	72	295	234
of which: general and administrative expenses	178	80	91	485	215
of which: depreciation and impairment of property, equipment and software	0	1	13	12	20
of which: amortization and impairment of intangible assets	2	0	0	2	1

Net restructuring charges by personnel expense category
	For the quarter ended			Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	30.9.15	30.9.14
Salaries and variable compensation	115	129	55	312	223
Contractors	15	9	13	29	22
Social security	1	1	1	3	3
Pension and other post-employment benefit plans	(18)	(33)	1	(59)	(19)
Other personnel expenses	4	4	2	10	4
Total net restructuring charges: personnel expenses	118	110	72	295	234

Net restructuring charges by general and administrative expense category
	For the quarter ended			Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	30.9.15	30.9.14
Occupancy	55	9	12	75	37
Rent and maintenance of IT and other equipment	0	(6)	11	24	14
Administration	1	1	0	5	1
Travel and entertainment	4	4	2	10	7
Professional fees	46	42	49	119	105
Outsourcing of IT and other services	72	47	18	142	50
Other¹	(1)	(16)	(2)	110	1
Total net restructuring charges: general and administrative expenses	178	80	91	485	215
1 Mainly comprised of onerous real estate lease contracts.

Note 18   Changes in organization and disposals (continued)

Disposal group held for sale

In the second quarter of 2015, UBS agreed to sell Asset Management’s Alternative Fund Services (AFS) business to Mitsubishi UFJ Financial Group Investor Services. The Asset Management Investment Fund Services business, which provides fund administration for traditional mutual funds, is not included in the sale. The sale is expected to close in the fourth quarter of 2015, subject to regulatory approval and other customary closing conditions.

The assets and liabilities of the AFS business which will be transferred to Mitsubishi UFJ Financial Group Investor Services upon completion of the transaction are almost entirely held within Asset Management and, as of 30 September 2015, totaled CHF 1,220 million and CHF 2,760 million (30 June 2015: CHF 254 million and CHF 2,759 million), respectively. These assets and liabilities are presented as a disposal group held-for-sale within Other assets and Other liabilities and  do not include receivables and payables the AFS business has with consolidated entities in the UBS Group. As of 30 September 2015, such intercompany assets and liabilities totaled approximately CHF 2,100 million and CHF 300 million (30 June 2015: approximately CHF 3,100 million and CHF 350 million), respectively.

Notes to the UBS Group AG interim consolidated financial statements

Note 19   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s foreign operations into Swiss francs.

	Spot rate				Average rate¹
	As of				For the quarter ended			Year-to-date
	30.9.15	30.6.15	31.12.14	30.9.14	30.9.15	30.6.15	30.9.14	30.9.15	30.9.14
1 USD	0.97	0.94	0.99	0.95	0.97	0.94	0.93	0.95	0.91
1 EUR	1.09	1.04	1.20	1.21	1.08	1.04	1.21	1.05	1.22
1 GBP	1.47	1.47	1.55	1.55	1.49	1.45	1.54	1.45	1.50
100 JPY	0.81	0.76	0.83	0.87	0.80	0.77	0.88	0.79	0.87

1 Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

Interim consolidated financial information UBS AG (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG (consolidated) and UBS AG (consolidated), as well as key figures for UBS AG (consolidated). Refer to www.ubs.com/investors  for the interim consolidated financial statements of UBS AG, which will be published on 6 November 2015.

Comparison UBS Group AG (consolidated) vs UBS AG (consolidated)

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences which relate to:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income, and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

–   Total equity of UBS Group AG consolidated includes non-controlling interests (NCI) in UBS AG for periods prior to 30 September 2015. Most of the difference in equity attributable to shareholders between the consolidated equity of UBS Group AG and UBS AG related to these non-controlling interests. Net profit attributable to minority shareholders of UBS AG was presented as net profit attributable to NCI in the consolidated income statement of UBS Group AG.

–   Preferred notes issued by UBS AG are presented in the consolidated UBS Group AG balance sheet as equity attributable to NCI, while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders.

–   Fully applied total capital of UBS AG (consolidated) is lower than for UBS Group AG (consolidated), reflecting lower AT1 capital and lower tier 2 capital, partly offset by higher CET1 capital. The difference in CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments which are reflected on the level of UBS Group AG. The difference in AT1 capital relates to the issuances of AT1 capital notes by UBS Group AG, as well as high-trigger loss-absorbing deferred contingent capital plan (DCCP) awards granted to eligible employees for the performance year 2014. The difference in tier 2 capital relates to high-trigger loss-absorbing capital, in the form of 2012 and 2013 DCCP awards, held at the UBS Group AG level.

→   Refer to the “Capital management” section of this report for more information on differences in capital information between UBS Group AG (consolidated) and UBS AG (consolidated)

Interim consolidated financial information UBS AG (unaudited)

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)
	As of or for the quarter ended 30.9.15
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)

Income statement
Operating income	7,170	7,189	(19)	0
Operating expenses	6,382	6,401	(19)	0
Operating profit / (loss) before tax	788	788	0	0
of which: Wealth Management	639	636	3	0
of which: Wealth Management Americas	259	252	7	3
of which: Retail & Corporate	466	466	0	0
of which: Asset Management	114	114	0	0
of which: Investment Bank	496	485	11	2
of which: Corporate Center	(1,186)	(1,165)	(21)	2
of which: Services	(257)	(259)	2	(1)
of which: Group ALM	(111)	(90)	(21)	23
of which: Non-core and Legacy Portfolio	(818)	(817)	(1)	0
Net profit / (loss)	2,083	2,085	(2)	0
of which: attributable to shareholders	2,068	2,083	(15)	(1)
of which: attributable to preferred noteholders		1	(1)
of which: attributable to non-controlling interests	14	1	13

Statement of comprehensive income
Other comprehensive income	1,393	1,393	0	0
of which: attributable to shareholders	1,291	1,314	(23)	(2)
of which: attributable to preferred noteholders		79	(79)
of which: attributable to non-controlling interests	102	0	102
Total comprehensive income	3,475	3,478	(3)	0
of which: attributable to shareholders	3,360	3,397	(37)	(1)
of which: attributable to preferred noteholders		80	(80)
of which: attributable to non-controlling interests	116	0	116

Balance sheet
Total assets	979,746	981,891	(2,145)	0
Total liabilities	923,712	925,808	(2,096)	0
Total equity	56,034	56,083	(49)	0
of which: attributable to shareholders	54,077	54,126	(49)	0
of which: attributable to preferred noteholders		1,919	(1,919)
of which: attributable to non-controlling interests	1,957	38	1,919

Capital information (fully applied)
Common equity tier 1 capital	30,948	33,183	(2,235)	(7)
Additional tier 1 capital	5,578	0	5,578
Tier 2 capital	11,114	10,198	916	9
Total capital	47,640	43,381	4,259	10
Risk-weighted assets	216,314	217,472	(1,158)	(1)
Common equity tier 1 capital ratio (%)	14.3	15.3	(1.0)
Total capital ratio (%)	22.0	19.9	2.1
Leverage ratio denominator	946,476	949,548	(3,072)	0
Leverage ratio (%)	5.0	4.6	0.4

As of or for the quarter ended 30.6.15				As of or for the quarter ended 31.12.14
UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)

7,818	7,784	34	0	6,746	6,745	1	0
6,059	6,087	(28)	0	6,342	6,333	9	0
1,759	1,698	61	4	404	412	(8)	(2)
756	752	4	1	646	646	0	0
191	185	6	3	211	211	0	0
397	397	0	0	340	340	0	0
130	129	1	1	85	85	0	0
551	538	13	2	217	217	0	0
(267)	(303)	36	(12)	(1,096)	(1,087)	(9)	1
(253)	(247)	(6)	2	(249)	(241)	(8)	3
132	89	43	48	(106)	(106)	0	0
(145)	(145)	0	0	(741)	(741)	0	0
1,316	1,255	61	5	919	927	(8)	(1)
1,209	1,178	31	3	858	893	(35)	(4)
	76	(76)		31	31	0	0
106	1	105		29	2	27

(1,900)	(1,900)	0	0	424	424	0	0
(1,805)	(1,849)	44	(2)	368	374	(6)	(2)
	(49)	49		11	50	(39)	(78)
(96)	(2)	(94)		45	0	45
(584)	(645)	61	(9)	1,343	1,352	(9)	(1)
(595)	(671)	76	(11)	1,226	1,268	(42)	(3)
	26	(26)		42	81	(39)	(48)
11	(1)	12		74	3	71

950,168	951,528	(1,360)	0	1,062,478	1,062,327	151	0
896,915	897,966	(1,051)	0	1,008,110	1,008,162	(52)	0
53,253	53,562	(309)	(1)	54,368	54,165	203	0
50,211	51,685	(1,474)	(3)	50,608	52,108	(1,500)	(3)
	1,840	(1,840)			2,013	(2,013)
3,042	38	3,004		3,760	45	3,715

30,265	32,834	(2,569)	(8)	28,941	30,805	(1,864)	(6)
3,777	0	3,777		467	0	467
10,531	9,613	918	10	11,398	10,451	947	9
44,573	42,447	2,126	5	40,806	41,257	(451)	(1)
209,777	210,400	(623)	0	216,462	217,158	(696)	0
14.4	15.6	(1.2)		13.4	14.2	(0.8)
21.2	20.2	1.0		18.9	19.0	(0.1)
944,422	946,457	(2,035)	0	997,822	999,124	(1,302)	0
4.7	4.5	0.2		4.1	4.1	0.0

Interim consolidated financial information UBS AG (unaudited)

UBS AG (consolidated) key figures
	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.9.15	30.6.15	31.12.14	30.9.14	30.9.15	30.9.14

Results
Operating income	7,189	7,784	6,745	6,876	23,834	21,281
Operating expenses	6,401	6,087	6,333	7,430	18,655	19,224
Operating profit / (loss) before tax	788	1,698	412	(554)	5,179	2,057
Net profit / (loss) attributable to UBS AG shareholders	2,083	1,178	893	762	5,285	2,609

Key performance indicators¹
Profitability
Return on tangible equity (%)	18.1	10.4	8.2	7.1	15.4	8.3
Return on assets, gross (%)	3.0	3.1	2.6	2.7	3.2	2.8
Cost / income ratio (%)	88.7	78.1	93.1	107.5	78.1	90.3
Growth
Net profit growth (%)	76.8	(41.8)	17.2	(3.8)	102.6	15.7
Net new money growth for combined wealth management businesses (%)³	0.8	1.5	1.7	3.1	2.0	2.4
Resources
Common equity tier 1 capital ratio (fully applied, %)²	15.3	15.6	14.2	13.7	15.3	13.7
Leverage ratio (phase-in, %)⁴	5.3	5.1	5.4	5.4	5.3	5.4

Additional information
Profitability
Return on equity (RoE) (%)	15.7	8.9	6.9	6.1	13.3	7.1
Return on risk-weighted assets, gross (%)⁵	13.3	14.5	12.3	12.2	14.6	12.4
Resources
Total assets	981,891	951,528	1,062,327	1,044,899	981,891	1,044,899
Equity attributable to UBS AG shareholders	54,126	51,685	52,108	50,824	54,126	50,824
Common equity tier 1 capital (fully applied)²	33,183	32,834	30,805	30,047	33,183	30,047
Common equity tier 1 capital (phase-in)²	40,581	39,169	44,090	42,464	40,581	42,464
Risk-weighted assets (fully applied)²	217,472	210,400	217,158	219,296	217,472	219,296
Risk-weighted assets (phase-in)²	221,410	212,173	221,150	222,648	221,410	222,648
Common equity tier 1 capital ratio (phase-in, %)²	18.3	18.5	19.9	19.1	18.3	19.1
Total capital ratio (fully applied, %)²	19.9	20.2	19.0	18.7	19.9	18.7
Total capital ratio (phase-in, %)²	23.7	23.8	25.6	24.9	23.7	24.9
Leverage ratio (fully applied, %)	4.6	4.5	4.1	4.2	4.6	4.2
Leverage ratio denominator (fully applied)⁴	949,548	946,457	999,124	980,669	949,548	980,669
Leverage ratio denominator (phase-in)⁴	955,027	950,953	1,006,001	987,327	955,027	987,327
Other
Invested assets (CHF billion)⁶	2,577	2,628	2,734	2,640	2,577	2,640
Personnel (full-time equivalents)	58,502	59,648	60,155	60,292	58,502	60,292

1 Refer to the "Measurement of performance" section of UBS's Annual Report 2014 for the definitions of the key performance indicators.    2 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the "Capital management" section of this report for more information.    3 Based on adjusted net new money which excludes the negative effect on net new money (third quarter of 2015: CHF 3.3 billion, second quarter of 2015: CHF 6.6 billion) in Wealth Management from our balance sheet and capital optimization program.   4 In accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information.    5 Based on phase-in Basel III risk-weighted assets.    6 Includes invested assets for Retail & Corporate.

Legal entity financial information

Unaudited

UBS Group AG (standalone)
183	Income statement
183	Balance sheet
184	Basis of accounting
184	Recent developments

UBS AG (standalone)
185	Income statement
186	Balance sheet
187	Basis of accounting
187	Recent developments
187	Joint and several liability
188	Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital
188	Regulatory key figures

UBS Switzerland AG (standalone)
189	Income statement
190	Balance sheet
191	Basis of accounting
191	Joint and several liability
192	Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital
192	Regulatory key figures

UBS Limited (standalone)
193	Income statement
193	Statement of comprehensive income
194	Balance sheet
195	Basis of accounting
195	Capital information

UBS Group AG (standalone)

Income statement
	For the quarter ended		% change from	Year-to-date
CHF million	30.9.15	30.6.15	2Q15	30.9.15
Dividend income from the investment in UBS AG	1,000	1,869	(46)	2,869
Other operating income	111	95	17	254
Operating income	1,111	1,964	(43)	3,123
Operating expenses	114	102	12	361
Operating profit / (loss) before tax	997	1,862	(46)	2,762
Tax expense / (benefit)	2	0		2
Net profit / (loss)	995	1,862	(47)	2,759

Balance sheet
				% change from
CHF million	30.9.15	30.6.15	31.12.14	30.6.15	31.12.14
Current assets	3,789	2,534	1,457	49	160
Non-current assets	45,794	43,151	39,074	6	17
of which: investment in UBS AG	40,376	39,407	38,691	2	4
Total assets	49,582	45,685	40,531	9	22
Short-term liabilities	3,233	2,371	1,065	36	204
Long-term liabilities	7,892	5,915	2,313	33	241
of which: additional tier 1 capital	4,998	3,338	0	50
Total liabilities	11,124	8,286	3,377	34	229
of which: deferred contingent capital plan	1,093	977	794	12	38
of which: other deferred compensation plans	2,449	2,212	2,333	11	5
Share capital¹	385	376	372	2	4
General reserve	37,001	36,966	38,321	0	(3)
Voluntary earnings reserve	(10)	(10)		0
Net profit / (loss) for the year-to-date period	2,759	1,765	(10)	56
Treasury shares	(1,677)	(1,697)	(1,529)	(1)	10
Equity attributable to shareholders	38,458	37,399	37,154	3	4
Total liabilities and equity	49,582	45,685	40,531	9	22
1 Refer to “UBS shares” section of this report for information on UBS Group AG shares.

Legal entity financial information (unaudited)

Basis of accounting

The UBS Group AG standalone financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). Further information on the accounting policies applied for the standalone financial statements of UBS Group AG can be found in “Note 2 Accounting policies” of the UBS Group AG standalone financial statements in the Annual Report 2014. In preparing the interim financial information for UBS Group AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2014. This interim financial information is unaudited and should be read in conjunction with the audited financial statements included in the Annual Report 2014.

Recent developments

Completion of SESTA procedure

In the third quarter of 2015, UBS AG and UBS Group AG announced the successful completion of a procedure under article 33 of the Swiss Stock Exchange Act (SESTA procedure), pursuant to which all UBS AG shares that remained publicly held were canceled and UBS Group AG shares were delivered as compensation. UBS Group AG had initiated the SESTA procedure in March 2015 after its completion of the 2014 exchange offer to acquire all issued shares of UBS AG.

As of 30 September 2015, UBS Group AG held 100% of the issued shares of UBS AG. The UBS AG shares traded on the SIX Swiss Exchange for the last time on 27 August 2015.

Upon completion of the SESTA procedure, UBS Group AG paid a supplementary cash dividend of CHF 0.25 per dividend-bearing share to its shareholders, totaling CHF 938 million, out of the capital contribution reserve within the General reserve, as approved at the Annual General Meeting of shareholders held on 7 May 2015.

Establishment of UBS Business Solutions AG

During the third quarter of 2015, UBS Business Solutions AG was established as a direct subsidiary of UBS Group AG. As part of the establishment of UBS Business Solutions AG, UBS AG paid a cash dividend of CHF 30 million and transferred its participation in the Poland Service Center (PSC) as a dividend-in-kind at book value of CHF 5 million to UBS Group AG. UBS Group AG then contributed CHF 30 million and the participation in the PSC at book value into UBS Business Solutions AG.

UBS AG (standalone)

Income statement
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.15	30.6.15	30.9.14¹	2Q15	3Q14	30.9.15	30.9.14¹
Interest and discount income	1,344	1,493	2,235	(10)	(40)	4,948	6,377
Interest and dividend income from trading portfolio	618	805	605	(23)	2	2,073	2,127
Interest and dividend income from financial investments	52	46	56	13	(7)	149	147
Interest expense	(1,302)	(1,915)	(1,419)	(32)	(8)	(4,679)	(5,064)
Net interest income	713	430	1,477	66	(52)	2,491	3,588
Credit-related fees and commissions	36	87	122	(59)	(70)	228	336
Fee and commission income from securities and investment business	494	756	1,483	(35)	(67)	2,870	4,784
Other fee and commission income	(14)	23	143			136	463
Fee and commission expense	(216)	(307)	(270)	(30)	(20)	(812)	(859)
Net fee and commission income	299	560	1,477	(47)	(80)	2,422	4,724
Net trading income	1,023	548	601	87	70	3,767	2,866
Net income from disposal of financial investments	20	34	19	(41)	5	147	94
Dividend income from investments in subsidiaries and other participations	243	134	211	81	15	655	598
Income from real estate holdings	128	122	7	5		422	19
Sundry ordinary income	1,334	1,261	1,271	6	5	3,319	3,322
Sundry ordinary expenses	(108)	(133)	(499)	(19)	(78)	(380)	(1,400)
Other income from ordinary activities	1,617	1,418	1,010	14	60	4,164	2,633
Operating income	3,652	2,955	4,565	24	(20)	12,844	13,811
Personnel expenses	1,447	1,367	1,995	6	(27)	5,163	6,355
General and administrative expenses	1,333	1,249	1,430	7	(7)	3,951	3,990
Operating expenses	2,780	2,616	3,425	6	(19)	9,114	10,345
Operating profit	872	340	1,140	156	(24)	3,730	3,467
Impairment of investments in subsidiaries and other participations	(1,064)	550	11			471	230
Depreciation and impairment of property, equipment and software	167	149	144	12	16	481	432
Amortization and impairment of goodwill and intangible assets	6	6	5	0	20	17	14
Allowances, provisions and losses	99	(20)	1,600		(94)	159	1,793
Profit / (loss) before extraordinary items and tax	1,665	(345)	(621)			2,602	997
Extraordinary income	9,432	77	2,611		261	10,045	3,145
of which: reversal of impairments and provisions of subsidiaries and other participations	9,436	32	2,604		262	9,484	2,963
Extraordinary expenses	(1)	(5)	0	(80)		(6)	(57)
Tax (expense) / benefit	(14)	(89)	(63)	(84)	(78)	(225)	(150)
Net profit / (loss) for the period	11,082	(362)	1,928		475	12,416	3,936

1 Comparative amounts presented for 30 September 2014 include the results of the Retail & Corporate and Wealth Management businesses booked in Switzerland, which were transferred from UBS AG to UBS Switzerland AG in the second quarter of 2015.

Legal entity financial information (unaudited)
Balance sheet
				% change from
CHF million	30.9.15	30.6.15	31.12.14¹	30.6.15	31.12.14

Assets
Liquid assets	46,604	47,542	95,711	(2)	(51)
Money market paper	7,982	5,992	10,966	33	(27)
Due from banks	112,707	117,193	112,649	(4)	0
Due from customers	133,935	140,507	183,091	(5)	(27)
Mortgage loans	4,610	4,369	155,406	6	(97)
Trading balances in securities and precious metals	88,186	88,631	101,820	(1)	(13)
Financial investments	23,985	26,822	37,154	(11)	(35)
Investments in subsidiaries and other participations	45,479	34,715	27,199	31	67
Property, equipment and software	6,235	6,001	5,899	4	6
Goodwill and intangible assets	41	47	33	(13)	24
Accrued income and prepaid expenses	1,960	2,049	2,012	(4)	(3)
Positive replacement values	23,708	21,730	42,385	9	(44)
Other assets	3,475	3,604	3,568	(4)	(3)
Total assets	498,906	499,202	777,893	0	(36)

Liabilities
Money market paper issued	32,614	36,566	34,235	(11)	(5)
Due to banks	90,301	113,247	94,952	(20)	(5)
Trading portfolio liabilities	24,630	20,639	18,965	19	30
Due to customers on savings and deposit accounts	15,225	13,920	112,709	9	(86)
Other amounts due to customers	133,721	120,039	289,779	11	(54)
Medium-term notes	0	0	602		(100)
Bonds issued and loans from central mortgage institutions	69,426	69,440	77,067	0	(10)
Financial liabilities designated at fair value	41,879	44,807	49,803	(7)	(16)
Accruals and deferred income	4,074	3,841	4,700	6	(13)
Negative replacement values	26,321	27,091	42,911	(3)	(39)
Other liabilities	6,535	5,575	6,962	17	(6)
Allowances and provisions	2,021	1,958	2,831	3	(29)
Total liabilities	446,746	457,124	735,517	(2)	(39)

Equity
Share capital	386	386	384	0	0
General reserve	33,669	34,669	28,453	(3)	18
Other reserves	5,689	5,689	5,689	0	0
Net profit / (loss) for the year-to-date period	12,416	1,334	7,849	831	58
Equity attributable to shareholders	52,160	42,078	42,376	24	23
Total liabilities and equity	498,906	499,202	777,893	0	(36)

1 Comparative balances presented for 31 December 2014 include the Retail & Corporate and Wealth Management businesses booked in Switzerland, which were transferred from UBS AG to UBS Switzerland AG in the second quarter of 2015.

Basis of accounting

UBS AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2008/2 and the Banking Ordinance).

The accounting policies are principally the same as the IFRS-based accounting policies for the consolidated financial statements outlined in Note 1 of the consolidated financial statements in the UBS AG Annual Report 2014. Major differences between the Swiss GAAP requirements and IFRS are described in Note 38 to the consolidated financial statements in the UBS AG Annual Report 2014. Further information on the accounting policies applied for the standalone financial statements of UBS AG can be found in Note 2 to the UBS AG standalone financial statements in the UBS AG Annual Report 2014.

In preparing the interim financial information for UBS AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2014. This interim financial information is unaudited and should be read in conjunction with the audited financial statements included in the UBS AG Annual Report 2014.

UBS AG’s financial statements for full year 2015 will be based on revised Swiss GAAP, reflecting the amended Banking Ordinance and the new FINMA circular 2015/1.

Recent developments

Investment in UBS Americas Holding LLC

In the third quarter of 2015, UBS AG contributed its participations in UBS Americas Inc., UBS Securities LLC and three other subsidiaries into UBS Americas Holding LLC, a direct subsidiary of UBS AG. This contribution was made at a fair value of CHF 21.1 billion, resulting in a gain of CHF 10.1 billion that was recognized in the income statement, largely as extraordinary income, and which increased UBS AG's investment value in UBS Americas Holding LLC.

Completion of SESTA procedure

In the third quarter of 2015, UBS AG and UBS Group AG announced the successful completion of a procedure under article 33 of the Swiss Stock Exchange Act (SESTA procedure), pursuant to which all UBS AG shares that remained publicly held were canceled and UBS Group AG shares were delivered as compensation. UBS Group AG had initiated the SESTA procedure in March 2015 after its completion of the 2014 exchange offer to acquire all issued shares of UBS AG.

As of 30 September 2015, UBS Group AG held 100% of the issued shares of UBS AG. The UBS AG shares traded on the SIX Swiss Exchange for the last time on 27 August 2015.

Upon completion of the SESTA procedure, UBS AG paid a supplementary cash dividend of CHF 0.25 per dividend-bearing share to UBS Group AG, totaling CHF 965 million, out of the capital contribution reserve within the General reserve, as approved at the Annual General Meeting of shareholders held on 7 May 2015.

Establishment of UBS Business Solutions AG

During the third quarter of 2015, UBS Business Solutions AG was established as a direct subsidiary of UBS Group AG. As part of the establishment of UBS Business Solutions AG, UBS AG paid a cash dividend of CHF 30 million and transferred its participation in the Poland Service Center (PSC) as a dividend-in-kind at book value of CHF 5 million to UBS Group AG. UBS Group AG then contributed CHF 30 million and the participation in the PSC into UBS Business Solutions AG.

Joint and several liability

In June 2015, the Retail & Corporate and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act (refer to ”Changes in legal structure“ in the "Supplemental financial information (unaudited) for selected legal entities of the UBS Group" in our second quarter 2015 report for more information). Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, that were transferred to UBS Switzerland AG. UBS AG has no liability for new obligations incurred by UBS Switzerland AG after the asset transfer date.

As of the asset transfer date, UBS AG assumed joint liability for approximately CHF 260 billion of obligations of UBS Switzerland AG, excluding the collateralized portion of secured contractual obligations. The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date. As of 30 September 2015, the joint liability amounted to approximately CHF 64 billion.

Legal entity financial information (unaudited)

Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital
CHF billion	30.9.15	30.6.15	31.12.14
Equity - Swiss federal banking law¹	52.2	42.1	42.4
Deferred tax assets	1.8	2.1	3.5
Defined benefit plans	0.0	0.0	3.7
Investments in the finance sector	(16.6)	(10.0)	(9.2)
Goodwill and intangible assets	(0.4)	(0.4)	(0.4)
Other²	(3.2)	(3.3)	(4.2)
Common equity tier 1 capital (phase-in)	33.8	30.6	35.9
Tier 2 capital (phase-in)	0.0	1.2	6.4
Total capital (phase-in)	33.8	31.8	42.2

1 Equity under Swiss federal banking law is adjusted to derive equity in accordance with IFRS and then further adjusted to derive common equity tier 1 (CET1) capital in accordance with Swiss SRB Basel III requirements.    2 Includes accruals for capital returns to shareholders and other items.

Regulatory key figures
	Requirement	Actual
CHF million, except where indicated	30.9.15	30.9.15	30.6.15	31.12.14
Capital ratios - Swiss SRB (phase-in)¹
Common equity tier 1 capital	23,504	33,772	30,589	35,851
Tier 2 capital			1,239	6,390
Total capital	32,906	33,772	31,827	42,241
Risk-weighted assets		235,044	222,767	293,889
Common equity tier 1 capital ratio (%)	10.0	14.4	13.7	12.2
Total capital ratio (%)	14.0	14.4	14.3	14.4
Leverage ratio - Swiss SRB (phase-in)¹
Total capital		33,772	31,827	42,241
Leverage ratio denominator		610,111	603,303	944,248
Leverage ratio (%)	3.4	5.5	5.3	4.5
Leverage ratio - BIS (phase-in)²
Tier 1 Capital		33,772	30,589
Leverage ratio denominator		664,767	677,189
Leverage ratio (%)		5.1	4.5
Liquidity coverage ratio³
Net cash outflows (CHF billion)		72	75	146
High-quality liquid assets (CHF billion)		93	83	161
Liquidity coverage ratio (%)	100	129	111	111

1 Refer to the “Capital management” section of this report for more information. Spot numbers were reported for the leverage ratio for the second quarter of 2015 due to the business transfer to UBS Switzerland AG in the second quarter of 2015. 2 Based on the BIS Basel III rules. Refer to the “Capital management” section of this report for more information. 3 Figures as of 30 September 2015 and 30 June 2015 were prepared on a three month average basis and as of 31 December 2014 on a monthly pro-forma basis. Refer to the “Liquidity and funding management” section of this report for more information.

Additional information concerning the capital requirements applicable to UBS AG (standalone) can be found in the document “UBS AG Third quarter 2015 report”, which will be available from 6 November 2015 in the section “Quarterly reporting” at www.ubs.com/investors.

The same document contains supplemental Swiss SRB Basel III capital information and information on the leverage ratio, the supplemental leverage ratio and the liquidity coverage ratio.

UBS Switzerland AG (standalone)

Income statement
	For the quarter ended		% change from	Year-to-date¹
CHF million	30.9.15	30.6.15	2Q15	30.9.15
Interest and discount income	937	1,097	(15)	2,034
Interest and dividend income from financial investments	18	14	29	32
Interest expense	(124)	(285)	(56)	(409)
Net interest income	832	826	1	1,658
Credit-related fees and commissions	41	39	5	80
Fee and commission income from securities and investment business	886	910	(3)	1,797
Other fee and commission income	171	173	(1)	343
Fee and commission expense	(94)	(94)	0	(188)
Net fee and commission income	1,004	1,028	(2)	2,033
Net trading income	224	246	(9)	471
Net income from disposal of financial investments	3	2	50	5
Dividend income from investments in subsidiaries and other participations	0	30	(100)	30
Sundry ordinary income	5	58	(91)	64
Sundry ordinary expenses	(13)	(19)	(32)	(32)
Other income from ordinary activities	(5)	72		67
Operating income	2,055	2,173	(5)	4,228
Personnel expenses	534	548	(3)	1,083
General and administrative expenses	874	785	11	1,658
Operating expenses	1,408	1,333	6	2,741
Operating profit	647	840	(23)	1,486
Depreciation and impairment of property, equipment and software	4	4	0	8
Amortization and impairment of goodwill and intangible assets	263	263	0	525
Allowances, provisions and losses	6	8	(25)	13
Profit / (loss) before extraordinary items and tax	375	566	(34)	941
Extraordinary income	5			5
Tax (expense) / benefit	(87)	(54)	61	(141)
Net profit / (loss) for the period	293	512	(43)	805
1 Comparative information for the year-to-date period ended 30 September 2014 is not presented as no material profit / (loss) was generated by UBS Switzerland AG during that period.

Legal entity financial information (unaudited)

Balance sheet
				% change from
CHF million	30.9.15	30.6.15	1.4.15¹	30.6.15	1.4.15

Assets
Liquid assets	44,360	31,195	30,564	42	45
Money market paper	4,151	3,968	5,825	5	(29)
Due from banks	34,047	46,734	62,405	(27)	(45)
Due from customers	40,550	41,041	44,119	(1)	(8)
Mortgage loans	149,668	150,015	151,121	0	(1)
Trading balances in securities and precious metals	3,065	3,409	2,762	(10)	11
Financial investments	18,955	19,805	20,269	(4)	(6)
Investments in subsidiaries and other participations	42	42	42	0	0
Property, equipment and software	18	21	22	(14)	(18)
Goodwill and intangible assets	4,725	4,988	5,250	(5)	(10)
Accrued income and prepaid expenses	269	287	281	(6)	(4)
Positive replacement values	2,849	2,610	3,092	9	(8)
Other assets	952	1,170	700	(19)	36
Total assets	303,651	305,286	326,452	(1)	(7)

Liabilities
Money market paper issued	28	33	36	(15)	(22)
Due to banks	43,271	49,265	59,287	(12)	(27)
Trading portfolio liabilities	121	217	191	(44)	(37)
Due to customers on savings and deposit accounts	96,373	96,040	96,542	0	0
Other amounts due to customers	137,364	133,106	142,032	3	(3)
Medium-term notes	430	497	539	(13)	(20)
Bonds issued and loans from central mortgage institutions	8,139	8,147	7,865	0	3
Accruals and deferred income	799	565	360	41	122
Negative replacement values	1,395	1,547	2,760	(10)	(49)
Other liabilities	1,655	2,074	3,594	(20)	(54)
Allowances and provisions	189	200	174	(6)	9
Total liabilities	289,764	291,692	313,381	(1)	(8)

Equity
Share capital	10	10	0	0
General reserve	13,072	13,072	13,072
Net profit / (loss) for the period	805	512	0	57
Equity attributable to shareholders	13,887	13,594	13,072	2	6
Total liabilities and equity	303,651	305,286	326,452	(1)	(7)

1 Comparative balances as of 1 April 2015 are presented in order to provide transparency on movements since the business transfer from UBS AG to UBS Switzerland AG, which was recorded retrospectively as of 1 April 2015.

Basis of accounting

The UBS Switzerland AG standalone financial statements are prepared in accordance with  Swiss GAAP (FINMA Circular 2008/2 and the Banking Ordinance).

In preparing the interim financial information for UBS Switzerland AG, the same accounting policies and methods of computation have been applied as in the annual financial statements of UBS AG as of 31 December 2014. This interim financial information is unaudited.

Further information on the accounting policies applied for the standalone financial information of UBS Switzerland AG can be found in Note 2 to the UBS AG standalone financial statements in the UBS AG Annual Report 2014.

UBS Switzerland AG’s financial statements for the period ending 31 December 2015 will be based on revised Swiss GAAP, reflecting the amended Banking Ordinance and the new FINMA circular 2015/1.

Joint and several liability

In June 2015, the Retail & Corporate and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act (refer to ”Changes in legal structure“ in the "Supplemental financial information (unaudited) for selected legal entities of the UBS Group" in our second quarter 2015 report for more information). Under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for contractual obligations of UBS AG existing on the asset transfer date, 14 June 2015. UBS Switzerland AG has no liability for new obligations incurred by UBS AG after the asset transfer date.

As of the asset transfer date, UBS Switzerland AG assumed joint liability for approximately CHF 325 billion of obligations of UBS AG, excluding the collateralized portion of secured contractual obligations and covered bonds. As of 30 September 2015, UBS Switzerland AG's joint liability has decreased to CHF 183 billion. The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date. As of 30 September 2015, the probability of an outflow under the joint and several liability is assessed to be remote.

Legal entity financial information (unaudited)

Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital
CHF billion	30.9.15	30.6.15
Equity – Swiss federal banking law¹	13.9	13.6
Deferred tax assets	0.9	1.0
Goodwill and intangible assets	(4.7)	(5.0)
Other²	(1.3)	(0.8)
Common equity tier 1 capital (phase-in)	8.8	8.8
Additional tier 1 capital (phase-in)	1.5	1.5
Tier 2 capital (phase-in)	2.5	2.5
Total capital (phase-in)	12.8	12.8

1 Equity under Swiss federal banking law is adjusted to derive equity in accordance with IFRS and then further adjusted to derive common equity tier 1 (CET1) capital in accordance with Swiss SRB Basel III requirements.    2 Includes accruals for capital returns to shareholders and other items.

Regulatory key figures
	Requirement¹	Actual
CHF million, except where indicated	30.9.15	30.9.15	30.6.15
Capital ratios - Swiss SRB (phase-in)²
Common equity tier 1 capital	6,389	8,819	8,782
Additional tier 1 capital		1,500	1,500
Tier 2 capital		2,500	2,500
Total capital	10,604	12,819	12,782
Risk-weighted assets		82,253	79,296
Common equity tier 1 capital ratio (%)	7.8	10.7	11.1
Total capital ratio (%)	12.9	15.6	16.1
Leverage ratio - Swiss SRB (phase-in)²
Total capital		12,819	12,782
Leverage ratio denominator		311,941	311,242
Leverage ratio (%)	3.0	4.1	4.1
Leverage ratio - BIS (phase-in)³
Tier 1 capital		10,319	10,282
Leverage ratio denominator		315,014	321,571
Leverage ratio (%)		3.3	3.2
Liquidity coverage ratio⁴
Net cash outflows (CHF billion)		65	58
High-quality liquid assets (CHF billion)		73	66
Liquidity coverage ratio (%)	100	113	113

1 The CET1 capital ratio requirement of 7.8%, the total capital ratio requirement of 12.9% and the total leverage ratio requirement of 3.0% are the current phase-in requirements according to the Swiss Capital Adequacy Ordinance. In addition, FINMA defined a) a total capital ratio requirement for UBS Switzerland AG which is the sum of 14.4% and the current effect of the countercyclical buffer requirement of 0.4%, of which 10.0% plus the effect of the countercyclical buffer requirement must be satisfied with CET1 capital and b) a total leverage ratio requirement of 3.5%. These requirements will be effective until they are exceeded by the Swiss SRB Basel III phase-in requirements. 2 Refer to the “Capital management” section of this report for more information. Spot numbers were reported for the leverage ratio for the second quarter of 2015, as UBS Switzerland AG was not operative before the asset transfer from UBS AG in the second quarter of 2015.  3 Based on the BIS Basel III rules. Refer to the ”Capital management” section of this report for more information. 4 Figures as of 30 September 2015 and 30 June 2015 are prepared on a three month average basis. Refer to the “Liquidity and funding management” section of this report for more information.

Additional information concerning the capital requirements applicable to UBS Switzerland AG (standalone) can be found in the document “UBS Switzerland AG (standalone) regulatory information,” which will be available from 6 November 2015 in the section “Quarterly reporting” at www.ubs.com/investors.

The same document contains supplemental Swiss SRB Basel III capital information, information on the leverage ratio, the supplemental leverage ratio and the liquidity coverage ratio.

UBS Limited (standalone)

Income statement
	For the quarter ended			% change from		Year-to-date
GBP million	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Interest income	73	73	104	0	(30)	199	242
Interest expense	(58)	(85)	(80)	(32)	(28)	(199)	(216)
Net interest income	15	(12)	25		(40)	0	26
Credit loss expense / recovery	0	1	0			2
Net fee and commission income	167	208	190	(20)	(12)	606	323
Net trading income	17	6	(21)	183		9	(20)
Other income	(31)	(29)	(55)	7	(44)	(96)	6
Total operating income	168	174	138	(3)	22	521	336
Total operating expenses	111	136	125	(18)	(11)	396	271
Operating profit before tax	57	38	13	50	338	125	65
Tax expense / (benefit)	(44)	11	(43)		2	(23)	(49)
Net profit	101	27	57	274	77	148	114

Statement of comprehensive income
	For the quarter ended			Year-to-date
GBP million	30.9.15	30.6.15	30.9.14	30.9.15	30.9.14
Net profit	101	27	57	148	114

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Financial investments available-for-sale
Net unrealized gains / (losses) on financial investments available-for-sale	3	(7)	2	2	1
Total other comprehensive income that may be reclassified to the income statement	3	(7)	2	2	1
Total comprehensive income	104	20	59	150	116

Legal entity financial information (unaudited)

Balance sheet
				% change from
GBP million	30.9.15	30.6.15	31.12.14	30.6.15	31.12.14

Assets
Cash and balances with central banks	9	9	9	1	(4)
Due from banks	1,040	1,077	785	(3)	32
Cash collateral on securities borrowed	3,445	3,548	2,643	(3)	30
Reverse repurchase agreements	6,240	5,613	8,914	11	(30)
Trading portfolio assets	4,588	5,008	3,937	(8)	17
Positive replacement values	21,581	21,027	30,042	3	(28)
Cash collateral receivables on derivative instruments	6,465	5,689	7,052	14	(8)
Financial assets designated at fair value	758	810	527	(7)	44
Loans	511	447	323	14	58
Financial Investments	4,157	5,409	5,512	(23)	(25)
Deferred tax asset	138	89	106	54	30
Other assets	330	402	214	(18)	54
Total assets	49,261	49,128	60,063	0	(18)

Liabilities
Due to banks	2,259	4,384	5,150	(48)	(56)
Cash collateral on securities lent	475	992	946	(52)	(50)
Repurchase agreements	7,584	5,697	7,818	33	(3)
Trading portfolio liabilities	4,457	4,325	2,447	3	82
Negative replacement values	21,860	20,920	29,929	4	(27)
Cash collateral payables on derivative instruments	7,045	6,691	7,991	5	(12)
Financial liabilities designated at fair value	837	852	559	(2)	50
Due to customers	162	772	754	(79)	(78)
Other liabilities	303	312	263	(3)	15
Total liabilities	44,981	44,944	55,857	0	(19)

Equity
Share capital	227	227	227	0	0
Share premium	3,123	3,123	3,123	0	0
Retained earnings	307	215	236	43	30
Cumulative net income recognized directly in equity, net of tax	8	5	6	64	29
Other equity instruments	615	615	615	0	0
Total equity	4,279	4,184	4,206	2	2
Total liabilities and equity	49,261	49,128	60,063	0	(18)

Basis of accounting

The financial statements of UBS Limited are prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Union (EU), and are stated in British pounds (GBP), the functional currency of the entity. UBS Group AG is the ultimate parent of UBS Limited, which is 100% owned by UBS AG. This interim financial information does not comply with IAS 34, Interim Financial Reporting, as it includes only the income statement, the statement of comprehensive income and the balance sheet of UBS Limited.

In preparing this interim financial information, the same accounting policies and methods of computation have been applied as in the audited financial statements included in the Annual Report and Financial Statements of UBS Limited for the year ended 31 December 2014, which is available in the “Subsidiary and branch information” section at www.ubs.com/investors.  This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Limited.

Capital information¹˒²
GBP million, except where indicated	30.9.15	30.6.15	31.12.14
Tier 1 capital	3,956	3,961	3,947
of which: common equity tier 1 capital	3,341	3,346	3,332
Tier 2 capital	978	941	997
Total capital	4,934	4,902	4,944
Common equity tier 1 capital ratio (%)	27.1	27.3	30.8
Tier 1 capital ratio (%)	32.0	32.3	36.5
Total capital ratio (%)	40.0	40.0	45.7
Risk-weighted assets	12,346	12,261	10,810

1 Capital information for UBS Limited was prepared in accordance with Regulation (EU) No 575 / 2013 and Directive 2013 / 36 / EU as implemented in the UK.    2 There is no local disclosure requirement for the liquidity coverage ratio or leverage ratio for UBS Limited.

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AGM               annual general meeting of shareholders

AIV                  alternative investment vehicles

AMA               advanced measurement approach

AoA                articles of association

APAC              Asia Pacific

AT1                 additional tier 1

B

BCBS               Basel Committee on Banking Supervision

BIS                   Bank for International Settlements

BoD                 Board of Directors

bps                  basis points

C

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCP                 central counterparty

CDO                collateralized debt obligations

CDR                constant default rate

CDS                 credit default swaps

CEA                 Commodity Exchange Act

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CHF                 Swiss franc

CMBS             commercial mortgage-backed securities

CVA                credit valuation adjustments

D

DCCP              deferred contingent capital plan

DOJ                 Department of Justice

DVA                debit valuation adjustments

E

EAD                 exposure at default

EC                   European Commission

ECB                 European Central Bank

EIR                   effective interest rate

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ETD                 exchange-traded derivatives

ETF                  exchange-traded funds

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 Financial Conduct Authority

FCT                  foreign currency translation

FDIC                Federal Deposit Insurance Corporation

FINMA            Swiss Financial Market Supervisory Authority

FSA                  Financial Services Authority

FSB                  Financial Stability Board

FTD                  first to default

FTP                  funds transfer price

FVA                 funding valuation adjustments

FX                    foreign exchange

G

GAAP              generally accepted accounting principles

GBP                 British pound

GEB                 Group Executive Board

Group ALM    Group Asset and Liability Management

Group ALCO  Group Asset and Liability Management Committee

G-SIB              global systemically important banks

H

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IFRS                 International Financial Reporting Standards

IPS                   Investment Products and Services

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

K

KPI                   key performance indicator

L

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LRD                 leverage ratio denominator

LTV                  loan-to-value

N

NAV                net asset value

NRV                 negative replacement values

NPA                 non-prosecution agreement

NSFR               net stable funding ratio

O

OCC                Office of the Comptroller of the Currency

OECD              Organization for Economic Cooperation and Development

OCI                 other comprehensive income

OTC                over-the-counter

Abbreviations frequently used in our financial reports (continued)

P

PRA UK           Prudential Regulation Authority

PRV                 positive replacement values

R

RMBS              residential mortgage-backed securities

RoAE               return on attributed equity

RoE                 return on equity

RoTE               return on tangible equity

RWA               risk-weighted assets

S

SE                    structured entity

SEC US            Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SNB                 Swiss National Bank

SRB                 systemically relevant banks

T

TBTF                too big to fail

TLAC               total loss-absorbing capacity

U

UK                   United Kingdom

US                   United States of America

USD                 US dollar

V

VaR                 value-at-risk

Appendix

Information sources

Reporting publication

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of our Group strategy and performance, the strategy and performance of the business divisions and the Corporate Center, risk, treasury and capital management, corporate governance, responsibility and senior management compensation, including compensation to the Board of Directors and the Group Executive Board members, and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation to the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors  in the “Financial information” section. Printed copies can be ordered from the same website in the “Investor services” section, which can be accessed via the link on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors  provides the following information on UBS: news releases, financial information, including results-related filings with the US Securities and Exchange Commission, corporate information, including UBS share price charts and data and dividend information, the UBS corporate calendar and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service / UBS news alert: On the www.ubs.com/newsalerts  website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov,  or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit www.ubs.com/investors  for more information.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD), and the degree to which UBS is successful in implementing changes to its business to meet changing market, regulatory and other conditions; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, implementing a service company model, the transfer of the Asset Management business to a holding company, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements relating to capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including measures to impose new or enhanced duties when interacting with customers or in the execution and handling of customer transactions; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions; (x) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xi) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading and systems failures; (xvi) restrictions to the ability of subsidiaries of the Group to make loans or distributions of any kind, directly or indirectly, to UBS Group AG; (xvii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance; and (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS GROUP AG

By: _/s/   Sergio Ermotti______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Tom Naratil__________________

Name:  Tom Naratil

Title:    Group Chief Financial Officer

UBS AG

By: _/s/   Sergio Ermotti______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Tom Naratil__________________

Name:  Tom Naratil

Title:    Group Chief Financial Officer

Date:  November 3, 2015